Form 10-K, Exhibit 13
period 1994-09-30
FLORIDA ROCK INDUSTRIES INC
filed 1994-12-22
CIK 37651

FLORIDA ROCK INDUSTRIES, INC.
Annual Report 1994


CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                             1994            1993          %Change

Net sales                    $336,526        $294,431      +014.3
Gross profit                 $59,431          $41,704      +042.5
Operating profit             $27,461         $11,403       +140.8
Income before
  income taxes               $25,533          $12,185      +109.5
Net income                    $17,216          $7,777      +121.4

Per common share:

Net income                        $1.82          $.85      +114.1
Stockholders' equity             $20.25        $18.66      +008.5
Cash dividend                     $0.50         $0.50
Return on ending
  stockholders' equity               9.0%          4.5%


1994 CORPORATE HIGHLIGHTS
Sales increased - 14%

Net income increased - 121%

Continuing efficiency improvements

$23,121,000 invested in additional property, plant and equipment

$75,000,000 revolving credit agreement of which $64,000,000 was unused at year end

Short-term lines of credit aggregating $30,000,000 of which $23,300,000 was unused at year end

BUSINESS. The Company is a major Southeastern construction materials company concentrating in construction aggregates and concrete products in Florida, Georgia, Virginia, Maryland, and Washington, D.C.

OBJECTIVE. The Company's objective is to grow as a major
Southeastern natural resource oriented, basic construction materials company which provides sound long-term growth and a superior return on stockholders' equity.

Internal growth is accomplished through emphasizing superior products and service to customers in expanding markets, and engaging in an ongoing exploration program for new aggregates deposits to serve new and existing markets.

External growth through the acquisition program is designed to broaden the Company's geographic market area by acquiring related businesses in the Southeast.

1994 was a good year for Florida Rock. Profits more than doubled on a 14% sales increase. The improved financial results are the product of the continuing recovery in most of the Company's Southeastern markets and our management team's cost reduction, efficiency improvement and capital investment programs over the last five years.

Although sales and profitability have recovered over the past two years, they remain below what we believe is the long-term norm for our markets and our objectives.

RESULTS. Sales for fiscal 1994 were $336,526,000, up 14.3% from $294,431,000 in fiscal 1993. The increase in sales was due to increased construction activity primarily in the Florida and Georgia markets. The Virginia markets began an anemic recovery in 1994. The Maryland markets remain depressed and in some cases continued to decline. Also, there were very modest price increases in selected markets.

In 1994 operating profit increased 140.8% to $27,461,000 from $11,403,000. Profit margins improved as the result of sales increases and continuing cost containment programs. Selling, general and administrative expense increased 5.5% primarily as the result of increased profit sharing and incentive compensation due to the improved profits. Underlying expenses remained level.

The 22% decrease in interest expense from last year was due to a decrease in the average debt outstanding. Average interest rates increased during the year.

In 1994 the effective tax rate decreased to 32.6% from 36.2% in 1993. The decrease was due to the 1993 requirement under FASB 109 to increase deferred taxes by $748,000 as a result of the increase in the top Federal tax rate.

Income before income taxes increased 109.5% to $25,533,000 from $12,185,000 in 1993 which included a gain on sale of S&G Concrete of North Carolina and land of $2,766,000. Net income was $17,216,000 which was a 121.4% increase from fiscal 1993's net income of $7,777,000. Earnings per share in 1994 were $1.82, a 114.1% increase over $.85 last year. Average number of shares of common stock outstanding increased 3.1% to 9,485,041 in 1994.

As in 1993, the substantial percentage increases in profits in 1994 were attributable to the major cost reduction programs that were implemented during the downturn through 1992. The prior sacrifices and continuing dedication of our employees to maintaining a cost efficient quality organization made the continuing profit margin improvements possible.

CAPITAL EXPENDITURES. Management continues to believe the key to long-term growth and profitability is through its continuing major capital expenditure program leading to low cost operations and new operations where warranted by expected market development.

Fiscal 1994 capital expenditures totaled $23,121,000 versus a plan of $30,000,000 and actual expenditures of $33,558,000 in 1993. The capital expenditures were divided approximately 61% for replacements and modernization of existing plant and equipment, 25% for expansions, 10% to acquire land and aggregates deposits to be used in current and future operations and 4% for safety and environmental. Depreciation and depletion was $24,355,000.

The fiscal 1995 capital expenditure plan totals approximately $60,000,000, versus estimated depreciation and depletion of $27,400,000. Approximately 48% of the planned expenditures is for plant and equipment replacements and modernization, 31% is for expansion and new projects, 18% is for new plant sites and deposits, and 3% is for safety and environmental. The 1995 capital expenditure plan is subject to review as market conditions and the economic picture evolve.

FINANCIAL MANAGEMENT. Cash generated from operations of $42,512,000 more than enabled the Company to fund its major capital expenditure program for fiscal 1994.

On November 16, 1993, the Company sold in a private placement
290,909 shares of its common stock for $8,000,000. The purchase price was received by cancellation of an $8,000,000 note.

During 1994 total debt was reduced $28,346,000 from $60,823,000 to $32,477,000 at September 30, 1994.

At September 30, 1994, $11,000,000 was borrowed under the $75,000,000 revolving credit agreement and $64,000,000 was available for other corporate purposes. The Company has $30,000,000 in short-term bank lines of which $6,700,000 was utilized at year end.

DIVIDENDS. The Board of Directors maintained the semiannual dividend of $.25 per share. Consequently, cash dividends of $.50 per share were paid during the year to stockholders.
Subsequent to fiscal year end, in December 1994, the Board declared the semiannual cash dividend of $.25 per share payable on January 3, 1995 to stockholders of record on December 15, 1994.

STOCK REPURCHASE. The Board of Directors authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise.

STOCKHOLDERS MEETING. On February 2, 1994, the annual stockholders meeting was held in Jacksonville, Florida. The stockholders elected Thompson S. Baker II, Albert D. Ernest, Jr.,
Luke E. Fichthorn III and C. J. Shepherdson as directors to terms expiring in 1998.


A. R. Carpenter was elected as director for a term expiring in 1995.

SAFETY. Management continued its emphasis on a safe, drug-free work place.

The Company's Florida/Georgia Aggregates Group repeated its outstanding safety record in fiscal 1994. In 1994, only 3 lost-time accidents occurred while an average of approximately 525 employees worked more than 1,325,000 man-hours during the year. Numerous national and state safety awards were again won by the Group. During the year, the Macon Quarry received recognition from the National Safety Council for achieving the highest number of work hours without a lost-time accident ever by a granite quarry.

SUMMARY AND OUTLOOK. The sales recovery expected in 1994 occurred in accordance with expectations. Increased volumes combined with improved efficiencies and continuing cost control resulted in improved earnings. The capital expenditure program focused on higher than normal replacements and new trucks and equipment to meet increased demand and to improve efficiencies.

In 1995 management expects slower economic growth. The Federal Reserve's program to contain inflation by slowing economic growth through increased interest rates has already impacted some of our market segments. Higher mortgage rates have reduced home sales and as a result, single family home building permits appear to have peaked during 1993. Permits for new single family homes are currently running about 7% below their prior levels in the Southeast. However, while off from their highs, residential construction remains quite strong. Conversely, multi-family dwellings or apartment units continued to decline until 1993 when it began to recover. This recovery has continued through 1994 and appears to be driven by low vacancy rates as opposed to interest rates. Commercial industrial construction markets began to recover during 1994. It would appear, barring an oppressive increase in interest rates, that these markets remain driven by capacity utilization more than mortgage rates. Federal and state infrastructure requirements remain good and are expected to continue to grow in all markets although they will remain constrained by each respective state's ability to fund its programs.

Management continues to explore new opportunities to further expand and develop the Company in its existing and contiguous geographical markets. The Southeastern markets served by Florida Rock are among the prime long-term growth markets in the United States. Management's long-term operating plans remain based on the forecasted secular growth in the Company's markets and a belief in the fundamental strength of the U.S. economy.

The continuing dedication and excellent performance of our managers and employees have been critical in improving profitability and will be the key to Florida Rock's growth and success in the future.

Respectfully yours,



Edward L. Baker
Chairman of the Board and Chief Executive Officer



John D. Baker II
President

OPERATIONS. Sales increased in fiscal 1994 with the growth in Florida, Georgia and Virginia. Increased sales combined with ongoing cost reduction and efficiency improvement programs resulted in improved profit and profit margins. The gross profit margin increased to 17.7% in fiscal 1994 from 14.2% in fiscal 1993.

The Company produces and sells construction aggregates, ready mixed concrete, concrete block and prestressed concrete. It also markets other building materials.

The Company operates seven crushed stone plants, eight sand plants and one industrial sand plant in Florida.

It operates five crushed stone plants in Georgia; one sand and gravel plant and three crushed stone plants in Maryland; and two crushed stone plants and one sand and gravel plant in Virginia. The Company also operates aggregates distribution terminals in Northern Virginia; Norfolk/Virginia Beach, Virginia; Baltimore, Maryland and the Eastern Shore of Maryland.

The Company's construction aggregates operations are spread throughout the Southeast. The Company sells construction aggregates throughout most of Florida with the principal exception of the panhandle. In Georgia the Company primarily serves the regional construction markets around Griffin, Macon, Rome and the southern portion of the Atlanta market. The Rome quarry also sells crushed limestone to a cement mill. In Virginia the Company primarily serves the Richmond, Norfolk/Virginia Beach and Northern Virginia markets. In Maryland the principal markets served are the greater Baltimore Area, Frederick and Montgomery Counties and the Eastern Shore of Maryland from waterfront distribution yards.

The Company has substantial long-term reserves of sand and stone in Florida, Georgia, Maryland and Virginia which are owned or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. Prestressed concrete products for commercial developments and bridge and highway construction are produced in Wilmington, North Carolina.

At the end of fiscal 1994, the Company had 79 ready mixed concrete plants and 11 concrete block plants of which one remained closed, and a delivery fleet of 854 ready mix and block trucks. During 1994 $5,300,000 was invested in 50 new ready mix and block trucks to both modernize and expand the fleet. All the Florida and Georgia ready mixed concrete plants are fully operational. Five ready mix concrete plants in Virginia are being operated only on an as needed basis, with the day-to-day demand being met from other nearby plants.

NEW DEVELOPMENTS. Management continued to modernize and expand operations where cost savings and/or long-term growth plans warranted.

The vast majority of the capital expenditures during 1994 were spent on equipment replacements and expansions. Separate identifiable projects included a variety of projects. In Florida the Company opened a new ready mix concrete plant to serve the Eastern Tallahassee market. Construction was substantially completed on a new ready mix plant to serve a segment of the Richmond, Virginia market. The plant is expected to be put in service during the first quarter of fiscal 1995. A new base rock crusher system currently under construction in Fort Myers, Florida, is scheduled for completion in January 1995. At the Forest Park quarry outside Atlanta, Georgia, the infrastructure surrounding the quarry was moved thereby making available 32 million tons of additional reserves.

The modernization of the Tyrone, Georgia quarry continued. A new sand plant was put in operation on a new deposit to replace a depleted site, thus enabling the Company to continue to serve segments of the Tampa and Orlando markets.

During 1994 all the Company's operations continued to make both capital and operating expenditures to make the Company an environmentally responsible member of each community. One of the Company's goals is to not only be in compliance with the environmental regulations but to be a model member of each community in which it has a presence. Two of the Company's stone quarries, Brooksville and Gulf Hammock, have been certified as wildlife habitats by the Wildlife Habitat Council. The Gulf Hammock quarry was awarded National Stone Association's Gold Eagle award for environmental accomplishments.

During 1994 the Company initiated a business process improvement program which is designed to bring total quality to the management, production and customer service systems.

Fiscal 1995 should continue to reflect the benefits of the operating efficiencies from capital improvements which, when combined with increased sales, should result in a greater percentage increase in earnings and improved returns on capital employed.



Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                 1994        1993        1992          1991        1990
                 ____        ____        ____          ____        ____

SUMMARY OF OPERATIONS
Net sales        $336,526    $294,431    $271,821  $295,726    $390,546
Gross profit      $59,431     $41,704     $34,956   $36,013     $65,771
Operating profit  $27,461     $11,403      $6,480    $4,415     $30,550
Interest expense   $2,223      $2,850      $3,146    $4,800      $5,779
Income before
  income taxes   $ 25,533     $12,185      $4,325    $1,682     $25,093
Provision (benefit)
  for income taxes $8,317      $4,408        $469     ($361)     $7,993
Net income        $17,216      $7,777      $3,856    $2,043     $17,100

PER COMMON SHARE
Net income          $1.82        $.85        $.42      $.22       $1.86
Stockholders' equity$20.25     $18.66      $18.32    $18.40      $18.68
Cash dividend         $.50       $.50        $.50      $.50        $.50

FINANCIAL SUMMARY
Current assets        $75,720     $73,017     $65,907   $62,590     $71,167
Current liabilities   $49,298     $52,033     $46,645   $47,724     $48,585
Working capital       $26,422     $20,984     $19,262   $14,866     $22,582
Property, plant
 and equipment, net  $208,076    $210,110    $204,235  $204,822    $209,765
Total assets         $310,590    $312,384    $296,784  $299,724    $305,363
Long-term debt        $23,116     $43,877     $39,379   $41,394     $41,721
Stockholders' equity $192,090    $171,594    $168,480  $169,527    $172,109

OTHER DATA
Return on ending
  stockholders' equity  9.0%       4.5%        2.3%          1.2%        9.9%
Return on
  capital employed     6.9%        3.4%        2.2%          1.9%        7.8%
Additions to property,
  plant and equipment,
  excluding the purchase
  of businesses       $23,121     $33,558     $26,789   $26,210     $26,945
Depreciation, depletion
  and amortization    $25,419     $26,168     $26,678   $30,211     $30,514
Weighted average
  number of shares      9,485       9,197       9,204     9,214       9,214
Number of employees
  at end of year        2,203       2,142       2,221     2,385       2,860
Stockholders of record  1,279       1,335       1,302     1,503       1,578


(a) Effective October 1, 1992, the Company changed its method of accounting for employee postretirement benefits in accordance with FASB 106. See Note 8 to the Consolidated Financial
Statements.
(b) In 1994, 1993 and 1991 the Company reported a gain (loss) on the sale of assets of ($313,000), $2,766,000 and $1,035,000, respectively. See Note 10 to the Consolidated Financial
Statements.
(c) In 1993 the Company charged its provision for income taxes $748,000 to reflect the impact on the deferred income tax liability of the increase in the top Federal corporate income tax rate.

QUARTERLY RESULTS (UNAUDITED)
(Dollars in thousands except per share amounts)



                 First          Second            Third            Fourth
             _______________  ______________  _______________  ______________
             1994    1993     1994    1993     1994    1993    1994     1993
Net sales    $75,906 $66,857  $66,995 $63,771  $95,598 $82,682 $98,027  $81,121
Gross profit $12,002  $7,511  $8,671  $6,635  $20,106 $14,262 $18,652  $13,296
Operating profit
  (loss)     $4,822     $602     $787 ($361)  $11,264  $6,340 $10,588  $4,822
Income (loss)
  before income
  taxes      $4,405    $77       $352  ($749) $10,864  $5,785  $9,912  $7,072
Net income
 (loss)      $2,942    $58       $234  ($553)  $7,058  $4,211  $6,982  $4,061

Per common share:
Net income
  (loss)       $0.31    $0.01   $0.02  ($0.06)  $0.74   $0.46    $0.74  $0.44
Cash dividend  $0.25    $0.25     __     __     $0.25   $0.25     __      __

Market price:
High         $30-5/8  $27-1/2 $34-1/2 $27-3/8 $27-1/4 $27-5/8 $27-5/8 $28-1/4
Low          $26-7/8  $20-1/2 $25-3/4 $23-1/8 $24-0/0 $24-5/8 $23-3/4 $25-1/4


In the fourth quarter of fiscal 1993 the Company:
(a)Reported a $2,715,000 gain on the sale of its S&G Concrete operations in North Carolina which increased income before income taxes by that amount.
(b)Charged its provision for income taxes $748,000 to reflect the impact on the deferred income tax liability of the increase in the top Federal corporate income tax rate.

OPERATING RESULTS.The Company's operations are influenced by a number of external and internal factors. External factors include weather, competition, levels of construction activity in the Company's markets, the cost and availability of money, appropriations and construction contract lettings by federal and state governments, fuel costs, transportation costs and inflation. Internal factors include sales mix, plant location, quality and quantities of aggregates reserves, capacity utilization and other operating factors.

Fiscal 1994 sales increased by 14% due to higher volumes in most of the Company's markets and some price increases. Fiscal 1993 sales increased by approximately 8% due principally to the higher volumes created by the recovery in the Florida and Georgia construction markets.
The contribution made to net sales from the sale of construction materials by the principal classes of products and services for the five years ended September 30 is as follows:


                             1994    1993    1992  1991    1990
                             ____    ____    ____  ____    ____
Ready mixed concrete         56%     56%     58%   59%     60%
Construction aggregates      41%     42%     41%   40%     38%
Other concrete products
and building materials       11%     10%     11%   10%     10%
Less intercompany            (8%)    (8%)    (10%) (9%)    (8%)
                             ____    ____    ____  ____    ____
                             100%    100%    100%  100%    100%

The estimated contribution to revenues from the sale of construction materials by major markets follows:



                             1994    1993    1992  1991    1990
                             ____    ____    ____  ____    ____
Commercial and industrial    36%     45%     48%   47%     48%
Residential                  42%     29%     26%   24%     28%

Highway and governmental     22%     26%     26%   29%     24%


In fiscal 1994 gross profit increased 42.5% to $59,431,000 from $41,704,000 in fiscal 1993 and gross margin increased to 17.7% from 14.2%. These improvements resulted from the increase in sales, cost containment, continuing efficiency improvements and the fixed cost component of the business.

In fiscal 1993 gross profit increased 19% to $41,704,000 from $34,956,000 in fiscal 1992 and gross profit margin increased to 14.2% from 12.9%. These improvements resulted from the increase in sales and cost reductions and efficiency improvements made over the prior five years. During 1993 the Company adopted FASB 106 (See Note 8 to the Consolidated Financial Statements) accounting for retiree health benefits which offset these improvements by increasing cost of sales by $1,686,000.

The 5.5% increase in selling, general and administrative expense in 1994 as compared to 1993 was primarily attributable to increases in profit sharing and management incentive compensation which are linked to profitability. Selling, general and administrative expense was 9.5% of sales in 1994 as compared to 10.3% of sales in 1993.

The 6.4% increase in selling, general and administrative expense in 1993, as compared to 1992 was attributable to increases in profit sharing and management incentive compensation which are linked to profitability, and the adoption of FASB 106 which increased administrative expenses by $353,000. Selling, general and administrative expense was 10.3% of sales in 1993 as compared to 10.5% in 1992.

The decrease in interest expense in 1994 was attributable to a decrease in the average debt outstanding. Interest rates increased during the year. The decrease in interest expense in 1993 was attributable to a decrease in the average interest rate.
Average debt increased during 1993.

The decrease in interest income in 1994 was due principally to the collection of notes during the year, and was offset by higher average interest rates. The decrease in interest income in 1993 was due principally to lower interest rates.

See Note 10 to the Consolidated Financial Statements for information concerning the gain (loss) on the sale of assets.

The effective tax rate for fiscal 1994 decreased to 32.6% from 36.2% in 1993 due to the absence of the adjustment to deferred taxes that was required in 1993 as a result of the increase in the top Federal tax rate. The effective tax rate for fiscal 1993 increased to 36.2% from 10.8% in fiscal 1992. The increase in the effective tax rate was a result of the increase in earnings, the increase in earnings from non mining activities and a $748,000 adjustment to deferred taxes as a result of the increase in the top Federal tax rate from 34% to 35%.

LIQUIDITY AND CAPITAL RESOURCES. The following key financial measurements reflect the Company's sound financial position and substantial capital resources at September 30 (dollars in thousands):


                                         1994      1993        1992
                                         ____      ____        ____
Cash and cash equivalents               $804        $4,069      $1,201
Total debt                           $32,477       $60,823     $57,080
Current ratio                        1.5 to 1      1.4 to 1    1.4 to 1
Debt as a percent of
  capital employed                     12.0%         21.9%       21.3%
Unused revolving credit              $64,000       $49,000     $60,000
Unused short-term lines              $23,300        $9,800      $6,000


In fiscal 1994 cash flow from operations of $42,512,000, plus cash on hand at the beginning of the year, covered the cash required for capital expenditures and other investing activities, the reduction in debt of $20,348,000 and the paying of the regular dividend. In fiscal 1993 cash flow from operations of $33,980,000 coupled with the cash flows from the proceeds from the disposition of property, plant and equipment and other assets of $5,509,000 covered the cash required for capital expenditures and other investing activities. When combined with the cash required for the payment of dividends, it required the Company to increase its borrowings by $3,743,000.

The Company expects its 1995 expenditures for property, plant and equipment to be approximately $60,000,000, versus depreciation and depletion of $27,400,000. Management believes that the necessary funds will be obtained through internal generation and borrowing under the revolving credit agreement. The Company has available a $75,000,000 revolving credit agreement of which $64,000,000 was unused and available at September 30, 1994. The Company's capital expenditures are by and large discretionary and not contractual commitments until actual orders are placed for equipment. However, over time it is desirable and necessary to both replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted.

The Company expects that the Purchase and Put Agreements covering $7,550,000 of the Industrial Revenue Bonds (See Note 5 to the Consolidated Financial Statements) will continue to be amended until the earlier of the final maturity date of the respective bonds or until the project financed by the bonds is terminated. To the extent that the bonds mature or the Purchase and Put Agreements are not extended, the Company will repurchase and/or repay the bonds with borrowings under its revolving credit agreement. The Company believes it will be able to renegotiate its present credit facilities or obtain similar replacement credit facilities when necessary in the future.

INFLATION. In the past three years price increases have generally failed to equal inflation and in certain markets prices have declined due to competitive conditions. The effect of this on the Company's operations has been partially offset by management's emphasis on cost containment and productivity improvement. In the last half of fiscal 1994 the Company was able to achieve price increases in several markets sufficient to offset cost increases.

CONSOLIDATED STATEMENT OF INCOME YEARS ENDED SEPTEMBER 30
(Dollars in thousands except per share amounts)


                             1994             1993          1992
                             ____             ____          ____
Net sales                $336,526            $294,431      $271,821
Cost of sales             277,095             252,727       236,865
                          _______             _______       _______
Gross profit               59,431              41,704        34,956

Selling, general and
  administrative expense   31,970               30,301       28,476
                          _______               _______      _______
Operating profit           27,461               11,403        6,480
Interest expense           (2,223)              (2,850)      (3,146)
Interest income               462                  493          603
Gain (loss) on sale
  of assets                  (313)               2,766
Other income, net             146                  373          388
                             _______            _______       _______
Income before
  income taxes             25,533               12,185        4,325
Provision for
  income taxes              8,317                4,408          469
                           _______              _______       _______
NET INCOME                $17,216               $7,777       $3,856


Earnings per common share  $1.82                 $0.85        $0.42



CONSOLIDATED BALANCE SHEET SEPTEMBER 30
(Dollars in thousands)

                                                   1994            1993
                                                   ____            ____
ASSETS
Current assets:

   Cash and cash equivalents                           $804       $4,069
   Accounts receivable, less allowance for
     doubtful accounts of $1,627 ($1,428 in 1993)    49,109       41,931
   Inventories                                       20,61        23,105
   Prepaid expenses and other                         5,192        3,912
                                                   _______        _______
       Total current assets                          75,720       73,017

Other assets                                         26,794       29,257

Property, plant and equipment, at cost:
   Land                                             105,345      103,554
   Plant and equipment                              358,250      344,721
                                                   _______       _______
                                                    463,595      448,275

   Less accumulated depreciation and depletion      255,519      238,165
                                                    _______      _______

         Net property, plant and equipment          208,076      210,110
                                                   _______       _______
                                                   $310,590     $312,384


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term notes payable to banks                 $6,700      $10,200
   Accounts payable                                  25,176       21,906
   Federal and state income taxes                     2,218        2,403
   Accrued payroll and benefits                       6,337        3,534
   Accrued insurance reserve                          1,983        2,458
   Accrued liabilities, other                         4,223        4,786
   Long-term debt due within one year                 2,661        6,746
                                                     _______       _______
      Total current liabilities                      49,298       52,033

Long-term debt                                       23,116       43,877

Deferred income taxes                                30,441       30,734

Other accrued liabilities                            15,645       14,146

Commitments and Contingent Liabilities
  (Notes 9, 12 and 13)

Stockholders' equity:
   Preferred stock, no par value;
     authorized 10,000,000 shares, issued none         ___               ___
   Common stock, $.10 par value;
     authorized 50,000,000 shares,
     issued 9,487,309 shares (9,288,708 in 1993)        949               929
   Capital in excess of par value                    17,400             11,430
   Retained earnings                                173,743            161,268
   Less cost of treasury stock; 87 shares
     (93,208 in 1993)                                    (2)           (2,033)
                                                       _______          _____
         Total stockholders' equity                 192,090            171,594
                                                    _______            _______
                                                   $310,590           $312,384


         CONSOLIDATED STATEMENT OF
CASH FLOWS YEARS ENDED SEPTEMBER 30
(Dollars in thousands)

                                                   1994    1993     1992
Cash flows from operating activities:
 Net income                                     $17,216    $7,777 $3,856
 Adjustments to reconcile net income to net cash
   provided from operating activities:
     Depreciation, depletion and amortization    25,419    26,168 26,678
     Net changes in operating assets and liabilities:
         (Increase) decrease in
           accounts receivable                   (7,305)   (6,092) 2,513
         (Increase) decrease in inventories       2,490    (1,242) (1,189)
         (Increase) decrease in prepaid expenses
             and other                             (259)    744    (192)
         Increase in accounts payable and
             accrued liabilities                  4,555   9,600     363
     Increase (decrease) in deferred income taxes   482    (645) (2,662)
     Gain on disposition of property, plant
         and equipment                             (382) (2,837) (1,305)
     Other, net                                     296     507      636
                                                   ______ ______   ______
Net cash provided from operating activities      42,512   33,980   28,698

Cash flows from investing activities:
 Purchase of property, plant and equipment      (23,063) (32,811) (26,746)
 Proceeds from the sale of property, plant
          and equipment                             661    4,986    2,009
 Additions to other assets                       (1,839)  (2,615)    (646)
 Proceeds from the disposition of other assets      693      523    2,773
 Additions to notes receivable                     (335)     ___      (20)
 Collection of notes receivable                   3,174      410      304
                                                  _____     ______   ______
Net cash used in investing activities           (20,709)  (29,507) (22,326)

Cash flows from financing activities:
 Proceeds from long-term debt                     ---      13,000        ---
 Net increase (decrease) in short-term debt      (3,500)   (3,800)    4,800
 Repayment of long-term debt                    (16,848)   (6,142)   (6,767)
 Exercise of employee stock options                23       ---         ---
 Repurchase of Company stock                      (2)       (65)       (303)
 Payment of dividends                            (4,741)   (4,598)   (4,600)
                                                 ______   ______      ______
Net cash used in financing activities           (25,068)   (1,605)   (6,870)
                                                 ______    ______    ______
Net increase (decrease) in cash
 and cash equivalents                            (3,265)    2,868      (498)
Cash and cash equivalents at beginning of year    4,069     1,201     1,699
                                                 ______    ______     ______
Cash and cash equivalents at end of year           $804    $4,069    $1,201



Supplemental disclosures of cash flow information:
 Cash paid during the year for:
     Interest expense, net of amount capitalized $2,769     $2,764    $3,188
     Income taxes                                $9,814     $5,206    $2,402

Noncash investing and financing activities:
 Additions to property, plant and equipment from:
     Exchanges                                  $58          $61         $43
     Issuing debt                               ---         $686         ---
 Issuing common stock in payment of
   note payable                              $8,000          ---         ---
 Addition to notes receivable from the sale of
     property, plant and equipment             $431          ---         ---


For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the time of purchase to be cash equivalents.



CONSOLIDATED STATEMENT OF
STOCKHOLDERS' EQUITY YEARS ENDED SEPTEMBER 30
(Dollars in thousands except per share amounts)

                                         Capital in
                         Common Stock    Excess of Retained Treasury Stock
                       ---------------   Par Value Earnings  --------------
                        Shares    Amount                     Shares  Amount

Balance October 1, 1991 9,288,708 $929   $11,430 $158,833    (75,450) ($1,665
Shares purchased for
  treasury                                                   (14,725)   (303)
Net income                                          3,856
Cash dividends
 ($.50 per share)                                  (4,600)
                      ----------  -----  --------- ---------- --------  -----
Balance
September 30, 1992   9,288,708     929    11,430   158,089   (90,175) (1968)
Shares purchased for
 treasury                                                      (3,033)   (65)
Net income                                            7,777
Cash dividends
  ($.50 per share)                                   (4,598)
                   ----------   -----  --------- ----------  --------  -----
Balance
September 30, 1993 9,288,708     929     11,430     161,268   (93,208) (2,033)
Shares issued in
 payment of note     197,701     20       5,947                93,208   2,033
Exercise of stock
 options                 900                 23
Shares purchased for
  treasury                                                        (87)    (2)
Net income                                           17,216
Cash dividends
  ($.50 per share)                                   (4,741)
                    ----------- ------  ----------  -------------------------

Balance
September 30, 1994   9,487,309  $949      $17,400     $173,743     (87)   ($2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES.

CONSOLIDATION-The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated in consolidation.

INVENTORIES-Inventories are valued at the lower of cost or market. Cost for parts and supplies inventory is determined under the first-in, first-out (FIFO) method. Cost for other inventories is determined under the last-in, first-out (LIFO) and average cost methods.

DEPRECIATION, DEPLETION AND AMORTIZATION-Provision for depreciation of plant and equipment is computed on the basis of estimated useful lives using the straight-line method. Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves. Substantially all goodwill is being amortized over forty years using the straight-line method.

INCOME TAXES-The Company accounts for income taxes under Financial Accounting Standards Board Statement No. 109. Annual provisions for income taxes are based primarily on reported earnings before income taxes and include appropriate provisions for deferred income taxes resulting from the tax effect, using presently enacted tax rates, of the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

EARNINGS PER COMMON SHARE-Earnings per common share are based on the weighted average number of common shares outstanding and common stock equivalents, where applicable, during the year.

CONCENTRATIONS OF CREDIT RISK-The Company's operations are located within the Southeastern United States. It sells construction materials and grants credit to customers, substantially all of whom are related to the construction industry.

RECLAMATION-The Company accrues the estimated cost of reclamation over the life of the deposit based on tons sold in relation to total estimated tons of reserves. Expenses paid by the Company are charged to the reserve.

RISK INSURANCE-The Company has a $500,000 self-insured retention per occurrence in connection with its workers' compensation, automobile liability, and general liability insurance programs ("Risk Insurance"). The Company accrues monthly its estimated cost in connection with its portion of its Risk Insurance losses. Claims paid by the Company are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.

ENVIRONMENTAL-Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Estimation of such liabilities is extremely complex. Some factors that must be assessed are engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

ACCOUNTING STANDARDS-Financial Accounting Standards Board
Statement No. 112, "Employers' Accounting for Postemployment
Benefits," did not have an impact on the Company's operating results.

2. TRANSACTIONS WITH RELATED PARTIES. As of September 30, 1994 eight of the Company's directors were also directors of FRP Properties, Inc. ("FRPP"). Such directors own approximately 37% of the stock of FRPP and 30% of the stock of the Company. Accordingly, FRPP and the Company are considered related parties.

FRPP, through its ICC transportation subsidiaries, hauls construction aggregates for the Company and customers of the Company. It also hauls diesel fuel and other supplies for the Company. Charges for these services are based on prevailing market prices.

Other wholly owned subsidiaries of FRPP lease certain construction aggregates mining and other properties and provide construction management services to the Company.
The Company paid rents, royalties and transportation charges to subsidiaries of FRPP totaling $6,029,000 in 1994, $6,259,000 in 1993, and $6,752,000 in 1992.

At September 30, 1994 the Company had a net account payable due to subsidiaries of FRPP of $144,000. At September 30, 1993 the
Company had net trade accounts receivable due from subsidiaries of FRPP of $14,000.

Under an agreement extending until September 30, 1996, the Company furnishes certain management and related services, including financial, tax, legal, administrative, accounting and computer, to FRPP and its subsidiaries. Charges for such services were $1,208,000 in 1994, $1,101,000 in 1993, and $1,032,000 in
1992.

3. INVENTORIES. Inventories at September 30 consisted of the following (in thousands):
                                     1994              1993
                                     ____              ____
Finished products                    $16,329         $19,034
Raw materials                          3,249           2,962
Parts and supplies                     1,037           1,109
                                     ______            ______
                                     $20,615         $23,105

The excess of current cost over the LIFO stated values of inventories was $3,282,000 at September 30, 1994 and $3,434,000 at September 30, 1993.

4. OTHER ASSETS. Other assets at September 30 consisted of the following (in thousands):

                                         1994          1993
                                         ____          ____
Real estate                              $3,349        $4,326
Notes receivable                          5,523         7,804
Goodwill at cost less amortization
  of $2,786 ($2,457 in 1993)             10,458        10,787
Other                                     7,464         6,340
                                         ______        ______
                                        $26,794       $29,257

5. LINES OF CREDIT AND DEBT. Long-term debt at September 30 is summarized as follows
(in thousands):

                                             1994          1993
                                             ____          ____
UNSECURED NOTES:
Revolving credit                          $11,000          $26,000
7 1/2% note                                  ___             8,000
Industrial development
  revenue bonds                            11,963           13,606
7% - 12% secured notes
  and contracts                             2,814            3,017
                                              ______        ______
                                           25,777           50,623

Less portion due within one year            2,661           6,746
                                              ______        ______
                                             $23,116       $43,877



Of the industrial development revenue bonds at September 30, 1994, $7,550,000 is due between 2004 and 2021. The bonds provide for quarterly interest payments between 68.0% and 73.3% of prime rate. The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the Company during the following fiscal years:
$600,000 in 1995; $2,375,000 in 1996; $3,075,000 in 1997;
$500,000 in 1998; and $1,000,000 in 1999. The balance of the industrial development revenue bonds totaling $4,413,000 at September 30, 1994 is at floating rates of interest and matures through 1999. The bonds are collateralized by certain property, plant and equipment having a carrying value of $7,482,000 at September 30, 1994.

The secured notes and contracts are collateralized by certain real estate and operating equipment having a carrying value of approximately $2,747,000 at September 30, 1994 and are payable in installments through 2004.

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 1994, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company, is: 1995
- - $2,661,000; 1996 - $3,750,000; 1997 -$3,918,000; 1998-
$1,287,000; 1999 - $1,781,000; 2000 and subsequent years -
$1,380,000.

The Company has a revolving credit agreement under which it may borrow up to $75,000,000 on term loans payable in consecutive quarterly installments of 5% of the original amount commencing September 30, 1997 and a final payment of the unpaid balance on June 30, 2000. Interest is payable at prime rate until June 30, 1997 and at 3/8 of 1% above such prime rate thereafter. Alternative interest rates based on the London interbank rate and/or the reserve-adjusted certificate of deposit rate are available at the Company's option. A commitment fee of 3/16 to 3/8 of 1% is payable on the unused amount of the commitment.

The Company also has available short-term lines of credit from three banks aggregating $30,000,000. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing and for fiscal 1994 ranged between 3.27% and 5.85%. At September 30, 1994 the Company had a total of $6,700,000 borrowed under these lines.

The various loan agreements contain restrictive covenants, including a requirement to maintain a consolidated current ratio and consolidated tangible net worth (as defined) at certain levels, limitations on paying cash dividends, and other restrictions. As of September 30, 1994, under the most restrictive of the agreements, $39,754,000 of consolidated retained earnings was not restricted as to payment of cash dividends.

The Company capitalized interest cost of $35,000 in 1994, $162,000 in 1993 and $187,000 in 1992.

6. STOCK OPTION PLAN. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees.

Option transactions for the fiscal years ended September 30 are summarized as follows:


                                        1994          1993         1992
                                        -----         -----        -----
Shares under option:
Outstanding at beginning of year        529,050       551,150         165,800
 Granted                                 13,500         ---           405,250
 Exercised ($25.12 per share)              (900)        ---             ---
 Cancelled                               (7,050)      (22,100)        (19,900)
                                         --------      --------        --------

 Outstanding at end of year
     (1994-$24.75 to $30.37 per share)  534,600       529,050         551,150
                                        --------      --------        --------

Aggregate option price                  $14,209,000   $14,075,000   $14,653,000

Shares available for future grant           113,500       119,950       102,250
                                             --------      --------     --------

Shares exercisable at end of year           297,440       195,210         92,040

Options granted have been at a price equal to the fair market value of the Company's common stock on the dates of grant. The options expire from eight to ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one year waiting period from the date of grant.

No accounting is made for these options until they are exercised, at which time the proceeds are credited to stockholders' equity.

7. INCOME TAXES. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):


                                       1994              1993            1992
                                       -----             -----           -----
Current:
     Federal                           $6,439            $4,069          $2,639
     State                              1,396               984             492
                                       ------            -------         -------

                                        7,835             5,053           3,131
Deferred                                  482            (1,393)         (2,662)
Federal tax rate change                  ----               748          ----
                                       ------            -------         -------
             Total                     $8,317            $4,408            $469


In the fourth quarter of fiscal 1993, the Company revised its estimated annual effective tax rate to reflect the change in the Federal statutory rate from 34% to 35%. The effect of this change was to increase income tax expense for 1993 by $880,000. Of this amount, $748,000 related to applying the newly enacted statutory income tax rate to the deferred income tax liability.
A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):


                                        1994           1993            1992
                                        -----          -----           -----
Amount computed at
  statutory Federal rate                $8,936         $4,234          $1,470
Effect of percentage depletion          (1,578)        (1,151)         (1,216)
State income taxes (net of
  Federal income tax benefit)              811            384              51
Federal tax rate change                   ----            748            ----
Other, net                                 148            193             164
                                           -----        -------         -------
Provision for income taxes              $8,317         $4,408            $469


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes at September 30 include (in thousands):


                                                   1994                1993
                                                   -----               -----
Deferred tax assets:
 Insurance reserves                                $2,258              $2,557
 Other accrued liabilities                          5,821               3,930
 Credit carryover                                     902               2,021
 Other                                                953               1,398
 Valuation allowance                                 ----                (380)
                                                   ______              ______
                 Total                              9,934               9,526


Deferred tax liabilities:
 Basis difference in property,
   plant and equipment                             36,486              36,592
Other                                                 508               1,315
                                                   ______              ______
                 Total                             36,994              37,907
                                                   ______              ______

                                                  $27,060             $28,381

There was no change in the valuation allowance for fiscal 1993.

At September 30, 1994, for state income tax purposes the Company, through certain of its subsidiaries, had available certain loss carryforwards. The benefit that the Company may receive from these carryforwards is not material.

8. EMPLOYEE BENEFITS. The Company and its subsidiaries have a number of retirement plans which cover substantially all employees.

Certain of the Company's subsidiaries have noncontributory defined benefit retirement plans covering certain employees. The benefits are based on years of service and the employee's highest average compensation for any five (or in the case of one plan three) consecutive years of service. Plan assets are invested in mutual funds, listed stocks and bonds and cash equivalents. The Company's funding policy is to fund annually within the limits imposed by the Employee Retirement Income Security Act.

Net periodic pension cost (income) for fiscal years ended
September 30 included the following components (in thousands):



                                                   1994     1993     1992
                                                   -----    -----    -----
Service cost-benefits earned during the period     $611       $635    $531
Interest cost on projected benefit obligation      1,046      1,081  1,021
Actual return on assets                              900     (2,115) (1,517)
Net amortization and deferral                      (2,447)      802     233
Charge resulting from termination benefits           ----     ----      102
Curtailment gain                                     (174)    ----     ----
                                                   ______    _____    ________

Net periodic pension cost (income)                  ($64)     $403      $370


Assumptions used in determining the net periodic pension cost may vary by plan and are summarized as follows:



                                             1994       1993        1992
                                             -----      -----       -----
Discount rate                                 8%          7%        7.75%-8%
Rate of increase in compensation levels       5.25%       5%        6%
Expected long-term rate of return on assets   9%          9%        8%-9%


The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at September 30 (in thousands):


                                      1994                          1993
                                     -----                         -----
                            Assets        Accumulated   Assets      Accumulated
                            Exceed        Benefits      Exceed      Benefits
                            Accumulated   Exceed        Accumulated Exceed
                            Benefits      Assets        Benefits    Assets
                            ________      ________      ________    ________
Actuarial present value of
 vested benefit obligations ($2,528)       ($9,913)       ($2,682)    ($10,651)
                             ______        _______         ______      ______

Accumulated benefit
  obligation                 ($2,535)      ($10,012)       ($2,694)    ($10,852)
                              ______        _______         ______      ______

Projected benefit obligation ($3,216)      ($11,064)       ($3,582)    ($12,092)

Plan assets at fair value      4,914         10,170          4,978       11,940
                              _______       ________        _______       ______

Projected benefit  obligation
 (in excess of) or less
 than plan assets              1,698           (894)         1,396         (152)

Unrecognized net (gain)
  or loss                        (31)          (873)            57       (1,504)

Unrecognized net
  obligation (asset)            (863)          ----           (949)        -----
Unrecognized prior
  service cost                   182            162            198          220
                                ______        _______         ______      ______
Prepaid pension cost
  (pension liability)           $986        ($1,605)          $702      ($1,436)


Union employees are covered by multi-employer plans not administered by the Company. Payments of $275,000, $279,000 and $517,000 were made to these plans during 1994, 1993 and 1992, respectively.

Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $2,648,000 in 1994; $1,445,000 in 1993 and
$1,044,000 in 1992.

The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. The Company has purchased life insurance on the lives of the participants and it is the owner and beneficiary of such policies. The expense for fiscal 1994, 1993 and 1992 was $1,160,000, $1,038,000 and $738,000, respectively.

The Company and one of its subsidiaries provide certain health care and life insurance benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, have 15 years of service and reach retirement age while working for the Company. The plans are contributory and unfunded.

Effective as of the beginning of fiscal 1993, the Company adopted Financial Accounting Standards Board Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". Under this new statement, the Company is required to accrue the estimated cost of retiree health and life insurance benefits over the years that the employees render service. The Company previously expensed the cost of these benefits as claims were paid.

At the effective date of adoption, October 1, 1992, the Accumulated Postretirement Benefit Obligation ("APBO"), the discounted present value of estimated future benefits attributed to employees' service rendered prior to October 1, 1992, amounted to $15,505,000, which the Company has elected to amortize over 20 years. The effect of adopting the new statement on fiscal 1993 was to reduce income before income taxes by $2,039,000 and net income by $1,252,000 ($.14 per share).

The following table sets forth the plans' combined status reconciled with the accrued postretirement benefit cost included in the Company's consolidated balance sheet at September 30 (in thousands):


                                               1994            1993
                                               -----           -----
Accumulated postretirement benefit obligations:
 Retirees                                       $1,680          $3,705
 Fully eligible active participants                597           1,606
 Other active participants                         677           7,376
                                                 ______          ______
 Total APBO                                      2,954          12,687

Unrecognized net loss from past experience
 different from that assumed and from
 changes in assumptions                         (1,377)         (1,560)
Unrecognized prior service costs                   894            ----
Unrecognized transition obligation                ----          (9,088)
                                                 ______          ______
Accrued postretirement benefit cos               $2,471          $2,039

Net periodic postretirement benefit cost for fiscal 1994 and 1993 includes the following components (in thousands):


                                                   1994        1993    1992
                                                   -----       -----   -----
Service cost of benefits earned during the period  $260        $678
Interest cost on APBO                               380        1,008
Net amortization and deferral                      (127)            ----
Amortization of transition obligation over 20 years 120              628
                                                   ______          ______
Net periodic postretirement benefit cost           $633           $2,314


The cost of these programs in fiscal 1992 was $567,000.

The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 8% at September 30, 1994 and 7% at September 30, 1993. The health care costs trend used in determining the APBO in 1994 was 11.3% grading down to 6% in year 9 and later for pre-age 65 costs and 9.6% grading down to 6% over 9 years for post-age 65 costs.

Effective January 1, 1994, the Company's share of retiree health care was capped at the 1993 dollar level. Therefore, the effect of a 1% increase in the assumed health care cost trend rates would have no effect on the APBO as of September 30, 1994, and a minimal effect on the service and interest cost components of the Net Periodic Postretirement Benefit Cost.

9. LEASES. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal 1994, 1993 and 1992 was $3,465,000, $3,965,000 and $6,200,000, respectively. Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral leases, at September 30, 1994 are as follows: 1995 -$1,826,000; 1996 - $1,356,000; 1997 - $1,146,000; 1998 - $1,110,000; 1999 -
$1,112,000; after 1999 - $9,834,000. Certain leases include
options for renewal. Most leases require the Company to pay for utilities, insurance and maintenance.

The Company has a long-term lease, which may not be cancelled prior to September 1, 1998, with FRPP for sand reserves near
Grandin, Florida. Under the lease the Company will pay minimum royalties of $1,000,000 per year.

10.GAIN (LOSS) ON SALE OF ASSETS. In fiscal 1994 the Company sold certain real estate which resulted in a loss of $313,000. In August 1993 the Company sold its S&G Concrete Co.'s North Carolina ready mixed concrete assets for cash and reported a gain of $2,715,000. Also, in fiscal 1993 the Company sold other land which resulted in a gain of $51,000.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS. At September 30, 1994 and 1993 the carrying amount reported in the balance sheet for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair value. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 1994 the carrying amount and fair value of such other long-term debt was $2,814,000 and $3,040,000, respectively. At September 30, 1993 the carrying amount and fair value of such other long-term debt was $11,017,000 and $11,804,000, respectively.

12. CONTINGENT LIABILITIES. The Company and its subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a materially adverse effect on the Company's consolidated financial statements.
The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage.

The Company has been advised of soil and groundwater contamination by petroleum products in the vicinity of an underground storage tank on a site owned by the Company. The contaminated soil and groundwater will have to be remediated in accordance with state and federal laws. An environmental consulting firm is investigating the site and has submitted a Contamination Assessment Report ("CAR") to the Florida Department of Environmental Protection ("DEP") for their review and approval. Following DEP approval of the CAR, a Remedial Action Plan will be developed and submitted to the DEP for approval. The consultants' estimate of the cost of remediation on similar non-Company sites ranges from $200,000 to $1,000,000. At September 30, 1994, the Company had recorded a liability for $400,000; it has not recorded any potential claims that it may have against the former owner of the site or through the Florida Petroleum Liability Insurance and Restoration Program and/or the Florida Abandoned Tank Restoration Program. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified site could be considerably higher than the accrued liability. However, the Company believes that the cost of remediation will not have a materially adverse effect upon its financial condition or earnings.

In May of 1993 the National Labor Relations Board ("NLRB") issued a Complaint against a subsidiary of the Company (herein the "Subsidiary") based on unfair labor practice charges previously filed by Teamsters Local 639. The Complaint seeks an order from the NLRB requiring the Subsidiary to recognize the Teamsters as its employees' exclusive collective bargaining representative, to restore certain previous terms and conditions of employment and to make whole the affected employees and certain employee benefit plans for losses as a result of changes in terms and conditions of employment made by the Subsidiary. The Subsidiary has denied such charges and is vigorously defending its position. In April of 1994, an Administrative Law Judge ("ALJ") of the NLRB issued a Recommended Decision and Order recommending a ruling against the Subsidiary's position and recommending the relief sought in the Complaint. The Subsidiary has filed an appeal with the NLRB. The ultimate liability, if any, with respect to this matter cannot reasonably be estimated. However, it is the opinion of the Company's management that the ultimate disposition of this matter will not have a material adverse effect on the Company's financial statements.

13. COMMITMENTS. At September 30, 1994, the Company had placed orders and was committed to purchase equipment costing approximately $4,000,000.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Florida Rock Industries, Inc.

We have audited the accompanying consolidated balance sheet of Florida Rock Industries, Inc. and its subsidiary companies as of September 30, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements as of September 30, 1993 and for each of the two years in the period ended September 30, 1993, were audited by other auditors whose report, dated November 30, 1993, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and its subsidiary companies at September 30, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.
As discussed in Note 8 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions.



Deloitte & Touche LLP

Jacksonville, Florida
December 1, 1994

DIRECTORS AND OFFICERS

DIRECTORS

Thompson S. Baker (1)
Chairman Emeritus of the Company

Edward L. Baker (1)
Chairman of the Board and Chief Executive Officer of the Company

John D. Baker II (1)
President of the Company

Thompson S. Baker II
Vice President of the Company

Alvin R. (Pete) Carpenter
President and Chief Executive Officer of CSX Transportation, Inc.

Charles H. Denny III
Investments

AIbert D. Ernest, Jr. (2) (3)
President of Albert Ernest Enterprises

Luke E. Fichthorn III (2)
Private Investment Banker, Twain Associates and Chairman of the
Board and Chief Executive Officer of Bairnco Corporation

Frank M. Hubbard (2) (3)
Chairman of the Board of A. Friends' Foundation Trust

Francis X. Knott
Chief Executive Officer of Partners Management Company

Henry J. Knott
President of Severn River Construction Co.

Radford D. Lovett (2) (3)
Chairman of the Board of Commodores Point Terminal Corp.

W. Thomas Rice (2) (3)
Chairman Emeritus of Seaboard Coast Line Industries, Inc.

C. J. Shepherdson
Vice President of the Company

(1)      Member of the Executive Committee
(2)      Member of the Audit Committee
(3)      Member of the Compensation Committee


OFFICERS

Edward L. Baker
Chairman of the Board and Chief Executive Officer

John D. Baker II
President

H. B. Horner
Executive Vice President

C. J. Shepherdson
Vice President
Chairman, Northern Concrete Group

Donald L. Bloebaum
Vice President
President, Aggregates Group


S. Robert Hays
Vice President
President, Florida Concrete Group

Thompson S. Baker II
Vice President
President, The Arundel Corporation

Clarron E. Render, Jr.
Vice President
President, Northern Concrete Group

Robert C. Peace
Vice President
Executive Vice President, Aggregates Group

Ruggles B. Carlson
Vice President and Treasurer
Finance

Dennis D. Frick
Secretary
Corporate Counsel

Wallace A. Patzke, Jr.
Controller

John W. Green
Assistant Secretary
Director of Corporate Credit

Florida Rock Industries, Inc.
General Office: 155 East 21st Street
Jacksonville, Florida 32206
Telephone: (904) 355-1781

Annual Meeting
Shareholders are cordially invited to attend the Annual
Stockholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 1, 1995, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent
First Union National Bank of North Carolina
230 South Tryon Street, 10th Floor
Charlotte, NC 28288-1154
Telephone: 1-800-829-8432

General Counsel
Ulmer, Murchison, Ashby & Taylor
Jacksonville, Florida

Independent Auditors
Deloitte & Touche LLP
Jacksonville, Florida

Common Stock Listed
American Stock Exchange (symbol: FRK)

Form 10-K
Stockholders may receive without charge a copy of Florida Rock
Industries, Inc.'s annual report to the Securities and Exchange
Commission on Form 10-K by writing to the Treasurer at P.O. Box
4667, Jacksonville, Florida 32201.