Form 10-K, Exhibit 13
period 1996-09-30
FLORIDA ROCK INDUSTRIES INC
filed 1996-12-20
CIK 37651

Annual Report 1996

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)

                                                                %
                                           1996       1995    Change

Net sales                               $398,673   $368,959   +  8.1
Gross profit                            $ 79,103   $ 73,752   +  7.3
Operating profit                        $ 42,335   $ 39,231   +  7.9
Income before income taxes              $ 41,110   $ 36,372   + 13.0
Net income                              $ 27,000   $ 23,912   + 12.9

Per common share:
  Net income                            $   2.86   $   2.51 + 13.9
  Stockholders' equity                  $  24.60   $  22.27 + 10.5
  Cash dividend                         $    .50   $    .50
Return on ending stockholders' equity       11.8%     11.3%


1996 CORPORATE HIGHLIGHTS

Sales increased - 8%

Net income increased - 13%

Volumes increased

Continuing expense control

$45,544,000 invested in additional property, plant and equipment

$75,000,000 revolving credit agreement of which $69,000,000 was unused at year end

Short-term lines of credit aggregating $30,000,000 of which $28,600,000 was unused at year end

BUSINESS. The Company is a major basic construction materials company concentrating in the Southeastern and Mid-Atlantic states.

OBJECTIVE. The Company's objective is to become a quality-oriented basic construction materials company that focuses on:

     Long-term growth and return on shareholders' equity in excess of 15%

     Customer satisfaction through superior products and service

     An empowered work force that utilizes teamwork to enhance productivity and reduce costs


     To Our Stockholders

     Fiscal 1996 was a good year and a period of continuing growth and improvement for Florida Rock Industries, Inc. Net income increased 13% on only an 8% increase in sales. The improved results were due to a combination of increased demand, higher prices and our management team's excellent control of expenses. These excellent results were despite a very severe winter which negatively impacted the first two quarters.

     Results. Sales for fiscal 1996 were $398,673,000 up 8.1% from $368,959,000 in fiscal 1995. The increase in sales was due to increased volume and increased prices. The increased demand was attributable to growth in non-residential construction, with infrastructure programs and residential construction remaining about level. The activity varied widely by markets, though the Atlanta market was unusually strong because of the activity associated with the preparation for the Olympics.

     Selling, general and administrative expense increased 6.5% primarily as the result of both higher sales and increased profit sharing and incentive compensation due to improved profits. Underlying expense levels increased, but declined slightly as a percent of sales.

     In fiscal 1996 operating profit increased 7.9% to $42,335,000 from $39,231,000.

     The small decline in interest expense was principally due to the modest reduction in average debt outstanding which was substantially offset by a slight increase in the average interest rate.

     Income before income taxes increased 13.0% to $41,110,000 from $36,372,000 in 1995. Net income was $27,000,000, a 12.9% increase from fiscal 1995's net income of $23,912,000. Earnings per share for 1996 were $2.86 a 13.9% increase over $2.51 last year.

     The weighted average number of shares decreased to 9,438,345 in 1996 from 9,525,362 in 1995 as the result of the repurchase of 212,747 shares of common stock for $5,389,000 during 1996.

     Planned New Cement Plant. Although delayed by local litigation, Florida Rock Industries continued plans to construct a 750,000 ton per year capacity Portland Cement production facility. It will be located on 1,500 acres owned and leased near the town of Newberry in Alachua County, Florida. Once final zoning and permitting has been completed, it is estimated that construction will take approximately two years. The project is further discussed under the Operating Review section of this Annual Report.

     Capital Expenditures. Fiscal 1996 capital expenditures totaled $45,544,000. The capital expenditures were divided approximately 66% for replacements, including modernizing, safety and environmental, and 34% for expansion, land and aggregates deposits to be used in current and future operations. Depreciation, depletion and amortization was $28,766,000.

     The fiscal 1997 capital expenditure plan totals approximately $70,000,000 versus estimated depreciation and depletion of $32,000,000. Approximately 40% of the planned expenditures is for plant and equipment replacements and modernization, 54% is for expansion and new projects, and 6% is for new plant sites and deposits. The expansion and new project portion of the capital expenditure plan includes $13,000,000 for the first phase of the new cement plant. The expenditures for the new cement plant are contingent upon receiving final zoning and permitting approvals. The 1997 capital expenditure plan is subject to review as market conditions and the economic picture evolve.

     Financial Management. Cash flow from operations of $55,716,000 enabled the Company to fund its major capital expenditure program for fiscal 1996, reduce debt and repurchase common stock.

     During 1996 total debt was reduced from $23,224,000 to $20,776,000 at September 30, 1996.

     At September 30, 1996, $6,000,000 was borrowed under the $75,000,000 revolving credit agreement. The Company has $30,000,000 in short-term bank lines of which $1,400,000 was utilized at year end.

     The Company anticipates that after all required permits have been received for the construction of the new cement plant it will enter into a new revolving credit agreement which will expand the availability to $175,000,000 and extend the final maturity to 2002.

     Dividends. The Board of Directors maintained the semiannual dividend of $.25 per share. Consequently, cash dividends of $.50 per share were paid during the year to stockholders.

     Subsequent to fiscal year end, in December 1996, the Board declared the semiannual cash dividend of $.25 per share payable on January 2, 1997 to stockholders of record on December 17, 1996.

     Stock Repurchase. The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise.

     Stockholders Meeting. On February 7, 1996, the Annual Stockholders Meeting was held in Jacksonville, Florida. The stockholders elected Robert
D. Davis as a director to a term expiring in 1997, and Edward L. Baker, Francis X. Knott, Radford D. Lovett and W. Thomas Rice to terms expiring in 2000.

     Safety and Environment. Management continued its emphasis on a safe, drug-free work place.

     During 1996 the Company continued to make both capital and operating expenditures in accordance with its goal to be not only in compliance with environmental regulations but also to be a model member of each community in which it has a presence.

     The National Safety Council announced that the Company's Macon Quarry had achieved a new "Best Ever" record for work hours without a lost time accident at a granite quarry. The Aggregates Group set a new "Best Ever" record for work hours without a lost-time injury in its industry.
Tidewater Quarries received the National Stone Association's (NSA's) "Sterling Award" for medium sized operations while the Astatula sand plant received NSA's "Environmental Eagle" award for their environmental accomplishments. The Company's Florida stone and sand operations received more safety awards from the State of Florida than any other company in the state. In short, we received more safety awards this year than ever before. Three of the Company's stone quarries, Gulf Hammock, Ft. Myers and Miami, received awards for meeting or exceeding 1,000,000 man-hours worked without experiencing a lost-time accident. The Astatula sand plant and Brooksville quarry both received NSA's "Good Neighbor" awards for excellence in community relations. Our Keuka sand plant won NSA's "Plant of the Year" award in the small plant category.

     Business Process Improvement. The Company is continuing and expanding its initiative in total quality management. It's called "Business Process Improvement". Features of the program remain:
      Customer Satisfaction
      Employee Involvement and Teamwork
      Process Improvement

     Since starting the initiative in 1994, approximately 1,400 employees have been trained in the principles of quality, and 40 process improvement teams have been formed to address specific issues in customer service and cost reduction. "Natural Teams" continue to make meaningful process improvements in their specific areas of our operations.

     Summary and Outlook. Sales in 1996 were better than expected. Increased volumes and prices, combined with continued cost containment, resulted in improved earnings. The capital expenditure program again focused on higher than normal replacements and additional trucks and equipment to meet increased demand and to improve efficiencies.

     In 1997 management expects continued slow economic growth. The Federal Reserve's continuing dedication to inflation containment is expected to result in fairly constant interest rates. Mortgage interest rates have declined during 1996 with the result that single family home construction remains at good levels. Non-residential construction is moving with local supply and demand. In Georgia, non-residential construction will be down in 1997, primarily due to completion of construction for the 1996 Summer Olympic Games. Commercial industrial construction markets remain driven by capacity utilization. Federal and state infrastructure requirements remain strong but will remain constrained by each respective state's ability to fund its programs. Fiscal 1997 sales should grow in step with the Southeastern economy given continued reasonable long-term mortgage interest rates and the absence of any overbuilt conditions.

     Fiscal 1997 is expected to be a year of modestly improved sales and earnings.
     Management continues to explore new opportunities to further expand and develop the Company in its existing and contiguous geographical markets. The Southeastern and Mid-Atlantic markets served by Florida Rock are among the prime long-term growth markets in the United States. Management's long-term operating plans remain based on the forecasted secular growth in the Company's markets and a belief in the fundamental strength of the U.S. economy.

     The continuing dedication and excellent performance of our managers and employees have been critical in improving profitability and will be the key to Florida Rock's growth and success in the future.

Respectfully yours,


Edward L. Baker
Chairman of the Board


John D. Baker II
President and Chief Executive Officer

Operating Review

Operations. Sales increased in fiscal 1996 with growth in Florida, Georgia and Virginia. Increased sales combined with ongoing cost containment programs resulted in improved operating profit.

   The Company produces and sells construction aggregates, ready mixed concrete, concrete block and prestressed concrete. It also markets other building materials.

   The Company operates seven crushed stone plants, eight sand plants and one industrial sand plant in Florida. It operates five crushed stone plants in Georgia; one sand and gravel plant and three crushed stone plants in Maryland; and two crushed stone plants and one sand and gravel plant in Virginia. The Company also operates aggregates distribution terminals in Northern Virginia; Norfolk/Virginia Beach, Virginia; Baltimore, Maryland and the Eastern Shore of Maryland. In Florida the Company has two aggregates distribution terminals which are served by unit trains. The terminals serve central Florida, including the Orlando and Polk County markets.

   The Company's construction aggregates operations are spread throughout the Southeast. The Company sells construction aggregates throughout most of Florida with the principal exception of the panhandle. In Georgia the Company primarily serves the regional construction markets around Griffin, Macon, Rome and the southern portion of the Atlanta market. The Rome quarry also sells crushed limestone to a cement plant. In Virginia the Company primarily serves the Richmond, Norfolk/Virginia Beach and Northern Virginia markets. In Maryland the principal markets served are the greater Baltimore area, Frederick and Montgomery Counties and the Eastern Shore of Maryland from waterfront distribution yards.

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

   At the end of fiscal 1996 the Company had 85 ready mixed concrete plants and 10 concrete block plants, and a delivery fleet of 927 ready mix and block trucks. During 1996 $12,655,000 was invested in 129 new ready mix and block trucks to further modernize and expand the fleet.

   New Developments. Management continued to modernize and expand operations where cost savings and/or long-term growth plans warranted.

   The vast majority of capital expenditures during 1996 were for equipment replacements and expansions. The Company purchased three ready mixed concrete plants in North Florida. Two new ready mixed concrete plants were put into operation to serve Central Florida. A second aggregates distribution yard in Central Florida was completed and put into operation during the year. A new sand plant to better serve segments of the Central Florida market is under construction and is expected to become operational in the first quarter of fiscal 1997. Also, under construction is a new ready mixed concrete plant along the Dade-Broward County lines in South Florida.

   Fiscal 1997 should continue to reflect the benefits of the operating efficiencies from our quality management initiative and further capital improvements which, when combined with increased sales, should again result in increased earnings and improved returns on capital employed.

     Cement Plant Project. The Company plans to construct a 750,000 tons per year capacity Portland Cement production facility. The Company remains engaged in the arduous process of obtaining all the necessary building, operating and zoning permits. It is now expected that all necessary permits will be received in 1997. Construction and equipment contracts are in place, subject to the completion of permitting. Once permitting is complete, construction and equipment contracts will be let. Construction time, measured from the date the principal equipment is ordered, is expected to be approximately 24 months.

     The proposed cement plant will employ state-of-the-art technology for optimum energy consumption, man-power requirements and pollution control technology. At capacity it is expected to be the low cost producer in its market area. The raw materials will be supplied from property presently owned and leased and zoned for mining by Florida Rock Industries, and from nearby electric power plants.

     The cement will be shipped in bulk and bags in trucks and rail cars to ready mixed concrete plants, contractors and a variety of customers engaged in construction activities. It will also produce masonry cement which will be shipped in bags to distributors, such as building supply dealers.

     Consistent with the Company's high environmental standard, all materials which enter the process will be converted into a saleable product, avoiding any need to handle solid or liquid waste.


Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                                1996      1995      1994      1993      1992
Summary of Operations
Net sales                    $398,673  $368,959  $336,526  $294,431  $271,821
Gross profit                 $ 79,103  $ 73,752  $ 59,431  $ 41,704  $ 34,956
Operating profit             $ 42,335  $ 39,231  $ 27,461  $ 11,403  $  6,480
Interest expense             $  1,980  $  2,060  $  2,223  $  2,850  $  3,146
Income before income taxes   $ 41,110  $ 36,372  $ 25,533  $ 12,185  $  4,325
Provision for income taxes   $ 14,110  $ 12,460  $  8,317  $  4,408  $    469
Net income                   $ 27,000  $ 23,912  $ 17,216  $  7,777  $  3,856

Per Common Share
Net income                     $ 2.86    $ 2.51     $ 1.82   $  .85    $  .42
Stockholders' equity           $24.60    $22.27    $20.25    $18.66    $18.32
Cash dividend                  $  .50    $  .50    $  .50    $  .50    $  .50

Financial Summary
Current assets                $ 87,082  $ 78,788  $ 75,720  $ 73,017  $ 65,907
Current liabilities           $ 51,857  $ 57,614  $ 49,298  $ 52,033  $ 46,645
Working capital               $ 35,225  $ 21,174  $ 26,422  $ 20,984  $ 19,262
Property, plant and
 equipment, net               $233,858  $220,325  $208,076  $210,110  $204,235
Total assets                  $346,709  $326,029  $310,590  $312,384  $296,784
Long-term debt                $ 16,862  $  9,653  $ 23,116  $ 43,877  $ 39,379
Stockholders' equity          $228,150  $211,255  $192,090  $171,594  $168,480

Other Data
Return on ending
 stockholders' equity            11.8%      11.3%     9.0%      4.5%      2.3%
Return on capital employed       10.3%      9.6%      7.4%      3.7%      2.3%
Additions to property,
 plant and equipment          $ 45,544  $ 40,374  $ 23,121  $ 33,558  $ 26,789
Depreciation, depletion
 and amortization             $ 28,766  $ 26,518  $ 25,419  $ 26,168  $ 26,678
Weighted average number
 of shares                       9,438     9,525     9,485     9,197     9,204
Number of employees at
 end of year                     2,310     2,201     2,203     2,142     2,221
Stockholders of record           1,174     1,228     1,279     1,335     1,302

(a)Effective October 1, 1992, the Company changed its method of accounting for employee postretirement benefits in accordance with SFAS 106. The effect on fiscal 1993 was to reduce net income by $1,252,000 ($.14 per share).

(b)In 1996, 1995, 1994 and 1993 the Company reported a gain(loss) on the sale and/or write down of assets of ($286,000), ($2,018,000), ($313,000) and
$2,766,000, respectively.  See Note 10 to the Consolidated Financial Statements.

(c)In 1993 the Company charged its provision for income taxes $748,000 to reflect the impact on the deferred income tax liability of the increase in the top Federal corporate income tax rate.

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

             First            Second             Third              Fourth
         1996     1995     1996    1995       1996    1995      1996     1995
Net
sales  $92,265  $89,614  $85,801 $84,684   $110,331 $98,256  $110,276  $96,405

Gross
profit $16,899  $17,769  $13,465 $14,003   $ 25,571 $19,906  $ 23,168  $22,074

Operating
profit $ 8,578  $ 9,586  $ 4,472 $ 5,152   $ 15,473 $11,155  $ 13,812  $13,338

Income
before
income
taxes   $ 8,390  $ 9,370  $ 4,268 $ 4,966  $ 13,800 $10,829  $ 14,652  $11,207

Net
income  $ 5,495  $ 6,137  $ 2,796 $ 3,253  $  9,039 $ 7,093  $  9,670  $ 7,429

Per common share:

Net
income    $ .58    $ .65    $ .29   $ .34     $ .96   $ .74    $ 1.04    $ .78

Cash
dividend  $ .25    $ .25        -       -      $ .25  $ .25         -        -

 Market price:
  High  $ 29.25  $ 27.37  $ 29.50 $ 30.00   $  26.75 $ 29.75  $ 29.37  $ 29.25
  Low   $ 26.25  $ 25.25  $ 25.00 $ 26.62   $  24.37 $ 27.62  $ 23.25  $ 26.37

See Note 14 to the Consolidated Financial Statements.


Management Analysis

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

     Fiscal 1996 and 1995 sales increased 8.1% and 9.6% respectively, due to both volume and price increases.

     The contribution made to net sales from the sale of construction materials by the principal classes of products and services for the five years ended September 30 is as follows:

                      1996   1995   1994   1993   1992
Ready mixed
  concrete             58%    58%    56%    56%    58%
Construction
  aggregates             41%    40%    41%    42%    41%
Other concrete
  products and
  building materials     10%    10%    11%    10%    11%
Less intercompany        (9%)   (8%)   (8%)   (8%)  (10%)
                        100%   100%   100%   100%   100%

     The estimated contribution to revenues from the sale of construction materials by major markets follows:

                      1996   1995   1994   1993   1992
Commercial and
  industrial           45%    37%    36%    45%    48%
Residential            35%    40%    42%    29%    26%
Highway and
  governmental         20%    23%    22%    26%    26%

     In fiscal 1996 gross profit increased 7.3% while the gross profit margin decreased slightly to 19.8% from 20.0%. The increase in gross profit was principally due to the increased sales. In the fourth quarter of fiscal 1996 the Company increased its risk insurance reserves for incurred but unreported claims approximately $1,000,000. Without this adjustment the 1996 gross profit margin would have been approximately level with fiscal 1995.



     In fiscal 1995 gross profit increased 24.1% and gross profit margin increased to 20.0% from 17.7% in 1994. These improvements resulted from the increase in sales, cost containment, continuing efficiency improvements and the fixed cost component of the business.

     The 6.5% and 8.0% increase in selling, general and administrative expense in 1996 and 1995 over the prior year, respectively, was primarily due to an increase in basic expense levels due to increased sales and an increase in profit sharing which is linked to profitability. Also in 1996, incentive compensation was up because profit exceeded budget.

     The decrease in interest expense in both 1996 and 1995 was attributable to a decrease in the average debt outstanding which was partially offset by an increase in the average interest rate.

     The increase in interest income in 1996 and 1995 was due principally to an increase in the average interest rate.

     See Note 10 to the Consolidated Financial Statements for information concerning the gain (loss) on the sale and/or write down of assets.

     The effective tax rate for fiscal 1996 remained level with 1995. The increase to 34.3% in 1995 from 32.6% in 1994 was principally due to the increase in earnings and relatively higher earnings from non-mining activities.

Liquidity and Capital Resources. The following key financial measurements reflect the Company's sound financial position and substantial capital resources at September 30 (dollars in thousands):

                             1996         1995         1994
Cash and cash
  equivalents              $ 4,995      $   925      $   804
Total debt                 $20,776      $23,224      $32,477
Current ratio             1.7 to 1     1.4 to 1     1.5 to 1
Debt as a percent of
  capital employed            7.6%         8.9%        12.9%
Unused revolving credit    $69,000      $75,000      $64,000
Unused short-term lines    $28,600      $20,600      $23,300

     In fiscal 1996 cash flow from operations of $55,716,000 covered the cash required for capital expenditures and other investing activities, the net debt repayment of $3,007,000, the paying of the regular dividend and the repurchase of $5,389,000 of common stock. In fiscal 1995 cash flows from operations of $54,698,000 covered the cash required for capital expenditures and other investing activities, the net debt repayment of $9,360,000 and the payment of the regular dividend.

     The Company expects its 1997 expenditures for property, plant and equipment to be approximately $70,000,000 versus depreciation and depletion of $32,000,000.
Approximately $13,000,000 of the budget is for the first phase of the proposed cement plant. Management believes that the necessary funds will be obtained through internal generation and borrowing under the revolving credit agreement. The Company has available $69,000,000 under the revolving credit agreement which was unused and available at September 30, 1996. The Company plans to enter into a new revolving agreement for $175,000,000 with a final maturity in 2002 after all required permits have been received for construction of the cement plant. The Company's capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to both replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted.

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

     Inflation. In the past three years price increases have generally offset inflation. In prior years price increases failed to equal inflation
and in certain markets prices declined due to competition.


Consolidated Statement of Income  Years ended September 30
(Dollars and shares in thousands except per share amounts)

                                                   1996      1995      1994

Net sales                                       $398,673   $368,959  $336,526
Cost of sales                                    319,570    295,207   277,095

Gross profit                                      79,103     73,752    59,431
Selling, general and administrative expense       36,768     34,521    31,970

Operating profit                                  42,335     39,231    27,461
Interest expense                                  (1,980)    (2,060)   (2,223)
Interest income                                      713        616       462
Gain (loss) on sale and/or write down of assets
  ($1,248 related party loss in 1995)               (286)    (2,018)     (313)
Other income, net                                    328        603       146

Income before income taxes                        41,110     36,372    25,533
Provision for income taxes                        14,110     12,460     8,317

Net income                                      $ 27,000   $ 23,912   $17,216

Earnings per common share                          $2.86      $2.51     $1.82

Weighted average number of shares used in
 computing earnings per common share               9,438      9,525     9,485

See accompanying notes.


Consolidated Balance Sheet  September 30

(Dollars in thousands)

                                                            1996       1995
Assets
Current assets:
  Cash and cash equivalents                              $  4,995   $   925
  Accounts receivable, less allowance for doubtful
   accounts of $1,393 ($1,726 in 1995)                     52,436    47,923
  Inventories                                              23,475    24,324
  Prepaid expenses and other                                6,176     5,616

          Total current assets                             87,082    78,788
Other assets                                               25,769    26,916
Property, plant and equipment, at cost:
  Land                                                    107,644   105,801
  Plant and equipment                                     411,882   386,271

                                                          519,526   492,072
  Less accumulated depreciation and depletion             285,668   271,747

          Net property, plant and equipment               233,858   220,325

                                                         $346,709  $326,029

Liabilities and Stockholders' Equity
Current liabilities:
  Short-term notes payable to banks                      $  1,400   $ 9,400
  Accounts payable                                         28,602    27,499
  Federal and state income taxes                            3,507     3,052
  Accrued payroll and benefits                              7,710     6,582
  Accrued insurance reserve                                 2,679     2,108
  Accrued liabilities, other                                5,445     4,802
  Long-term debt due within one year                        2,514     4,171

          Total current liabilities                        51,857    57,614
Long-term debt                                             16,862     9,653
Deferred income taxes                                      29,699    31,005
Accrued employee benefits                                  10,726     9,565
Other accrued liabilities                                   9,415     6,937

Commitments and contingent liabilities (Notes 9, 12 and 13)

Stockholders' equity:
  Preferred stock, no par value;
     10,000,000 shares authorized, none issued                  -         -
  Common stock, $.10 par value;
     50,000,000 shares authorized, 9,487,309
      shares issued                                           949       949
  Capital in excess of par value                           17,400    17,400
  Retained earnings                                       215,195   192,911
  Less cost of treasury stock; 212,928 shares (181
   shares in 1995)                                         (5,394)       (5)
         Total stockholders' equity                       228,150   211,255

                                                         $346,709  $326,029

See accompanying notes.


Consolidated Statement of Cash Flows  Years ended September 30
(Dollars in thousands)
                                                  1996       1995        1994
Cash flows from operating activities:
  Net income                                   $ 27,000   $ 23,912    $ 17,216
  Adjustments to reconcile net income to
   net cash provided by operating activities:
   Depreciation, depletion and amortization      28,766     26,518      25,419
   Net changes in operating assets and
     liabilities:
      (Increase) decrease in accounts receivable (4,532)       820      (7,305)
      (Increase) decrease in inventories            849     (3,709)      2,490
      (Increase) decrease in prepaid expenses and
        other                                       (89)      (100)       (259)
       Increase in accounts payable and accrued
        liabilities                               7,539      6,339       4,555
    Increase (decrease) in deferred income taxes (1,777)      (150)        482
    Gain on disposition of property, plant and
        equipment                                (1,977)    (1,006)       (382)
     Other, net                                     (63)     2,074         296
Net cash provided by operating activities        55,716     54,698      42,512

Cash flows from investing activities:
  Purchase of property, plant and equipment (44,872) (40,218) (23,063) Proceeds from the sale of property, plant and
    equipment                                     5,259      1,393         661
  Additions to other assets                      (1,641)    (2,232)     (1,839)
  Proceeds from the disposition of other assets   2,585         80         693
  Additions to notes receivable                       -          -        (335)
  Collection of notes receivable                    135        507       3,174
Net cash used in investing activities           (38,534)   (40,470)    (20,709)

Cash flows from financing activities:
  Proceeds from long-term debt                    6,000          -           -
  Net increase (decrease) in short-term debt     (8,000)     2,700      (3,500)
  Repayment of long-term debt                    (1,007)   (12,060)    (16,848)
  Exercise of employee stock options                  -          -          23
  Repurchase of Company stock                    (5,389)        (3)         (2)
  Payment of dividends                           (4,716)    (4,744)     (4,741)
Net cash used in financing activities           (13,112)   (14,107)    (25,068)
Net increase (decrease) in cash and
  cash equivalents                                4,070        121      (3,265)
Cash and cash equivalents at beginning of year      925        804       4,069
Cash and cash equivalents at end of year       $  4,995   $    925    $    804

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized $ 1,926  $  2,144     $ 2,769
     Income taxes                               $ 15,435  $ 11,425     $ 9,814
  Noncash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                               $    412   $     49    $     58
       Issuing debt                            $    260   $    107    $      -
     Additions to other assets from
       issuing debt                            $    300          -           -
     Issuing common stock in payment
       of note payable                                -          -    $  8,000
     Addition to notes receivable from
       the sale of property, plant and equipment  $   6          -    $    431

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the time of purchase to be cash equivalents.

See accompanying notes.


Consolidated Statement of Stockholders' Equity Years ended September 30 (Dollars in thousands except per share amounts)

                                         Capital in
                        Common Stock     Excess of  Retained   Treasury Stock
                     Shares      Amount  Par Value  Earnings  Shares   Amount
Balance at
October 1, 1993    9,288,708     $929    $11,430   $161,268  (93,208)  ($2,033)
Shares issued in
 payment of note     197,701       20      5,947              93,208     2,033
Exercise of stock
 options                 900                  23
Shares purchased for
 treasury                                                        (87)       (2)
Net income                                           17,216
Cash dividends
 ($.50 per share)                                    (4,741)

Balance at
September 30,
1994               9,487,309      949     17,400    173,743      (87)       (2)

Shares purchased for
 treasury                                                        (94)       (3)
Net income                                           23,912
Cash dividends
 ($.50 per share)                                    (4,744)

Balance at
September 30,
 1995               9,487,309     949     17,400    192,911      (181)      (5)
Shares purchased
for treasury                                                 (212,747)  (5,389)
Net income                                           27,000
Cash dividends
 ($.50 per share)                                    (4,716)

Balance at
September 30,
 1996               9,487,309     $949    $17,400   $215,195 (212,928) ($5,394)


See accompanying notes.


Notes to Consolidated Financial Statements

1. Accounting polices. CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated in consolidation.

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

                                         Years
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

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

   FUTURE ACCOUNTING REQUIREMENTS - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans. However, it also allows companies to continue to measure cost for such plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies that elect to continue with the accounting under APB 25 must provide pro forma disclosures of net income and earnings per share, as if SFAS 123 had been applied. The accounting and disclosure requirements of SFAS 123 are effective for the Company for transactions entered into in fiscal 1997. Pro forma disclosures required if the Company elects to continue using APB 25 must include the effects of all awards granted in fiscal 1996, but should be presented for fiscal years subsequent thereto for fiscal 1996 financial statements presented for comparative purposes. The Company will continue to measure cost for such plans using the method of accounting prescribed by APB 25.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121, which is effective for years beginning after December 15, 1995, establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Impairment is assessed by comparing the book value of such assets to the estimated undiscounted future operating cash flows expected to result from the use of the asset and its final disposition. If the sum of the expected future cash flow is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The Company has not completed its evaluation of the impact of adoption of SFAS 121.

2. Transactions with related parties. As of September 30, 1996 eight of the Company's directors were also directors of FRP Properties, Inc. ("FRPP"). Such directors own approximately 40% of the stock of FRPP and 31% of the stock of the Company. Accordingly, FRPP and the Company are considered related parties.

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

  The Company paid rents, royalties and transportation charges to subsidiaries of FRPP totaling $6,544,000 in 1996, $5,869,000 in 1995 and $6,029,000 in 1994.

  At September 30, 1996 and 1995 the Company had a net account payable due to subsidiaries of FRPP totaling $283,000 and $163,000, respectively.

  Under an agreement extending until September 30, 1998, the Company furnishes certain management and related services, including financial, tax, legal, administrative, accounting and computer, to FRPP and its subsidiaries. Charges for such services were $1,383,000 in 1996, $1,312,000 in 1995, and $1,208,000 in 1994.

   On September 30, 1995 a wholly owned subsidiary of the Company entered into a contract to sell 134 acres of land to a subsidiary of FRP Properties, Inc. for $500,000 and the assumption of certain reclamation costs and benefits relating to the site. An appraisal of the property was obtained. The transaction was approved by the Company's Board of Directors with the directors who are also directors of FRP Properties, Inc. abstaining. The Company recorded a write down of $1,248,000 in the carrying value of this land on September 30, 1995. The transaction closed on October 9, 1996.

  A member of the Company's Board of Directors is also a director and has a beneficial interest in a company that provides services to the Company, including life insurance on certain employees and officers and claims paying functions for the Company's employee health benefits program. Premiums paid on such life insurance during fiscal 1996 and 1995 totaled approximately $1,288,000 and $1,145,000, respectively. Administrative fees paid in connection with processing employee health benefit claims totaled approximately $24,000 and $23,000 for fiscal 1996 and 1995, respectively.

3. Inventories. Inventories at September 30 consisted of the following (in thousands):

                             1996       1995
Finished products          $18,719    $19,658
Raw materials                3,825      3,580
Parts and supplies             931      1,086

                           $23,475    $24,324

   The excess of current cost over the LIFO stated values of inventories was $5,438,000 at September 30, 1996 and $3,800,000 at September 30, 1995.

4. Other assets. Other assets at September 30 consisted of the following (in thousands):

                             1996       1995
Real estate                $ 2,321    $ 2,966
Notes receivable             5,271      5,382
Goodwill at cost less
 accumulated amorti-
 zation of $3,446
 ($3,116 in 1995)            9,799     10,129
Other                        8,378      8,439
                           $25,769    $26,916


5. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):

                             1996       1995
Unsecured notes:
  8%-10% notes             $ 1,678    $ 1,154
  Revolving credit           6,000          -
Industrial development
  revenue bonds             10,249     11,071
7% - 12% secured notes
  and contracts              1,449      1,599

                            19,376     13,824
Less portion due within
  one year                   2,514      4,171

                           $16,862    $ 9,653

   Of the industrial development revenue bonds at September 30, 1996, $7,550,000 is due between 2004 and 2021. The bonds provide for quarterly interest payments between 68.0% and 71.5% of prime rate (8.25% at September 30, 1996). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the Company during the following fiscal years: $500,000 in 1997; $900,000 in 1998; $3,175,000 in 1999; $2,375,000 in 2000; $200,000 in 2001; and $400,000
in 2002. The balance of the industrial development revenue bonds totaling $2,699,000 at September 30, 1996 is at floating rates of interest and matures through 1999. The bonds are collateralized by certain property, plant and equipment having a carrying value of $5,792,000 at September 30, 1996.

   The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $2,747,000 at September 30, 1996 and are payable in installments through 2004.

   The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 1996, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 1997 - $2,514,000; 1998 - $1,859,000; 1999 -
$4,128,000; 2000 - $3,319,000; 2001 - $817,000; 2002 and subsequent years -
$739,000.

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

   The Company also has available short-term lines of credit from three banks aggregating $30,000,000. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates on such borrowings at September 30, 1996 and 1995 were 6.3% and 6.2%, respectively.

   The various loan agreements contain restrictive covenants, including a requirement to maintain a consolidated current ratio and consolidated tangible net worth (as defined) at certain levels, limitations on paying cash dividends, and other restrictions. As of September 30, 1996, under the most restrictive of the agreements, $58,844,000 of consolidated retained earnings was not restricted as to payment of cash dividends.

   The Company capitalized interest cost of $32,000 in 1996 and $35,000 in 1994.

6. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. Option transactions for the fiscal years ended September 30 are summarized as follows:

                                        1996           1995           1994

Shares under option:
  Outstanding at beginning of year    546,350        534,600        529,050
  Granted                                   -         17,500         13,500
  Exercised ($25.12 per share)              -              -           (900)
  Canceled                             (3,250)        (5,750)        (7,050)

Outstanding at end of year (1996-
  $24.75 to $30.37 per share)         543,100        546,350        534,600


Aggregate option price            $14,472,000    $14,553,000    $14,209,000

Shares available for future grant     500,000        101,750        113,500

Shares exercisable at end of year     448,380        371,510        297,440

Options granted have been at a price equal to the fair market value of the Company's common stock on the dates of grant. The options expire from seven to ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one year waiting period from the date of grant.

7. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):

                                           1996           1995          1994

Current:
  Federal                                $13,421       $10,507        $ 6,439
  State                                    2,466         2,103          1,396
                                          15,887        12,610          7,835
Deferred                                  (1,777)         (150)           482

  Total                                  $14,110       $12,460         $8,317


  A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                           1996           1995          1994
Amount computed at statutory
  Federal rate                           $14,389       $12,731         $8,936
Effect of percentage depletion            (1,890)       (1,599)
(1,578)
State income taxes (net of Federal
  income tax benefit)                      1,419         1,219            811
Other, net                                   192           109            148
Provision for income taxes               $14,110       $12,460         $8,317

   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below:

                                           1996            1995
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment                    $36,441        $36,393
 Other                                       735            674
  Gross deferred tax liabilities          37,176         37,067

Deferred tax assets:
 Insurance reserves                        2,899          2,212
 Other accrued liabilities                 7,946          6,652
 Other                                       810            906
  Gross deferred tax assets               11,655          9,770
 Valuation allowance for deferred
  tax assets                                   -              -
Net deferred tax assets                   11,655          9,770
Net deferred tax liability               $25,521        $27,297



8. Employee benefits. The Company and its subsidiaries have a number of retirement plans which cover substantially all employees.

   Certain of the Company's subsidiaries have a noncontributory defined benefit retirement plan covering certain employees. The benefits are based on years of service and the employee's highest average compensation for any five (or in the case of one subsidiary three) consecutive years of service. Plan assets are invested in mutual funds, listed stocks and bonds and cash equivalents. The Company's funding policy is to fund annually within the limits imposed by the Employee Retirement Income Security Act.

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                           1996            1995         1994
Service cost-benefits earned during
  the period                            $   328        $   377         $ 611
Interest cost on projected benefit
  obligation                              1,131          1,132         1,046

Actual return on assets                  (2,984)        (2,501)          900
Net amortization and deferral             1,429          1,094        (2,447)
Curtailment gain                           (184)             -          (174)

Net periodic pension cost (income)     ($   280)       $   102        ($  64)

  Assumptions used in determining the net periodic pension cost are summarized as follows:

                                           1996           1995          1994
Discount rate                              7.25%         7.25%            8%
Rate of increase in compensation levels       5%           5%           5.25%
Expected long-term rate of return on
 assets                                       9%           9%             9%

  The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at September 30 (in thousands):




                                           1996            1995
                                          Assets         Assets
                                          Exceed         Exceed
                                       Accumulated     Accumulated
                                         Benefits       Benefits
Actuarial present value of vested
 benefit obligations                    ($15,250)       ($14,891)
Accumulated benefit obligation          ($15,317)       ($15,002)
Projected benefit obligation            ($16,561)       ($16,364)
Plan assets at fair value                 18,772          16,695
Plan assets in excess of
 projected benefit obligation              2,211             331
Unrecognized net gain                     (1,952)           (259)
Unrecognized transition asset               (691)           (777)
Unrecognized prior service cost               (9)            (16)
Accrued pension cost                    ($   441)       ($   721)

     Union employees are covered by multi-employer plans not administered by the Company. Payments of $202,000, $219,000 and $275,000 were made to these plans during fiscal 1996, 1995 and 1994, respectively.

     Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $3,927,000 in 1996; $3,510,000 in 1995 and $2,648,000 in
1994.

     The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. The Company has purchased life insurance on the lives of the participants and it is the owner and beneficiary of such policies. The expense for fiscal 1996, 1995 and 1994 was $1,593,000, $1,296,000 and $1,160,000, respectively.

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

     The following table sets forth the plans' combined status reconciled with the accrued postretirement benefit cost included in the Company's consolidated balance sheet at September 30 (in thousands):

                                           1996            1995         1994
Accumulated postretirement benefit
 obligations:
 Retirees                                 $1,310        $ 1,424        $1,680
 Fully eligible active participants          517            616           597
 Other active participants                 1,094            874           677
 Total APBO                                2,921          2,914         2,954
 Unrecognized net loss from past
   experience different from that
   assumed and from changes in
   assumptions                            (1,011)        (1,221)
(1,377)
 Unrecognized prior service costs            473            684           894
 Accrued postretirement benefit cost     $ 2,383        $ 2,377        $2,471

     Net periodic postretirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):

                                           1996            1995         1994
Service cost of benefits earned
 during the period                       $   134        $   133        $  260
Interest cost on APBO                        197            206           380
Net amortization and deferral               (130)          (101)
(127)
Amortization of transition obligation
 over 20 years                                 -              -           120
Net periodic postretirement benefit
 cost                                    $   201        $   238        $  633

     The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 7.25% at September 30, 1996 and 1995 and 8% at September 30, 1994.

     Effective January 1, 1994, the Company's share of retiree health care was capped at the Company's 1993 cost level.

9. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal 1996, 1995 and 1994 was $3,867,000, $4,231,000 and $3,465,000, respectively.
Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral leases, at September 30, 1996 are as follows: 1997-$1,497,000;
1998-$1,396,000; 1999-$1,346,000; 2000-$1,326,000; 2001-$1,137,000
after 2001-$8,978,000.  Certain leases include options for renewal.
Most leases require the Company to pay for utilities, insurance and maintenance.

The Company has a long-term lease, which may not be canceled prior to September 1, 1998, with FRPP for sand reserves near Grandin, Florida. Under the lease the Company will pay minimum royalties of $1,000,000 per year.

10. Gain (loss) on sale and/or write down of assets. In fiscal 1996 the Company recorded a loss on the sale and write down of the carrying value of certain real estate totaling $1,619,000 and a gain on the sale of a lease of $1,333,000. In fiscal 1995 the Company recorded a loss on the write down of the carrying value of certain real estate totaling $2,018,000. In fiscal 1994 the Company sold certain real estate which resulted in a loss of $313,000.

11. Fair values of financial instruments. At September 30, 1996 and 1995 the carrying amount reported in the balance sheet for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair value. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 1996 the carrying amount and fair value of such other long-term debt was $3,127,000 and $3,240,000, respectively. At September 30, 1995 the carrying amount and fair value of such other long-term debt was $2,753,000 and $2,941,000, respectively.

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

13. Commitments. At September 30, 1996, the Company had placed orders and was committed to purchase equipment costing approximately $5,944,000.

14. Fourth quarter financial information (unaudited). In the fourth quarter of fiscal 1996 the Company increased its risk insurance reserves for incurred but unreported claims approximately $1,000,000. Significant items affecting income in the fourth quarter of fiscal 1995 include a $2,046,000 increase in construction aggregates stockpile inventories due to the physical measurement of the stockpiles and the write down of the carrying value of certain real estate of $2,018,000.
Independent Auditors' Report

To the Board of Directors and Stockholders
Florida Rock Industries, Inc.

We have audited the accompanying consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Jacksonville, Florida
December 3, 1996

Directors and Officers

Directors

Thompson S. Baker (1)
Chairman Emeritus of the Company

Edward L. Baker (1)
Chairman of the Board
of the Company

John D. Baker II (1)
President and Chief Executive Officer
of the Company

Thompson S. Baker II
Vice President of the Company

Alvin R. (Pete) Carpenter
President and Chief Executive Officer
of CSX Transportation, Inc.

Robert D. Davis (3)
Chairman of the Board of DDI, Inc.

Charles H. Denny III
Investments

Albert D. Ernest, Jr. (2)(3)
President of Albert Ernest Enterprises

Luke E. Fichthorn III (2)
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Frank M. Hubbard (2)(3)
Chairman of the Board of
A. Friends' Foundation Trust

Francis X. Knott
Chief Executive Officer
of Partners Management Company

Radford D. Lovett (2)(3)
Chairman of the Board of
Commodores Point Terminal Corp.


W. Thomas Rice (2)(3)
Chairman Emeritus of Seaboard
Coast Line Industries, Inc.

C. J. Shepherdson
Vice President of the Company
________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee


Officers

Edward L. Baker
Chairman of the Board

John D. Baker II
President and Chief Executive Officer

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

Wallace A. Patzke, Jr.
Vice President and Controller

Dennis D. Frick
Secretary
Corporate Counsel

John W. Green
Assistant Secretary
Director of Corporate Credit


Florida Rock Industries, Inc.

General Office:  155 East 21st Street
Jacksonville, Florida  32206
Telephone:  (904) 355-1781

Annual Meeting

Shareholders are cordially invited to attend the Annual Stockholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 5, 1997, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent

First Union National Bank of North Carolina
230 South Tryon Street, 11th Floor
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