Form 10-K, Exhibit 13
period 1997-09-30
FLORIDA ROCK INDUSTRIES INC
filed 1997-12-12
CIK 37651

THOMPSON S. BAKER, 1905 - 1997


 This Annual Report is dedicated to Thompson S. Baker, founder and former Chairman of the Board of Florida Rock Industries, Inc., who passed away on February 24, 1997.

 Born in 1905 in Jacksonville, Florida, Tom graduated from Georgia Military
Academy and then from Davidson College.   At Davidson, he was president of the
student body and an All Southern Conference football player.   The toughness
and determination that made "Pinky" Baker a standout tackle at 165 pounds (wringing wet) was his trademark-not only in college, but throughout his business career.

 After graduation from Davidson, he went to work for his father at Baker & Holmes Company, then the largest building materials company in Florida. Within four years, however, the great Florida "boom" went "bust", and the
company went out of business.   Soon thereafter, Tom convinced bank officials
he could run the defunct Interlachen Sand Company, which was heavily laden
with debt, better than they could, and they turned it over to him.   That
transaction marked the beginning of what has grown to become Florida Rock. The company was so small at the outset that it consisted essentially of Tom Baker and two other men loading sand into rail cards with wheelbarrows.

 In 1931, he joined forces with Jim Shands to form Shands & Baker. When Jim Shands died in a tragic accident, his brother, Bill, assumed his place in the
company.   The firm grew rapidly in the 1930's, both as a sales agent for sand plants throughout Florida and as a ready mix concrete supplier to many of the major military build-up projects taking place prior to World War II.

 No sooner than the Japanese had bombed Pearl Harbor, the business was put in
mothballs and the Marines had a 37 year old Second Lieutenant.   Four long
years later, Lt. Colonel Baker returned from the Pacific highly decorated and fully ready to reassume his leadership role at Shands & Baker.

 Under that leadership, the Company began a dramatic growth movement, entering the crushed stone business and opening new mines almost yearly throughout the
1950's and 1960's.   In the late 1960's, Tom named his son, Ted, as President
of the Company, and together they took Shands & Baker public and continued to acquire aggregate and concrete operations throughout the southeast to build what is now Florida Rock Industries, Inc.


 Tom's activities were not limited to business, and he always found time to
share his talents with his community.   He has been Chairman of the Community
Chest and of the Boy Scouts in North Florida. He has been a board member of St. Luke's Hospital, YMCA, Rotary Club of Jacksonville, and the Jacksonville
Port Authority.   He has served on the Florida Council of 100 and has been a political advisor to most of Florida's governors and senators for the last 30 years.

 His footprints in Florida's sands are clearly seen but his imprint is even deeper on the employees that he worked so closely with throughout his career.
 From those two co-workers at Interlachen, in the early days, to the hundreds of others that he knew far more than by name, Tom Baker has been the heart and soul of both Florida Rock Industries, Inc. and its employees.

 We honor Tom Baker at his death with the dedication of this Annual Report. He will be missed.

                      Director Emeritus

In December 1997, two of Florida Rock's long-serving distinguished Directors have been named Director Emeritus by the Company's Board of Directors. Mr. Frank M. Hubbard, a Director since 1972 and Mr. W. Thomas Rice, a Director since 1974, have been honored for their years of faithful, dedicated service
to the Company.   The Company is proud to recognize these gentlemen in this
year's Annual Report.

                       Frank M. Hubbard

 Mr. Hubbard has served on the Florida Rock's Board of Directors since April
4, 1972.   He was born in Florence, South Carolina.   Mr. Hubbard attended
Clemson University studying Civil Engineering and Rollins College majoring in
Business Administration.   Mr. Hubbard's college program was interrupted by
World War II.   Mr. Hubbard served in the United States Army Corps of
Engineers in the European Theater of Operations from 1942 to 1945 where he
attained the rank of Captain and was awarded the Bronze star.   He later
received an honorary Doctor of Laws degree from Rollins College, an honorary Doctor of Public Service degree from the University of Central Florida and an honorary Doctor of Business Administration from Orlando College.

 Mr. Hubbard spent his career with Hubbard Construction Company, which was
founded by his father.   He served in a number of positions achieving the
position of President and Chairman of the company. Throughout his career Mr. Hubbard has been involved in many professional, industry, civic and charitable
organizations where he has received numerous awards for service.   Mr. Hubbard
is currently Chairman of the A Friends Foundation Trust.

 W. Thomas Rice

 Mr. Rice has served on Florida Rock's Board of Directors since February 1974. He was born in Hague (Westmoreland County), Virginia. He graduated from
Virginia Polytechnic Institute in June 1934, with a BS degree in Civil Engineering, and later received an honorary LLD degree from Stetson University in May 1959, and an honorary DMS degree from The Citadel in May 1980.

 Mr. Rice was employed by Pennsylvania Railroad in the Operating Department from 1934 until called to active duty in the U.S. Army in 1942, with rank of
First Lieutenant.   He served three years in European and Asiatic Theaters;
subsequently served in active U.S. Army Reserve, attaining rank of Major
General(now retired).   Decorations include Legion of Merit with two Oak Leaf
Clusters.


 Mr. Rice entered service of the Richmond, Fredericksburg & Potomac Railroad
Company (RF&P) in February 1946, and held several managerial positions.   He
was elected President of RF&P January 1, 1955.   In 1957 he became President
of Atlantic Coast Line Railroad Company (ACL).   When ACL merged with Seaboard
Air Line Railroads in 1967 to form Seaboard Coast Line Railroad Company, he
was elected President and Director.   He was elected Chairman Chief Executive
Officer in 1970.   In 1978 he became Chairman Emeritus of Seaboard Coast Line
Industries, Inc.

Annual Report 1997

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)

                                                                %
                                   1997      1996    Change

Net sales                               $456,803    398,673   + 14.6
Gross profit                            $ 99,174     79,103   + 25.4
Operating profit                        $ 56,078     42,335   + 32.5
Income before income taxes              $ 56,370     41,110   + 37.1
Net income                              $ 37,142     27,000   + 37.6

Per common share:
  Net income                            $   1.98       1.43   + 38.5
  Stockholders' equity                  $  14.09      12.30   + 14.6
  Cash dividend                         $    .25        .25
Return on ending stockholders' equity       14.0%      11.8

On October 1, 1997, the Board of Directors declared a 2 for 1 stock split. The number of shares and per share amounts included in this report have been restated to reflect this stock split.

1997 CORPORATE HIGHLIGHTS

Sales increased - 15%

Net income increased - 38%

Volumes increased

Continuing expense control and higher productivity

Construction commenced on Portland Cement facility on April 7,
1997

$47,296,000 invested in additional property, plant and equipment

$18,433,000 of cash on hand at year end

$75,000,000 revolving credit agreement all of which was available at year end

Short-term unsecured lines of credit aggregating $30,000,000 of which $29,700,000 was unused at year end

BUSINESS. The Company is a major basic construction materials company concentrating in the Southeastern and Mid-Atlantic states.

MISSION STATEMENT. Be an excellent construction materials company providing long-term growth and superior return on investment

VISION. Through employees committed to continuous improvement, we will provide quality materials and superb service for our customers; operate safe, environmentally responsible facilities that are well maintained and cost effective; and develop mutually beneficial relationships with our suppliers and the communities within which we operate.

To Our Stockholders:

     Fiscal 1997 was a record year for the Company. Net income increased 37.6% on a 14.6% increase in sales. The excellent results were due to a combination of factors and were driven by increased demand resulting from a healthy economy and favorable weather, modest price increases, management's control of expenses and the achievement of higher productivity within our business units.

  Results.   Sales for fiscal 1997 were $456,803,000 up 14.6% from
$398,673,000 in fiscal 1996. The increase in sales was due to increased volume and prices. The increased demand was attributable to growth in non-residential construction and infrastructure programs with residential construction remaining about level.

  Selling, general and administrative expense increased 17.2% primarily as the result of both higher sales and increased profit sharing and incentive compensation due to improved profits. Underlying expense levels for fiscal 1997 increased, but remained comparable as a percent of sales to last year.

  In fiscal 1997 operating profit increased 32.5% to $56,078,000 from $42,335,000 last year. Profit margins improved as the result of increased sales, improved efficiencies from ongoing cost containment programs and the volume leverage inherent in our business.

  Income before income taxes increased 37.1% to $56,370,000 from $41,110,000 in 1996. Net income was $37,142,000 a 37.6% increase from fiscal 1996's net income of $27,000,000. Earnings per share for 1997 were $1.98 a 38.5% increase over $1.43 last year. Earnings per share are adjusted to reflect the 2 for 1 stock split that was effective October 31, 1997.

  The weighted average number of shares used in the calculation of earnings per share, as adjusted for the 2 for 1 stock split, decreased to 18,794,000 for fiscal 1997 from 18,876,690 last year. The decrease is the result of common share repurchases during fiscal 1997 and those which occurred in the last half of fiscal 1996.

  New Cement Plant. On April 7, 1997, the Company commenced its planned construction of a 750,000 ton per year capacity Portland Cement production facility. It will be located on 1,500 acres owned and leased near the town of Newberry in Alachua County, Florida and is scheduled for completion mid-1999. The project is further discussed under the Operating Review section of this Annual Report.

  Capital Expenditures. Fiscal 1997 capital expenditures totaled $47,296,000. The capital expenditures were divided approximately 54% for replacements, including modernizing, safety and environmental, and 46% for expansion, land and aggregates deposits to be used in current and future operations. Depreciation, depletion and amortization for the fiscal year was $30,688,000.

  The fiscal 1998 total capital expenditure plan approximates
$114,170,000. Estimated depreciation and depletion is projected at $33,064,000. Approximately 28% of the planned expenditures is for plant and equipment replacements and modernization, 67% is for expansion and new projects, and 5% is for new plant sites and deposits. The expansion and new project portion of the capital expenditure plan includes $46,198,000 for the new cement plant. Expenditures for capital investments are subject to review and modification as market conditions and the economic picture evolve.

  Financial Management. Cash flow from operations of $69,501,000 enabled the Company to fund its major capital expenditure program for fiscal 1997, reduce debt and repurchase common stock and increase its net cash position.

  During 1997 total debt was reduced from $20,776,000 to $13,606,000 at September 30, 1997, while the cash on hand increased from $4,995,000 to $18,433,000.

  At September 30, 1997, the entire balance of $75,000,000 under the revolving credit agreement facility was available to the Company. During the past year the facility was extended until June 30, 2003. In addition, the Company has $30,000,000 in unsecured short-term bank lines of which $300,000 was utilized at year end.

  The Company is currently evaluating and pursuing additional financing alternatives that are available to meet its long term capital expenditure needs.

  Dividends. The Board of Directors maintained the semiannual dividend of $.125 per share. Consequently, cash dividends of $.25 per share were paid during the year to stockholders.

  Subsequent to fiscal year end, the Board declared the semiannual cash dividend of $.125 per share payable on January 2, 1998 to stockholders of record on December 16, 1997.

  The Board of Directors, on October 1, 1997, declared a 2 for 1 common stock split to shareholders of record on October 15, 1997, effective October 31, 1997.

  Stock Repurchase. The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise.

  Stockholders Meeting.  On February 5, 1997, the Annual Stockholders
Meeting was held in Jacksonville, Florida.  The stockholders elected Thompson
S. Baker and Frank M. Hubbard as directors to terms expiring in 2001.

  Safety, Environment and Community. Management continues its emphasis on a safe, drug-free work place. Four of the Company's quarries have each amassed more than 1,000,000 man-hours without experiencing a lost time accident.

  Annually the Company receives a number of awards recognizing operations in the aggregates industry for their pursuit of excellence. Maryland Rock Industries in Leonardtown, Maryland received national recognition in 1997 for winning the prestigious Environmental Eagle Gold Award from the National Stone Association. The award signifies superior performance in the maintenance of the environment in and around the operations with a corporate commitment to the full use of environmental controls systems. The Brooksville Quarry in Florida received a Community Relations Gold Medallion, the National Stone Association's highest honor for community relations, for involvement and support activities
in the Brooksville, Florida community.   Their participatio n in  Project
HELP-"Helping the Earth and Loving Nature with Protective Kids" led to certification as a wildlife habitat by the Wildlife Habitat Council. The Keuka Industrial Sand Plant in Interlachen, Florida won national acclaim as the Small Quarry of the Year in the National Stone Association's About Face Program. Created in 1975, the program recognizes and rewards aggregate producers who have made constructive and positive efforts to enhance the aesthetic appearance of their quarrying operations. About Face has received commendations from the private sector-sponsored Keep America Beautiful Program and the U. S. Department of Interior's Take Pride in America Program.

  During 1997 the Company continued to make both capital and operating expenditures in accordance with its goal to be not only in compliance with environmental regulations but also to be a model member of each community in which it has a presence.

  Business Process Improvement. The Company continues to place significant emphasis on and expand its initiative in total quality management. Since 1994 the company has been training its employees in the principles of quality and process improvement. This program is referred to as "Business Process Improvement (BPI)" and places significant emphasis in training our employees on customer satisfaction, employee involvement, teamwork and process improvement.

  During the fiscal year, the program was expanded to focus and train our employees in the essential elements of business planning processes. This phase of the total quality management initiative will define each business units goals and objectives in relation to the Company's overall mission.

       Recognitions. As mentioned in the dedication of this Annual Report, we lost our founder and Chairman Emeritus, Thompson S. Baker when he passed away on February 24, 1997. No words can describe the leadership he gave this Company nor the love he had for its employees.

       In December 1997, two of the Company's long-serving and distinguished Directors, Frank M. Hubbard and W. Thomas Rice were named Director Emeritus by the Company's Board of Directors. The Company is grateful for their years of faithful, dedicated service and is pleased to recognize them in this year's Annual Report.

       The Company also wishes to acknowledge the retirement of Donald L. Bloebaum, Ruggles B. Carlson and Robert C. Peace. The Company thanks them for their many years of service as part of the Company's senior management team. Their efforts contributed immeasurably toward the growth and success of the Company.

       Summary and Outlook. Sales in 1997 were excellent and better than anticipated because of the unexpected favorable weather conditions experienced in our markets. Increased volumes and prices, combined with continued cost containment resulted in improved earnings. The capital expenditure program continued to focus on higher than normal replacements and equipment to meetincreased demand and to improve efficiencies and expansion.

  In 1998 management expects moderate economic growth.  The Federal
Reserve's dedication to inflation containment is expected to result in fairly constant interest rates if not slightly higher rates in the coming year. Although mortgage interest rates have declined during 1997, single family home construction remains flat and unchanged from last year. Non-residential construction is moving with local supply and demand with evidence that more speculative construction is underway. Commercial industrial construction markets remain driven by capacity utilization and is near equilibrium. Federal and state infrastructure requirements are strong but will remain constrained by each respective state's ability to fund its programs. Higher funding levels between 1999 and 2004 are being proposed under a new Intermodal Surface Transportation Efficiency Act(ISTEA) bill that is scheduled for legislative action this year. The proposals under the new bill appear to have an excellent chance of passing and if passed should benefit our markets. Fiscal 1998 sales should remain in step with the Southeastern economy given continued reasonable economic prospects and the absence of over built conditions.

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



Respectfully yours,




Edward L. Baker
Chairman of the Board



John D. Baker II
President and Chief Executive Officer

Operating Review

Operations. The Company is a basic construction materials manufacturing company concentrating in the Southeastern and Mid-Atlantic states. Its main lines of business are construction aggregates(sand, gravel and crushed stone), ready mixed concrete, concrete block and prestressed concrete. It also markets other building materials. The Company will also manufacture portland cement and calcium products upon construction of new facilities for these purposes over the next two years.

  Sales increased in fiscal 1997 with continued growth in Florida, Georgia, Virginia and Maryland. Increased sales combined with improved operating efficiencies and ongoing cost containment programs generated record operating profits for the current fiscal year.

  The Company's construction aggregates group currently operates seven crushed stone plants, nine sand plants and one industrial sand plant in Florida. It operates five crushed stone plants in Georgia; two sand and gravel plants and three crushed stone plants in Maryland; and two crushed stone plants and one sand and gravel plant in Virginia. The Company also operates aggregates distribution terminals in Northern Virginia; Norfolk/Virginia Beach, Virginia; Baltimore, Maryland, the Eastern Shore of Maryland and Washington D.C. In Florida, the Company has two aggregates distribution terminals which are served by unit trains. The terminals serve Central Florida, including the Orlando and Polk County markets. The Company maintains substantial long-term reserves of sand and stone in Florida, Georgia, Maryland and Virginia which are owned or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction.

       Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 1997 the Company had 87 ready mixed concrete plants and 10 concrete block plants, and a delivery fleet of 962 ready mix and block trucks.

  Prestressed concrete products for commercial developments and bridge and highway construction are produced in Wilmington, North Carolina.

  Cement Plant. The manufacture of Portland Cement by the Company will broaden the Company's product line. The Company has received all necessary building, zoning and environmental permits to construct of a 750,000 ton capacity cement plant near Newberry, Florida and began construction on April 7, 1997. The contractor has moved equipment and initial manpower to the premises and the Company has placed orders on significant lead time equipment. The plant's completion is scheduled for mid-1999.

  Certain appeals to the zoning and air permits issued to the Company have been filed and are still in the courts. In addition, there is other litigation which could limit the emissions of the plant beyond practical limits. The Company is challenging these various forms of litigation and believes they are without merit and will be denied and resolved to the favor of the Company.

  When completed the cement plant will employ state-of-the-art technology for optimum energy consumption and pollution control technology. At capacity it is expected to be the low cost producer in its market area. The raw materials will be supplied from property presently owned and leased and zoned for mining and from nearby electric power plants.

  The cement will be shipped in bulk and bags in trucks and rail cars to ready mixed concrete plants, contractors and a variety of customers engaged in construction activities. It will also produce masonry cement which will be shipped in bags to distributors, such as building supply dealers.

  Consistent with the Company's high environmental standard, all materials which enter the process will be converted into a saleable product, avoiding any need to handle solid or liquid waste.

  New Developments. Management continues to modernize and expand operations where cost savings, higher productivity and long-term growth plans are warranted.

       The vast majority of capital expenditures during 1997 were for equipment replacements, expansions at existing facilities and construction of the new cement plant. During the current fiscal year, the Company completed the construction of an additional ready mixed concrete plant at the Universal Studio's construction site near Orlando, Florida and a ready mixed concrete plant was purchased and upgraded in Naples, Florida allowing the old plant site to be placed for sale. In the Northwest Dade County area of Florida, a ready mixed concrete plant was added which also serves a growing Southwest Broward County Florida market. The Company also constructed facilities and moved its precast lintel operations to Kissimmee, Florida.

  The Company has commenced construction of a calcium products plant in Brooksville, Florida which is expected to be operational in April 1998. An aggregate plant in Paulding County, Georgia is also being constructed which, when completed, will better serve our customers in Northwest Georgia.





















Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                       1997          1996      1995      1994       1993

Summary of Operations
Net sales             $456,803  398,673   368,959   336,526    294,431
Gross profit          $ 99,174   79,103    73,752    59,431     41,704
Operating profit      $ 56,078   42,335    39,231    27,461     11,403
Interest expense      $    934    1,980     2,060     2,223      2,850
Income before income  $ 56,370   41,110    36,372    25,533     12,185
  taxes
Provision for income  $ 19,228   14,110    12,460     8,317      4,408
  taxes
Net income            $ 37,142   27,000    23,912    17,216      7,777

Per Common Share
Net income            $   1.98     1.43        1.25     .91        .42
Stockholders' equity  $  14.09    12.30     11.14     10.12       9.33
Cash dividend         $    .25      .25       .25       .25        .25

Financial Summary
Current assets        $104,194   87,082      78,788  75,720     73,017
Current liabilities   $ 55,676   51,857    57,614    49,298     52,033
Working capital       $ 48,518   35,225    21,174    26,422     20,984
Property, plant and
 equipment, net       $250,005  233,858   220,325   208,076    210,110
Total assets          $382,616    346,709 326,029   310,590    312,384
Long-term debt        $ 10,859   16,862     9,653    23,116     43,877
Stockholders' equity  $264,615    228,150 211,255   192,090    171,594

Other Data
Return on ending
 stockholders' equity       14.0%       11.8      11.3         9.0      4.5
Return on ending capital
 employed                   12.5%       10.3       9.6       7.4        3.7
Additions to property,
 plant and equipment    $ 47,296     45,544      40,374      23,121       33,558
Depreciation, depletion
 and amortization       $ 30,688     28,766      26,518      25,419       26,168
Weighted average number
 of shares                18,794     18,876      19,050      18,970       18,394
Number of employees at
 end of year               2,448      2,310       2,201       2,203        2,142
Stockholders of record     1,122      1,174       1,228       1,279        1,335

(a) Effective October 1, 1992, the Company changed its method of accounting for employee postretirement benefits in accordance with SFAS 106. The effect on fiscal 1993 was to reduce net income by $1,252,000 ($.07 per share).
(b) In 1997, 1996, 1995, 1994 and 1993 the Company reported a gain(loss) on the sale and/or write down of assets of $14,000, ($286,000), ($2,018,000),
($313,000) and $2,766,000, respectively. See Note 10 to the Consolidated Financial Statements.
(C) In 1993 the Company charged its provision for income taxes $748,000 to reflect the impact on the deferred income tax liability of the increase in the top Federal corporate income tax rate.

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

  Fiscal 1997 and 1996 sales increased 14.6% and 8.1% respectively, due to
both  volume and price increases.   In 1997, volumes were higher due to a very
mild winter in our non-Florida markets and growth in non-residential and
infrastructure programs.   Much of the 1997 price increases were in response to
higher cement and other cost increases.

  The contribution made to net sales from the sale of construction materials by the principal classes of products and services for the five years ended September 30 is as follows:

                              1997      1996      1995      1994       1993
Ready mixed concrete            59%       58        58        56         56
Construction aggregates         37%       41        40        41         42
Other concrete products and
  building materials            10%       10        10        11         10
Less intercompany               (6%)      (9 )      (8 )      (8 )       (8 )
                               100%      100       100       100        100

  The estimated contribution to revenues from the sale of construction materials by major markets follows:

                              1997       1996      1995       1994      1993
Commercial and industrial       44%        45        37         36        45
Residential                     32%        35        40         42        29
Highway and
  governmental                  24%        20        23         22        26

  In fiscal 1997 gross profit increased 25.4% while the gross profit margin increased to 21.8% from 19.8%. The increase in gross profit is a function of higher revenues and the strong marginal contribution due to the high fixed cost
nature of the business.   The improvement in gross profit margin was due
primarily to increased volumes as sales price increases were substantially offset by higher cement and other cost increases.

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

  The 17.2% and 6.5% increase in selling, general and administrative expense in 1997 and 1996 over the prior year, respectively, was primarily due to an increase in basic expense levels due to increased sales and an increase in profit sharing and incentive compensation which are linked to profitability.

  Interest income in 1997 remained stable with 1996.   In 1996, interest
income increased over 1995 due principally to an increase in the average rate.

  See Note 10 to the Consolidated Financial Statements for information concerning the gain (loss) on the sale and/or write down of assets.

  Liquidity and Capital Resources. The following key financial measurements reflect the Company's sound financial position and substantial capital resources at September 30 (dollars in thousands):

                                       1997            1996             1995
Cash and cash
  equivalents                       $ 18,433              4,995           925
Total debt                          $ 13,606             20,776        23,224
Current ratio                       1.9 to 1          1.7  to 1      1.4 to 1
Debt as a percent of
  capital employed                      4.5%                7.6           8.9
Unused revolving credit             $ 75,000             69,000        75,000
Unused short-term lines             $ 29,700             28,600        20,600

  In fiscal 1997 cash flows from operations of $69,501,000 covered the cash required for capital expenditures and other investing activities, the net debt repayment of $8,137,000, the paying of the regular dividend and the repurchase of $4,632,000 of common stock. In fiscal 1996 cash flows from operations of $55,716,000 covered the cash required for capital expenditures and other investing activities, the net debt repayment of $3,007,000, the paying of the regular dividend and the repurchase of $5,389,000 of common stock.

  The Company expects its 1998 expenditures for property, plant and equipment to be approximately $114,000,000 versus depreciation and depletion of $33,000,000. Approximately $46,000,000 of the budget is for the cement plant. Management believes that the necessary funds will be obtained through internal generation, borrowing under existing loan agreements and other sources of borrowing. In November 1997, the Company borrowed $14,000,000 under an Industrial Revenue Bond facility for financing a portion of the cement plant. The Company has available $75,000,000 under the revolving credit agreement which was unused and available at September 30, 1997. The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to both replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. At September 30, 1997, the Company had placed orders and was committed, subject to certain cancellation provisions, to construction contracts and equipment for the cement plant costing approximately $64,673,000.

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

  Inflation. In the past four years price increases have generally offset inflation. In prior years price increases failed to equal inflation and in certain markets prices declined due to competition.


Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                       First            Second            Third           Fourth
                   1997      1996    1997     1996   1997       1996    1997     1996

Net sales         $ 106,383  92,265  101,611 85,801  123,907 110,331 124,902  110,276

Gross profit      $  22,101  16,899   20,792 13,465   29,307  25,571  26,974   23,168

Operating
 profit           $  12,653   8,578   10,061  4,472   18,301  15,473  15,063   13,812

Income before
 income taxes     $  12,440   8,390   10,058  4,268   18,465  13,800  15,407   14,652

Net income        $   8,086   5,495    6,537  2,796   12,003   9,039  10,516    9,670

Per common share:
    Net income    $     .43     .29      .35    .15      .65     .48     .55      .52
    Cash dividend     $    .125    .125        -      -     .125    .125       -        -
    Market price:
        High      $   16.88   14.63    17.44  14.75    20.94   13.38   30.00    14.69
        Low       $   14.31   13.12    15.66  12.50    15.12   12.18   20.38    11.63

See Note 14 to the Consolidated Financial Statements.

Independent Auditors' Report

To the Board of Directors and Stockholders
Florida Rock Industries, Inc.

We have audited the accompanying consolidated balance sheets of Florida Rock
Industries, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September
30, 1997 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Jacksonville, Florida
December 1, 1997

Florida Rock Industries, Inc.
Consolidated Statement of Income  Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                 1997       1996       1995

Net sales                                     $456,803    398,673     368,959
Cost of sales                                  357,629    319,570     295,207

Gross profit                                    99,174     79,103      73,752
Selling, general and administrative expense     43,096     36,768      34,521

Operating profit                                56,078     42,335      39,231
Interest expense                                  (934)    (1,980)     (2,060)
Interest income                                    712        713         616
Gain (loss) on sale and/or write down of assets
 ($1,248 related party loss in 1995)                14       (286)     (2,018)
Other income, net                                  500        328         603
Income before income taxes                      56,370     41,110      36,372
Provision for income taxes                      19,228     14,110      12,460

Net income                                    $ 37,142     27,000      23,912

Earnings per common share                        $1.98       1.43        1.25

Weighted average number of shares used in       18,794     18,876      19,050
 computing earnings per common share

See accompanying notes.

Florida Rock Industries, Inc.
Consolidated Balance Sheet  September 30

(Dollars in thousands)

                                                     1997               1996
Assets
Current assets:
  Cash and cash equivalents                      $  18,433              4,995
  Accounts receivable, less allowance for
   doubtful accounts of $1,126 ($1,393 in 1996)     56,723             52,436
  Inventories                                       22,587             23,475
  Prepaid expenses and other                         6,451              6,176

         Total current assets                      104,194             87,082
Other assets                                        28,417             25,769
Property, plant and equipment, at cost:
  Land                                             111,643            107,644
  Plant and equipment                              440,928            411,882
                                                   552,571            519,526
  Less accumulated depreciation and depletion      302,566            285,668
          Net property, plant and equipment        250,005            233,858
                                                 $ 382,616            346,709

Liabilities and Stockholders' Equity
Current liabilities:
  Short-term notes payable to banks              $     300              1,400
  Accounts payable                                  32,867             28,602
  Federal and state income taxes                         0              3,507
  Accrued payroll and benefits                      11,483              7,710
  Accrued insurance reserves                         2,230              2,679
  Accrued liabilities, other                         6,349              5,445
  Long-term debt due within one year                 2,447              2,514

          Total current liabilities                 55,676             51,857
Long-term debt                                      10,859             16,862
Deferred income taxes                               28,387             29,699
Accrued employee benefits                           11,531             10,726
Long-term accrued insurance reserves                 6,153              4,985
Other accrued liabilities                            5,395              4,430

Commitments and contingent liabilities
  (Notes 9, 12 and 13)
Stockholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -                  -
  Common stock, $.10 par value;
       50,000,000 shares authorized, 18,974,618
      shares issued                                  1,897              1,897
  Capital in excess of par value                    18,053             16,452
  Retained earnings                                247,733            215,195
  Less cost of treasury stock; 195,434 shares
   (425,856 shares in 1996)                         (3,068)            (5,394)
         Total stockholders' equity                264,615            228,150
                                                  $382,616            346,709

See accompanying notes.

Florida Rock Industries, Inc.
Consolidated Statement of Cash Flows  Years ended September 30

(Dollars in thousands)
                                                      1997     1996      1995
Cash flows from operating activities:
  Net income                                      $ 37,142   27,000    23,912
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       30,688   28,766    26,518
     Net changes in operating assets and
      liabilities:
       Accounts receivable                          (4,398)  (4,532)      820
       Inventories                                   1,249      849    (3,709)
       Prepaid expenses and other                     (465)     (89)     (100)
       Accounts payable and accrued liabilities      7,922    7,539     6,339
     Decrease in deferred income taxes              (1,184)  (1,777)     (150)
     Gain on disposition of property, plant and
       equipment                                    (1,886)  (1,977)   (1,006)
     Other, net                                        433      (63)    2,074
Net cash provided by operating activities           69,501   55,716    54,698

Cash flows from investing activities:
  Purchase of property, plant and equipment        (46,493) (44,872)  (40,218)
  Proceeds from the sale of property, plant and
    equipment                                        3,436    5,259     1,393
  Additions to other assets                         (9,775)  (1,641)   (2,232)
  Proceeds from the disposition of other assets        218    2,585        80
  Collection of notes receivable                     5,364      135       507
Net cash used in investing activities              (47,250) (38,534)  (40,470)

Cash flows from financing activities:
  Proceeds from long-term debt                         -      6,000       -
  Net increase (decrease) in short-term debt        (1,100)  (8,000)    2,700
  Repayment of long-term debt                       (7,037)  (1,007)  (12,060)
  Exercise of employee stock options                 8,560      -         -
  Repurchase of Company stock                       (4,632)  (5,389)       (3)
  Payment of dividends                              (4,604)  (4,716)   (4,744)
Net cash used in financing activities               (8,813) (13,112)  (14,107)
Net increase in cash and cash equivalents           13,438    4,070       121

Cash and cash equivalents at beginning of year       4,995      925       804
Cash and cash equivalents at end of year           $18,433    4,995       925

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $   948    1,926     2,144
     Income taxes                                  $23,255   15,435    11,425
  Noncash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                   $   294      412        49
       Issuing debt                                $   509      260       107
     Additions to inventory from issuing debt      $   360       -         -
     Additions to prepaid expenses from issuing
       debt                                        $    96       -         -
     Additions to other assets from issuing debt   $    -       300        -
     Addition to notes receivable from the sale of
       property, plant and equipment               $   200        6        -



  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the time of purchase to be cash equivalents.
See accompanying notes.

Florida Rock Industries, Inc.
Consolidated Statement of Stockholders' Equity  Years ended September 30

(Dollars in thousands except per share amounts)

                                        Capital in
                       Common Stock     Excess of    Retained   Treasury Stock
                     Shares    Amount   Par Value    Earnings   Shares  Amount

Balance at October 1,
1994                 18,974,618 $1,897    16,452     173,743     (174)     (2)
Shares purchased for
 treasury                                                        (188)     (3)
Net income                                           23,912
Cash dividends
( $.25 per share)                                     (4,744)

Balance at September
 30, 1995           18,974,618  1,897    16,452     192,911     (362)     (5)
Shares purchased for
 treasury                                                   (425,494) (5,389)
Net income                                           27,000
Cash dividends
($.25 per share)                                     (4,716)

Balance at September
 30, 1996           18,974,618  1,897    16,452      215,195 (425,856) (5,394)
Shares purchased for
 treasury                                                   (296,278) (4,632)
Exercise of stock
 options                                   126               526,700   6,958
Tax benefits on stock
 options exercised                       1,475
Net income                                           37,142
Cash dividends
 ($.25 per share)                                    (4,604)
Balance at September
 30, 1997           18,974,618 $1,897   18,053      247,733 (195,434) (3,068)


See accompanying notes.

Florida Rock Industries, Inc.
Notes to Consolidated Financial Statements

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

  DEPRECIATION, DEPLETION AND AMORTIZATION - Provision for depreciation of plant and equipment is computed using the straight-line method based on the following estimated useful lives:

                                                      Years
Buildings and improvements                             8-30
Machinery and equipment                                3-15
Automobiles, trucks and mobile equipment               3-8
Furniture and fixtures                                 3-10

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

   NEW ACCOUNTING REQUIREMENTS -   Effective October 1, 1996, the Company
adopted Financial Accounting Standards No. 123, "Accounting for Stock-Based
Compensation" (SFAS 123).  SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans.  However, it also allows companies to continue to measure cost for such plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25,
"Accounting for Stock Issued to Employees" (APB 25).  Under the fair value based method, compensation cost is measured at the date of grant on the value of the award and is recognized over the service period, which is usually the vesting
period.   Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the
stock.   The Company has elected to continue to account for its employee stock compensation plans under APB 25 with pro forma  disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in
SFAS 123 had been applied.

Effective October 1, 1996, the Company adopted Financial Accounting Standards
No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Impairment is assessed by comparing the book value of such assets to the estimated undiscounted future operating cash flows expected to result from the use of the asset and its final disposition. If the sum of the expected future cash flow is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The Company completed its evaluation of the impact of adoption of SFAS 121 and no adjustment of the carrying value of long-lived assets was necessary.

In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No.
128, "Earnings per Share".   SFAS 128 establishes standards for computing
earnings per share ("EPS") and applies to all entities with publicly held common
stock or potential common stock.   SFAS 128 replaces the presentation of primary
EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS,
respectively.   Basic EPS excludes dilution, and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.  Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings.  SFAS 128 will be adopted by the Company for the fiscal quarter ending December 31, 1997 and earnings per share for all prior periods will be restated upon adoption.
Had the Company adopted SFAS 128 for the periods presented, basic and diluted earnings per share would have been $2.01 and $1.98, respectively, for the year ended September 30, 1997.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an
Enterprise and Related Information," effective for fiscal years beginning after
December 15, 1997.   SFAS 131 establishes standards for reporting information
about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to
shareholders.   It also establishes standards for related disclosures about products and services, geographic areas and major customers.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing
performance.   SFAS 131 requires reporting segment profit or loss, certain
specific revenue and expense items and segments assets.   It also requires
reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding
amounts reported in the financial statements.   Restatement of comparative
information for earlier periods presented is required in the initial year of application.  Interim information is not required until the second year of application, at which time comparative information is required.  The Company has not determined the impact that the adoption of this new accounting standard will
 have on its financial statement disclosures.   The Company will adopt this
accounting standard October 1, 1998, as required.

2. Transactions with related parties. As of September 30, 1997 seven of the Company's directors were also directors of FRP Properties, Inc. ("FRPP"). Such directors own approximately 40% of the stock of FRPP and 30% of the stock of the Company. Accordingly, FRPP and the Company are considered related parties.

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

  The Company paid rents, royalties and transportation charges to subsidiaries of FRPP totaling $6,006,000 in 1997, $6,544,000 in 1996 and $5,869,000 in 1995.

  At September 30, 1997 and 1996 the Company had a net account payable due to subsidiaries of FRPP totaling $206,000 and $283,000, respectively.

  Under an agreement extending until September 30, 1999, the Company furnishes certain management and related services, including financial, tax, legal, administrative, accounting and computer, to FRPP and its subsidiaries. Charges for such services were $1,414,000 in 1997, $1,383,000 in 1996, and $1,312,000 in
1995.

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

3. Inventories. Inventories at September 30 consisted of the following (in thousands):
                                           1997               1996
Finished products                       $ 18,151          18,719
Raw materials                              3,630           3,825
Parts and supplies                           806             931
                                        $ 22,587          23,475
   The excess of current cost over the LIFO stated values of inventories was
$4,984,000 at September 30, 1997 and $5,438,000 at September 30, 1996.

4. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           1997          1996
Real estate                             $  2,101           2,321
Notes receivable                             118           5,271
Goodwill at cost less accumulated
 amortization of $3,446
 ($3,116 in 1996)                          9,470           9,799
Other                                     16,728           8,378
                                        $ 28,417          25,769

5. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           1997            1996
Unsecured notes:
  8%-10% notes                          $  2,057           1,678
  Revolving credit                             -           6,000
Industrial development
  revenue bonds                            9,569          10,249
7% - 12% secured notes
  and contracts                            1,680           1,449
                                          13,306          19,376
Less portion due within
    one year                               2,447           2,514
                                        $ 10,859          16,862

   Of the industrial development revenue bonds at September 30, 1997, $7,550,000 is due between 2004 and 2021. The bonds provide for quarterly interest payments between 68.0% and 71.5% of prime rate (8.5% at September 30, 1997). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the Company during the following fiscal years: $400,000 in 1998; $2,675,000 in 1999; $2,875,000 in
2000; $700,000 in 2001; and $900,000 in 2002. The balance of the industrial development revenue bonds totaling $2,019,000 at September 30, 1997 is at floating rates of interest and matures through 1999. The bonds are collateralized by certain property, plant and equipment having a carrying value of $5,330,000 at September 30, 1997.

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $3,779,000 at September 30, 1997 and are payable in installments through 2011.

   The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 1997, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 1998 - $2,447,000; 1999 - $4,307,000; 2000 - $3,927,000; 2001 -
$946,000; 2002 - $1,402,000 and subsequent years - $277,000.

   The Company has a revolving credit agreement under which it may borrow up to $75,000,000 on term loans payable in consecutive quarterly installments of 5% of the original amount commencing September 30, 2000 and a final payment of the unpaid balance on June 30, 2003. Interest is payable at the prime rate until June 30, 2000 and at 3/8 of 1% above such prime rate thereafter. Alternative interest rates based on the London interbank rate and/or the reserve-adjusted certificate of deposit rate are available at the Company's option. An annual commitment fee of 3/16 of 1% is payable on the unused amount of the commitment.

   The Company also has available short-term lines of credit from three banks aggregating $30,000,000. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates on such borrowings at September 30, 1997 and 1996 were 6.0% and 6.3%, respectively.

   The various loan agreements contain restrictive covenants, including a requirement to maintain a consolidated current ratio and consolidated tangible net worth (as defined) at certain levels, limitations on paying cash dividends, and other restrictions. As of September 30, 1997, under the most restrictive of the agreements, $81,452,000 of consolidated retained earnings was not restricted as to payment of cash dividends.

   The Company capitalized interest cost of $176,000 in 1997 and $32,000 in 1996.

6. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 1997, 82,000 shares of common stock were available for future grants.

Option transactions for the fiscal years ended September 30 are summarized as follows:

                             1997              1996                 1995
                               Average            Average             Average
                  Options  Price(1)  Options  Price(1)  Options   Price(1)
Shares under option:
  Outstanding at
   beginning of year 1,086,200   13.32  1,092,700   13.32  1,069,200    13.29
  Granted              918,000   16.41       -        -       35,000    13.97
  Exercised           (526,700)  13.45       -        -         -         -
  Canceled              (8,700)  13.89     (6,500)  12.56    (11,500)   12.56

Outstanding at end of
  year                1,468,800  15.20  1,086,200   13.32  1,092,700    13.32

 Options exercisable at
   end of year          522,000           896,760            743,020
(1) Weighted average exercise price
The following table summarizes information concerning stock options outstanding at September 30, 1997.


                 Options        Options        Remaining
Exercise Price        Outstanding         Exercisable           Life
$  12.375                  27,000           16,200          4.7 years
   12.5625                371,800          371,800          4.7 years
   13.96875                35,000           14,000          4.3 years
   15.1875                120,000          120,000          1.3 years
   16.4063                915,000                -          9.5 years

  Total                1,468,800      522,000

Remaining non-exercisable options as of September 30, 1997 become exercisable as follows:
1998-195,400; 1999-195,400; 2000-190,000; 2001-183,000 and 2002-183,000.

  Options granted have been at a price equal to the fair market value of the Company's common stock on the dates of grant. The options expire from seven to ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one year waiting period from the date of grant.

  If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for the 1997 awards consistent with the provisions of SFAS No. 123, the Company's 1997 net income and earnings per share would have been $36,839,000 and $1.96 per share, respectively. The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The fair value of options granted is estimated to be $6.01 on the date of grant using the following assumptions;
dividend yield of 1.5%, expected volatility of 25.9%, risk-free interest rates of 6.8% and expected lives of 7 years.

7. Income taxes.  The provision for income taxes for the fiscal years ended
September 30 consisted of the following (in thousands):
                                    1997            1996         1995
Current:
  Federal                         $ 17,211        13,421          10,507
  State                              3,201         2,466           2,103
                                    20,412        15,887          12,610
Deferred                           ( 1,184)       (1,777)           (150)
  Total                           $ 19,228        14,110          12,460


  A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):
                                     1997           1996        1995
Amount computed at statutory
  Federal rate                     $19,730        14,389         12,731
Effect of percentage depletion      (2,144)       (1,890)        (1,599)
State income taxes (net of Federal
  income tax benefit)                1,998         1,419          1,219
Other, net                            (356)          192            109
Provision for income taxes         $19,228        14,110         12,460

   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below:

                                    1997            1996
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $ 36,383        36,441
 Other                                 901           735
  Gross deferred tax liabilities    37,284        37,176

Deferred tax assets:
 Insurance reserves                  3,300         2,899
 Other accrued liabilities           9,002         7,946
 Other                                 643           810
 Gross deferred tax assets          12,945        11,655
Net deferred tax liability        $ 24,339        25,521

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

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                           1997             1996         1995
Service cost-benefits earned during
  the period                            $    291         328             377
Interest cost on projected benefit
  obligation                               1,178       1,131           1,132

Actual return on assets                   (4,088)     (2,984)         (2,501)
Net amortization and deferral              2,302       1,429           1,094
Curtailment gain                               -        (184)              -
Cost of early retirement program             194           -               -

Net periodic pension cost (income)      ($   123)    (   280)            102

  Assumptions used in determining the net periodic pension cost are discount rate of 7.25%, rate of increase in compensation levels of 5% and expected long-term rate of return on assets of 9%.

  The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at September 30 (in thousands):
                                           1997              1996
                                          Assets        Assets
                                          Exceed        Exceed
                                       Accumulated    Accumulated
                                         Benefits       Benefits
Actuarial present value of vested
 benefit obligations                    ($16,261)      (15,250)
Accumulated benefit obligation          ($16,306)      (15,317)
Projected benefit obligation            ($17,205)      (16,561)
Plan assets at fair value                 21,887        18,772
Plan assets in excess of
 projected benefit obligation              4,682         2,211
Unrecognized net gain                     (4,393)       (1,952)
Unrecognized transition asset               (605)         (691)
Unrecognized prior service cost               (2)           (9)
Accrued pension cost                  ($     318)      (   441)

     Union employees are covered by multi-employer plans not administered by the Company. Payments of $427,000, $202,000 and $219,000 were made to these plans during fiscal 1997, 1996 and 1995, respectively.

     Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue
Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis.
The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $4,938,000 in 1997;
$3,927,000 in 1996 and $3,510,000 in 1995.

    The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. The Company has purchased life insurance on the lives of the participants and it is the owner and beneficiary of such policies. The expense for fiscal 1997, 1996 and 1995 was $1,814,000, $1,593,000 and $1,296,000, respectively.

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

     The following table sets forth the plans' combined status reconciled with the accrued postretirement benefit cost included in the Company's consolidated balance sheet at September 30 (in thousands):


                                            1997        1996      1995
Accumulated postretirement benefit
 obligations:
 Retirees                              $   1,122        1,310     1,424
 Fully eligible active participants          436          517       616
 Other active participants                 1,077        1,094       874
  Total APBO                               2,635        2,921     2,914

 Unrecognized net loss from past
   experience different from that
   assumed and from changes in
   assumptions                              (490)      (1,011)   (1,221)
 Unrecognized prior service costs            299          473       684
 Accrued postretirement benefit cost   $   2,444        2,383     2,377

     Net periodic postretirement benefit cost for fiscal years ended September
30 includes the following components (in thousands):
                                           1997       1996       1995
Service cost of benefits earned
 during the period                    $     129        134        133
Interest cost on APBO                       178        197        206
Net amortization and deferral              (176)      (130)      (101)

Net periodic postretirement benefit
 cost                                  $     131        201        238

     The discount rate used in determining the Net Periodic Postretirement
Benefit Cost and the APBO was 7.25%.

9. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal
1997, 1996 and 1995 was $4,176,000, $3,867,000 and $4,231,000, respectively.
Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral leases, at September 30, 1997 are as follows: 1998-$1,497,000; 1999-$1,445,000;
2000-$1,349,000; 2001-$1,329,000; 2002-1,324,000 after 2002-$8,053,000.  Certain leases include options for renewal. Most leases require the Company to pay for utilities, insurance and maintenance.

The Company has a long-term lease, which may not be canceled prior to September
1, 1998, with FRPP for sand reserves near Grandin, Florida. Under the lease the Company will pay minimum royalties of $1,000,000 per year.

10. Gain (loss) on sale and/or write down of assets. In fiscal 1997 the Company recorded a gain on the sale certain real estate totaling $14,000 . In fiscal
1996 the Company recorded a loss on the sale and write down of the carrying value of certain real estate totaling $1,619,000 and a gain on the sale of a lease of $1,333,000. In fiscal 1995 the Company recorded a loss on the write down of the carrying value of certain real estate totaling $2,018,000.

11. Fair values of financial instruments. At September 30, 1997 and 1996 the carrying amount reported in the balance sheet for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair value. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 1997 the carrying amount and fair value of such other long-term debt was $3,737,000 and $3,863,000, respectively. At September 30, 1996 the carrying amount and fair value of such other long-term debt was $3,127,000 and $3,240,000, respectively.

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

13. Commitments. At September 30, 1997, the Company had placed orders and was committed to purchase equipment costing approximately $14,608,000. In addition, the Company had placed orders and was committed, subject to certain cancellation provisions, to construction contracts and equipment for the cement plant costing approximately $64,673,000.

14. Fourth quarter financial information (unaudited). In the fourth quarter of 1996, the Company strengthened its risk insurance reserves approximately
$1,000,000.

15. Subsequent events.   On October 1, 1997, the Company's Board of Directors
declared a 2 for 1 stock split.   On October 31, 1997, one share of common stock
was distributed for each common share held on October 15, 1997.     The stock
split is reflected in all periods in the accompanying financial statements.

  At September 30, 1997, $8,792,000 of cash was held in escrow pending the
closing of an acquisition of a quarry and distribution yard.   The cash is
included in other assets in the accompanying balance sheet.  The acquisition closed on October 3, 1997 and will not have a material effect on the results of operation.

Directors and Officers

Directors

Edward L. Baker (1)(4)
Chairman of the Board
of the Company

John D. Baker II (1)(4)
President and Chief Executive Officer
of the Company

Thompson S. Baker II
Vice President of the Company

Alvin R. (Pete) Carpenter (3)(4)
President and Chief Executive Officer
of CSX Transportation, Inc.

Charles H. Denny III (2)
Investments

Albert D. Ernest, Jr. (3)(4)
President of Albert Ernest Enterprises

Luke E. Fichthorn III (2)(4)
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Frank M. Hubbard (2)(3)
Chairman of the Board of
A. Friends' Foundation Trust

Francis X. Knott (2)
Chief Executive Officer
of Partners Management Company

Radford D. Lovett    (3)(4)
Chairman of the Board of
Commodores Point Terminal Corp.

W. Thomas Rice (2)(3)
Chairman Emeritus of Seaboard
Coast Line Industries, Inc.

C. J. Shepherdson
Vice President of the Company
________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Long Range Planning Committee

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

C. J. Shepherdson
Vice President
Chairman, Northern Concrete Group

S. Robert Hays
Vice President
President, Florida Concrete Group

Fred W. Cohrs
Vice President
President, Cement Group

Clarron E. Render, Jr.
Vice President
President, Northern Concrete Group

Thompson S. Baker II
Vice President
President, Aggregates Group

James J. Gilstrap
Vice President, Treasurer and
Chief Financial Officer

Wallace A. Patzke, Jr.
Vice President, Controller and
Chief Accounting Officer

Dennis D. Frick
Secretary
Corporate Counsel

John W. Green
Assistant Secretary
Director of Corporate Credit



Florida Rock Industries, Inc.

General Office:  155 East 21st Street
Jacksonville, Florida  32206
Telephone:  (904) 355-1781

Annual Meeting

Shareholders are cordially invited to attend the Annual Stockholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 4, 1998, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

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










