Form 10-K, Exhibit 13
period 2001-09-30
FLORIDA ROCK INDUSTRIES INC
filed 2001-12-19
CIK 37651

Annual Report 2001

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)

                                                                %
                                          2001       2000    Change

Total sales                             $715,695    665,599   +  7.5
Gross profit                            $168,512    147,747   + 14.1
Operating profit                        $ 94,205     81,466   + 15.6
Income before income taxes              $106,920     92,153   + 16.0
Net income                              $ 69,284     59,714   + 16.0

Per common share:
  Basic earnings per share              $   2.47       2.14   + 15.4
  Diluted earnings per share            $   2.42       2.10   + 15.2
  Shareholders' equity                  $  15.80      13.63   + 15.9
  Cash dividend                         $   .335       .283
Return on average shareholders' equity      16.8%      16.6



2001 CORPORATE HIGHLIGHTS

Record total sales - an increase of 7.5%

Record net income - an increase of 16.0%

Record EBITDA of $179,414,000 - an increase of 17.4%

Both volumes and prices increased

$85,611,000 invested in additional property, plant and equipment including acquisitions

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

To Our Shareholders:

     The Company is pleased to report another record year of profitability. Net operating profit for fiscal 2001 increased 15.6% on a 7.5% increase in net
sales over fiscal 2000.   The record operating results this past year
continued to be driven by strong demand for basic construction materials and resulted in a small improvement in the operating profit margin despite still greater costs for energy, labor and raw materials.

Results.   Net sales for fiscal 2001 were $715,695,000 up 7.5% from
$665,599,000 in fiscal 2000.   The increase in sales was due to both volume
and price increases in the Company's primary product lines as well as sales related to acquisitions and improved sales from the cement plant.

EBITDA, or earnings before interest, taxes, depreciation, depletion and amortization for the 2001 year increased some 17.4% from approximately $153
million in 2000 to just over $179 million in 2001.   EBITDA is widely used as
a key indicator of the cash generation capacity of construction materials companies such as Florida Rock with enterprise values being frequently estimated based on certain multiples of EBITDA.

Selling, general and administrative expenses increased 12.1% primarily due to an increase in sales, increase in non-recurring legal fees, higher group medical costs, higher depreciation, amortization of goodwill and increased profit sharing expense.

During fiscal 2001 operating profit before interest, taxes and other
income increased 15.6% to $94,205,000 from $81,466,000 last year.   Operating
profit margin increased to 13.2% from 12.2% last year.    Higher volume,
pricing and a significant contribution from cement sales was largely offset by increase in fuel prices, labor and raw materials.

Interest expense for fiscal 2001 increased to $9,891,000 from $8,750,000
last year.   The increase was due to increased levels of borrowings and a decrease in the amount of interest capitalized. Lower interest rates in the last half of the year moderated the increase significantly.

Income before income taxes increased to $106,920,000 from $92,153,000 in
2000.   Net income for fiscal 2001 was $69,284,000 compared to fiscal 2000's
net income of $59,714,000.   Both years included significant gains from sales
of other assets with $17,726,000 in 2000 and $19,866,000 in 2001. Earnings per diluted share for fiscal 2001 were $2.42 compared to $2.10 per diluted share last year.

For the fiscal year ended September 30, 2001, return on shareholders equity increased to 16.8% from 16.6% last year.

	Acquisitions and Capital Expenditures.  Cash outlays for capital
investment for fiscal 2001 approximated $85,611,000.   Included in that outlay
was the Company's acquisition of American Materials Technology LLC and its operating limestone quarry in Chattanooga, Tennessee. Capital expenditures, excluding acquisitions, were divided approximately 32% for normal replacements, modernization, safety and environmental, and 68% for growth opportunities such as the construction of new plants and quarries, new aggregate reserves, land for future concrete sites and equipment for
expansion.   Depreciation, depletion and amortization for the fiscal year totaled $62,603,000.

The Company's capital expenditures for fiscal 2002 will approximate
$69,000,000.   Estimated depreciation, depletion and amortization is projected to be similar to 2001 at $63,000,000. Approximately 42% of the planned expenditures for fiscal 2002 are targeted for normal replacements, modernization at existing plants and for safety and environmental upgrades, and 58% for the expansion of existing facilities, construction of new plants and projects, and land for future plant sites and aggregate reserves. Expenditures for capital investment are subject to review and modification as market conditions and the economic outlook warrant. The Company has flexibility to adjust its capital expenditures as market conditions change given the well-maintained state of its plants and equipment. Annually, expenditures exceeding necessary maintenance funding levels are carefully evaluated and justified based on strategic importance and value, payback and after tax internal rate of return. The Company targets an after tax return of 15% on new capital projects.

Financial Management.  Strong operating cash flow approximately
$122,871,000 along with proceeds from the sale of property, plant and equipment allowed the Company to fund its capital expenditure program, complete the business acquisition made during fiscal 2001, pay dividends and repurchase the Company's common stock.

At September 30, 2001 total funded debt had decreased from $166,863,000 last year to $147,601,000.

At September 30, 2001, $100,000,000 was outstanding under the Company's
bank revolving credit agreement.  These borrowings were classified as    long-
term debt outstanding on the balance sheet.  At September 30, 2001 the Company
had $100,000,000 of available credit.   Funded debt to equity approximated
33.1% while the funded debt to capitalization ratio was 24.5%.

Dividends.	Subsequent to fiscal year end, the Board declared the
quarterly cash dividend of $.085 per share payable on January 2, 2002 to Shareholders of record on December 17, 2001.

 	Stock Repurchase.	The Board of Directors has authorized management to
repurchase shares of the Company's common stock from time to time as
opportunities may arise.   During fiscal 2001 the Company purchased 41,187
common shares at an average price of $29.49 per share.   At September 30, 2001
approximately $8,667,000 was available for share repurchase under existing
Board authorization.

     Shareholders Meeting.	On February 7, 2001, the Annual Shareholders
Meeting was held in Jacksonville, Florida.   The Shareholders elected
Thompson S. Baker II, Luke E. Fichthorn III, and C. J. Shepherdson as
directors to terms expiring in 2004.   Shareholders are invited to attend
the 2002 Annual Meeting scheduled for February 6, 2002.

     Safety, Community and Environment.	The Company is a recognized
industry leader in safety and health.   This year the Sunniland Quarry in
south Florida won the first place Safety Achievement award from NSSGA in the Small operations divisions for completing 26 years without a lost time
injury.   The Miami Quarry set a company record by working 2,287,197 work
hours without a lost time injury.   The Lake Wales and Grandin Sand Plants
in Florida also received national safety awards. Concrete operations received 44 Excellence in safety awards from National Ready Mix Concrete Association and 23 Accident Free Year Awards.

Emphasis on the environment and community can be seen in the awards
presented to operations.   The Havre De Grace Quarry in Maryland received
the National Stone Sand and Gravel Association (NSSGA) "Good Neighbor Gold
Medallion" for excellence in community relations.   The NSSGA
"Environmental Eagle" Bronze award was awarded to the Lake Sand, a Sand
Plant in Florida.   In Virginia, the Tidewater Quarries was presented
"Reclamation Award" for Best Reclamation in the Non-quarry division by the Virginia Aggregates Association and the Virginia Department of Mines,
Minerals and Energy.   The Goosebay Plant in Virginia also received the
NSSGA "About Face Outstanding Achievement Award" and the Lake Wales plant in Florida received an "About Face Showplace Plaque."

The commitment to environmental stewardship and community responsibility
continues to increase.   To add action to this commitment, a team of
Company environmental professionals has been created to recommend actions
to the Company Leadership Team.   They also provide leadership for
developing, implementing, and auditing to be sure operations meet or exceed
the high standards set by the Company.   Environmental training is required
annually to each leader and it is included in the training and retraining
of all employees.   Environmental and community goals and action plans are
also part of the business and training plans for each leadership and operating team of the Company.

	Business Process Improvement (BPI).   Management is strongly
committed to improving the performance of all business processes. Improvements have been made to better align the business planning,
budgeting and measurement process.   Leadership teams at all levels are
using business plans, scorecards, and posted measures to define and
communicate process performance and identify improvement targets.   An
executive level Administrative Process Improvement Team was established to focus on eliminating waste and improving the efficiency of company wide administrative processes.

Training teams by training team leaders continues to be a major goal.   As
leadership and operating teams have completed Certified Team Leadership training, process improvement teams are starting at all levels as needs are
identified.   Increasing the number of process improvement teams and
enhancing their effectiveness will be a major focus on the Company Leadership Team.

Outlook.   For fiscal 2002 the Company expects some softening in
commercial activity along with some counter-balancing increase in highway construction spending in its Florida markets.

Petroleum based costs are expected to decline year over year and interest expense likewise should be well below 2001 levels with the decline of interest rates as well as debt outstanding.

Residential construction, a key driver in the Company's markets, is expected to be down slightly from 2001 levels but still at healthy levels on a historical basis.

Given current recessionary conditions in the overall economy, the Company anticipates a greater challenge in fiscal 2002 to continue to grow its
earnings year over year.   Absent adverse weather conditions or significant
further deterioration in economic conditions, the Company should continue to benefit from positive pricing for aggregates in its Florida markets.
The cement plant is expected to ship at full production capacity for the year and contribute more consistently to net earnings.

Management will continue to evaluate new business opportunities to further expand and develop the Company in its existing and contiguous geographical markets. The Southeastern and Mid-Atlantic markets served by the Company are among the prime long-term growth markets in the United States.

The dedication and improved performance of our managers and employees have been critical in improving the Company's profitability. For fiscal 2002 and beyond, their continuing improvement will be the key to the Company's growth and success.

Respectfully yours,


Edward L. Baker
Chairman of the Board


John D. Baker, II
President and Chief Executive Officer


Operating  Review

     Operations. The Company is a major basic construction materials company concentrating its operations in the Southeastern and Mid-Atlantic states.
The Company is one of the nation's leading producers of construction aggregates and a provider of cement, ready mixed concrete and concrete products. Its main product lines are construction aggregates (sand, gravel and crushed stone), ready mixed concrete, concrete block, portland cement and prestressed concrete. The Company also manufactures calcium products and markets other building materials.

     Aggregates. The Company's construction aggregates group currently operates seven crushed stone plants, nine sand plants and one industrial sand plant in Florida. It operates five crushed stone plants, one crushed stone plant through a joint venture and two sand and gravel plants in Georgia; one crushed stone plant in Tennessee; two sand and gravel plants and two crushed stone plants in Maryland; and two crushed stone plants in Virginia. The Company also has an investment interest in a stone quarry and a sand and gravel mine located in Charlotte County, New Brunswick, Canada. The Company operates aggregates distribution terminals in Woodbridge, Virginia; Norfolk/Virginia Beach, Virginia; Baltimore, Maryland, the Eastern Shore of Maryland and Washington D.C. In Florida, the Company serves Jacksonville and Central Florida including Orlando and the Polk County markets through unit train distribution terminals. In Central Florida, the Company has two terminals, at Taft and Auburndale, on the CSX rail line. In Georgia, the Company has two terminals at the ports of Brunswick and Savannah. The Company maintains in excess of 2.5 billion tons of long-term aggregate reserves of sand and stone in Florida, Georgia, Maryland, Tennessee, Virginia and New Brunswick, Canada, which are owned, or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. During fiscal 2001 the Company produced and shipped approximately 36 million tons of aggregates.

     Ready mixed concrete is produced and sold by the Company throughout peninsular Florida; South Georgia; Richmond, Williamsburg, Newport News, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 2001 the Company had 104 ready mixed concrete plants, 12 concrete block plants, and a delivery fleet of 1,329 ready mix and block trucks. Concrete block is sold in the peninsular of Florida and South Georgia.

     Prestressed concrete products for commercial developments and bridge and highway construction are produced from two yards in Wilmington, North Carolina and precast concrete lintels and other building products are produced in Kissimmee, Florida.

     Cement. The Company's cement group operates one cement plant located in Newberry, Florida and two limestone grinding or calcium operations in
Brooksville, Florida and Frederick, Maryland, respectively.   The cement
plant has a permitted operating capacity of 750,000 tons of cement per year. During fiscal 2001, the cement plant sold 682,000 tons or just over 90% of
the rated capacity.   Having only been operational since December of 1999,
the plant was still experiencing start up challenges during the first several months of fiscal 2001 and did not achieve full monthly operating capacity
until February of 2001.   For fiscal 2002 and beyond the Company expects the
cement plant to operate near its full rated capacity with still greater contribution to net earnings in such years than in fiscal 2001.

The grinding plant in Brooksville, Florida provides product for the animal feed industry while the plant in Frederick, Maryland provides product for a
manufacturer of roof shingles.   The Brooksville plant was operational
throughout 2001 while the Frederick plant did not come on line fully until the latter half of fiscal 2001.

The International Trade Commission recently voted in favor of retaining the antidumping orders on cement from Mexico and Japan under the Sunset Review procedure. It also voted to terminate the countervailing duties suspension agreement on cement with Venezuela. The Company expects these rulings to continue to protect the Company's markets from unfair dumping of cement.



Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                           2001       2000        1999        1998         1997

Summary of Operations
Total sales, including  $715,695    665,599     596,553     507,616     474,750
  freight
Gross profit            $168,512    147,747     132,523     107,749      98,789
Operating profit        $ 94,205     81,466      71,240      58,249      55,689
Interest expense        $  9,891      8,750       1,078         555         934
Income before income    $106,920     92,153      71,848      59,977      56,370
  taxes
Provision for income    $ 37,636     32,439      25,291      21,117      19,228
  taxes
Net income              $ 69,284     59,714      46,557      38,860      37,142

Per Common Share
Basic earnings per share$   2.47       2.14        1.65        1.37        1.34
Diluted earnings per
 share                  $   2.42       2.10        1.61        1.35        1.33
Shareholders' equity    $  15.80      13.63       11.95       10.60        9.39
Cash dividend           $   .335       .283        .233        .167        .167

Financial Summary
Current assets          $156,258    123,348     122,465     100,607     104,194
Current liabilities     $ 86,270     80,717     107,566      74,786      55,676
Working capital         $ 69,988     42,631      14,899      25,821      48,518
Property, plant and
 equipment, net         $509,150    486,544     419,917     321,055     250,005
Total assets            $755,120    690,045     604,168     451,556     382,616
Long-term debt,         $138,456    163,620      96,989      23,935      10,859
 excluding current
Shareholders' equity    $446,198    379,949     338,258     299,886     264,615

Other Data
Return on average
 shareholders' equity       16.8%      16.6        14.6        13.8        15.1
Return on average capital
 employed                   12.3%      12.1        10.4        10.9        13.1
Additions to property,
 plant and equipment    $ 85,611    127,600     132,067     104,501      47,296
Depreciation, depletion
 and amortization       $ 62,603     51,960      38,497      33,433      30,688
Weighted average number
 of shares - basic        28,007     27,889      28,291      28,259      27,675
Weighted average number
 of shares - diluted      28,620     28,451      28,918      28,805      27,992
Number of employees at
 end of year               3,392      3,243       2,806       2,635       2,448
Shareholders of record     1,059      1,136       1,133       1,133       1,122

(a) In 2001, 2000, 1999, 1998 and 1997 the Company reported a gain(loss) on the sale and/or write down of assets of $19,866,000, $17,726,000, $1,683,000,
$622,000 and $14,000, respectively. See Note 12 to the Consolidated Financial Statements.

(b)  In 1999, the Company reported a loss of $4,214,000 on the settlement of
interest rate hedge agreements.   See Note 14 to the Consolidated Financial
Statements.

(c) Total sales have been restated for the adoption of Emerging Issues Task Force Issue No. 00-10. "Accounting for Shipping and Handling Fees and Costs".
  Revenues for the 2000, 1999, 1998 and 1997 were increased by $17,846,000,
$17,251,000, $15,301,000 and $18,104,000, respectively.   See Note 1 to the
Notes to Consolidated Financial Statements.

(d)  During 2001, the Company declared a 3 for 2 common stock split.   All
share and per share amounts have been restated to reflect the common stock
split.   See Note 1 to the Consolidated Financial Statements.

Management Analysis

Operating Results. The Company's operations are influenced by a number of external and internal factors. External factors include weather, competition, levels of construction activity in the Company's markets, the cost and availability of money, appropriations and construction contract lettings by federal and state governments, fuel costs, transportation costs, driver availability, labor costs, and inflation. Internal factors include sales mix, plant location, quality and quantities of aggregates reserves, capacity utilization and other operating factors.

     Financial results of the Company for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that weather has on the Company's sales and production volume. Normally, the highest sales and earnings of the Company are attained in the Company's third and fourth quarters and the lowest sales and earnings are attained in the Company's first and second quarters. In addition, quarterly
results will be affected by planned maintenance at the cement plant.   The
Company expenses planned maintenance costs at the cement plant which can be
significant when incurred.   Planned maintenance at the cement plant is
scheduled for  the first quarter of fiscal 2002.

     Fiscal 2001 and 2000 sales, excluding freight revenues, increased 7.5% and 11.8%, respectively, due to both higher volumes and price increases, the start up of the cement plant in fiscal 2000 and sales related to acquisitions. In 2001, the increase in volumes were primarily attributable to increased concrete
product volumes and improving sales from the cement plant.   Aggregate volumes
decreased due to unseasonably cold weather during the first quarter of fiscal 2001, suspension of operations at two quarries, one of which was closed at the end of the first quarter of fiscal 2000 and the other during the first quarter
of fiscal 2001.   In addition, the first two months of fiscal 2000 included the
revenues of the Ft. Myers quarry that was sold December 3, 1999.   Sales for
all of the Company's products were affected by rainy weather in the southern operations during September 2001 and a general business slow down caused by the events of September 11, 2001. In 2000, volume increases were primarily attributable to strong construction activity and higher demand for construction products in the Company's markets as a result of favorable economic conditions as well as sales from the cement plant and acquisitions. Revenues for the fourth quarter of 2000 were adversely affected due to rainy weather conditions during the month of September. The price increases resulted from price increases in core products.

     For the contribution made to net sales from each business segment, see
Note 13 to the Consolidated Financial Statements.

     EBITDA (earnings before interest, taxes, depreciation, depletion and amortization) for fiscal 2001 increased 17.4% to $179,414,000 from
$152,863,000.   EBITDA is a widely used key indicator of cash generation
capacity of construction materials companies.

     Gross profit for 2001 increased 14.1% and gross margin increased from
22.8% to 24.0% of sales.   The increase in gross profit was due primarily to
higher sales levels; modest price increases and improved gross profit contribution from the cement plant which was adversely impacted in 2000 by start up costs.

     Gross profit for 2000 increased 11.5% and gross margin declined slightly to 22.8% of sales. The increase in gross profit was due primarily to higher sales volumes and the strong marginal contribution due to the high fixed cost nature of the business.

     Selling, general and administrative expenses increased 12.1% in 2001 and 18.9% in 2000 over the prior year. The increase in 2001 was primarily attributable to the increase in sales, increase non-recurring legal fees, higher group medical costs, higher depreciation and amortization of goodwill and higher profit sharing expense which is linked to earnings before income taxes and before asset sales. The increase for 2000 was due to increased profit sharing expense that is linked to profitability, higher depreciation expense primarily due to costs capitalized for information systems upgrades and to become Year 2000 compliant, amortization of goodwill and additional administrative costs associated with the Company's acquisitions and costs associated with investigation of new business opportunities.

     Interest expense for 2001 increased to $9,891,000 from $8,750,000 in 2000. The increase in 2001 was due primarily to a decrease in the amount of interest capitalized. Interest capitalized in 2001 was $9,000 as compared to $1,327,000 in 2000. The decrease in interest capitalized resulted from the completion of
the cement plant in December 1999.   In addition, lower average interest rates
and levels of borrowings during the last half of fiscal 2001 more than offset the higher average interest rates and borrowings during the first half of 2001.

	During 2001, the Company settled a claim where it conveyed land in return for proceeds of $21,000,000 and recorded a gain of $17,726.000. During fiscal 2000, the Company recorded a gain of $18,028,000 on the sale of a quarry.
These amounts are included in other income. See Note 12 to the Consolidated Financial Statements for additional information concerning these transactions.

     Income tax expense increased $5,197,000 for fiscal 2001 and increased
$7,148,000 for fiscal 2000.   These increases were due to higher income before
taxes.   The effective tax rate is 35.2% for these periods.

     Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):

                                        2001        2000        1999

Cash and cash
  equivalents                       $  29,108      3,372       3,726
Total debt                          $ 147,601    166,863     132,802
Current ratio                        1.8 to 1   1.5 to 1   1.1  to 1
Debt as a percent of
  capital employed                       22.8%      28.9        26.6
Unused revolving credit             $ 100,000     65,000           0
Unused short-term lines             $  45,000     42,500      61,498

     In 2001, cash provided by operating activities of $122,871,000, proceeds from sales of property, plant and equipment of $28,549,000, proceeds from long-term debt issuances of $11,380,000 and proceeds from exercise of stock options were used to purchase $68,942,000 of property, plant and equipment, business acquisition of $18,040,000, to repay long-term debt of $35,364,000, pay dividends of $9,317,000 and repurchase common stock of $1,215,000.

     In 2000, cash provided by operations of $90,660,000, proceeds from long-term debt of $143,808,000, sales of assets of $45,870,000 were used to purchase $107,271,000 of property, plant and equipment, business acquisitions of $29,957,000, to repay long-term debt of $79,225,000 and short-term debt of $31,002,000, to repurchase $12,060,000 of common stock and to pay dividends of $7,467,000.

     The Company expects its 2002 expenditures for property, plant and equipment to be approximately $69,000,000 and depreciation, depletion and amortization to be approximately $63,000,000.

     The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. At September 30, 2001, the Company had placed orders and was committed to purchase equipment costing approximately $4,390,000.

     In February 2000, the Board of Directors authorized management to repurchase $10,000,000 of the Company's common stock from time to time as opportunities may arise. The Company has approximately $8,732,000 available under this authorization.

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

     Cement Plant. The Company completed construction of the cement plant near Newberry, Alachua County, Florida in late December 1999.

     On January 25, 1999 the City Commissioners of Newberry, Florida voted 4-0
to annex the Company's cement plant site into the city.   The Company
anticipates that future land use and zoning matters relating to the cement
plant will be under the jurisdiction of the City of Newberry.   The annexation
of the land into the town of Newberry has been challenged by an individual,
though the Company is not party to the litigation.   In addition, various cases
have been filed challenging amendments to the City of Newberry's comprehensive
plan.   The Company is not a party to the litigation.   Alachua County has
filed suit to seek to enforce the terms of the Developer's Agreement between
the County and the Company.   This action does not claim damages against the
Company.  On November 15, 2001, final summary judgment was entered in the
Company's favor dismissing the County's complaint.   The time for appeal of
this judgment has not yet expired.

     Outlook.   For fiscal 2002 the Company expects some softening in
commercial activity along with some counter-balancing increase in highway construction spending in its Florida markets.

Petroleum based costs are expected to decline year over year and interest expense likewise should be well below 2001 levels with the decline of interest rates as well as debt outstanding.

Residential construction, a key driver in the Company's markets, is expected to be down slightly from 2001 levels but still at healthy levels on a historical basis.

Given current recessionary conditions in the overall economy, the Company anticipates a greater challenge in fiscal 2002 to continue to grow its
earnings year over year.   Absent adverse weather conditions or significant
further deterioration in economic conditions, the Company should continue to benefit from positive pricing for aggregates in its Florida markets. The cement plant is expected to ship at full production capacity for the year and contribute more consistently to net earnings.

     Inflation. In the past five years the Company has been able to raise the price of its core products in amounts that generally offset or exceed inflation as measured by the Consumer Price Index.

     Forward-Looking Statements.	Certain matters discussed in this report
contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from these indicated by
such forward-looking statements.   These forward-looking statements relate to,
among other things, capital expenditures, liquidity, capital resources, competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "project," "continuing," "ongoing," "expects,"
"management believes," "the Company believes," "the Company intends" and
similar words or phrases.   The following factors are among the principal
factors that could cause actual results to differ materially from the forward-looking statements: availability and terms of financing; the weather; competition; levels of construction activity in the Company's markets; cement shipments; fuel costs; transportation costs; inflation; quality and quantities of the Company's aggregates reserves; residential and nonresidential construction; public spending for federal highways and infrastructure; governmental regulations; and management's ability to determine appropriate sales mix, plant location and capacity utilization.

     However, this list is not a complete statement of all potential risks or uncertainties. These forward-looking statements are made as of the date hereof based on management's current expectations and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risks factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.


Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                         First            Second            Third
Fourth
                     2001     2000    2001     2000     2001    2000    2001
2000

Total sales,      $ 166,717 159,458  166,841 156,623 194,470 175,443 187,667
174,075
 including freight
Gross profit      $  36,709  34,282   39,303  30,395  49,544  45,331  42,956
37,739

Operating
 profit	      $  19,430  18,810   19,922  14,177  30,613  28,177  24,240
20,302

Income before
 income taxes     $  16,711  35,533   19,470  12,829  29,255  27,137  41,484
16,654

Net income	      $  10,829  23,028   12,616   8,314  18,957  17,578  26,882
10,794

Per common share:
    Basic EPS     $     .39     .82      .45     .30     .67     .63     .95
 .39
    Diluted EPS   $     .38     .80      .44     .29     .66     .62     .93
 .38
    Cash dividend	$    .083    .067     .083    .067    .083    .067    .085
 .083
    Market price:
        High      $   26.69   23.93    30.68   25.72   33.18   28.31   37.67
28.85
        Low       $   21.12   20.18    23.69   18.68   24.17   19.01   26.07
20.93

(a) Included in the fourth quarter of 2001 is a pre-tax gain of $18,028,000
on the settlement of a claim.   See Note 12 to the Consolidated Financial
Statements.

(b) Net sales have been restated for the adoption of EITF 00-10.   A summary
of the restatement is as follows (in thousands):

                                   As Previously       Freight       As
                                     Reported         Revenues   Adjusted

Third quarter fiscal 2001           $ 189,528           4,942     194,470
Second quarter fiscal 2001            163,052           3,789     166,841
First quarter fiscal 2001             162,620           4,097     166,717

Fourth quarter fiscal 2000            170,006           4,069     174,075
Third quarter fiscal 2000             170,868           4,575     175,443
Second quarter fiscal 2000            151,768           4,855     156,623
First quarter fiscal 2000             155,111           4,347     159,458



Independent Auditors' Report

To the Board of Directors and Shareholders
Florida Rock Industries, Inc.

We have audited the accompanying consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
November 30, 2001



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Income  Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                 2001       2000       1999

Net sales                                     $696,590    647,753    579,302
Freight revenues                                19,105     17,846     17,251
    Total sales                                715,695    665,599    596,553

Cost of sales                                  528,078    500,006    446,779
Freight expense                                 19,105     17,846     17,251
    Total cost of sales                        547,183    517,852    464,030

Gross profit                                   168,512    147,747    132,523
Selling, general and administrative expenses:
    Selling, general and administrative         74,307     65,131     54,782
    Systems upgrades/year 2000 costs                 -      1,150      6,501
    Total selling, general and administrative   74,307     66,281     61,283

Operating profit                                94,205     81,466     71,240
Interest expense                                (9,891)    (8,750)    (1,078)
Interest income                                    365        387        380
Gain (loss) on sales of assets                  19,866     17,726      1,683
Settlement of interest rate hedge agreements         -          -     (4,214)
Other income, net                                2,375      1,324      3,837
Income before income taxes                     106,920     92,153     71,848
Provision for income taxes                      37,636     32,439     25,291

Net income                                    $ 69,284     59,714     46,557

Earnings per common share:
    Basic                                        $2.47       2.14       1.65
    Diluted                                      $2.42       2.10       1.61

Weighted average number of shares used in
 computing earnings per common share:
    Basic                                       28,007     27,889     28,291
    Diluted                                     28,620     28,451     28,918


See accompanying notes.


Florida Rock Industries, Inc. and Subsidiaries
Consolidated Balance Sheets  September 30
(Dollars in thousands)
                                                     2001               2000
Assets
Current assets:
  Cash and cash equivalents                       $ 29,108               3,372
  Accounts receivable, less allowance for
   doubtful accounts of $1,993 ($1,864 in 2000)     90,491              82,468
  Inventories                                       30,698              32,831
  Prepaid expenses and other                         5,961               4,677

          Total current assets                     156,258             123,348
Other assets                                        35,040              30,409
Goodwill, at cost less accumulated amortization
  of $8,590 ($6,633 in 2000)                        54,672              49,744
Property, plant and equipment, at cost:
  Land                                             160,899             147,052
  Plant and equipment                              739,495             672,965
  Construction in process                           18,521              31,513
                                                   918,915             851,530
  Less accumulated depreciation and depletion      409,765             364,986
          Net property, plant and equipment        509,150             486,544
                                                 $ 755,120             690,045
Liabilities and Shareholders' Equity
Current liabilities:
  Short-term notes payable to banks              $       -               2,500
  Accounts payable                                  42,583              40,624
  Dividends payable                                  2,406               2,319
  Federal and state income taxes                         -               3,239
  Accrued payroll and benefits                      17,213              19,029
  Accrued insurance reserves, current portion        2,678               3,191
  Accrued liabilities, other                        12,245               9,072
  Long-term debt due within one year                 9,145                 743

          Total current liabilities                 86,270              80,717
Long-term debt                                     138,456             163,620
Deferred income taxes                               55,298              34,074
Accrued employee benefits                           16,788              14,765
Long-term accrued insurance reserves                 7,258               8,591
Other accrued liabilities                            4,852               8,329

Commitments and contingent liabilities
  (Notes 11, 15 and 16)
Shareholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -                  -
  Common stock, $.10 par value;
       50,000,000 shares authorized, 28,461,927
       shares issued                                 2,846               2,846
  Capital in excess of par value                    15,274              16,600
  Retained earnings                                433,531             373,650
  Less cost of treasury stock; 223,902 shares
    (595,553 shares in 2000)                        (5,453)            (13,147)
         Total Shareholders' equity                446,198             379,949
                                                  $755,120             690,045

See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows  Years ended September 30
(Dollars in thousands)
                                                     2001     2000      1999
Cash flows from operating activities:
  Net income                                      $ 69,284   59,714   46,557
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       62,603   51,960   38,497
     Deferred income taxes 		      	    20,777    2,002    4,070
     Gain on disposition of property, plant and
       equipment and other assets                  (21,657) (19,341)  (2,938)
     Net changes in operating assets and
      liabilities:
       Accounts receivable                          (7,127)  (3,748)  (3,154)
       Inventories                                   2,331   (7,304)     732
       Prepaid expenses and other                     (837)  (1,144)  13,787
       Accounts payable and accrued liabilities     (3,543)   7,877    8,710
     Other, net                                      1,040      644      519
Net cash provided by operating activities          122,871   90,660  106,780

Cash flows from investing activities:
  Purchase of property, plant and equipment        (68,942)(107,271)(102,741)
  Proceeds from the sale of property, plant and
    equipment                                       28,549   12,104    4,524
  Additions to other assets                         (8,531) (15,589)  (3,700)
  Proceeds from the disposition of other assets          -   33,766        -
  Business acquisitions, net of cash acquired      (18,040) (29,957) (95,149)
  Additions to notes receivable                     (1,060)     (77)    (155)
  Collection of notes receivable                       322       23       64
Net cash used in investing activities              (67,702)(107,001)(197,157)

Cash flows from financing activities:
  Proceeds from long-term debt                      11,380  143,808   75,000
  Net increase (decrease) in short-term debt        (2,500) (31,002)  24,510
  Repayment of long-term debt                      (35,364) (79,225)  (3,572)
  Exercise of employee stock options                 7,583    1,789    3,965
  Issuance of stock                                      -      144       -
  Repurchase of Company common stock                (1,215) (12,060)  (5,542)
  Payment of dividends                              (9,317)  (7,467)  (4,715)
Net cash provided by (used in) financing activities(29,433)  15,987   89,646
Net increase (decrease) in cash and cash
  Equivalents                                       25,736     (354)    (731)

Cash and cash equivalents at beginning of year       3,372    3,726    4,457
Cash and cash equivalents at end of year           $29,108    3,372    3,726

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $ 7,624    9,143       682
     Income taxes                                  $19,625   27,423    22,569
  Noncash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                   $    93      166       533
       Issuing debt                                $   122      480       100

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the time of purchase to be cash equivalents.


See accompanying notes.


Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity Years ended September 30

(Dollars in thousands except share and per share amounts)

                                        Capital in
                       Common Stock     Excess of    Retained   Treasury Stock
                     Shares    Amount   Par Value    Earnings   Shares  Amount


Balance at October
 1, 1998           28,461,927  2,846    17,847      281,882 (162,993) (2,689)

Shares purchased
 for treasury                                               (260,949) (5,542)
Exercise of stock
 options                                (2,007)              260,100   4,511
Tax benefit on stock
 options exercised                       1,460
Net income                                           46,557
Cash dividend ($.233
 per share)                                          (6,607)

Balance at September
30, 1999            28,461,927  2,846    17,300     321,832 (163,842) (3,720)

Shares purchased
 for treasury                                               (549,708)(12,060)
Exercise of stock
 options                                (1,340)              111,450   2,489
Shares issued                                                  6,547     144
Tax benefit on stock
 options exercised                         640
Net income                                           59,714
Cash dividend ($.283
 share)                                       	     (7,896)
Balance at September
 30, 2000           28,461,927  2,846   16,600      373,650 (595,553)(13,147)

Shares purchased
 for treasury                                                (41,187) (1,215)
Exercise of stock
 Options                                (4,606)              412,838   8,909
Shares issued
Tax benefit on stock
 options exercised                       3,280
Net income                                           69,284
Cash dividend ($.335
 share)                                       	     (9,403)
Balance at September
 30, 2001           28,461,927  2,846   15,274      433,531 (223,902) (5,453)



See accompanying notes.


Florida Rock Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Accounting polices. CONSOLIDATION - The consolidated financial statements include the accounts of Florida Rock Industries, Inc. and its more than 50% owned subsidiaries and joint ventures ("the Company"). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation. Investments in joint ventures 50% owned are
accounted for under the equity method of accounting.   Certain amounts have
been reclassified for presentation adopted in 2001.

Common Stock Split - On August 1, 2001, the Board of Directors approved a 3 for
2 common stock split.   Shareholders of record, August 15, 2001, received one
additional share for each two shares held.   The stock split was effected in
the form of a stock dividend which was paid in newly issued common stock on
August 31, 2001.   All share and per share amounts for all periods have been
restated to reflect the stock split.

  INVENTORIES - Inventories are valued at the lower of cost or market. Cost for parts and supplies inventory is determined under the first-in, first-out
(FIFO) method. Cost for other inventories is determined under the last-in, first-out (LIFO) and average cost methods.

  REVENUE RECOGNITION - Revenue, net of discounts, is recognized on the sale of products at the time the products are shipped, all significant contractual obligations have been satisfied and the collection of the resulting receivable
is reasonably assured.   The Emerging Issues Task Force Issue No. 00-10,
"Accounting for Shipping and Handling Fees and Costs" (EITF 00-10) requires amounts billed customers for delivery costs to be classified as a component of total revenues and the related delivery costs to be classified as either a component of total cost of sales or separately reported within the Statement
of Income.   Effective October 1, 2000, the Company adopted EITF 00-10 and accordingly restated total revenues and cost of sales by $17,846,000 and $17,251,000 for the years ended September 30, 2000 and 1999, respectively.
 Gross profit, earnings before income taxes, net earnings and the related per share amounts were not affected.

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

  GOODWILL - Goodwill is being amortized over various periods ranging from ten to forty years. In July 2001, the FASB issued two statements, Statement No. 141, "Business Combinations," (SFAS 141) and Statements No. 142, "Goodwill and Other Intangible Assets." (SFAS 142) The two statements modify the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets.

The Company is required to adopt SFAS 142 effective October 1, 2002 but is
permitted to early adopt on October 1, 2001.   The Company is reviewing the
Statement to determine the effect on the Company and whether to early adopt.
  Upon adoption, the Company will no longer be required to amortize goodwill but will be required to annually evaluate goodwill for impairment.

As of September 30, 2001, the Company had goodwill net of amortization of
$47,787,000 that will be subject to the statement.   Goodwill amortization for
the years ended September 30, 2001, 2000, and 1999 was $1,957,000, $1,728,000
and $801,000, respectively. The goodwill associated with the acquisition in September 2001 discussed in Note 2 is not subject to amortization.

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

  USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

  NEW ACCOUNTING REQUIREMENTS - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for
fiscal years beginning after June 15, 1999.   In June 1999, the FASB issued
SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date SFAS No. 133" which deferred the effective date to fiscal years beginning after June 15, 2000. SFAS 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at
fair value.   Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company adopted this statement effective October 1, 2000 and it had no impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if
a reasonable estimate of fair value can be made.   The fair value of the
liability is added to the carrying amount of the associated asset and this
additional carrying amount is depreciated over the life of the asset.   The
liability is accreted at the end of each period through charges to operating
expenses.   If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of Statement No. 143
effective October 1, 2002.   To accomplish this, the Company must identify all
legal obligations for asset retirement obligations, if any, and determine the
fair value of these obligations on the date of adoption.   The determination
of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be
required to develop processes to track and monitor these obligations.   Because
of the effort necessary to comply with the adoption of SFAS No. 143, it is not practicable for management to estimate the impact of adopting this statement
at the date of this report.   The Company currently accrues the cost to reclaim
quarry sites based on the number of tons mined during the period.   During
2001, 2000, and 1999 the Company accrued reclamation costs of $1,399,000, $851,000 and $1,614,000, respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment
or Disposal of Long-Lived Assets".   This statement supersedes SFAS No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
to be Disposed of".   SFAS No. 144 retains the fundamental provisions of SFAS
No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be
disposed of by sale.   SFAS No. 144 is effective for fiscal years beginning
after December 15, 2001.   The Company has not completed its evaluation of the
impact of this standard on the financial statements.

2. Acquisitions.   On June 9, 2000, the Company completed the purchase of the concrete, block and sand operations of privately held Southern Concrete Construction Company located in Albany, Georgia for $30.0 million in cash.
 The transaction included the acquisition of eleven ready mix concrete plants in southwest Georgia and one in Tallahassee, Florida, two concrete block plants
and two sand mines in southwest Georgia.   The Company subsequently sold two
ready mix plants to third parties and swapped one plant in Georgia for a plant in Florida.

This acquisition was accounted for under purchase accounting with the purchase price allocated to the acquired assets and assumed liabilities based on
estimated fair market values.   The assets of Southern Concrete that were sold
were recorded at sales prices. The excess of the purchase price over the fair market value of the assets acquired and liabilities assumed amounted to $5,087,000 and is being amortized over 20 years.

On September 24, 2001, the Company acquired all of the common stock of American
Materials Technology, LLC for approximately $24.3 million.   This acquisition
was accounted for under the purchase method of accounting in accordance with
SFAS 141.   The purchase price was allocated to the acquired assets and liabilities based on estimated fair market values. The excess of the purchase price over the fair market value of the assets acquired and liabilities assumed amounted to $6,885,000 and is not being amortized in accordance with SFAS 142.

Proforma results of these acquisitions assuming they were consummated at the beginning of 2001 and 2000 would not be materially different from the results reported.

3. Transactions with related parties. As of September 30, 2001 five of the Company's directors were also directors of Patriot Transportation Holding, Inc. ("Patriot"). Such directors own approximately 46% of the stock of Patriot and 28% of the stock of the Company. Accordingly, Patriot and the Company are considered related parties.

   Patriot, through its transportation subsidiaries, hauls diesel fuel and other supplies for the Company. Charges for these services are based on prevailing market prices.

   Other wholly owned subsidiaries of Patriot lease certain construction aggregates mining and other properties and provide construction management services to the Company.

   The Company paid rents, royalties construction, management services, and transportation charges to subsidiaries of Patriot totaling $8,086,000 in 2001, $7,178,000 in 2000 and $6,999,000 in 1999.

   At September 30, 2001 the Company had net accounts payable to Patriot of $162,000 and at September 30, 2000 had net accounts receivable from Patriot of $233,000.

   Prior to October 1, 1999 the Company furnished certain management and related services, including financial, tax, legal, administrative, accounting and computer, to Patriot and its subsidiaries under an agreement which expired
September 30, 2000.   Effective October 1, 1999, the Company and Patriot agreed
to amend the agreement.   Under the amended agreement, Patriot assumed
responsibility for accounting, credit and certain computer functions. Charges for remaining services were $527,000 in 2001, $582,000 in 2000 and $1,656,000 in 1999.

   In November 2000, the Company purchased two parcels of land for $2,607,000
from Patriot.   The transaction including the purchase price were reviewed and approved on behalf of the Company by a committee of independent directors after obtaining independent appraisals.

   In September 2000, the Company purchased interests in land containing sand mining reserves for $2,580,000 from an officer and from a trust in which two officers have a beneficial interest. The transaction including the purchase price were reviewed and approved on behalf of the Company by a committee of independent directors.

4. Inventories. Inventories at September 30 consisted of the following (in thousands):

                                           2001            2000
Finished products                       $ 20,559          21,991
Raw materials                              5,305           5,568
Work in progress                           1,067           1,701
Parts and supplies                         3,767           3,571
                                        $ 30,698          32,831

   The excess of current cost over the LIFO stated values of inventories was $5,463,000 and $4,898,000 at September 30, 2001 and 2000, respectively.

5. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           2001    	     2000
Investment in and advance
  to joint ventures                     $ 15,295          10,511
Real estate                                2,511           2,511
Restricted cash                                -           2,958
Other                                     17,234          14,429
                                        $ 35,040          30,409

6. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           2001           2000
Unsecured notes:
  7.5%-10% notes                        $    196             295
  Revolving credit agreements            100,000         135,000
Industrial development
  revenue bonds                           21,550          21,550
Secured note of consolidated
   joint venture                          17,401           6,021
7% - 12% and 1% over prime secured
  notes and contracts                      8,454           1,497
                                         147,601         164,363
Less portion due within
    one year                               9,145             743
                                        $138,456         163,620

   Of the industrial development revenue bonds at September 30, 2001, $7,550,000 is due between 2004 and 2021. The bonds provide for quarterly interest payments between 68.0% and 71.5% of prime rate (6.0% at September 30,
2001). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the Company during the following fiscal years: $1,775,000 in 2002; $1,775,000 in 2003; $700,000 in 2005; $1,100,000 in 2006 and $2,200,000 in 2007. The bonds are collateralized by certain property, plant and equipment having a carrying value of $521,000 at September 30, 2001. In addition, the bonds are collateralized by certain properties of Patriot having a carrying value at
September 30, 2001 of $1,080,000.   The remaining $14,000,000 of industrial
revenue bonds are due in 2022, and are secured by a letter of credit.  The
interest rate on the bonds is a variable rate established weekly.   For fiscal
2001, this rate averaged 3.5%.

  The secured note of the joint venture is secured by the assets of the joint venture and is guaranteed by each joint venture partner based on their
percentage of ownership in the joint venture and is due in January 2010.   The
note bears interest at 62.5 basis points over the London interbank rate.

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $27,556,000 at September 30, 2001 and are payable in installments through 2011.

  The aggregate amount of principal payments due subsequent to September 30, 2001, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 2002 - $9,145,000; 2003 - $2,102,000; 2004 - $234,000; 2005 - $100,760,000; 2006 - $1,164,000;
and subsequent years - $34,196,000.

  The Company has a revolving credit facility, which is syndicated through a group of five commercial banks under which it may borrow up to $200,000,000.
 The credit facility expires on June 28, 2005.   Interest is currently payable
at 62.5 basis points over the London interbank rate.   A commitment fee is
paid on the unused portion of the total credit.   At September 30, 2001,
$100,000,000 was outstanding under the credit agreement and classified as long-term debt.

  The credit agreement contains financial covenants requiring the Company to maintain certain debt to total capitalization and interest coverage ratios.
 In addition, the covenants restrict the Company's activities regarding
investments, leasing and borrowing and payment of dividends.   As of September
30, 2001, $101,630,000 of consolidated retained earnings was not restricted as to payment of cash dividends. At September 30, 2001, the Company was in compliance with all covenants contained in the credit agreement.

  The Company also has available short-term lines of credit from three banks
aggregating $45,000,000.   At September 30, 2001, the total amount was
available for borrowing.   Under these lines the Company may borrow funds for
a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates on such borrowings for fiscal 2001 and 2000 were 5.2% and 6.8%, respectively.

  The Company capitalized interest cost on qualified construction projects of $9,000 in 2001; $1,327,000 in 2000; and $3,256,000 in 1999.

7. Preferred Shareholder Rights Plan.   On May 5, 1999, the Board of Directors
of the Company declared a dividend of two preferred share purchase rights (a
"Right") for each three outstanding shares of common stock.   The dividend was
paid  on June 11, 1999.   Each right entitles the registered holder to
purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share (The ?Preferred Shares"), at a price of $145 per one one-hundredth of a Preferred Share, subject to adjustment.

   In the event that any Person or group of affiliated or associated Persons (an ("Acquiring Person") acquires beneficial ownership of 15% or more of the Company's outstanding common stock, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.
  An Acquiring Person excludes any Person or group of affiliated or associated Persons who were beneficial owners, individually or collectively, of 15% or more of the Company's Common Shares on May 4, 1999.

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

8. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2001, 762,600 shares of common stock were available for future grants.

Option transactions for the fiscal years ended September 30 are summarized as follows:
                            2001              2000                1999
                           Average            Average            Average
                      Options  Price(1)  Options  Price(1)  Options   Price(1)
Shares under option:
  Outstanding at
   beginning of year 1,678,200   11.21  1,681,500   10.29  1,961,550    10.21
  Granted              362,400   23.09    116,250   24.27          -        -
  Exercised           (412,838)  10.30   (111,450)  10.31   (260,100)    9.63
  Canceled              (1,800)  10.94     (8,100)  18.34    (19,950)   10.93

Outstanding at end of
  year               1,625,962   14.09  1,678,200   11.21  1,681,500    10.29
Options exercisable at
  end of year          999,600          1,069,350            881,700
(1) Weighted average exercise price
The following table summarizes information concerning stock options outstanding at September 30, 2001.
                         Options          Options          Remaining
Exercise Price		Outstanding      Exercisable          Life
$   8.25                  28,500           28,500           .7 years
    8.375                225,300          225,300           .7 years
   10.9375               906,412          725,130          5.5 years
   24.25                 103,350           20,670          8.3 years
   22.875                287,400                -          9.2 years
   23.9167                75,000                -          9.3 years

   Total               1,625,962          999,600

Remaining non-exercisable options as of September 30, 2001 become exercisable as follows: 2002 - 274,432, 2003 - 93,150, 2004 - 93,150, 2005 - 93,150 and
2006 - 72,480.

  Options granted have been at a price equal to the fair market value of the Company's common stock on the dates of grant. The options expire from seven to ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one-year waiting period from the date of grant.

  If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for options awarded since October 1, 1996 consistent with the provisions of SFAS No. 123, the Company's net income, basic and diluted earnings per share would have been (in thousands, except per share amounts):
                                2001             2000               1999

Pro forma net earnings		$68,009		58,896		45,840
Pro forma basic earnings
   per share			$  2.43		  2.11		  1.62
Pro forma diluted earnings
   per share			$  2.38		  2.07		  1.59

The SFAS 123 method has not been applied to options granted prior to October
1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The weighted average fair value of options granted in fiscal 2001 was estimated to be $11.52 on the dates of grant using the following assumptions; dividend yield of 1.5%, expected volatility of 49.2%, risk free interest rate of 5.3% and expected lives of 7 years and in fiscal 2000 was estimated to be $10.24 on the date of grant using the following assumptions; dividend yield of 1.1%, expected volatility of 31.2%, risk-free interest rate of 6.7% and expected lives of 7 years.

9. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):
                                     2001	         2000            1999
Current:
  Federal                         $ 14,120        25,776          18,163
  State                              2,739         4,661           3,352
                                    16,859        30,437          21,515
Deferred                            20,777         2,002           3,776
  Total                           $ 37,636        32,439          25,291

   A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):
                                     2001          2000           1999
Amount computed at statutory
  Federal rate                     $37,421        32,254         25,147
Effect of percentage depletion      (3,782)       (3,160)        (2,720)
State income taxes (net of Federal
  income tax benefit)                3,700         3,185          2,512
Other, net                             297           160            352
Provision for income taxes         $37,636        32,439         25,291

   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below (in thousands):
                                    2001           2000
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $ 64,120        43,675
 Other                               3,270         2,724
  Gross deferred tax liabilities    67,390        46,399

Deferred tax assets:
 Insurance reserves                  3,806         4,566
 Other accrued liabilities           8,779         8,714
 Other                               2,510         1,602
 Gross deferred tax assets          15,095        14,882
Net deferred tax liability        $ 52,295        31,517

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

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                            2001        2000            1999
Service cost-benefits earned during
  the period                             $   209         254             273
Interest cost on projected benefit
  obligation                               1,350       1,361           1,321
Return on assets                          (2,388)     (2,394)         (2,389)
Amortization of net asset and prior
  service cost                               (93)        (93)            (93)
Net periodic pension income             ($   922)     (  872)          ( 888)

   Assumptions used in determining the net periodic pension cost (income) for 2001 are discount rate of 7.5%, rate of increase in compensation levels of 5% and expected return on assets of 9%, for 2000 are discount rate of 7.75%, rate of increase in compensation levels of 5% and expected long-term rate of return on assets of 9% and for 1999 are discount rate of 7.25%, rate of increase in compensation levels of 5% and expected rate of return on assets of 9%.

  The following table provides for the retirement plan a reconciliation of benefit obligations, the funded status and the amounts included in the Company's consolidated balance sheet at September 30 (in thousands):

                                           2001	         2000

Change in benefit obligation
  Balance beginning of year              $18,955        19,337
  Service cost                               209           254
  Interest cost                            1,350         1,361
  Actuarial gain                            (410)         (980)
  Benefits paid                           (1,169)       (1,017)

  Balance end of year                    $18,935        18,955

Change in plan assets
  Balance beginning of year              $24,809        25,178
  Actual return on assets                  1,367           764
  Expenses                                  (119)         (116)
  Benefits paid                           (1,169)       (1,017)

  Balance end of year                    $24,888        24,809

Funded status                            $ 5,953         5,854
Unrecognized net actuarial gain           (2,861)       (3,591)
Unrecognized net obligation                 (259)         (345)
Unrecognized prior service cost               25            18

Prepaid benefit cost                     $ 2,858         1,936

   Union employees are covered by multi-employer plans not administered by the Company. Payments of $150,000, $140,000 and $183,000 were made to these plans during fiscal 2001, 2000 and 1999, respectively.

   Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis.
 The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $8,756,000 in 2001; $7,189,000 in 2000 and $6,649,000 in 1999.

   The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. The Company has purchased life insurance on the lives of the participants to partially fund this benefit and it is the owner and beneficiary of such policies. The expense for fiscal 2001, 2000 and 1999 was $2,041,000, $1,934,000 and $1,968,000, respectively.

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

   The following table for the retiree health care plan provides a reconciliation of benefit obligations, the funded status and the amounts included in the Company's consolidated balance sheet at September 30 (in thousands):

                                            2001        2000
 Change in benefit obligation
   Balance beginning of year             $ 2,119        2,519
   Service cost                               95           96
   Plan Participant Contributions            115          132
   Interest cost                             158          148
   Actuarial gain (Loss)                     174         (370)
   Benefits paid                            (417)        (406)
   Balance end of year                   $ 2,244        2,119

 Change in plan assets
   Balance beginning of year             $     0            0
   Employer contributions                    302          274
   Plan Participant Contributions            115          132
   Benefits paid                            (417)        (406)
   Balance end of year                   $     0            0

Funded status                            $(2,244)      (2,119)
Unrecognized net gain                       (129)        (313)
Unrecognized prior service cost              (16)         (21)

Accrued postretirement benefit costs     $(2,389)      (2,453)

     Net periodic postretirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                            2001         2000      1999
Service cost of benefits earned
 during the period                     $      95           96       118
Interest cost on APBO                        158          148       169
Net amortization and deferral                (15)         (17)      (57)

Net periodic postretirement benefit
 cost                                  $     238          227       230

     The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 7.50% for 2001, 7.75% for 2000 and 7.25% for 1999.

11. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal 2001, 2000 and 1999 was $4,896,000, $4,761,000 and $5,536,000, respectively.
 Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral
leases, at   September 30,  2001  are  as  follows:  2002-$1,762,000; 2003-
$1,722,000; 2004-$1,719,000; 2005-$1,409,000; 2006-$966,000; after 2006-
$5,817,000. Certain leases include options for renewal. Most leases require the Company to pay for utilities, insurance and maintenance.

12. Gain(loss) on sale of assets and other income. The Company recorded a gain on the sale of certain real estate, quarry assets and settlement of a claim of $19,866,000 in 2001; $17,726,000 in 2000 and $1,683,000 in 1999. In September
2001 the Company settled a claim wherein it conveyed 1,560 acres of land in
Dade County, Florida in return for proceeds of $21,000,000.   The Company
recorded in the fourth quarter a pre-tax gain of $18,028,000. On December 3, 1999, the Company sold a sand mine and quarry for $33,766,000 in cash and received a pre-tax gain of $17,406,000. Included in other income for 1999 is $2,801,000 ($1,996,000 was recorded in the fourth quarter) of income from settlements of class action lawsuits.

13. Business Segments.

   The Company has identified three business segments, each of which is managed
separately along product lines.   All the Company's operations are in the
Southeastern and mid-Atlantic states. The Aggregates segment mines, processes and sells construction aggregates. The Concrete products segment produces and
sells ready mix concrete and other concrete products.   The Cement and Calcium
products segment currently produces and sells cement and calcium products to customers in Florida, Georgia and Maryland.

   Operating results and certain other financial data for the Company's business segments are as follows (in thousands):
                                                2001       2000      1999
           Net sales, excluding freight
                  Aggregates                 $231,963    235,036   214,729
                  Concrete products           489,370    452,908   399,325
                  Cement and calcium           51,363     24,807     3,623
                  Intersegment sales          (76,106)   (64,998)  (38,375)

                  Total revenues             $696,590    647,753   579,302

           Operating profit
                  Aggregates                 $ 50,844     49,831    45,622
                  Concrete products            44,559     44,969    45,412
                  Cement and calcium           14,278      4,151       111
                  Corporate overhead          (15,476)   (17,485)  (19,905)

                  Total operating profit     $ 94,205     81,466    71,240

           Identifiable assets, at year end
                  Aggregates                 $330,174    309,658   298,014
                  Concrete products           222,781    211,903   168,781
                  Cement and calcium          122,491    121,181   103,037
                  Unallocated corporate assets 35,271     33,420    29,434
                  Cash items                   29,108      3,372     4,658
                  Investments in affiliates    15,295     10,511       244

                  Total identifiable assets  $755,120    690,045   604,168


            Depreciation, depletion and
               amortization
                  Aggregates                 $ 27,835     24,715    22,131
                  Concrete products            22,039     18,427    14,839
                  Cement and calcium            7,869      5,413       642
                  Other                         4,860      3,405       885
                  Total depreciation, depletion
                    and amortization         $ 62,603     51,960    38,497

            Capital expenditures
                  Aggregates                 $ 43,174     50,059    46,824
                  Concrete products            30,671     52,843    32,112
                  Cement and calcium            7,513     20,132    42,603
                  Other                         4,253      4,566    10,528

                  Total capital expenditures $ 85,611    127,600   132,067


14. Fair values of financial instruments. At September 30, 2001 and 2000 the carrying amounts reported in the balance sheets for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair values. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2001 the carrying amount and fair value of such other long-term debt was $1,550,000 and $1,602,000, respectively. At September 30, 2000 the carrying amount and fair value of such other long-term debt was $1,792,000 and $1,860,000, respectively.

    Interest Rate Hedge Agreements. During 1998, in anticipation of obtaining a financing commitment to provide capital for various projects and equipment, the Company entered into interest rate hedge agreements for a notional amount of $70,000,000 with a settlement date of December 31, 1998 in an attempt to manage the interest rate risk associated with securing a long-term fixed rate
at a future date.   A number of factors were taken into account with respect
to the specific timing associated with securing a firm financing commitment.
 Among those was the timing associated with management's expectations of when
the cash is required for the capital outlays.   The Company originally
anticipated a firm financing commitment would be arranged with a private
placement offering during the first or second quarter of fiscal 1999.   On
December 31, 1998, the Company settled the agreements pursuant to the contracts
and on January 4, 1999 made a payment of $4,214,000.   As a result of changed
capital requirements, improved cash flow and adequate existing credit availability, management decided not to pursue a commitment for long-term
financing.   Accordingly, the settlement cost was expensed in the first quarter of fiscal 1999.

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


16. Commitments. At September 30, 2001, the Company had placed orders and was committed to purchase equipment costing approximately $4,390,000.


Directors and Officers

Directors

Edward L. Baker (1)(4)
Chairman of the Board
of the Company

John D. Baker II (1)(4)
President and Chief Executive Officer
of the Company

Thompson S. Baker II
Vice President of the Company

Alvin R. (Pete) Carpenter (3)(4)
Retired Vice Chairman of CSX Corporation

Charles H. Denny III (2)
Investments

J. Dix Druce
Chairman, National P.E.T., Scan LLC

Luke E. Fichthorn III (2)(3)(4)
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Tillie K. Fowler (3)(4)
Partner, Holland & Knight LLP

Francis X. Knott (2)
Chairman of Partners Management
Company, LLC and Partners Realty Trust, Inc.

C. J. Shepherdson
Vice President of the Company

G. Kennedy Thompson (2)(4)
President and Chief Executive Officer,
Wachovia Corporation

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

John D. Milton, Jr.
Executive Vice President, Treasurer
and Chief Financial Officer

C. J. Shepherdson
Vice President
Chairman, Northern Concrete Group

S. Robert Hays
Vice President
President, Florida Concrete Group

Fred W. Cohrs
Vice President
President, Cement Group

Clarron E. Render Jr.
Vice President
President, Northern Concrete Group

Thompson S. Baker II
Vice President
President, Aggregates Group

Wallace A. Patzke Jr.
Vice President, Controller and
Chief Accounting Officer

H. W. Walton
Vice President, Human Resources
and Quality

Dennis D. Frick
Secretary
Corporate Counsel

John W. Green
Assistant Secretary
Director of Corporate Credit


Florida Rock Industries, Inc.

General Office:  155 East 21st Street
Jacksonville, Florida  32206
Telephone:  (904) 355-1781

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 6, 2002, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

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

Independent Auditors

Deloitte & Touche LLP
Jacksonville, Florida

Common Stock Listed

New York Stock Exchange
(Symbol:  FRK)
Form 10-K

Shareholders may receive without charge a copy of Florida Rock Industries, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K by writing to the Treasurer at P.O. Box 4667, Jacksonville, Florida 32201.

6


12