Form 10-K, Exhibit 13
period 2002-09-30
FLORIDA ROCK INDUSTRIES INC
filed 2002-12-18
CIK 37651

Annual Report 2002

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                               %
                                          2002       2001    Change

Total sales                             $ 723,724    715,695  +   1.1
Gross profit                            $ 176,290    168,512  +   4.6
Operating profit                        $ 103,635     94,205  +  10.0
Income before income taxes              $ 106,320    106,920  -   0.6
Net income                              $  68,895     69,284  -   0.6

Per common share:
  Basic earnings per share              $   2.42       2.47    -  2.0
  Diluted earnings per share            $   2.38       2.42    -  1.7
  Shareholders' equity                  $  17.87      15.80    + 13.1
  Cash dividend                         $    .37       .335
Return on average Shareholders' equity      14.4%      16.8

2002 CORPORATE HIGHLIGHTS

Gross profit increased 4.6% to $176,290,000

Operating profit increased 10.0% to $103,635,000

Diluted earnings per share excluding real estate sales increased 17.8% to $2.32 per share from $1.97 per share(a)

Net reduction in debt of $96,619,000

Shareholders equity increased to $510,647,000 from $446,198,000

$49,837,000 invested in additional property, plant and equipment including acquisitions

Remarkable progress on efficiency initiatives and process improvements

							  2002             2002

a)  Net income, as reported under GAAP    $68,895           69,284
    Gain on sale of other
      assets, net of taxes                  1,822           12,873

    Net income excluding
      gains on sale of other assets	      $67,073           56,411

    Diluted earnings per
      share as reported under GAAP        $  2.38             2.42

    Diluted earnings per
      share excluding gains on
      sale of other assets                $  2.32             1.97


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


To Our Shareholders:

     Our 2002 fiscal year began in the shadow of the tragedy of September
11, 2001.   The economic forecast for the country was uncertain to say the least and the economic slowdown that had begun earlier in 2001 appeared to be headed toward a full-blown recession.

	In response to these conditions, we decided to take a conservative
course until economic conditions became more certain.   Our original capital
expenditure budget of approximately $64,000,000 was put on hold for the first
six months.   While capital expenditures that appeared to be immediately necessary or strategic were still given a green light, the normal replacement of rolling stock and other equipment was deferred. As a result, capital expenditures for the year totaled only $50,000,000 despite a return to normal
capital expenditures policies during the second half of the year.   The
principal benefit from this conservative move was the reduction of debt
during the year in the magnitude of just under $97,000,000.   We closed the
year with no debt outstanding under our $200,000,000 bank revolver and $6,900,000 outstanding under our overnight bank lines of credit.

	Paralleling our capital expenditure conservatism and debt paydown was the renewed focus of all our people on cost reductions in our principal operations.
Utilizing the team approach developed through our Business Process Improvement program ("BPI"), our people made great strides in finding new
efficiencies and cost reduction opportunities throughout our operations.   In
our aggregates segment, an initiative labeled the "Power of Ten" by our southern aggregates leaders yielded some impressive reductions in both fixed and variable costs despite relatively flat volumes of production and sales.
 In our heritage producing stone quarries, per unit variable costs for the year came down almost four percent and gross profit increased just over sixteen percent without the benefit of appreciable volume increases.

	The full benefits of these cost reductions and gross profit increases were offset to some degree by the expenses incurred in opening a new stone quarry near Rome, Georgia and a new sand plant near Richmond, Virginia. Likewise, startup losses at some aggregates terminals and shutdown costs at a closed quarry in Rome, Georgia also contributed to reducing the full financial benefits of these improvements in the heritage operations.
Overall, these startup losses and shutdown costs when added to our startup losses at several new terminals added $5,000,000 of additional costs that we do not anticipate duplicating in the 2003 year.

	 In our aggregates segment, we also were successful in obtaining a permit from the Alabama Department of Environmental Management for a new
granite quarry near Auburn, Alabama.   This new site will be Alabama's
southern most granite quarry with the capacity to provide the more desirable skid resistant granite material for highway construction projects not only in southern Alabama, but also in portions of northwest Florida that we have not
previously been able to reach with our materials.   In our Mid-Atlantic
aggregates operations, we added a new barge terminal operation near Seaford, Delaware. This new terminal operation was a natural for our barge movements in our Maryland operations, as it enabled us to compliment our barge movements of stone with new sources of sand for redistribution in our markets.

	In our cement segment, we struggled throughout the year to eliminate some of the operating inefficiencies in our new plant at Newberry, Florida, as well as to train our people in the detailed mechanics of operating our
state-of-the-art equipment.   By the fourth quarter of the year, we were
operating more efficiently and achieved our cement plant's most successful
quarter of the year.   Following the close of the fiscal year, the cement
plant continued to improve as it experienced its most successful month ever
from a financial performance standpoint in October 2002.   In December 2002,
the Florida Department of Environmental Protection ("DEP") issued a permit to expand our production limits from 750,000 tons of cement annually to approximately 840,000 tons annually. The issuance of the permit is subject to appeal.


In our concrete segment, the year was a challenging one.   While
residential construction remained amazingly strong, commercial construction declined rather significantly in our Mid-Atlantic markets causing overall volumes for the year to be down slightly versus 2001. In the face of these slight volume declines, our people again showed tremendous ingenuity as they reacted quickly to control costs and expenses and still achieved an increase in operating profit in the segment of approximately $1,500,000 over the 2001 fiscal year.

	During the year, we also added a new state-of-the-art concrete plant in Purcellville, Virginia to complement our existing plants already operating in
the northern Virginia area.   In our southern concrete market, we also added
4,000,000 units of concrete block production capacity in Fort Myers, a timely move in the face of the strong residential construction markets in southwest Florida.

	One of our more significant process improvement steps in our concrete operations has been the development by our own people of a proprietary software program to manage everything from employee time entry to order
entry, dispatch and ticketing for customers.   Initially installed in our
Mid-Atlantic operations, this cost saving and efficiency enhancing product is
now being rolled out in our southern concrete operations.   The teamwork
between our IT people and concrete operations people in tailoring this
software product to our needs has been truly impressive.   We look forward to
its complete implementation throughout our concrete segment by the middle of the next fiscal year and expect its features to make us more efficient and competitive in all of our concrete markets.

	For the coming year, our internal growth targets are focused on opening our new granite facility near Auburn, Alabama to enter new market areas via rail to portions of northwest Florida we could not previously serve. At our Paulding County granite quarry northwest of Atlanta, we are installing a new permanent plant to enable us to increase our volumes and lower our unit cost of production as we attempt to participate in the growth of the greater
Atlanta market.   Our quarries on the south side of Atlanta look forward to
increased demand for product with the commencement of construction of the new
runway at the Atlanta airport.   At present, millions of tons of fill dirt
are being transported by conveyor running by our Forest Park quarry in order to construct the foundation for this new, elevated runway that will actually
go across an interstate highway.   For us, the demand for the fill dirt has
enabled us to remove the overburden from our Forest Park Quarry at basically no cost to us, thereby lowing our operating cost from that facility for the foreseeable future.

	Utilizing our BPI teamwork, our aggregates people have, through careful analysis of operational processes, uncovered inexpensive steps to expand the production capacity of several of our heritage operations with minimal
additional capital expenditures.   We anticipate these productivity
enhancements to continue to improve our operational profitability in this segment during the coming year.

	In the wake of the accounting scandals of 2002, we are compelled to turn our attention to corporate governance issues in order to comply with the Sarbanes-Oxley legislation and the New York Stock Exchange corporate
governance improvement proposals.   While we do not believe our Company
required or deserved these added regulatory compliance costs, we are reviewing aggressively our own corporate governance guidelines in order to continue to provide our shareholders with the best practices in this area.
To this end, our audit committee most recently has adopted a new and revised charter at the December meeting and its meetings will now be more frequent.
 Contributing to our corporate governance improvements, our team welcomes the addition of new outside directors with the election of J. Dix Druce, Jr. and
Martin E. Stein, Jr. to our Board during the year.   Each of these gentlemen
brings special qualifications to our Board and we look forward to their
guidance and assistance in the coming years.   Our long time director,
Francis X. Knott, has graciously agreed to exit the Florida Rock Board after the annual meeting and carry on solely as a director of Patriot Transportation Holding, Inc. in order to help both companies comply with the
requirements imposed by Sarbanes-Oxley.   We take this opportunity to thank
Francis publicly for his many years of excellent service.

	This year our Annual Shareholders Meeting will be February 5, 2003. We invite each of you to attend in person, as we would welcome the opportunity to meet each of you personally at that time.

	The Company is committed to being environmentally responsible and we
are excited about our success.   Our Lake Sand operation in Central Florida
won the National Stone Sand and Gravel Association (NSSGA) Golden Eagle Environmental Award during the year. Two of our Virginia operations, Custom Sand & Gravel and the Richmond Quarry, won Outstanding Achievement awards and our Witherspoon Sand Plant in Florida won a Showplace Award in the NSSGA About Face Program. Also, Havre de Grace Quarry in Maryland was awarded the Maryland Department of the Environmental Good Neighbor Award. Our Lake Sand Plant also received certification from the National Wildlife Council as a Wildlife Habitat.

	Operating safely is the most important focus at Florida Rock.   This
year, NSSGA awarded our Sunniland Quarry the NSSGA Longest Injury-Free
Operation Award for 27 years without a lost time injury.   Our Miami Quarry
achieved a new record by operating over 2,500,000 work hours without a lost
time injury.   The Company's concrete operations received 37 Excellence in
Safety awards and 26 Accident Free Year Awards from the National Ready Mix
Association.   We are proud of these safety achievements but refuse to relent in our continuing efforts to protect our most valuable resource, The People of Florida Rock.

Looking Back

	Looking back, 2002 was surely a successful year.   Our people, with
their enthusiasm, energy and dedication, enabled us to achieve another record year for operating profit in face of an almost flat year for volumes in our
various segments.   For the record book, it was our tenth straight record
year for operating profits.   And while our earnings per share were down year
over year by $.04, when the non-recurring real estate gains are taken out of both 2001 and 2002, the increase in earnings per share year over year was approximately 18%.

Looking Forward

	Looking forward, our success in 2003 will again depend upon the
ingenuities and resourcefulness of our people.   Commercial construction
continues to remain down in most of our markets and while the forecasts do not seem to indicate significant continuing decline, neither do they indicate
any significant increase in the near future.   On a more positive note, the
Florida Department of Transportation spending in both fiscal year 2003 and fiscal year 2004 is projected to be in excess of the actual spending in 2001
and 2002.   Residential construction likewise continues to amaze us with its
resiliency in most markets.   The additional permitted capacity at our plant
operations will enable us to produce an additional 90,000 to 100,000 tons of
cement per year with no additional capital expenditures to our plant.   On
the other hand, in early 2003, a new competitor's cement plant will come into
production in north Florida with a yet to be seen impact on the market.   In
the end, we will rely on our people to make the difference. Through their BPI teamwork and the resulting increases in production capacity, cost efficiency and customer service focus, we hope to achieve another solid performance year for our shareholders in an uncertain economic climate.

Respectfully yours,


Edward L. Baker
Chairman of the Board


John D. Baker, II
President and Chief Executive Officer



Operating Review

     Operations. The Company is a major basic construction materials company concentrating its operations in the Southeastern and Mid-Atlantic states. The Company is one of the nation's leading producers of construction
aggregates, ready mixed concrete and concrete block.   The Company also
manufactures Portland cement from Newberry, Florida and calcium products.

     Aggregates. The construction aggregates segment currently operates five crushed stone plants, nine sand plants and one industrial sand plant in Florida. It operates six crushed stone plants, one crushed stone plant through a joint venture and three sand plants in Georgia; one crushed stone plant in Tennessee; two sand and gravel plants and two crushed stone plants in Maryland; and two crushed stone and two sand plants in Virginia. The Company also has an investment interest in a crushed stone quarry and a sand and gravel mine located in Charlotte County, New Brunswick, Canada. The Company operates aggregates distribution terminals in Woodbridge, Virginia; Norfolk-Virginia Beach, Virginia; Baltimore, Maryland; the Eastern Shore of Maryland; Seaford, Delaware and Washington D.C. In Florida, the Company serves Jacksonville and Central Florida including Orlando and the Polk County markets through unit train distribution terminals. In Central Florida, the Company has two terminals, at Taft and Auburndale, on the CSX rail line. In Georgia, the Company has two terminals at the ports of Brunswick and Savannah. The Company maintains in excess of 2.5 billion tons of long-term aggregate reserves of sand and stone in Florida, Georgia, Maryland, Tennessee, Virginia and New Brunswick, Canada, which are owned, or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. During fiscal 2002 the Company produced and shipped approximately 38 million tons of aggregates.

     Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Williamsburg, Newport News, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 2002 the Company had 104 ready mixed concrete plants, 11 concrete block plants, and a delivery fleet of 1,302 ready mix and block trucks. Concrete block is sold in the peninsular of Florida and South Georgia.

     Prestressed concrete products for commercial developments and bridge and highway construction are produced from two yards in Wilmington, North Carolina and precast concrete lintels and other building products are produced in Kissimmee, Florida.

     Cement. The Company's cement segment operates one cement plant located in Newberry, Florida and limestone grinding or calcium operations in
Brooksville, Florida and Frederick, Maryland.   During fiscal 2002, the
cement plant sold 652,000 tons of cement.   In June 2002, the Company made
application to the Florida Department of Environmental Protection (FDEP) to expand the production limits from 750,000 tons of cement per year to 840,000
tons per year.   During December 2002, the FDEP issued the permit to increase
the production limits to 840,000 tons per year.   The issuance of the permit
is subject to appeal.

The limestone grinding plant in Brooksville, Florida provides product for the animal feed industry while the plant in Frederick, Maryland provides product for a manufacturer of roof shingles.






Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                           2002       2001        2000        1999        1998
Summary of Operations
Total sales, including  $ 723,724    715,695     665,599     596,553     507,616
  freight
Gross profit            $ 176,290    168,512     147,747     132,523     107,749
Operating profit        $ 103,635     94,205      81,466      71,240      58,249
Interest expense        $   3,862      9,891       8,750       1,078         555
Income before income    $ 106,320    106,920      92,153      71,848      59,977
  taxes
Provision for income    $  37,425     37,636      32,439      25,291      21,117
  taxes
Net income              $  68,895     69,284      59,714      46,557      38,860

Per Common Share
Basic earnings per share$    2.42       2.47        2.14        1.65        1.37
Diluted earnings per
 share                  $    2.38       2.42        2.10        1.61        1.35
Shareholders' equity    $   17.87      15.80       13.63       11.95       10.60
Cash dividend           $     .37       .335        .283        .233        .167

Financial Summary
Current assets          $ 126,587    156,258     123,348     122,465     100,607
Current liabilities     $  87,181     86,270      80,717     107,566      74,786
Working capital         $  39,406     69,988      42,631      14,899      25,821
Property, plant and
 equipment, net         $ 490,734    509,150     486,544     419,917     321,055
Total assets            $ 733,349    755,120     690,045     604,168     451,556
Long-term debt,         $  43,695    138,456     163,620      96,989      23,935
 excluding current
Shareholders' equity    $510, 647    446,198     379,949     338,258     299,886

Other Data
Return on average
 shareholders' equity        14.4%      16.8        16.6        14.6        13.8
Return on average capital
 employed                    11.3%      12.3        12.1        10.4        10.9
Additions to property,
 plant and equipment    $  49,837     85,611     127,600     132,067     104,501
Depreciation, depletion
 and amortization       $  66,152     62,603      51,960      38,497      33,433
Weighted average number
 of shares - basic         28,415     28,007      27,889      28,291      28,259
Weighted average number
 of shares - diluted       28,953     28,620      28,451      28,918      28,805
Number of employees at
 end of year                3,092      3,392       3,243       2,806       2,635
Shareholders of record        892      1,059       1,136       1,133       1,133

(a) In 2002, 2001, 2000, 1999, and 1998 the Company reported a gain(loss) on the sale and/or write down of assets of $ 2,812,000, $19,866,000, $17,726,000,
$1,683,000, and $622,000, respectively. See Note 12 to the Consolidated Financial Statements.

(b) In 1999, the Company reported a loss of $4,214,000 on the settlement of interest rate hedge agreements.



Management Analysis

Operating Results. The Company's operations are influenced by a number of external and internal factors. External factors include weather, competition, levels of construction activity in our markets, the cost and availability of money, appropriations and construction contract lettings by federal and state governments, fuel costs, transportation costs, driver availability, labor costs, and inflation. Internal factors include sales mix, plant location, quality and quantities of aggregates reserves, capacity utilization and other operating factors.

     Financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect
that weather has on sales and production volume.   Normally, the highest sales
and earnings are attained in the third and fourth quarters and the lowest sales and earnings are attained in the first and second quarters. In addition, quarterly results will be affected by planned maintenance at the cement plant.
 The Company expenses planned maintenance costs at the cement plant that can be
significant when incurred.   Planned maintenance at the cement plant is
scheduled for the first quarter of fiscal 2003 and is expected to result in approximately $1,200,000 of additional maintenance expense in the quarter.

     Fiscal 2002 sales, excluding freight revenues, increased 1.6% and were $707,459,000 as compared to $696,590,000 for fiscal 2001. The fiscal 2002 increase was the result of increased volumes and prices of construction
aggregates and increased prices of ready mix concrete.   Partially offsetting
these increases were decreased volumes of ready mix concrete and cement.   For
fiscal 2001, sales excluding freight revenues were $696,590,000, an increase of
7.5% over the prior year.   The fiscal 2001 increase was due to increased sales
prices and to increased concrete product volumes and improving sales from the
cement plant.   Aggregate volumes in 2001 decreased due to unseasonably cold weather during the first quarter of fiscal 2001 and suspension of operations at two quarries, one of which was closed at the end of the first quarter of fiscal
2000 and the other during the first quarter of fiscal 2001.   In addition, the
first two months of fiscal 2000 included the revenues of the Ft. Myers quarry
that was sold December 3, 1999.   Sales for all products were affected by rainy
weather in the southern operations during September 2001 and a general business slow down caused by the events of September 11, 2001.

     For the contribution made to net sales from each business segment, see
Note 13 to the Consolidated Financial Statements.

     	Gross profit for 2002 increased 4.6% and gross margin increased to 24.9% of sales as compared to 24. 2% last year. These increases were due to higher sales volumes in construction aggregates while implementing cost improvement measures which resulted in a lower average cost of producing construction
aggregates as compared to last year.   In addition, reduction in fuel costs
improved both gross profit and margin.   Fiscal 2002 includes income of
$1,170,000 as a result of the reduction in the LIFO reserve as compared to an
expense of $ 565,000 for fiscal 2001.   The reduction in the LIFO reserve was
 a result of lower production cost related to construction aggregates which lowered fiscal 2002 inventory values and a reduction in inventory quantities. During fiscal 2002, higher risk and group health insurance and depreciation expense depressed gross profit and margin.

     In contrast, gross profit for 2001 had increased 14.1% and gross margin
had increased from 22.8% to 24.2% of sales.   The increase in gross profit was
due primarily to higher sales levels, modest price increases and improved gross profit contribution from the cement plant, which was adversely impacted in 2000 by start up costs.

     Selling, general and administrative expenses decreased 2.2% in 2002. During fiscal 2002, goodwill was not amortized due to the adoption of FASB 142. If goodwill amortization was removed from fiscal 2001 expenses, selling, general and administrative expenses for 2002 would have increased slightly. Selling, general and administrative expenses as a percentage of sales were 10.3% for fiscal 2002 as compared to 10.4% for fiscal 2001 after adjusting for
goodwill amortization.   Excluding goodwill, selling, general and
administrative expenses were lower as a result of reduced legal expenses, reduced expense as a result of payment of policy loans on insurance policies
and reduced accounts receivable collection expense.   These reductions were
offset by increased profit sharing, depreciation, selling expenses and risk and
group health insurance costs.   Selling, general and administrative had
increased 12.1% in 2001 over the prior year.   The increase in 2001 was
primarily attributable to the increase in sales, increased non-recurring legal fees, higher group medical costs, higher depreciation and amortization of goodwill and higher profit sharing expense which is linked to earnings before income taxes and before asset sales.

     Interest expense for 2002 decreased to $3,862,000 from $9,891,000 in 2001. The decrease in 2002 was due primarily to a decrease in the amount of debt
outstanding.   Interest expense for 2001 increased to $9,891,000 from
$8,750,000 in 2000.   The increase in 2001 was due primarly to a decrease in
the amount of interest capitalized. In addition, lower average interest rates and levels of borrowings during the last half of fiscal 2001 more than offset the higher average interest rates and borrowings during the first half of 2001.

     During 2001, the Company settled a claim where it conveyed land in return for proceeds of $21,000,000 and recorded a gain of $ 18,028,000. This amount is included in other income. See Note 12 to the Consolidated Financial Statements for additional information concerning this transaction.

     Income tax expense decreased $211,000 for fiscal 2002 and increased
$5,197,000 for fiscal 2001.   These changes were due to changes in income
before taxes.   The effective tax rate is 35.2% for both periods.   Net income
for fiscal 2002 was $68,895,000 as compared to $69,284,000 for fiscal 2001. Included in net income for fiscal 2002 is $1,822,000 of after tax gains on the sales of other assets as compared to $12,873,000 for fiscal 2001. Diluted earnings per share for fiscal 2002 was $2.38 as compared to $2.42 for fiscal
2001.   This decrease in earnings per share was caused by reduced gains on the sale of real estate in 2002 and a greater number of shares outstanding in fiscal 2002 as compared to fiscal 2001.

     Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):

                                        2002        2001        2000

Cash and cash equivalents           $    3,845     29,108       3,372
Total debt                          $   50,982    147,601     166,863
Current ratio                         1.5 to 1   1.8 to 1   1.5  to 1
Debt as a percent of
  capital employed                         8.2%      22.8        28.9
Unused revolving credit             $  200,000    100,000      65,000
Unused short-term lines             $   38,100     45,000      42,500

       In 2002, cash provided by operations of $144,051,000, proceeds from long-term debt of $4,183,000, proceeds of short-term debt of $6,900,000, sales of assets of $8,658,000 and proceeds from the exercise of stock options of $8,500,000 were used to purchase $49,806,000 of property, plant and equipment, to repay long-term debt of $107,701,000, to pay insurance policy loans of $18,771,000, to repurchase $2,407,000 of common stock and to pay dividends of $10,084,000.

      In 2001, cash provided by operating activities of $122,871,000, proceeds from sales of property, plant and equipment of $28,549,000, proceeds from long-term debt issuances of $11,380,000 and proceeds from exercise of stock options of $7,583,000 were used to purchase $68,942,000 of property, plant and equipment, business acquisitions of $18,040,000, to repay long-term debt of $35,364,000, to pay dividends of $9,317,000 and to repurchase common stock of $1,215,000.

     The Company expects its 2003 expenditures for property, plant and equipment to be approximately $75,000,000 and depreciation, depletion and amortization to be approximately $67,000,000.

     The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. At September 30, 2002, the Company had placed orders and was committed to purchase equipment costing approximately $8,862,000.

     In August 2002, the Board of Directors authorized management to repurchase up to $20,000,000 of common stock from time to time as opportunities may arise. No shares have been repurchased under this authorization.

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

     Working capital for fiscal 2002 decreased to $ 39,406,000 from $69,988,000
last year.   At September 30, 2001, the Company had committed not to repay a
portion of its revolving credit agreement for a fixed period.   As a result,
excess cash was invested in short-term investments.   Early in fiscal 2002, the
excess cash was used to repay long-term debt.   Excess cash flow generated in
fiscal 2002 was used to repay the long-term revolving credit facility.   In
addition, at September 30, 2002, the Company borrowed $6,900,000 under short-term lines of credit rather than under the long-term revolving credit facility.

     Based on current expectations, management believes that its internally generated cash flow and access to existing credit facilities are sufficient to meet the liquidity requirements necessary to fund operations, capital requirements, debt service and future dividend payments. At September 30, 2002, there was available $200,000,000 under long-term revolver and $38,100,000
available under overnight lines of credit.   In addition, there is
approximately $20,000,000 that could be re-borrowed under insurance policies. It may be necessary to obtain additional levels of financing in the event opportunities arise for the Company to make a strategic acquisition.

     The following table summarizes the Company's contractual obligations and
commitments.   See Notes 6 and 11 of the Notes to Consolidated Financial
Statements for additional information regarding long-term debt and operating leases.


                                                     There-
                    2003  2004  2005   2006   2007   after   Total

Long-term debt    $  387   234   760  1,164  3,443  38,094  44,082

Operating leases   1,622 1,578 1,239    842    671   5,258  11,210

	Total       $2,009 1,812 1,999  2,006  4,114  43,352  55,292

     Cement Plant. Construction of the cement plant near Newberry, Alachua County, Florida was completed in late December 1999.

     On January 25, 1999 the City Commissioners of Newberry, Florida voted 4-0
to annex the Company's cement plant site into the city.   The Company
anticipates that future land use and zoning matters relating to the cement
plant will be under the jurisdiction of the City of Newberry.   An individual
has challenged the annexation of the land into the town of Newberry, though the
Company is not party to the litigation.   In addition, various cases have been
filed challenging amendments to the City of Newberry's comprehensive plan.
The Company is not a party to the litigation.   Alachua County has filed suit
to seek to enforce the terms of the Developer's Agreement between the County
and the Company.   This action does not claim damages against the Company.  On
November 15, 2001, final summary judgment was entered in the Company's favor
dismissing the County's complaint.   The decision was appealed and that appeal
is still pending.

During December 2002, an application to increase the permitted production limits at the cement plant from 750,000 tons of cement per year to 840,000 tons
per year was approved.   The issuance of the permit is subject to appeal.

     Critical Accounting Policies.	The Consolidated Financial Statements and
Notes to Consolidated Financial Statements contain information that is
pertinent to Management's Discussion and Analysis.   The preparation of
financial statements in conformity with   accounting principles generally
accepted in the United States of America requires management to make estimates and assumptions about future events that affect the reported amounts of assets
and liabilities and disclosure of contingent assets and liabilities.   Future
events and their effects cannot be determined with absolute certainty.
Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial
calculations.   We constantly review these significant factors and make
adjustments where facts and circumstances dictate.   Actual results could
differ from those estimates. Historically, actual results have not significantly deviated from estimated results determined using the factors described above.

	Note 1 to the Consolidated Financial Statements provides detail on the
application of these and other accounting policies.   These critical accounting
policies and Note 1 should be read in conjunction with this Management's Analysis of Financial Condition and Results of Operations.

	The following is a discussion of the accounting policies considered to be
most critical to the Company.   These accounting policies are both most
important to the portrayal of the financial condition and results, and require management's most difficult, subjective or complex judgments often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

	Self-insurance reserves.   It is our policy to self insure for certain
insurable risks consisting primarily of physical loss to property, business interruptions, workers' compensation, comprehensive general liability, product
liability and auto liability.   Insurance coverage is obtained for catastrophic
property and casualty exposures as well as those risks required to be insured
by law or contract.   Based on an independent actuary's estimate of the
aggregate liability for claims incurred, a provision for claims under the self-
insured program is recorded and revised annually.   The actuarial estimates are
subject to uncertainty from various sources, including changes in claim reporting patterns, claims settlement patterns, judicial decisions,
legislation, and economic conditions.    Although the Company believes that the
actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company's self-insurance obligations and future expense.

	Long-lived assets.   The Company periodically evaluates the period of
depreciation or amortization for long-lived assets to determine whether current
circumstances warrant revised estimates of useful lives.   The Company reviews
its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net
undiscounted cash flows expected to be generated by the asset.   An impairment
loss would be recorded for the excess of net carrying value over the fair value
of the asset impaired.   The fair value is estimated based on expected
discounted future cash flows.   The results of impairment tests are subject to
management's estimates and assumptions of projected cash flows and operating
results.   The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset
impairments.   However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

	Intangible assets and goodwill.   In July 2001, the Financial Accounting
Standards Board issued Statement of Financial Accounting Standards No. 142
("SFAS 142"), "Goodwill and Other Intangible Assets."   SFAS 142 requires
companies to cease amortizing goodwill that existed at the time of adoption and establish a new method for testing goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might
reduce the fair value of a reporting unit below its carrying value).   The
Company has determined that it has three reporting units and the annual
impairment test will be performed for these three reporting units.   SFAS 142
also requires that an identifiable intangible asset that has an indefinite life that the carrying value be determined by using a fair value based approach.

	The valuation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates
including, but not limited to, projected future revenue and cash flows.   The
Company believes that, based on current conditions, materially different reported results are not likely to result from goodwill and intangible
impairments.   However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different report results.

	Inventory. Inventory for the aggregates segment on a quarterly basis is based on internal estimates of production during the period. Semi-annually an outside consultant measures the volume of aggregates inventory. Aggregates inventory are adjusted to the amounts shown in the report of the outside consultant.

	Assessments, Claims and Litigation.   From time to time, the Company is
involved with assessments, claims and litigation.   The Company uses both in-
house and outside legal counsel to assess the probability of loss.     The
Company establishes an accrual when the claims and litigation represent a
probable loss and the cost can be reasonably estimated.   Accruals for
remediation efforts are recorded no later than the time a feasibility study is
undertaken and the Company commits to a formal plan of action.   Additionally,
legal fees associated with these matters are accrued at the time such claims
are made.   There can be no assurance that the ultimate resolution of these assessments, claims and litigation will not differ materially from the Company estimates.

      Employee Benefits.   Under the provisions of SFAS No.87, "Employer's
Accounting for Pensions" and SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement of the obligations
under employee benefits plans are subject to a number of assumptions.   These
include the rate of return on plan assets, health care cost trend rates and the rate at which the future obligations are discounted to the value of the liability. (see Note 10).

     Related Party Transactions.   Patriot Transportation Holding, Inc.
("Patriot"), a related party, hauls diesel fuel and other supplies for the
Company.   Charges for such services are based on prevailing market prices.
The Company also leases various aggregate mining and other properties paying rent or royalties based on long-term contracts entered into during mid 1980's
and early 1990's.   In addition, the Company provides administrative service to
Patriot and Patriot provides construction management services to the Company.
These services are provided at market prices.   During fiscal 2001, Patriot
sold land to the Company for $2,607,000 and during fiscal 2002 agreed to sell for $15,000,000 additional land to the Company. These transactions are reviewed and approved on behalf of the Company by a committee of independent directors.

In April 2002, the Company purchased for $67,000 a parcel of land in which an officer had an undivided 12/15ths interest.

     New Accounting Pronouncements.    In June 2001, the FASB issued SFAS No.
143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

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

The provisions of Statement No. 143 will be adopted as of October 1, 2002 for the first quarter ending December 31, 2002. All legal obligations for asset retirement obligations, if any, must be identified and the fair value of these
obligations must be determined as of October 1, 2002.   The determination of
fair value is complex and requires gathering market information and development of cash flow models. Additionally, a process to track and monitor these obligations must be developed. These determinations are still in process and it is not practical for management to estimate the impact of adopting this
statement at the date of this report.   Currently the cost to reclaim quarry
sites is accrued based on the number of tons mined during the period.   During
2002, 2001, and 2000 accrual for reclamation costs was $672,000, $1,399,000 and $851,000, respectively.



In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or
Disposal of Long-Lived Assets".   This statement supersedes SFAS No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
to be Disposed of".   SFAS No. 144 retains the fundamental provisions of SFAS
No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be
disposed of by sale.   SFAS No. 144 is effective for fiscal years beginning
after December 15, 2001.   The evaluation of the impact of this standard on the
financial statements has not been completed.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminated the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for classification under the criteria of Accounting
Principles Board No. 30 "Reporting Results of Operations."   This statement
also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and
makes various other technical corrections to existing pronouncements.   The
Company adopted SFAS No. 145 on July 1, 2002.   The Statement did not have a
material impact on the consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated
with Exit or Disposal Activities."   This statement nullifies Emerging Issues
Task Force (EITF) issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain
Costs Incurred in a Restructuring)."   This statement requires that a liability
for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit
plan.   The Company is required to implement SFAS No. 146 on January 1, 2003.
Management has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

     Outlook. For fiscal 2003 the Company expects no increase in commercial activity. Highway construction spending in its Florida and South Georgia markets should, however, remain strong. Residential construction, a key driver in the Company's markets, may be down slightly from 2002 levels but is expected to remain at healthy levels on a historical basis.

Petroleum based costs are expected to increase slightly year over year. Interest expense should be well below 2002 levels as a result of a substantial reduction in outstanding debt and lower interest rates.

The Company anticipates a greater challenge in fiscal 2003 to continue to
grow its earnings year over year.   Absent adverse weather conditions or
significant further deterioration in economic conditions, the Company should continue to benefit from strong demand for aggregates in its Florida markets.
During fiscal 2002, the cement plant sold 652,000 tons of cement.   In December
2002, the Florida Department of Environmental Protection issued a permit that increased production limits from 750,000 tons of cement per year to 840,000
tons per year.   The issuance of the permit is subject to appeal.   During mid
fiscal 2003, a new competitor will begin operations of a cement plant in north Florida with a yet to be seen impact on the market.

Due to dramatically increasing insurance premiums for automobile and general liability insurance programs, the Company has increased its self-insurance retention $2,000,000 for general liability and to $3,000,000 for
automobile liability.   In addition, the Company has formed a captive insurance
company and will pay premiums to the captive insurance company to insure the claims up to $3,000,000. Assuming no significant deterioration in the Company's loss experience, this higher risk retention should result in a lower cost to the Company than outside insurance.

 Fuel Oil Price Risk.   To manage the impact on operations of an increase
in the price of diesel fuel the Company hedged a portion of the projected
annual diesel fuel requirements for fiscal 2003.   A heating oil derivative
contract was entered into because heating oil prices have a high correlation to
diesel fuel prices.   The intent was to reduce the risk of increasing diesel
fuel prices.   In September 2002, a one-time payment of $270,000 was made to purchase a contract that would reimburse the Company if the average monthly
price of heating oil exceeds 85 cents for any month during fiscal 2003.   This
contract was for approximately 55% of our diesel fuel requirements.

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



Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                         First            Second            Third          Fourth
                     2002     2001     2002    2001    2002   2001      2002    2001
Total sales,      $ 178,613 166,717  170,677 166,841 189,803 194,470 184,631  187,667
 including freight
Gross profit      $  42,753  36,709   38,928  39,303  48,317  49,544  46,292   42,956

Operating
 Profit           $  24,496  19,430   20,087  19,922  29,982  30,613  29,070   24,240

Income before
 income taxes     $  25,068  16,711   19,009  19,470  29,869  29,255  32,374   41,484

Net income        $  16,244  10,829   12,318  12,616  19,355  18,957  20,978   26,882

Per common share:
    Basic EPS     $     .58     .39      .43     .45     .67     .67     .73      .95
    Diluted EPS   $     .56     .38      .43     .44     .66     .66     .72      .93
    Cash dividend $    .085    .083     .085    .083     .10    .083     .10     .085
    Market price:
        High      $   38.78   26.69    43.59   30.68   44.13   33.18   37.73    37.67
        Low       $   27.70   21.12    34.59   23.69   34.56   24.17   29.57    26.07

(a)	Included in the fourth quarter of 2001 is a pre-tax gain of $18,028,000
on the settlement of a claim.   See Note 12 to the Consolidated Financial
Statements.




Independent Auditors' Report

To the Board of Directors and Shareholders
Florida Rock Industries, Inc.

We have audited the accompanying consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
November 11, 2002





Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                 2002       2001       2000

Net sales                                     $707,459    696,590    647,753
Freight revenues                                16,265     19,105     17,846
    Total sales                                723,724    715,695    665,599

Cost of sales                                  531,287    528,078    500,006
Freight expense                                 16,147     19,105     17,846
    Total cost of sales                        547,434    547,183    517,852

Gross profit                                   176,290    168,512    147,747
Selling, general and administrative expenses    72,655     74,307     66,281

Operating profit                               103,635     94,205     81,466
Interest expense                                (3,862)    (9,891)    (8,750)
Interest income                                  1,450        365        387
Gain (loss) on sales of assets                   2,812     19,866     17,726
Other income, net                                2,285      2,375      1,324
Income before income taxes                     106,320    106,920     92,153
Provision for income taxes                      37,425     37,636     32,439

Net income                                   $  68,895     69,284     59,714

Earnings per common share:
    Basic                                        $2.42       2.47       2.14
    Diluted                                      $2.38       2.42       2.10

Weighted average number of shares used in
 computing earnings per common share:
    Basic                                       28,415     28,007     27,889
    Diluted                                     28,953     28,620     28,451


See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Balance Sheets September 30
(Dollars in thousands)
                                                     2002               2001
Assets
Current assets:
  Cash and cash equivalents                       $  3,845              29,108
  Accounts receivable, less allowance for
   doubtful accounts of $1,694 ($1,993 in 2001)     82,919              90,491
  Inventories                                       31,571              30,698
  Prepaid expenses and other                          8252               5,961

          Total current assets                     126,587             156,258
Other assets                                        61,326              35,040
Goodwill, at cost less accumulated amortization
  of $8,590                                         54,702              54,672
Property, plant and equipment, at cost:
  Land                                             168,512             160,899
  Plant and equipment                              764,653             739,495
  Construction in process                           10,860              18,521
                                                   944,025             918,915
  Less accumulated depreciation and depletion      453,291             409,765
          Net property, plant and equipment        490,734             509,150
                                                 $ 733,349             755,120
Liabilities and Shareholders' Equity
Current liabilities:
  Short-term notes payable to banks              $   6,900                   -
  Accounts payable                                  42,521              42,583
  Dividends payable                                  2,861               2,406
  Federal and state income taxes                     2,557                  -
  Accrued payroll and benefits                      18,060              17,213
  Accrued insurance reserves, current portion        3,331               2,678
  Accrued liabilities, other                        10,564              12,245
  Long-term debt due within one year                   387               9,145
          Total current liabilities                 87,181              86,270

Long-term debt                                      43,695             138,456
Deferred income taxes                               62,430              55,298
Accrued employee benefits                           17,026              16,788
Long-term accrued insurance reserves                 8,281               7,258
Other accrued liabilities                            4,089               4,852

Commitments and contingent liabilities
  (Notes 11, 15 and 16)
Shareholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -                   -
  Common stock, $.10 par value;
       50,000,000 shares authorized, 28,578,383
       shares issued (28,461,927 shares in 2001)     2,858               2,846
  Capital in excess of par value                    15,902              15,274
  Retained earnings                                491,887             433,531
  Less cost of treasury stock;
    (223,902 shares in 2001)                             -              (5,453)
         Total Shareholders' equity                510,647             446,198
                                                $  733,349             755,120

See accompanying notes.




Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows  Years ended September 30
(Dollars in thousands)
                                                     2002     2001      2000
Cash flows from operating activities:
  Net income                                      $ 68,895   69,284   59,714
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       66,152   62,603   51,960
     Deferred income taxes                           5,538   20,777    2,002
     Gain on disposition of property, plant and
       equipment and other assets                   (5,276) (21,657) (19,341)
     Net changes in operating assets and
       liabilities:
       Accounts receivable                           7,279   (7,127)  (3,748)
       Inventories                                    (872)   2,331   (7,304)
       Prepaid expenses and other                     (698)    (837)  (1,144)
       Accounts payable and accrued liabilities      2,672   (3,543)   7,877
     Other, net                                        361    1,040      644
Net cash provided by operating activities          144,051  122,871   90,660

Cash flows from investing activities:
  Purchase of property, plant and equipment        (49,806) (68,942)(107,271)
  Proceeds from the sale of property, plant and
    equipment                                        8,658   28,549   12,104
  Additions to other assets                        (27,938)  (8,531) (15,589)
  Proceeds from the disposition of other assets          -        -   33,766
  Business acquisitions, net of cash acquired            -  (18,040) (29,957)
  Additions to notes receivable                       (150)  (1,060)     (77)
  Collection of notes receivable                       532      322       23
Net cash used in investing activities              (68,704) (67,702)(107,001)

Cash flows from financing activities:
  Proceeds from long-term debt                       4,182   11,380  143,808
  Net increase (decrease) in short-term debt         6,900   (2,500) (31,002)
  Repayment of long-term debt                     (107,701) (35,364) (79,225)
  Exercise of employee stock options                 8,500    7,583    1,789
  Issuance of stock                                      -        -      144
  Repurchase of Company common stock                (2,407)  (1,215) (12,060)
  Payment of dividends                             (10,084)  (9,317)  (7,467)
Net cash provided by(used in)financing activities (100,610) (29,433) 15,987 Net increase (decrease) in cash and cash
  Equivalents                                      (25,263)  25,736     (354)

Cash and cash equivalents at beginning of year      29,108    3,372    3,726
Cash and cash equivalents at end of year           $ 3,845   29,108    3,372

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $ 6,291    7,624    9,143
     Income taxes                                  $22,160   19,625   27,423
  Noncash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                   $    31       93      166
       Issuing debt                                $     -      122      480
     Additions to receivables from sale of
       property, plant and equipment               $    75        -        -
     For purposes of the statement of cash flows, all highly liquid debt instruments with maturities of three months or less at the time of purchase are considered to be cash equivalents.


See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity Years ended September 30

(Dollars in thousands except share and per share amounts)

                                        Capital in
                       Common Stock     Excess of    Retained   Treasury Stock
                     Shares    Amount   Par Value    Earnings   Shares  Amount


Balance at October
1, 1999             28,461,927 $2,846    17,300     321,832 (163,842) (3,720)

Shares purchased
 for treasury                                               (549,708)(12,060)
Exercise of stock
 options                                (1,340)              111,450   2,489
Shares issued                                                  6,547     144
Tax benefit on stock
 options exercised                         640
Net income                                           59,714
Cash dividend ($.283
 share)                                              (7,896)
Balance at September
 30, 2000           28,461,927  2,846   16,600      373,650 (595,553)(13,147)

Shares purchased
 for treasury                                                (41,187) (1,215)
Exercise of stock
 Options                                (4,606)              412,838   8,909
Tax benefit on stock
 options exercised                       3,280
Net income                                           69,284
Cash dividend ($.335
 share)                                              (9,403) _______   _____
Balance at September
 30, 2001           28,461,927  2,846   15,274      433,531 (223,902) (5,453)


Shares purchased       (57,913)    (6)  (2,397)                  (78)     (4)
Exercise of stock
 Options               174,369     18   (1,531)              223,980   5,457
Tax benefit on stock
 options exercised                       4,556
Net income                                           68,895
Cash dividend ($.37                                 (10,539)
 per share)
Balance at September
 30, 2002                                                    _______   _____
                    28,578,383 $2,858   15,902      491,887        -       -
See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Accounting policies. CONSOLIDATION - The consolidated financial statements include the accounts of Florida Rock Industries, Inc. and its more than 50% owned subsidiaries and joint ventures (the "Company"). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation. Investments in joint ventures 50% owned are accounted for under the equity method of accounting.

  INVENTORIES - Inventories are valued at the lower of cost or market. Cost for parts and supplies inventory at the cement plant are determined under the first-in, first-out (FIFO) method. Cost for other inventories is determined under the last-in, first-out (LIFO) and average cost methods.

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

  GOODWILL - In July 2001, the FASB issued two statements, Statement No. 141, "Business Combinations," (SFAS 141) and Statement No. 142, "Goodwill and Other
Intangible Assets" (SFAS 142).   The two statements modify the method of
accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets.

   SFAS 142 was adopted effective October 1, 2001.   As a result, goodwill is
no longer amortized, but reviewed for impairment annually, or more frequently
if certain indicators arise.   The transitional impairment tests have been
completed and no impairment of goodwill resulted. Had goodwill been accounted for under SFAS 142 for all periods presented, net income and earnings per share would have been as follows:

                                             2002       2001      2000

      Reported net income                  $ 68,895    69,284    59,714
      Add back goodwill
        amortization, net of tax                  -     1,268     1,120
      Pro forma adjusted net income        $ 68,895    70,552    60,834

      Basic earnings per share:
        Reported net income                $   2.42      2.47      2.14
        Goodwill amortization, net tax            -       .05       .04
        Pro forma basic earnings
          per share                        $   2.42      2.52      2.18
      Diluted earnings per share:
        Reported net income                $   2.38      2.42      2.10
        Goodwill amortization net of tax          -       .05       .04
        Pro forma diluted earnings
          per share                        $   2.38      2.47      2.14

  VALUATION OF LONG-LIVED ASSETS - Long-lived assets   are periodically
reviewed for potential impairment.   If this review indicates that the carrying
amount of the asset may not be recoverable, estimates of the future cash flows
expected with regards to the asset and its eventual disposition are made.   If
the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss based on the fair value of the asset is recorded.

  INCOME TAXES - The Company uses an asset and liability approach to financial reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement carrying values and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income.

  EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") are based on the weighted average number of common shares outstanding during the period.
Diluted EPS are based on the weighted average number of common shares outstanding and potential dilution of securities that could share in earnings. The only difference between basic and diluted shares used for the calculation is the effect of employee stock options.



  CONCENTRATIONS OF CREDIT RISK - The Company's operations are located within the Southeastern United States. It sells construction materials and grants credit to customers, substantially all of whom are related to the construction industry.

  RECLAMATION - The estimated cost of reclamation is accrued over the life of the deposit based on tons sold in relation to total estimated tons of reserves.
Expenditures to reclaim land are charged to the reserve as paid.   As of
October 1, 2002, the Company will be adopting SFAS 143.   See New Accounting
Pronouncements.

  HEDGE ACCOUNTING - SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities" has been adopted.   This statement requires companies to
record derivatives on the balance sheet as assets and liabilities measured at
fair value.   Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. During September 2002, a heating oil derivative contract was purchased. The change in value between the date purchased and September 30, 2002 was a loss in the amount of $72,000.

  RISK INSURANCE - During fiscal 2002, the Company had a $500,000 self-insured retention per occurrence in connection with its workers' compensation and
general liability insurance programs.   For automobile liability, the Company
was self-insured for the first $500,000 and losses in excess of $1,000,000 but less than $2,000,000 per occurrence. ("Risk Insurance"). The Company accrues monthly its estimated cost in connection with its portion of its Risk Insurance losses. Claims paid are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.

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

  NEW ACCOUNTING REQUIREMENTS - In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

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

The provisions of Statement No. 143 will be adopted as of October 1, 2002 for the first quarter ending December 31, 2002. All legal obligations for asset
retirement obligations, if any, must be identified and   the fair value of
these obligations must be determined as of October 1, 2002.   The determination
of fair value is complex and requires gathering market information and development of cash flow models. Additionally, a process to track and monitor these obligations must be developed. These determinations are still in process and it is not practicable for management to estimate the impact of adopting
this statement at the date of this report.   Currently the cost to reclaim
quarry sites is accrued based on the number of tons mined during the period. During 2002, 2001, and 2000 accrual for reclamation costs was $672,000,
$1,399,000 and $851,000, respectively.   At September 30, 2002 the liability
recorded for reclamation totaled $7,208,000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or
Disposal of Long-Lived Assets".   This statement supersedes SFAS No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
to be Disposed of".   SFAS No. 144 retains the fundamental provisions of SFAS
No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be
disposed of by sale.   SFAS No. 144 will be adopted October 1, 2002 and will
not have an effect on the financial statements.



In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria
of Accounting Principles Board No. 30 "Reporting Results of Operations."   This
statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing
pronouncements.   The Company adopted SFAS No. 145 on July 1, 2002.   The
Statement did not have a material impact on the consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated
with Exit or Disposal Activities."   This statement nullifies Emerging Issues
Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including Certain
Costs Incurred in a Restructuring)."   This statement requires that a liability
for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit
plan.   The Company is required to implement SFAS No. 146 on January 1, 2003.
Management has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

2. Acquisitions.   On June 9, 2000, the purchase of the concrete, block and
sand operations of privately held Southern Concrete Construction Company
located in Albany, Georgia was completed for $30.0 million in cash.   The
transaction included the acquisition of eleven ready mix concrete plants in southwest Georgia and one in Tallahassee, Florida, two concrete block plants
and two sand mines in southwest Georgia.   Subsequently two ready mix plants
were sold to third parties and   one plant in Georgia was swapped for a plant
in Florida.

This acquisition was accounted for under purchase accounting with the purchase price allocated to the acquired assets and assumed liabilities based on
estimated fair market values.   The assets of Southern Concrete that were sold
were recorded at sales prices. The excess of the purchase price over the fair market value of the assets acquired and liabilities assumed amounted to $5,087,000 and was to be amortized over 20 years. Amortization was discontinued with the adoption of SFAS 142.

On September 24, 2001, all of the common stock of American Materials
Technology, LLC was acquired for approximately $24.3 million.   This
acquisition was accounted for under the purchase method of accounting in
accordance with SFAS 141.   The purchase price was allocated to the acquired
assets and liabilities based on estimated fair market values. The amount allocated to property, plant and equipment was $16,403,000. The excess of the purchase price over the fair market value of the assets acquired and liabilities assumed amounted to $6,885,000 and is not being amortized in accordance with SFAS 142.

Proforma results of these acquisitions assuming they were consummated at the beginning of 2001 and 2000 would not be materially different from the results reported.

3. Transactions with related parties. As of September 30, 2002 six of the Company's directors were also directors of Patriot Transportation Holding, Inc. ("Patriot"). Such directors own approximately 45.9% of the stock of Patriot and 27.9% of the stock of the Company. Accordingly, Patriot and the Company are considered related parties.

   Patriot, through its transportation subsidiaries, hauls diesel fuel and other supplies for the Company. Charges for these services are based on prevailing market prices.

   Other wholly owned subsidiaries of Patriot lease certain construction aggregates mining and other properties and provide construction management services to the Company.

   The Company paid rents, royalties, construction, management services, and transportation charges to subsidiaries of Patriot totaling $6,944,000 in 2002, $8,086,000 in 2001 and $7,178,000 in 2000.

   At September 30, 2002 the Company had net accounts payable to Patriot of $68,000 and at September 30, 2001 had net accounts payable to Patriot of $162,000.

      The Company furnishes certain management, legal and administrative
services   to Patriot and its subsidiaries    Charges for these services were
$463,000 in 2002, $527,000 in 2001 and $582,000 in 2000.

   In November 2000, the Company purchased two parcels of land for $2,607,000
from Patriot.   The transaction, including the purchase price, was reviewed and approved on behalf of the Company by a committee of independent directors after obtaining independent appraisals.

   In February 2002, the Company agreed to purchase for $15,000,000 a parcel of
land currently leased by the Company from Patriot.   Closing is subject to a
title search and surveys and may occur within 45 days of Patriot giving notice to the Company to close or subsequent to June 30, 2003 within 45 days of either party giving notice to close. If the Company fails to close by December 31, 2003, at no fault of Patriot, Patriot may retain the binder deposit and be
under no further obligation to close.   The Company has the right to terminate
the agreement if the consummation of the purchase would cause a default under
its loan agreement.   The agreement was reviewed and approved by a committee of
independent directors after obtaining independent appraisals.

   In April 2002, the Company purchased for $67,000 a parcel of land in which an officer had an undivided 12/15ths interest.

4. Inventories. Inventories at September 30 consisted of the following (in thousands):

                                           2002            2001
Finished products                       $ 21,473          20,559
Raw materials                              4,094           5,305
Work in progress                           1,450           1,067
Parts and supplies                         4,554           3,767
                                        $ 31,571          30,698

   The excess of current cost over the LIFO stated values of inventories was $4,293,000 and $5,463,000 at September 30, 2002 and 2001, respectively.

5. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           2002            2001
Investment in and advances
  to joint ventures                     $ 16,978          15,295
Real estate                                2,511           2,511
Restricted cash                            2,874               -
Other                                     38,963          17,234
                                        $ 61,326          35,040

6. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           2002            2001
Unsecured notes:
  7.5%-10% notes                        $    158             196
  Revolving credit agreements                  -         100,000
Industrial development
  revenue bonds                           21,550          21,550
Secured note of consolidated
   joint venture                          21,191          17,401
7% - 12% and 1% over prime secured
  notes and contracts                      1,183           8,454
                                          44,082         147,601
Less portion due within
    one year                                 387           9,145
                                        $ 43,695         138,456




   Of the industrial development revenue bonds at September 30, 2002, $7,550,000 is due between 2005 and 2021. The bonds provide for quarterly interest payments between 68.0% and 71.5% of prime rate (4.75% at September 30, 2002). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the
Company during the following fiscal years:   $700,000 in 2005; $1,100,000 in
2006 and $3,375,000 in 2007. The bonds are collateralized by certain property, plant and equipment having a carrying value of $234,000 at September 30, 2002. In addition, the bonds are collateralized by certain properties of
Patriot having a carrying value at September 30, 2002 of  $981,000.   The
remaining $14,000,000 of industrial revenue bonds is due in 2022, and is secured by a letter of credit. The interest rate on these bonds is a variable
rate established weekly.   For fiscal 2002, this rate averaged 1.6%.

  The secured note of a consolidated joint venture is secured by the assets of the joint venture and is guaranteed by each joint venture partner based on their percentage of ownership in the joint venture and is due in January 2010. The note bears interest at 62.5 basis points over the London Interbank Offered Rate.

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $17,871,000 at September 30, 2002 and are payable in installments through 2011.

  The aggregate amount of principal payments due subsequent to September 30, 2002, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 2003 - $387,000; 2004 - $234,000; 2005 - $760,000; 2006 - $1,164,000; 2007 - $3,443,000 and
subsequent years - $38,094,000.

  The Company has a revolving credit facility, which is syndicated through a group of five commercial banks under which it may borrow up to $200,000,000.
The credit facility expires on June 28, 2005.   Interest is currently payable
at 62.5 basis points over the London Interbank Offered Rate.   A commitment
fee is paid on the unused portion of the total credit.   At September 30,
2002, no borrowings were outstanding under the credit agreement.

  The credit agreement contains financial covenants requiring maintenance of certain debt to total capitalization and interest coverage ratios. In addition, the covenants restrict activities regarding investments, leasing and
borrowing and payment of dividends.   As of September 30, 2002,  $143,115,000
of consolidated retained earnings was not restricted as to payment of cash dividends. At September 30, 2002, the Company was in compliance with all covenants contained in the credit agreement.

  The Company also has available short-term lines of credit from three banks
aggregating $45,000,000.   At September 30, 2002, $6,900,000 was outstanding.
Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates on such borrowings for fiscal 2002 and 2001 were 2.5% and 5.2%, respectively.

  Capitalized interest cost on qualified construction projects amounted to $51,000 in 2002; $9,000 in 2001; and $1,327,000 in 2000.



7. Preferred Shareholder Rights Plan. On May 5, 1999, the Board of Directors declared a dividend of two preferred share purchase rights (a "Right") for each three outstanding shares of common stock. The dividend was paid on June
11, 1999.   Each right entitles the registered holder to purchase from the
Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (The "Preferred Shares"), at a price of $145 per one one-hundredth of a Preferred Share, subject to adjustment.

   In the event that any Person or group of affiliated or associated Persons (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Company's outstanding common stock, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.
An Acquiring Person excludes any Person or group of affiliated or associated Persons who were beneficial owners, individually or collectively, of 15% or more of the Common Shares on May 4, 1999.

   The rights will initially trade together with the common stock and will not
be exercisable.   However, if an Acquiring Person acquires 15% or more of the common stock the rights may become exercisable and trade separately in the
absence of future board action.   The Board of Directors may, at its option,
redeem all rights for $.01 per right, at any time prior to the rights becoming exercisable. The rights will expire September 30, 2009 unless earlier redeemed, exchanged or amended by the Board.

8. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2002, 514,740 shares of common stock were available for future grants.

Option transactions for the fiscal years ended September 30 are summarized as follows:
                            2002              2001                2000
                               Average            Average             Average
                      Options  Price(1)  Options  Price(1)  Options   Price(1)
Shares under option:
  Outstanding at
   beginning of year 1,628,213   14.08  1,680,451   11.21  1,683,751    10.29
  Granted              264,100   32.10    362,400   23.09    116,250    24.27
  Exercised           (398,480)   9.85   (412,838)  10.30   (111,450)   10.31
  Canceled             (16,240)  23.27     (1,800)  10.94     (8,100)   18.34

Outstanding at end of
  year               1,477,593   18.34  1,628,213   14.08  1,680,451    11.21
Options exercisable at
  end of year          875,235            999,600          1,069,350
(1) Weighted average exercise price
The following table summarizes information concerning stock options outstanding at September 30, 2002.
                         Options          Options          Remaining
Exercise Price         Outstanding      Exercisable          Life
$  10.9375               782,013          782,013          4.5 years
   24.25                  95,670           25,920          7.3 years
   22.875                261,510           52,302          8.2 years
   23.9167                75,000           15,000          8.3 years
   32.10                 263,400                -          9.3 years

   Total               1,477,593          875,235



Remaining non-exercisable options as of September 30, 2002 become exercisable as follows: 2003 - 143,232, 2004 - 143,232, 2005 - 143,232, 2006 - 119,982
and 2007 - 52,860.

  Options granted have been at a price equal to the fair market value of common stock on the dates of grant. The options expire ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one-year waiting period from the date of grant.

  If compensation cost for stock option grants had been determined based on the Black-Scholes option pricing model value at the grant date for options awarded since October 1, 1996 consistent with the provisions of SFAS No. 123, net income, basic and diluted earnings per share would have been (in thousands, except per share amounts):
                                2002        2001        2000

Pro forma net earnings     $   67,447      68,009      58,896
Pro forma basic earnings
   per share               $     2.37        2.43        2.11
Pro forma diluted earnings
   per share               $     2.33        2.38        2.07

The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The fair value of options granted in 2002 was estimated to be $13.05 on the date of grant using the following assumptions; dividend yield of 1.1%, expected volatility of 34.9%, risk free interest rate
of 4.7% and expected lives of 7 years.   The weighted average fair value of
options granted in fiscal 2001 was estimated to be $11.52 on the dates of grant using the following assumptions; dividend yield of 1.5%, expected volatility of
49.2%, risk free interest rate of 5.3% and expected lives of 7 years.   In
fiscal 2000, the face value was estimated to be $10.24 on the date of grant using the following assumptions; dividend yield of 1.1%, expected volatility of 31.2%, risk-free interest rate of 6.7% and expected lives of 7 years.


9. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):

                                      2002          2001            2000
Current:
  Federal                          $ 27,101        14,120          25,776
  State                               4,786         2,739           4,661
                                     31,887        16,859          30,437
Deferred                              5,538        20,777           2,002
  Total                            $ 37,425        37,636          32,439

   A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):
                                      2002          2001            2000
Amount computed at statutory
  Federal rate of 35%              $ 37,212        37,421          32,254
Effect of percentage depletion       (3,730)       (3,782)         (3,160)
State income taxes (net of Federal
  income tax benefit)                 3,615         3,700           3,185
Other, net                              328           297             160
Provision for income taxes         $ 37,425        37,636          32,439



   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below (in thousands):
                                      2002          2001
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $  68,396        64,120
 Other                                4,692         3,270
  Gross deferred tax liabilities     73,088        67,390

Deferred tax assets:
 Insurance reserves                   3,606         3,806
 Other accrued liabilities            8,058         8,779
 Other                                3,591         2,510
 Gross deferred tax assets           15,255        15,095
Net deferred tax liability        $  57,833        52,295

10. Employee benefits. The Company and its subsidiaries have a number of retirement plans which cover substantially all employees.

   Certain subsidiaries have a noncontributory defined benefit retirement plan covering certain employees. The benefits are based on years of service and the employee's highest average compensation for any five (or in the case of one subsidiary three) consecutive years of service. Plan assets are invested in mutual funds, listed stocks and bonds and cash equivalents. The Company's funding policy is to fund annually within the limits imposed by the Employee Retirement Income Security Act.

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                            2002        2001            2000
Service cost-benefits earned during
  the period                             $   207         209             254
Interest cost on projected benefit
  obligation                               1,366       1,350           1,361
Return on assets                          (2,223)     (2,388)         (2,394)
Amortization of net asset and prior
  service cost                               (92)        (93)            (93)
Net periodic pension income             ($   742)     (  922)          ( 872)

   Assumptions used in determining the net periodic pension cost (income) are discount rate of 6.5% for 2002, 7.5% for 2001 and 7.75% for 2000; rate of increase in compensation levels of 4.5% for 2002 and 5% for 2001 and 2000 and expected return on assets of 8% for 2002 and 9% for 2001 and 2000.

  The following table provides for the retirement plan a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                           2002          2001

Change in benefit obligation
  Balance beginning of year              $18,935        18,955
  Service cost                               207           209
  Interest cost                            1,366         1,350
  Actuarial loss (gain)                    1,688          (410)
  Amendments                                  29             -
  Benefits paid                           (1,234)       (1,169)

  Balance end of year                    $20,991        18,935

Change in plan assets
  Balance beginning of year              $24,888        24,809
  Actual return on assets                   (535)        1,367
  Expenses                                  (113)         (119)
  Benefits paid                           (1,234)       (1,169)

  Balance end of year                    $23,006        24,888

Funded status                            $ 2,015         5,953
Unrecognized net actuarial loss (gain)     1,698        (2,861)
Unrecognized net obligation                 (173)         (259)
Unrecognized prior service cost               60            25

Prepaid benefit cost                     $ 3,600         2,858

   Union employees are covered by multi-employer plans not administered by the Company. Payments of $145,000, $150,000 and $140,000 were made to these plans during fiscal 2002, 2001 and 2000, respectively.

   Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $10,290,000 in 2002; $8,756,000 in 2001 and $7,189,000 in 2000.

   The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. Life insurance on the lives of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2002, 2001 and 2000 was $2,136,000, $2,041,000, $1,934,000, respectively.



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

   The following table for the retiree health care plan provides a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                            2002        2001
 Change in benefit obligation
   Balance beginning of year             $ 2,244        2,119
   Service cost                               86           95
   Plan participant contributions            104          115
   Interest cost                             138          158
   Amendments                                100            -
   Actuarial gain (Loss)                    (163)         174
   Benefits paid                            (282)        (417)
   Balance end of year                   $ 2,227        2,244

 Change in plan assets
   Balance beginning of year             $     0            0
   Employer contributions                    178          302
   Plan participant contributions            104          115
   Benefits paid                            (282)        (417)
   Balance end of year                   $     0            0

Funded status                            $(2,227)      (2,244)
Unrecognized net gain                       (258)        (129)
Unrecognized prior service cost               81          (16)

Accrued postretirement benefit costs     $(2,404)      (2,389)

     Net periodic postretirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                            2002         2001      2000
Service cost of benefits earned
 during the period                     $      86           95        96
Interest cost on APBO                        138          158       148
Net amortization and deferral                (31)         (15)      (17)
Net periodic postretirement benefit
 cost                                  $     193          238       227

     The discount rate used in determining the Net Periodic Postretirement Benefit Cost and the APBO was 6.5% for 2002, 7.50% for 2001 and 7.75% for 2000.

11. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal 2002, 2001 and 2000 was $5,439,000, $4,896,000 and $4,761,000, respectively.
Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral
leases, at   September 30, 2002 are as follows:  2003-$1,622,000; 2004-
$1,578,000; 2005-$1,239,000; 2006-$842,000; 2007-$671,000; after 2007-
$5,258,000. Certain leases include options for renewal. Most leases require the Company to pay for utilities, insurance and maintenance.



12. Gain (loss) on sale of assets and other income. A gain on the sale of certain real estate, quarry assets and settlement of a claim was $2,812,000 in 2002; $19,866,000 in 2001 and $17,726,000 in 2000. In September 2001 a
claim was settled wherein the Company conveyed 1,560 acres of land in Dade County, Florida in return for proceeds of $21,000,000 and recorded in the fourth quarter a pre-tax gain of $18,028,000. On December 3, 1999, a sand mine and quarry was sold for $33,766,000 in cash and received a pre-tax gain of $17,406,000.

13. Business Segments.

   Three business segments have been identified, each of which is managed
separately along product lines.   All operations are in the Southeastern and
Mid-Atlantic states.   The Aggregates segment mines, processes and sells
construction aggregates.   The Concrete products segment produces and sells
ready mix concrete and other concrete products.   The Cement and Calcium
products segment produces and sells cement and calcium products to customers in Florida, Georgia and Maryland.

   Operating results and certain other financial data for the business segments are as follows (in thousands):
                                                2002       2001      2000
           Net sales, excluding freight
                  Aggregates                 $247,441    231,963   235,036
                  Concrete products           488,276    489,370   452,908
                  Cement and calcium           52,204     51,363    24,807
                  Intersegment sales          (80,462)   (76,106)  (64,998)

                  Total revenues             $707,459    696,590   647,753

           Operating profit
                  Aggregates                 $ 57,159     50,844    49,831
                  Concrete products            46,047     44,559    44,969
                  Cement and calcium           12,875     14,278     4,151
                  Corporate overhead          (12,446)   (15,476)  (17,485)

                  Total operating profit     $103,635     94,205    81,466

           Identifiable assets, at year end
                  Aggregates                 $325,395    330,174   309,658
                  Concrete products           218,052    222,781   211,903
                  Cement and calcium          115,326    122,491   121,181
                  Unallocated corporate assets 53,752     35,271    33,420
                  Cash items                    3,846     29,108     3,372
                  Investments in affiliates    16,978     15,295    10,511

                  Total identifiable assets  $733,349    755,120   690,045



            Depreciation, depletion and
               amortization
                  Aggregates                 $ 28,482     27,835    24,715
                  Concrete products            23,124     22,039    18,427
                  Cement and calcium            8,970      7,869     5,413
                  Other                         5,576      4,860     3,405
                  Total depreciation, depletion
                    and amortization         $ 66,152     62,603    51,960

            Capital expenditures
                  Aggregates                 $ 17,843     43,174    50,059
                  Concrete products            25,312     30,671    52,843
                  Cement and calcium            4,443      7,513    20,132
                  Other                         2,239      4,253     4,566

                  Total capital expenditures $ 49,837     85,611   127,600


14. Fair values of financial instruments. At September 30, 2002 and 2001 the carrying amounts reported in the balance sheets for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair values. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2002 the carrying amount and fair value of such other long-term debt was $1,340,000 and $1,330,000, respectively. At September 30, 2001 the carrying amount and fair value of such other long-term debt was $1,550,000 and $1,602,000, respectively.

15. Contingent liabilities. In November 2000, the United States Environmental Protection Agency through the offices of the United States Attorney for the District of Columbia commenced an investigation of DC Materials, Inc. and Cardinal Concrete Company, both subsidiaries of Florida Rock Industries, Inc., with respect to a parcel of real property leased by DC Materials, Inc. in the
District of Columbia.   The investigation consists of looking into possible
violations of the Clean Water Act in connection with the discharge of runoff water at the aforementioned site. Florida Rock Industries and its subsidiaries are cooperating fully with the investigation, which is still continuing. Based in part on advice of counsel in the opinion of management, the outcome is not expected to have a material adverse effect on the Company' consolidated financial statements.

A lawsuit was filed by three national environmental groups on August 20, 2002 challenging federal agency decisions to authorize continued limestone mining in
Miami-Dade County, Florida "Lake Belt."   Specifically, the environmental
plaintiffs challenge the U.S. Army Corps of Engineers' ("the Corp") April 2002 decision to issue twelve new mining permits pursuant to Section 404 of the federal Clean Water Act, and the U.S. Fish and Wildlife Service's June 2001 decision not to require formal consultation under the federal Endangered
Species Act regarding those permits.   The environmental plaintiffs claim that
the two federal agencies violated the Clean Water Act, the Endangered Species Act, the Migratory Bird Treaty Act, and the National Environmental Policy Act. They ask the court to set aside the April 2002 permits and to enjoin the Corps from "authorizing any further mining within the Lake Belt project area unless and until the Corps fully complies with the requirements of the Clean Water Act, Migratory Bird Treaty Act, and National Environmental Policy Act."

The mining companies holding the April 2002 permits were not named as defendants in the lawsuit by the environmental plaintiffs; however, since the mining companies would be adversely affected if the environmental group were to obtain all of the relief they seek, on September 18, 2002, two Motions to Intervene were filed on behalf of several of the mining companies, including the Company. The court has not yet ruled on the Motions to Intervene.

The Company is unable to assess at this time, with any degree of certainty, the impact on the Company and its future financial performance of an adverse judgment in this lawsuit.

On January 25, 1999 the City Commissioners of Newberry, Florida voted 4-0 to
annex the Company's cement plant site into the city.   The Company anticipates
that future land use and zoning matters relating to the cement plant will be
under the jurisdiction of the City of Newberry.   The annexation of the land
into the town of Newberry has been challenged by an individual, though the
Company is not party to the litigation.   In addition, various cases have been
filed challenging amendments to the City of Newberry's comprehensive plan. The
Company is not a party to the litigation.   Alachua County has filed suit to
seek to enforce the terms of the Developer's Agreement between the County and
the Company.   This action does not claim damages against the Company.   On
November 15, 2001, final summary judgment was entered in the Company's favor
dismissing the County's complaint.   The decision was appealed and that appeal
is still pending.

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



The Company has an 8% investment in a joint venture.   In conjunction with its
investment agreement, the Company has guaranteed 8% of the revolving credit
agreement of the joint venture.   The maximum amount of the loan is
$20,000,000. At September 30, 2002, $1,650,000 was outstanding of which the Company's guarantee was $137,500.

16. Commitments. At September 30, 2002, the Company had placed orders and was committed to purchase equipment costing approximately $8,862,000.



Directors and Officers

Directors

Edward L. Baker (1)(4)
Chairman of the Board
of the Company

John D. Baker II (1)(4)
President and Chief Executive Officer
of the Company

Thompson S. Baker II
Vice President of the Company

Alvin R. (Pete) Carpenter (2)(3)(4)
Retired Vice Chairman of CSX Corporation

J. Dix Druce, Jr. (2)(4)(5)
Chairman, National P.E.T., Scan LLC

Luke E. Fichthorn III (3)(4)
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Tillie K. Fowler (3)(4)(5)
Partner, Holland & Knight LLP

John D. Milton, Jr. (1)
Executive Vice President, Chief Financial
Officer and Treasurer of the Company

Martin E. Stein Jr. (3)(4)
Chairman and Chief Executive Officer of
Regency Realty Corporation

Francis X. Knott
Chairman of Partners
Management Company, LLC and
Partners Realty Trust, Inc.

C. J. Shepherdson
Vice President of the Company

G. Kennedy Thompson (2)(4)
President and Chief Executive Officer,
Wachovia Corporation

Directors Emeritus

Charles H. Denny III
Investments

Frank M. Hubbard
Chairman of the Board of
A. Friends' Foundation Trust



W. Thomas Rice
Chairman Emeritus of Seaboard
Coast Line Industries, Inc.

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Long Range Planning Committee
(5) Member of the Corporate Governance Committee

Officers

Edward L. Baker
Chairman of the Board

John D. Baker II
President and Chief Executive Officer

John D. Milton, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

C. J. Shepherdson
Vice President
Chairman, Northern Concrete Group

George J. Hossenlopp
President, Florida Concrete Group

Clarron E. Render Jr.
Vice President
President, Northern Concrete Group

Thompson S. Baker II
Vice President
President, Aggregates Group

Wallace A. Patzke Jr.
Vice President, Controller and
Chief Accounting Officer

H. W. Walton
Vice President, Human Resources
and Quality

Scott L. McCaleb
Vice President, Corporate
Development

Dennis D. Frick
Secretary
Corporate Counsel

John W. Green
Assistant Secretary
Director of Corporate Credit



Florida Rock Industries, Inc.

General Office:  155 East 21st Street
Jacksonville, Florida 32206
Telephone:  (904) 355-1781

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 5, 2003, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent

 Wachovia Bank, N.A.
Corporate Trust Client Services NC-1153
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC 28288-1153
Telephone: 1-800-829-8432

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

Shareholders may also obtain copies of reports to the Securities and Exchange Commission on Form 10-K, 10-Q and 8-K by accessing the Company website at
www.FLAROCK.com.   Copies of these reports are available on the website the
same day they are filed with the Securities and Exchange Commission.

37