Form 10-K, Exhibit 13
period 2003-09-30
FLORIDA ROCK INDUSTRIES INC
filed 2003-12-24
CIK 37651

Annual Report 2003

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                               %
                                          2003       2002    Change

Total sales                             $ 746,059    723,724  +   3.1
Gross profit                            $ 188,272    176,290  +   6.8
Operating profit                        $ 112,299    106,447  +   5.5
Income before income taxes              $ 116,308    106,320  +   9.4
Income before accounting change         $  75,601     68,895  +   9.7
Net income                              $  75,934     68,895  +  10.2

Per common share:
  Basic earnings per share
   Income before cumulative effect
   of accounting change                 $   2.64       2.42    +  9.1
   Net income                           $   2.65       2.42    +  9.5
  Diluted earnings per share
   Income before cumulative effect
   of accounting change                 $   2.60       2.38    +  9.2
   Net income                           $   2.61       2.38    +  9.7
  Shareholders' equity                  $  20.00      17.87    + 11.9
  Cash dividend                         $    .40        .37
Return on average shareholders' equity      13.9%      14.4

2003 CORPORATE HIGHLIGHTS

Most profitable year ever

Gross profit increased 6.8% to $188,272,000

Operating profit increased 5.5% to $112,299,000

Diluted earnings per share increased 9.7% to $2.61 per share from $2.38 per share

Shareholders' equity increased to $574,422,000 from $510,647,000

$63,195,000 invested in additional property, plant and equipment including property, plant and equipment acquired in acquisitions

Remarkable progress on efficiency initiatives and process improvements

BUSINESS. The Company is a major basic construction materials company concentrating in the Southeastern and Mid-Atlantic states.

MISSION STATEMENT. Be an excellent construction materials company operating responsibly, focused on customers, relying on dedicated employees to achieve long-term growth and a superior return on investment.

VISION. Be the quality name in construction materials. Through employees continually improving everything we do, we will supply quality materials and superb service for our customers; provide an excellent work place; be an excellent neighbor and environmental steward; operate safe, well maintained and cost effective facilities and equipment; and grow profitably in existing and new markets.




TO OUR SHAREHOLDERS:

Fiscal 2003 began for us on a down note with first quarter earnings coming in at only $.44 per diluted share versus $.56 for the comparable quarter of 2002. While the 2002 first quarter had clearly been enhanced with a spectacular October following the market disruptions associated with 9/11 and excellent construction weather in all of our markets, the first quarter of 2003 clearly showed a slackening of demand particularly in our Mid-Atlantic markets.

Second quarter results were fortunately better on both a year-over-year comparison and quarter-over-quarter comparison with $.56 per diluted share despite lower year-over-year volumes in both concrete and aggregates segments. The second quarter of 2002 had produced only $.43 per diluted share on virtual par with our 2003 first quarter results of $.44 per diluted share. As a result at the mid-point of the fiscal year we were practically even with the 2002 fiscal year results.

Fortunately the third quarter brought better market conditions and we achieved record results of $.79 per diluted share, some 18% better than the third quarter of 2002. More importantly, sales revenues exceeded the previous year's third quarter results in all three segments, suggesting perhaps that we had seen a bottoming out of the declines in commercial construction without any apparent decline in the surprisingly strong levels of residential construction. Highway construction even showed improvement in our Georgia and Florida markets helping to counter-balance the tighter budgets implemented in our Mid-Atlantic States.

In hindsight these third quarter improvements in market conditions proved to be a real trend for the better as our fourth quarter again brought significant increases in revenues in all three segments and another quarter-over-quarter improvement in earnings per diluted share to $.82. We were fortunate in this fourth quarter to be able to announce and close the acquisition of the Port Manatee and Tampa cement grinding and distribution terminals from Lafarge N.A. and these two facilities gave us some immediate contribution all the way to the bottom line.

For the year our net earnings came in at $2.61 per diluted share, a 9.7% improvement over our 2002 results. This significantly improved performance is a tribute to the energy, dedication and resourcefulness of all our Florida Rock team players as volumes in both our aggregates and concrete segments were down year-over-year some 1.6% and 4% respectively. Correspondingly, without the contribution from the revenues of our newly acquired facilities at Port Manatee and Tampa, annual revenues were only up a paltry 1.4%.

On the expense side 2003 brought to Florida Rock the same double digit increases in health insurance costs that most of the rest of the nation was also experiencing. In line with similar national trends in risk insurance costs, our risk expense for the year was up some 16% from 2002 despite our efforts to implement a more aggressive approach to early resolution of claims. These insurance cost increases and higher profit-sharing expenses (resulting from our improved profitability) moved our selling, general and administrative costs to 10.7% of sales in 2003 versus 10.0% of sales in 2002. Obviously keeping this category of expense constant as a percentage of sales is a tall order when sales grow less than 1.5% on a heritage operations basis. We also made this ratio of SG&A costs to sales look worse by taking advantage of a full tax credit offered by the state of Florida with a contribution of $784,000 for kindergarten, elementary and secondary education scholarships for needy youngsters in the communities we serve in Florida. These SG&A costs remain a challenge and focus for us as we move into 2004.

One highlight of fiscal 2003 was certainly the significantly improved performance at our Newberry cement plant. In this our third full year of operations at this facility we finally achieved the production and sales volumes originally planned with some 760,000 sales tons for the year.
Coming off sales volumes of only 640,000 in 2002, these improvements were significant and continued through to the operating profit line where with some small contribution from the newly acquired terminal/grinding facilities we reached almost $22.4 million from about $12.9 million in 2002, an improvement of over 50%! Mr. Gary Sauer joined us in late June to lead our cement and calcium group and he and his team is well-focused on continuing improvements in 2004.

Another 2003 highlight was our successful acquisition of the cement/clinker importation and processing facilities in Port Manatee and Tampa, Florida. While the competitive auction process forced us to pay top value for these properties at just under $125 million, the good news is that they have been immediately accretive to our bottom line and came to us with a seasoned group of talented people who are already contributing to our efforts at continuous improvement. While these operations subject us to new risks involving the international market for cement and ocean-going ships, they complement our existing cement plant by producing and marketing a larger line of specialty cement products and exposing us to a wider customer base within our Florida peninsula markets.

The continued resiliency of residential construction in our Florida markets enabled us to achieve record production and sales volumes of concrete block in 2003 with over 65 million units sold in 2003 compared to almost 55 million in 2002. These block sales were the brightest spot in our concrete segment where ready-mix yardage volumes for the year were down for the second year in a row. In the face of these challenging market conditions the people in our concrete segment deserve special mention as they took the opportunity to refine and improve their business processes -- working diligently to control costs in the slowest periods of the first and second quarters and responding quickly to improvements in demand in the third and fourth. They also successfully deployed our internally-developed dispatch and management software system we call CAB to all but one of our remaining concrete divisions thereby helping to set the stage for further continuous improvement in the future.

During 2003 our aggregates segment began the arduous process of opening our greenfield granite site in Lee County Alabama near the town of Auburn. While this operation alone added almost $2 million of pure expense to our aggregates operations during the year, we were pleased that by year-end a portable plant was in place producing product for both the development of the plant site there as well as the local truck market for aggregate material.
At the same time we stepped up our exploratory efforts in other markets for new greenfield aggregate sites. While these efforts added significant additional expense to our aggregates segment we continue to believe that these new sites will be productive for us down the road as the ability to permit and mine quality reserves becomes more and more difficult.

In August our Board decided to raise our dividend significantly to $.25 per share per quarter from the previous $.10 level. Believing that our strong cash flow could easily sustain this dividend level without restraining our efforts to grow our business, the Board took this significant step in order to enable qualifying shareholders to take advantage of the lowered tax rates on dividends enacted by Congress earlier in the year.

Following the close of the fiscal year our Board took steps to strengthen our Corporate Governance procedures with the adoption at its December meeting of amended charters for the audit and corporate governance committees and a new charter for the compensation committee. Following recommendations of the corporate governance committee the Board also took the action later in December to add two members to the Board. We are certainly pleased and fortunate to have Mr. William Walton joining our Board for the first time. Mr. Walton has enjoyed a very successful career in real estate.

The Corporate Governance committee also recommended to the Board that it accept the tendered resignation of Martin E. Stein, Jr. with regret in order to allow him to focus his director service exclusively on our affiliate, Patriot Transportation, Inc., where he has longer service. In his stead, the Corporate Governance committee also recommended that the Board re-elect Francis Knott following his resignation from the Patriot Transportation Board. Mr. Knott comes back to the Florida Rock Board after only a year of absence and brings to us some serious expertise in our aggregates and concrete segments as well as a long familiarity with our Mid-Atlantic markets. We extend our sincere thanks to Bill Walton and Francis Knott for their willingness to serve this Company and our heartfelt thanks to Martin Stein for his valuable service over these past two years.

This year our Annual Shareholders Meeting will be February 4, 2004, beginning at 9:00 a.m. at our headquarters office in Jacksonville, Florida. Once again we invite each of you to attend in person, as we would enjoy the privilege of meeting you personally at that time.

LOOKING FORWARD

Focusing on 2004 and beyond we have the chance that the trends of volume growth seen in the third and fourth quarters will continue for the first quarter or two of 2004. Certainly our closing in early November on the sale of the balance of our Naples, Florida quarry property to U. S. Home will give us a one time boost to earnings in the neighborhood of some $.28 per share. Top line growth would certainly be welcome but our focus must remain on taking and keeping control of our costs, continuously improving all of our operational and administrative processes and constantly educating and developing the talents of the people who really are the heart and soul of Florida Rock Industries.

As a result of our strong cash flow the past few years, our balance sheet has developed serious strength, and it is this strong cash flow and residual balance sheet strength that gives us our greatest opportunity and our greatest challenge. We will continue our focus to grow internally in all our markets and to develop greenfield sites for our aggregates segment where possible. To this end we have set an aggressive budget target of capital expenditures during 2004 of some $133 million. However, we will still need the opportunity for external growth through acquisition if we are to be able to use the full extent of these resources in the coming years. We will welcome the opportunity for sensible acquisitions where we believe we can achieve the type of returns on our capital that you as shareholders have come to and should expect. We will search aggressively for those opportunities but we will not depart our discipline of expecting double-digit returns on invested capital after tax. Fortunately our nations current tax structure leaves us the alternative opportunity of returning excess cash to our shareholders at reasonable rates in the event acquisitions cannot be made without sacrificing our discipline. Thank you all for the support and confidence you have placed in us.


Respectfully yours,


Edward L. Baker
Chairman of the Board


John D. Baker, II
President and Chief Executive Officer



Operating Review

     Operations. The Company is a major basic construction materials company concentrating its operations in the Southeastern and Mid-Atlantic states. The Company is one of the nation's leading producers of construction
aggregates, ready mixed concrete and concrete block.   The Company also
manufactures Portland cement from Newberry, Florida, calcium products, imports cement and slag into Tampa, Florida which is either sold, blended or ground then sold. It also imports clinker in Port Manatee which is ground into cement and sold.

     Aggregates. The construction aggregates segment currently operates three crushed stone plants, two baserock plants, nine sand plants and one industrial sand plant in Florida. It operates six crushed stone plants, one crushed stone plant through a joint venture and three sand plants in Georgia; one crushed stone plant in Tennessee; two sand and gravel plants and two crushed stone plants in Maryland; and two crushed stone and two sand and gravel plants in Virginia. The Company also has an investment interest in a crushed stone quarry and a sand and gravel mine located in Charlotte County, New Brunswick, Canada. The Company operates aggregates distribution terminals in Woodbridge, Virginia; Norfolk-Virginia Beach, Virginia; Baltimore, Maryland; the Eastern Shore of Maryland; Seaford, Delaware and Washington D.C. In Florida, the Company serves Jacksonville and Central Florida including Orlando and the Polk County markets through unit train distribution terminals. In Central Florida, the Company has two terminals, at Taft and Auburndale, on the CSX rail line. In Georgia, the Company has two terminals at the ports of Brunswick and Savannah. Through a joint venture, the Company has an interest in a distribution terminal in New York City. The Company maintains in excess of 2.5 billion tons of long-term aggregate reserves of sand and stone in Florida, Georgia, Maryland, Tennessee, Virginia and New Brunswick, Canada, which are owned, or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. During fiscal 2003 the Company produced and shipped approximately 37 million tons of aggregates.

     Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Williamsburg, Newport News, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 2003 the Company had 108 ready mixed concrete plants, 11 concrete block plants, and a delivery fleet of 1,297 ready mix and block trucks. Concrete block is sold in the peninsular of Florida and South Georgia.

     Prestressed concrete products for commercial developments and bridge and highway construction are produced from two yards in Wilmington, North Carolina and precast concrete lintels and other building products are produced in Kissimmee, Florida.

     Cement. The Company's cement segment operates one cement plant located in Newberry, Florida and limestone grinding or calcium operations in
Brooksville, Florida and Frederick, Maryland.   During fiscal 2003, the
cement plant sold 773,000 tons of cement.   In June 2002, the Company made
application to the Florida Department of Environmental Protection (FDEP) to expand the production limits from 750,000 tons of cement per year to 840,000
tons per year.   During December 2002, the FDEP issued the permit to increase the production limits to 840,000 tons per year.

Cement and granulate blast furnace slag are imported into Tampa, Florida and
some of the cement sold and the balance is either blended or bagged.   The
slag is ground and either sold or blended and then sold. Clinker, which is an unground cement, is imported into Port Manatee, Florida and is ground into cement and sold.

The limestone grinding plant in Brooksville, Florida provides product for the animal feed industry while the plant in Frederick, Maryland provides product for a manufacturer of roof shingles.






Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                           2003       2002        2001        2000        1999
Summary of Operations
Total sales, including  $ 746,059    723,724     715,695     665,599     596,553
  freight
Gross profit            $ 188,272    176,290     168,512     147,747     132,523
Operating profit        $ 112,299    106,447     114,071      99,192      72,923
Interest expense        $   1,853      3,862       9,891       8,750       1,078
Income before income    $ 116,308    106,320     106,920      92,153      71,848
  taxes
Provision for income    $  40,707     37,425      37,636      32,439      25,291
  taxes
Net income              $  75,934     68,895      69,284      59,714      46,557

Per Common Share
Basic earnings per share$    2.65       2.42        2.47        2.14        1.65
Diluted earnings per
 share                  $    2.61       2.38        2.42        2.10        1.61
Shareholders' equity    $   20.00      17.87       15.80       13.63       11.95
Cash dividend           $     .40        .37        .335        .283        .233

Financial Summary
Current assets          $ 190,094    126,587     156,258     123,348     122,465
Current liabilities     $  95,723     87,181      86,270      80,717     107,566
Working capital         $  94,371     39,406      69,988      42,631      14,899
Property, plant and
 equipment, net         $ 489,778    490,734     509,150     486,544     419,917
Total assets            $ 886,154    733,349     755,120     690,045     604,168
Long-term debt,         $ 118,964     43,695     138,456     163,620      96,989
 excluding current
Shareholders' equity    $ 574,422    510,647     446,198     379,949     338,258

Other Data
Return on average
 shareholders' equity        13.9%      14.4        16.8        16.6        14.6
Return on average capital
 employed                    11.2%      11.3        12.3        12.1        10.4
Additions to property,
 plant and equipment    $  63,195     49,837      85,611     127,600     132,067
Depreciation, depletion
 and amortization       $  63,126     66,152      62,603      51,960      38,497
Weighted average number
 of shares - basic         28,631     28,415      28,007      27,889      28,291
Weighted average number
 of shares - diluted       29,095     28,953      28,620      28,451      28,918
Number of employees at
 end of year                3,127      3,092       3,392       3,243       2,806
Shareholders of record        845        892       1,059       1,136       1,133

(a) Included in operating profit for 2003, 2002, 2001, 2000 and 1999 are gain(loss) on the sale of assets of $3,556,000, $ 2,812,000, $19,866,000,
$17,726,000, and $1,683,000 respectively. See Note 13 to the Consolidated Financial Statements.

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

     Financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect
that weather has on sales and production volume.   Normally, the highest sales
and earnings are attained in the third and fourth quarters and the lowest sales and earnings are attained in the first and second quarters. In addition, quarterly results will be affected by planned maintenance at the cement plant. The Company expenses planned maintenance costs at the cement plant, which can
be significant, when incurred.   Planned maintenance at the cement plant is
scheduled for the first quarter of fiscal 2004 and is expected to result in approximately $2,400,000 of additional maintenance expense in the quarter.
For the first quarter of fiscal 2003, the Company incurred $1,878,000 of planned maintenance expense.

	Fiscal 2003 sales increased 3.1% to $746,059,000 from $723,724,000 for
fiscal 2002.   The operations acquired in August 2003 contributed sales of
$12,534,000.   Excluding the sales of the acquisition, sales would have been
$733,525,000, a 1.4% increase from fiscal 2002.   The fiscal 2003 increase
excluding the acquisition was the result of increased volumes and in sales prices of construction aggregates, increased prices of ready mix concrete, increased volumes and prices of concrete block and building materials and
increased cement volumes.   Partially offsetting these increases were decreased
volumes of ready mix concrete and prices of cement.

     Fiscal 2002 sales increased 1.1% and were $723,724,000 as compared to $715,695,000 for fiscal 2001. The fiscal 2002 increase was the result of increased volumes and prices of construction aggregates and increased prices of
ready mix concrete.   Partially offsetting these increases were decreased
volumes of ready mix concrete and cement.

     For the contribution made to net sales from each business segment, see
Note 14 to the Consolidated Financial Statements.

	Gross profit for 2003 increased 6.8% and gross margin increased to 25.2%
of sales as compared to 24.4% last year.    These increases were due to
construction aggregates and cement gross profit and gross margin improvements
partially offset by a reduction in concrete products.   Construction aggregates
improvements were due to higher sales prices while maintaining the average cost
of producing construction aggregates.   The cement and calcium group
improvement was due to gross profit from the operations acquired in August 2003
and increased volumes at the Newberry cement plant.   The reduction in concrete
products was due to reduced volumes, higher material costs partially offset by
increased sales prices.   Fiscal 2002 includes income of $1,170,000 as a result
of the reduction in the LIFO reserve as compared to an expense of $612,000 for
fiscal 2003.   During fiscal 2003, higher risk and group health insurance depressed gross profit and margin, while lower depreciation expense of $2,294,000 contributed to the improvement in gross profit and margin.

     	Gross profit for 2002 increased 4.6% and gross margin increased to 24.4% of sales as compared to 23.5% in the prior year. These increases were due to higher sales volumes in construction aggregates while implementing cost improvement measures which resulted in a lower average cost of producing
construction aggregates as compared to last year.   In addition, reduction in
fuel costs improved both gross profit and margin.   Fiscal 2002 includes income
of $1,170,000 as a result of the reduction in the LIFO reserve as compared to
an expense of $ 565,000 for fiscal 2001.   The reduction in the LIFO reserve
was   a result of lower production cost related to construction aggregates which lowered fiscal 2002 inventory values and a reduction in inventory quantities. During fiscal 2002, higher risk and group health insurance and depreciation expense depressed gross profit and margin.

	Selling, general and administrative expenses increased 9.5% in 2003. Selling, general and administrative expenses as a percentage of sales were
10.7% for fiscal 2003 as compared to 10.0% for fiscal 2002.   Selling, general
and administrative expenses were increased as a result of higher profit sharing and management incentives programs (which are linked to profitability before real estate gains), a contribution to a state scholarship program which is offset by a credit against state income taxes, higher depreciation expense, new site permitting costs and higher insurance costs.

     Selling, general and administrative expenses decreased 2.2% in 2002. During fiscal 2002, goodwill was not amortized due to the adoption of FASB 142. If goodwill amortization was removed from fiscal 2001 expenses, selling, general and administrative expenses for 2002 would have increased slightly. Selling, general and administrative expenses as a percentage of sales were
10.0% for fiscal 2002 as compared to 10.4% for fiscal 2001.   Excluding
goodwill, selling, general and administrative expenses were lower as a result of reduced legal expenses, reduced expense as a result of payment of policy loans on insurance policies and reduced accounts receivable collection expense.
  These reductions were offset by increased profit sharing, depreciation, selling expenses and risk and group health insurance costs.

	Interest expense for 2003 decreased to $1,853,000 from $3,862,000 in 2002 as a result of reduced debt outstanding on revolving credit agreements and lower interest rates.

     Interest expense for 2002 decreased to $3,862,000 from $9,891,000 in 2001. The decrease in 2002 was due primarily to a decrease in the amount of debt outstanding.

	Interest income increased to $2,512,000 in 2003 from $1,450,000 in 2002. This increase was due to having excess funds available for investment purposes. Other income increased to $3,350,000 in 2003 from $2,285,000 in 2002 primarily as a result of $932,000 improvement in equity in net earnings of affiliates.

	Income tax expenses increased to $40,707,000 in 2003 from $37,425,000. The effective income tax rate in 2003 was 35.0% as compared to 35.2% in 2002. The decrease in the effective income tax rate was primarily due to a state income tax credit for a contribution to a scholarship program.

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

     Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):

                                        2003        2002       2001

Cash and cash equivalents           $   38,135      3,845      29,108
Total debt                          $  119,482     50,982     147,601
Current ratio                         2.0 to 1   1.5 to 1   1.8  to 1
Debt as a percent of
  capital employed                        15.8%       8.2        22.8
Unused revolving credit             $  125,000    200,000     100,000
Unused short-term lines             $   65,000     38,100      45,000

       In 2003, cash provided by operations of $132,578,000, proceeds from long-term debt of $75,808,000, sales of assets of $7,193,000 and proceeds from the exercise of stock options of $3,626,000 were used to purchase $45,451,000 of property, plant and equipment, to repay short-term debt of $6,900,000 and to pay dividends of $11,458,000 and to fund a business acquisition of $124,501,000.

       In 2002, cash provided by operations of $144,051,000, proceeds from long-term debt of $4,182,000, proceeds of short-term debt of $6,900,000, sales of assets of $8,658,000 and proceeds from the exercise of stock options of $8,500,000 were used to purchase $49,806,000 of property, plant and equipment, to repay long-term debt of $107,701,000, to pay insurance policy loans of $18,771,000, to repurchase $2,407,000 of common stock and to pay dividends of $10,084,000.

       The Company expects its 2004 expenditures for property, plant and equipment to be approximately $133,000,000 and depreciation, depletion and amortization to be approximately $65,000,000.

     The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. At September 30, 2003, the Company had placed orders
and was committed to purchase equipment costing approximately $6,480,000.   The
Company has also agreed to purchase three parcels of land from Patriot for $29,638,000.

     In August 2002, the Board of Directors authorized management to repurchase up to $20,000,000 of common stock from time to time as opportunities may arise. No shares have been repurchased under this authorization.

     The Company expects that the Purchase and Put Agreements covering $7,550,000 of the Industrial Revenue Bonds (See Note 7 to the Consolidated Financial Statements) will continue to be amended until the earlier of the final maturity date of the respective bonds or until the project financed by the bonds is terminated. To the extent that the bonds mature or the Purchase and Put Agreements are not extended, the Company will repurchase and/or repay the bonds with borrowings under its revolving credit agreement. The Company believes it will be able to renegotiate its present credit facilities or obtain similar replacement credit facilities when necessary in the future.

	Working capital for fiscal 2003 increased to $94,371,000 from $39,406,000
for fiscal 2002.   The increase was due to the Company committing not to repay
a portion of its revolving credit agreement for a fixed period.   As a result,
excess cash was invested in short-term investments.   In addition, the
acquisition in August 2003 contributed $13,712,000 of working capital.

     Working capital for fiscal 2002 decreased to $ 39,406,000 from $69,988,000 the prior year. At September 30, 2001, the Company had committed not to repay
a portion of its revolving credit agreement for a fixed period.   As a result,
excess cash was invested in short-term investments.   Early in fiscal 2002, the
excess cash was used to repay long-term debt.   Excess cash flow generated in
fiscal 2002 was used to repay the long-term revolving credit facility.   In
addition, at September 30, 2002, the Company borrowed $6,900,000 under short-term lines of credit rather than under the long-term revolving credit facility.

     Based on current expectations, management believes that its internally generated cash flow and access to existing credit facilities are sufficient to meet the liquidity requirements necessary to fund operations, capital requirements, debt service and future dividend payments. At September 30, 2003, there was available $125,000,000 under a long-term revolver and
$65,000,000 available under overnight lines of credit.   In addition, there is
approximately $22,000,000 that could be re-borrowed under insurance policies. It may be necessary to obtain additional levels of financing in the event opportunities arise for the Company to make a strategic acquisition.

     The following table summarizes the Company's contractual obligations,
maturities and commitments.   See Notes 7 and 12 of the Notes to Consolidated
Financial Statements for additional information regarding long-term debt and operating leases.
                                                     There-
                    2004  2005  2006   2007   2008   after    Total

Long-term debt    $  518 77,036 2,778  5,043  4,148  29,959  119,482

Operating leases   1,681  1,357 1,036    707    704   5,077   10,562

	Total       $2,199 78,393 3,814  5,750  4,852  35,036  130,044

          Critical Accounting Policies.	The Consolidated Financial Statements
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

	Intangible assets and goodwill.   In July 2001, the Financial Accounting
Standards Board issued Statement of Financial Accounting Standards No. 142
("SFAS 142"), "Goodwill and Other Intangible Assets."   SFAS 142 requires
companies to cease amortizing goodwill that existed at the time of adoption and establish a new method for testing goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might
reduce the fair value of a reporting unit below its carrying value).   The
Company has determined that it has three reporting units and the annual
impairment test will be performed for these three reporting units.   SFAS 142
also requires that the carrying value of an identifiable intangible asset that has an indefinite life be determined by using a fair value based approach.

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

	Inventory.    Inventory for the aggregates segment on a quarterly basis
is based on internal estimates of production during the period.   Primarily
semi-annually an outside consultant measures the volume of aggregates
inventory.   Aggregates inventory is adjusted to the amounts shown in the report of the outside consultant.

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

      Employee Benefits.   Under the provisions of SFAS No.87, "Employer's
Accounting for Pensions" and SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement of the obligations
under employee benefits plans are subject to a number of assumptions.   These
include the rate of return on plan assets, health care cost trend rates and the rate at which the future obligations are discounted to the value of the liability. (See Note 11).

     Related Party Transactions.   Patriot Transportation Holding, Inc.
("Patriot"), a related party, hauls diesel fuel and other supplies for the
Company.   Charges for such services are based on prevailing market prices.
The Company also leases various aggregate mining and other properties paying rent or royalties based on long-term contracts entered into during mid 1980's
and early 1990's.   In addition, the Company provides administrative service to
Patriot and Patriot provides construction management services to the Company.
These services are provided at market prices.   During fiscal 2002, Patriot
agreed to sell for $15,000,000 land to the Company.  In May 2003, Patriot
agreed to sell another parcel of property for $1,638,000.   The closing of
these sales is to occur no later than December 31, 2004.   In December 2003,
the Company has also agreed to purchase another parcel of land from Patriot for $13,000,000. The sale is subject to a definitive agreement and the closing date is to be determined. These transactions are reviewed and approved on behalf of the Company by a committee of independent directors.

In September 2003, the Company purchased for $1,836,000 a parcel of land from
Patriot.   This transaction was reviewed and approved on behalf of the Company by a committee of independent directors after receipt of an appraisal and consultation with management.

In April 2002, the Company purchased for $67,000 a parcel of land in which an officer had an undivided 80% interest.

     New Accounting Pronouncements.   In June 2001, the FASB issued SFAS No.
143, "Accounting for Asset Retirement Obligations," which addresses financial
accounting and reporting and the associated asset retirement costs.   The
standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and
(or) normal use of the assets.

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

The provisions of Statement No. 143 were adopted as of October 1, 2002 for the first quarter ending December 31, 2002. (See Note 2, Change in Accounting Principle.)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or
Disposal of Long-Lived Assets".   This statement supersedes SFAS No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
to be Disposed of".   SFAS No. 144 retains the fundamental provisions of SFAS
No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be
disposed of by sale.   SFAS No. 144 was adopted October 1, 2002 and had no
impact.   The statement changed the earnings statement classification of gains
(losses) on sale of real estate to a component of operating profit rather than other income.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated
with Exit or Disposal Activities."   This statement nullifies Emerging Issues
Task Force (EITF) issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain
Costs Incurred in a Restructuring)."   This statement requires that a liability
for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit
plan.   The Company implemented SFAS No. 146 on January 1, 2003.  The adoption of this statement did not have an impact on the consolidated financial statements.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires the guarantor to recognize a liability for the fair value of the obligation at the inception of
the guarantee.   The disclosure requirements of FIN 45 have been incorporated into these Notes to Consolidated Financial Statements, while the recognition provisions will be applied on a prospect basis to guarantees issued after December 31, 2002.

FIN 46, "Consolidation of Variable Interest Entities", clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional
subordinated financial support from other parties.   This Interpretation was
implemented in 2003 and did not have an effect on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based
Compensation - Transition and Disclosure".   SFAS 148 amends SFAS No. 123,
"Accounting for Stock-Based Compensation", and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the amendments to SFAS 123 disclosure provisions required under SFAS 148, but will continue to use intrinsic value method under
APB 25 to account for stock-based compensation.   As such, the adoption of
this statement has not had a significant impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity". SFAS 150 provides that certain financial instruments with characteristics of both
liability and equity to be classified as a liability.   The statement was
effective July 1, 2003 for existing financial instruments and May 31, 2003 for new or modified financial instruments. The Company does not have financial instruments that qualify under this statement.

     Outlook.   Residential construction continues strong in most of the
Company's markets.   Commercial construction appears to be leveling off at
current levels with the beginning signals of a rebound.   Highway construction
spending in our Florida markets continues to be quite strong but state budgetary constraints in our other markets are restraining any improvements in highway construction activity.

In November 2003, the Company completed the sale of a former quarry site when the purchaser closed all remaining installments under the contract.
Gross proceeds of $20,250,000 were received resulting in a pre-tax gain of
$12,900,000.   The Company had been recording interest income at 6% on the
remaining purchase price.   As a result of the completion of the sale, interest
income will be reduced during fiscal 2004.

Due to dramatically increasing insurance premiums for automobile and general liability insurance programs, effective October 1, 2002, the Company increased its self-insurance retention to $2,000,000 for general liability and
to $3,000,000 for automobile liability.   In addition, the Company has formed a
captive insurance company and will pay premiums to the captive insurance company to insure the claims up to $3,000,000. Assuming no significant deterioration in the Company's loss experience, this higher risk retention should result in a lower cost to the Company than outside insurance.

     Inflation. In the past five years the Company has been able to raise the price of its core products in amounts that generally offset or exceed inflation as measured by the Consumer Price Index.



     Forward-Looking Statements.	Certain matters discussed in this report
contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from these indicated by
such forward-looking statements.   These forward-looking statements relate to,
among other things, capital expenditures, liquidity, capital resources, competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "project," "continuing," "ongoing," "expects,"
"management believes," "the Company believes," "the Company intends" and
similar words or phrases.   The following factors are among the principal
factors that could cause actual results to differ materially from the forward-looking statements: availability and terms of financing; the weather; competition; levels of construction activity in the Company's markets; cement shipments; fuel and electric costs; transportation costs; inflation; quality and quantities of the Company's aggregates reserves; residential and nonresidential construction; public spending for federal highways and infrastructure; governmental regulations; ocean shipping rates; and management's ability to determine appropriate sales mix, plant location and capacity utilization.

     However, this list is not a complete statement of all potential risks or uncertainties. These forward-looking statements are made as of the date hereof based on management's current expectations and the Company does not undertake, and affirmatively disclaims, an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risks factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.



Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                         First            Second            Third
Fourth
                     2003    2002    2003    2002    2003    2002     2003
2002
Total sales,      $ 164,246 178,613  163,615 170,677 198,113 189,803 220,085
184,631
 including freight
Gross profit      $  36,020  42,753   41,637  38,928  54,929  48,317  55,686
46,292

Operating
 profit           $  18,643  25,026   24,891  20,087  34,117  29,982  34,648
31,352

Income before
 income taxes     $  19,126  25,068   25,157  19,009  35,450  29,869  36,575
32,374

Income before
 cumulative effect
 of accounting
 change		$  12,396  16,244   16,300  12,318  22,971  19,355  23,934
20,978

Cumulative effect
 of accounting
 change                 333       -        -       -       -       -       -
-

Net income        $  12,729  16,244   16,300  12,318  22,971  19,355  23,934
20,978

Per common share:
    Basic EPS
     Income before
      cumulative
      effect of
      accounting
      change      $     .43     .58      .57     .43     .80     .68     .83
..73
     Cumulative
      effect of
      accounting
      change            .01       -        -       -       -       -       -
-
     Net Income   $     .44     .58      .57     .43     .80     .68     .83
..73

    Diluted EPS
     Income before
      cumulative
      effect of
      accounting
      change      $     .43     .56      .56     .43     .79     .67     .82
..72
     Cumulative effect
      of accounting
      change            .01       -        -       -       -       -       -
-
     Net Income   $     .44     .56      .56     .43     .79     .67     .82
..72

    Cash dividend $     .10    .085      .10    .083     .10     .10     .10
..10
    Market price:
        High      $   42.68   38.78    39.80   43.59   44.91   44.13   53.23
37.73
        Low       $   28.72   27.70    31.60   34.59   33.70   34.56   40.50
29.57




Independent Auditors' Report

To the Board of Directors and Shareholders
Florida Rock Industries, Inc.

We have audited the accompanying consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2002 the Company changed its method of accounting for its costs of reclamation to conform to Standard of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
November 21, 2003





Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                 2003      2002      2001

Net sales                                     $728,674    707,459    696,590
Freight revenues                                17,385     16,265     19,105
    Total sales                                746,059    723,724    715,695

Cost of sales                                  540,637    531,287    528,078
Freight expense                                 17,150     16,147     19,105
    Total cost of sales                        557,787    547,434    547,183

Gross profit                                   188,272    176,290    168,512
Selling, general and administrative expenses    79,529     72,655     74,307
Loss (gain) on sales of real estate             (3,556)    (2,812)   (19,866)

Operating profit                               112,299    106,447    114,071
Interest expense                                (1,853)    (3,862)    (9,891)
Interest income                                  2,512      1,450        365
Other income, net                                3,350      2,285      2,375
Income before income taxes                     116,308    106,320    106,920
Provision for income taxes                      40,707     37,425     37,636

Income before cumulative effect of
 accounting change                              75,601     68,895     69,284
Cumulative effect of accounting change,
  net of income taxes of $181                      333          -          -

  Net income                                 $  75,934     68,895     69,284

Earnings per common share:
    Basic
      Income before cumulative effect
       of accounting change                      $2.64       2.42       2.47
      Cumulative effect of accounting change       .01          -          -
      Net income                                 $2.65       2.42       2.47

    Diluted
      Income before cumulative effect of
       accounting change                         $2.60       2.38       2.42
      Cumulative effect of accounting change       .01          -          -
      Net income                                 $2.61       2.38       2.42

 Weighted average number of shares used in
 computing earnings per common share:
    Basic                                       28,631     28,415     28,007
    Diluted                                     29,095     28,953     28,620


See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Balance Sheets September 30
(Dollars in thousands)
                                                     2003             2002
Assets
Current assets:
  Cash and cash equivalents                       $ 38,135           3,845
  Accounts receivable, less allowance for
   doubtful accounts of $3,419($1,694 in 2002)     106,954          82,919
  Inventories                                       37,079          31,571
  Current deferred income taxes                      2,530           4,597
  Prepaid expenses and other                         5,396           3,655

          Total current assets                     190,094         126,587
Other assets                                        57,709          61,326
Goodwill                                           148,573          54,702
Property, plant and equipment, at cost:
  Land                                             180,789         168,512
  Plant and equipment                              784,367         764,653
  Construction in process                            7,276          10,860
                                                   972,432         944,025
  Less accumulated depreciation and depletion      482,654         453,291
          Net property, plant and equipment        489,778         490,734
                                                 $ 886,154         733,349
Liabilities and Shareholders' Equity
Current liabilities:
  Short-term notes payable to banks              $       -           6,900
  Accounts payable                                  46,557          42,521
  Dividends payable                                  7,187           2,861
  Federal and state income taxes                     3,600           2,557
  Accrued payroll and benefits                      21,131          18,060
  Accrued insurance reserves, current portion        4,924           3,331
  Accrued liabilities, other                        11,806          10,564
  Long-term debt due within one year                   518             387
          Total current liabilities                 95,723          87,181

Long-term debt                                     118,964          43,695
Deferred income taxes                               65,907          62,430
Accrued employee benefits                           17,661          17,026
Long-term accrued insurance reserves                 8,281           8,281
Other accrued liabilities                            5,196           4,089
          Total liabilities                        311,732         222,702

Commitments and contingent liabilities
  (Notes 12, 16 and 17)
Shareholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -               -
  Common stock, $.10 par value;
       50,000,000 shares authorized, 28,718,735
       shares issued (28,578,383 shares in 2002)     2,872           2,858
  Capital in excess of par value                    19,514          15,902
  Retained earnings                                552,036         491,887
         Total shareholders' equity                574,422         510,647
                                                $  886,154         733,349

See accompanying notes.




Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows  Years ended September 30
(Dollars in thousands)
                                                     2003     2002      2001
Cash flows from operating activities:
  Net income                                      $ 75,934   68,895   69,284
  Cumulative effect of accounting change              (333)       -        -
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       63,126   66,152   62,603
     Deferred income tax provision                   5,530    5,538   20,777
     Provision for doubtful accounts                 1,170    1,025    1,254
     Gain on disposition of property, plant and
       equipment and other assets                   (4,999)  (5,276) (21,657)
     Net changes in operating assets and
       liabilities, net of businesses acquired:
       Accounts receivable                         (14,031)   6,254   (8,381)
       Inventories                                     809     (872)   2,331
       Prepaid expenses and other                   (2,583)    (698)    (837)
       Accounts payable and accrued liabilities      7,486    2,672   (3,543)
     Other, net                                        469      361    1,040
Net cash provided by operating activities          132,578  144,051  122,871

Cash flows from investing activities:
  Purchase of property, plant and equipment        (45,451) (49,806) (68,942)
  Proceeds from the sale of property, plant and
    equipment                                        7,193    8,658   28,549
  Additions to other assets                         (3,301) (27,938)  (8,531)
  Business acquisitions, net of cash acquired     (124,501)       -  (18,040)
  Additions to notes receivable                          -    (150)  (1,060)
  Collection of notes receivable and advance to
    affiliates                                       7,104      532      322
Net cash used in investing activities             (158,956) (68,704) (67,702)

Cash flows from financing activities:
  Proceeds from long-term debt                      75,808    4,182   11,380
  Net increase (decrease) in short-term debt        (6,900)   6,900   (2,500)
  Repayment of long-term debt                         (408)(107,701) (35,364)
  Exercise of employee stock options                 3,626    8,500    7,583
  Repurchase of Company common stock                     -   (2,407)  (1,215)
  Payment of dividends                             (11,458) (10,084)  (9,317)
Net cash provided by(used in)financing activities 60,668 (100,610) (29,433) Net increase (decrease) in cash and cash
  equivalents                                       34,290  (25,263)  25,736

Cash and cash equivalents at beginning of year       3,845   29,108    3,372
Cash and cash equivalents at end of year           $38,135    3,845   29,108

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $ 1,707    6,291    7,624
     Income taxes                                  $32,667   22,160   19,625
  Non-cash investing and financing activities:
     Additions to property, plant and equipment from:
       Exchanges                                   $   831       31       93
       Issuing debt                                $     -        -      122
     Additions to receivables from sale of
       property, plant and equipment               $    20       75        -
     For purposes of the statement of cash flows, all highly liquid debt instruments with maturities of three months or less at the time of purchase are considered to be cash equivalents.


See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity Years ended September 30

(Dollars in thousands except share and per share amounts)

                                        Capital in
                       Common Stock     Excess of    Retained   Treasury Stock
                     Shares    Amount   Par Value    Earnings   Shares  Amount


Balance at October
 1, 2000            28,461,927 $2,846   16,600      373,650 (595,553)(13,147)

Shares purchased
 for treasury                                                (41,187) (1,215)
Exercise of stock
 options                                (4,606)              412,838   8,909
Tax benefits on stock
 options exercised                       3,280
Net income                                           69,284
Cash dividends ($.335
 per share)                                          (9,403) _______   _____
Balance at September
 30, 2001           28,461,927  2,846   15,274      433,531 (223,902) (5,453)


Shares purchased       (57,913)    (6)  (2,397)                  (78)     (4)
Exercise of stock
 options               174,369     18   (1,531)              223,980   5,457
Tax benefits on stock
 options exercised                       4,556
Net income                                           68,895
Cash dividends ($.37                                 (10,539)
 per share)
Balance at September
 30, 2002                                                    _______   _____
                    28,578,383  2,858   15,902      491,887        -       -


Exercise of stock
 options               140,352     14    2,154
Tax benefits on stock
 options exercised                       1,458
Net income                                           75,934
Cash dividends ($.40
 per share)	                                        (15,785)
Balance at September                                         _______   _____
 30, 2003           28,718,735 $2,872   19,514      552,036        -       -




See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Accounting policies. CONSOLIDATION - The consolidated financial statements include the accounts of Florida Rock Industries, Inc. and its more than 50% owned subsidiaries and joint ventures (the "Company"). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation. Investments in joint ventures 50% owned are
accounted for under the equity method of accounting.   Certain prior year
amounts have been reclassified for presentation adopted in 2003.

  INVENTORIES - Inventories are valued at the lower of cost or market. Cost for parts and supplies inventory at the cement plant are determined under the first-in, first-out (FIFO) method. Cost for other inventories is determined under the last-in, first-out (LIFO) and average cost methods.

  REVENUE RECOGNITION - Revenue, net of discounts, is recognized on the sale of products at the time the products are shipped, all significant contractual obligations have been satisfied and the collection of the resulting receivable
is reasonably assured.   Amounts billed customers for delivery costs are
classified as a component of total revenues and the related delivery costs are classified as a component of total cost of sales.

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

   SFAS 142 was adopted effective October 1, 2001.   As a result, goodwill is
no longer amortized, but reviewed for impairment annually, or more frequently
if certain indicators arise.   The transitional impairment tests as of October
1, 2001 and the annual impairment tests show no impairment of goodwill. Had goodwill been accounted for under SFAS 142 for all periods presented, net income and earnings per share would have been as follows:

                                              2003      2002      2001

      Reported net income                  $ 75,934    68,895    69,284
      Add back goodwill
        amortization, net of tax                  -         -     1,268
      Pro forma adjusted net income        $ 75,934    68,895    70,552

      Basic earnings per share:
        Reported net income                $   2.65      2.42      2.47
        Goodwill amortization, net of tax         -         -       .05
        Pro forma basic earnings
          per share                        $   2.65      2.42      2.52
      Diluted earnings per share:
        Reported net income                $   2.61      2.38      2.42
        Goodwill amortization net of tax          -         -       .05
        Pro forma diluted earnings
          per share                        $   2.61      2.38      2.47

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

  INCOME TAXES - The Company uses the asset and liability approach to financial reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement carrying values and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income.

  STOCK OPTIONS - The Company accounts for stock options under the intrinsic
value method of APB Option No. 25.   The Company has not incurred any
compensation cost using the intrinsic value method for employee stock options. If the fair value based method had been used, the following table summarizes the pro forma effect (in thousands except per share amounts):

                              	  2003        2002        2001

Reported net income               $ 75,934      68,895      69,284
Compensation cost
 determined under fair value
 based method, net of income
 taxes                              (1,582)     (1,448)     (1,275)

Pro forma net income              $ 74,352      67,447      68,009

Basic earnings per share:
 Reported net income              $   2.65        2.42        2.47
 Compensation cost, net of
  income taxes                        (.05)       (.05)       (.04)
 Pro forma basic earnings
  per share                       $   2.60        2.37        2.43

Diluted earnings per share:
 Reported net income              $   2.61        2.38        2.42
 Compensation cost, net of
  income taxes                        (.05)       (.05)       (.04)
 Pro forma diluted earnings
  per share                       $   2.56        2.33        2.38


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



  CONCENTRATIONS OF CREDIT RISK - The Company's operations are located within the Southeastern and Mid-Atlantic regions of the United States. It sells construction materials and grants credit to customers, substantially all of whom are related to the construction industry.

  RECLAMATION AND ASSET RETIREMENT OBLIGATIONS - Prior to October 1, 2002, the estimated cost of reclamation was accrued over the life of the deposit based on tons sold in relation to total estimated tons of reserves. Expenditures to
reclaim land were charged to the reserve as paid.   Effective October 1, 2002,
the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations."
If a legal obligation exists for the retirement of an asset, the fair value of the liability is recorded and a corresponding amount added to the carrying value. The additional carrying value is depreciated over the life of the
asset.   The liability is accreted at the end of each period through charges to
operating expenses.   If the obligation is settled for other than the carrying
amount of the liability, a gain or loss on settlement is recognized (see Note
2).

  DERIVATIVES - SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities" has been adopted.   This statement requires companies to
record derivatives on the balance sheet as assets and liabilities measured at
fair value.   Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. During September 2002, a heating oil derivative contract was purchased. The change in value between the date purchased and September 30, 2002 was a loss in the amount of $72,000. For 2003, the Company recorded $64,000 of income from this contract.

  RISK INSURANCE - During fiscal 2002, the Company had a $500,000 self-insured retention per occurrence in connection with its workers' compensation and
general liability insurance programs.   For automobile liability, the Company
was self-insured for the first $500,000 and losses in excess of $1,000,000 but less than $2,000,000 per occurrence ("Risk Insurance"). Effective October 1, 2003, the Company increased its self-insurance retention to $2,000,000 for general liability and to $3,000,000 for automobile liability. The Company accrues monthly its estimated cost in connection with its portion of its Risk Insurance losses. Claims paid are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.

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

  NEW ACCOUNTING REQUIREMENTS - In August 2001, the FASB issued SFAS No. 144,
"Accounting for the Impairment or Disposal of Long-Lived Assets".   This
statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived
Assets and for Long-Lived Assets to be Disposed of".   SFAS No. 144 retains the
fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of
long-lived assets to be disposed of by sale.   SFAS No. 144 was adopted October
1, 2002 and had no effect on the financial statements.   The statement changes
the earnings statement classification of gain (losses) on the sale of real estate to a component of operating profit rather than other income.



In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated
with Exit or Disposal Activities."   This statement nullifies Emerging Issues
Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including Certain
Costs Incurred in a Restructuring)."   This statement requires that a liability
for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit
plan.   The Company implemented SFAS No. 146 on January 1, 2003 and it had no effect on the consolidated financial statements.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires the guarantor to recognize a liability for the fair value of the obligation at the inception of
the guarantee.   The disclosure requirements of FIN 45 have been incorporated into these Notes to Consolidated Financial Statements, while the recognition provisions will be applied to guarantees issued after December 31, 2002.

FIN 46, "Consolidation of Variable Interest Entities", clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This Interpretation was implemented in 2003 and did not have an effect on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based
Compensation - Transition and Disclosure".   SFAS 148 amends SFAS No. 123,
"Accounting for Stock-Based Compensation", and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the amendments to SFAS 123 disclosure provisions required under SFAS 148, but will continue to use intrinsic value method under
APB 25 to account for stock-based compensation.   As such, the adoption of this
statement has not had a significant impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity" (SFAS No. 150). SFAS 150 provides that certain financial instruments with characteristics of
both liability and equity to be classified as a liability.   The statement is
effective July 1, 2003 for existing financial instruments and May 31, 2003 for new or modified financial instruments. The Company does not have financial instruments that qualify under this statement.

2. Change in Accounting Principle. Effective October 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No.
143). The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional
carrying amount is depreciated over the life of the asset.   The liability is
accreted at the end of each reporting period through charges to operating
expenses.   If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Previously, the Company accrued for such costs on units of production basis over the estimated reserves.

The Company cannot reasonably estimate the fair value of the asset retirement obligation related to substantially all of its concrete products segment and all of its cement segment since the Company is unable to estimate the date the obligation would be incurred or the cost of the obligation. For the aggregates segment, an asset retirement obligation was provided where the Company has a legal obligation to reclaim the mining site.

All legal obligations for asset retirement obligations were identified and the
fair value of these obligations were determined as of October 1, 2002.    Upon
the adoption of the new standard, the Company recorded the current fair value
of its expected cost of reclamation.   The cumulative effect of the change
related to prior years resulted in income recognized in the first quarter of fiscal 2003 of $514,000 before taxes and $333,000 after taxes.

The analysis of asset retirement obligation for the year ended September 30, 2003 is as follows:

    Initial liability on adoption of
      the new standard                    $ 8,385
    Additional liabilities                    441
    Accretion of expenses                     363
    Payment of obligations                   (540)

       Balance at end of period           $ 8,649

If the provisions of SFAS No. 143 had been adopted as of October 1, 2000, earnings before income taxes and net income for 2001 would have been increased by $126,000 and $82,000, respectively, and for 2002 would have increased
$28,000 and $18,000, respectively.   The pro forma asset retirement obligation
as of October 1, 2001 would have been $8,018,000.

3. Acquisitions.   On September 24, 2001, all of the common stock of American
Materials Technology, LLC was acquired for approximately $24.3 million.   This
acquisition was accounted for under the purchase method of accounting in
accordance with SFAS 141.   The purchase price was allocated to the acquired
assets and liabilities based on estimated fair values. The amount allocated to property, plant and equipment was $16,403,000. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $6,885,000 and is not being amortized in accordance with SFAS 142. Pro forma results of this acquisition assuming it was consummated at the beginning of 2001, would not have been materially different from the results reported.

   On August 12, 2003, the Company completed the acquisition of Lafarge
Florida, Inc. which imports cement and slag into Tampa, Florida.   Some of the
cement is sold and the balance is either blended or bagged and then sold.   The
slag is ground and sold.   Clinker is imported into Port Manatee Florida and is
ground into cement and sold.   The purchase price was $124,498,000 in cash
including acquisition costs of $547,000.   The purchase price is still subject
to adjustment based on a final working capital settlement.   A portion of the
cash purchase price was borrowed under the Company's existing revolving credit agreements.

   The purchase price has been allocated to assets and liabilities acquired. This allocation is preliminary and may change as additional information related
to the value of certain assets becomes available.   The following summarizes
the estimated fair values of the assets acquired and liabilities as of the date of acquisition (in thousands):

      Current assets                               $ 18,081
      Goodwill                                       93,871
      Property, plant and equipment                  16,913

            Total assets acquired                   128,865

      Current liabilities                             4,367

        Purchase price	                           $124,498

   All of the assets acquired including goodwill are attributable to the Cement
and Calcium segment.   All of the goodwill is expected to be amortized for
income tax purposes.

   The following unaudited pro forma financial information presents the results of operations as if this acquisition had occurred at the beginning of the respective periods (in thousands, except per share amounts; unaudited).

                                            2003	    2002

Total sales                              $ 829,156       815,265
Net income                               $  84,232        76,887
Earnings per share:
      Basic                              $    2.94          2.71
      Diluted                            $    2.90          2.66

   The pro forma results have been prepared for comparative purposes only and include certain adjustments for increased interest expense on the revolving
credit agreement.   The pro forma results are not indicative either of the
results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results. The unaudited pro forma financial information for the year ended September 30, 2002 is based on the Company's fiscal year ended September 30, 2002 and Lafarge
Florida's fiscal year ended December 31, 2002.   The unaudited pro forma
financial information for the year ended September 30, 2003 is based on the Company's fiscal year and Lafarge Florida's results to the date of purchase.
As a result, the results of operations for Lafarge Florida for the quarter ended December 31, 2002 are included in both periods.

   In addition, the Company formalized a supply agreement with Lafarge North
American.   Under the supply agreement, the Company is required to purchase
annually a fixed amount of raw materials.   If the Company does not purchase
the required raw materials, liquidated damages may apply.    Based on
historical purchases, the Company does not expect to pay liquidated damages. The supply agreement qualifies under the normal purchase exception for derivatives.

4. Transactions with related parties. As of September 30, 2003 five of the Company's directors were also directors of Patriot Transportation Holding, Inc. ("Patriot"). Such directors own approximately 47.1% of the stock of Patriot and 27.6% of the stock of the Company. Accordingly, Patriot and the Company are considered related parties.

   Patriot, through its transportation subsidiaries, hauls diesel fuel and other supplies for the Company. Charges for these services are based on
prevailing market prices.   Other wholly owned subsidiaries of Patriot lease
certain construction aggregates mining and other properties to the Company.
The Company paid rents, royalties and transportation charges to subsidiaries of Patriot totaling $7,305,000 in 2003, $6,944,000 in 2002 and $8,086,000 in 2001.

   The Company furnishes certain management, legal and administrative services
to Patriot and its subsidiaries.   Income earned for these services was
$440,000 in 2003, $463,000 in 2002 and $527,000 in 2001.

   At September 30, 2003 the Company had net accounts payable to Patriot of $358,000 and at September 30, 2002 had net accounts payable to Patriot of $68,000.


   In February 2002, the Company agreed to purchase for $15,000,000 a parcel of
land currently leased by the Company from Patriot.   Closing is subject to a
title search and surveys and is to occur within 45 days of the Company giving notice to close. If the Company fails to close by December 31, 2004, at no fault of Patriot, Patriot may retain the binder deposit of $100,000 and be
under no further obligation to close.   The Company has the right to terminate
the agreement prior to closing if the consummation of the purchase would cause
a default under its loan agreement.   The agreement was reviewed and approved
by a committee of independent directors after obtaining independent appraisals.

   In May 2003, the Company agreed to purchase a parcel of property from
Patriot for $1,638,000.   The closing of the sale is to occur no later than
December 31, 2004.    The agreement was reviewed and approved by a committee of
independent directors after obtaining independent appraisals.

   In September 2003, the Company purchased for $1,836,000 a parcel of land
from Patriot.   This transaction was reviewed and approved on behalf of the
Company by a committee of independent directors after receipt of an appraisal and consultation with management.

   In April 2002, the Company purchased for $67,000 a parcel of land in which an officer had an undivided 80% interest.

5. Inventories. Inventories at September 30 consisted of the following (in thousands):

                                           2003            2002

Finished products                       $ 21,240          21,473
Raw materials                              8,223           4,094
Work in progress                           1,704           1,450
Parts and supplies                         5,912           4,554
                                        $ 37,079          31,571

   The excess of current cost over the LIFO stated values of inventories was $4,905,000 and $4,293,000 at September 30, 2003 and 2002, respectively.

6. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           2003            2002
Investment in and advances
  to joint ventures                     $ 13,122          16,978
Real estate                                2,504           2,511
Restricted cash                                -           2,874
Other                                     42,083          38,963
                                        $ 57,709          61,326

7. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           2003            2002
Unsecured notes:
  7.5%-10% notes                        $    476             158
  Revolving credit agreements             75,000               -
Industrial development
  revenue bonds                           21,550          21,550
Secured note of consolidated
   joint venture                          21,500          21,191
7% - 12% and 1% over prime secured
  notes and contracts                        956           1,183
                                         119,482          44,082
Less portion due within
    one year                                 518             387
                                        $118,964          43,695




   Of the industrial development revenue bonds at September 30, 2003, $7,550,000 is due between 2020 and 2024. The bonds provide for quarterly interest payments between 68.0% and 71.5% of prime rate (4.0% at September 30,
2003). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the
Company during the following fiscal years:   $700,000 in 2005; $1, 000,000 in
2006, $3,475,000 in 2007 and $2,375,000 in 2008.  The bonds are collateralized by certain property, plant and equipment having a carrying value of $188,000 at September 30, 2003. In addition, the bonds are collateralized by certain properties of Patriot having a carrying value at September 30, 2003 of
$876,000.   The remaining $14,000,000 of industrial revenue bonds is due in
2022, and is secured by a letter of credit.  The interest rate on these bonds
is a variable rate established weekly.   For fiscal 2003, this rate averaged
1.3%.

  The secured note of a consolidated joint venture is secured by the assets of the joint venture and is guaranteed by each joint venture partner based on their percentage of ownership in the joint venture and payments begin on the note in January 2005 with final maturity in January 2010. The note bears interest at 62.5 basis points over the London Interbank Offered Rate.

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $15,989,000 at September 30, 2003 and are payable in installments through 2011.

  The aggregate amount of principal payments due subsequent to September 30, 2003, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 2004 - $518,000; 2005 - $77,036,000; 2006 - $2,778,000; 2007 - $5,043,000; 2008 - $4,148,000
and subsequent years - $29,959,000.

  The Company has a revolving credit facility, which is syndicated through a group of five commercial banks under which it may borrow up to $200,000,000.
The credit facility expires on June 28, 2005.   Interest is currently payable
at 62.5 basis points over the London Interbank Offered Rate.   A commitment
fee is paid on the unused portion of the total credit.   At September 30,
2003, $75,000,000 was outstanding under the credit agreement.

  The credit agreement contains financial covenants requiring maintenance of certain debt to total capitalization and interest coverage ratios. In addition, the covenants restrict activities regarding investments, leasing and
borrowing and payment of dividends.   As of September 30, 2003,  $181,568,000
of consolidated retained earnings was not restricted as to payment of cash dividends. At September 30, 2003, the Company was in compliance with all covenants contained in the credit agreement.

  The Company also has available short-term lines of credit from three banks
aggregating $65,000,000.   At September 30, 2003, no borrowings were
outstanding. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates on such borrowings for fiscal 2003 and 2002 were 1.9% and 2.5%, respectively.

  Capitalized interest cost on qualified construction projects amounted to $51,000 in 2002 and $9,000 in 2001.



8. Preferred Shareholder Rights Plan. On May 5, 1999, the Board of Directors declared a dividend of two preferred share purchase rights (a "Right") for each three outstanding shares of common stock. The dividend was paid on June
11, 1999.   Each right entitles the registered holder to purchase from the
Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (The "Preferred Shares"), at a price of $145 per one one-hundredth of a Preferred Share, subject to adjustment.

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

9. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2003, 986,900 shares of common stock were available for future grants.

Option transactions for the fiscal years ended September 30 are summarized as follows:
                            2003              2002               2001
                               Average            Average             Average
                      Options  Price(1)  Options  Price(1)  Options   Price(1)
Shares under option:
  Outstanding at
   beginning of year 1,477,593   18.34  1,628,213   14.08  1,680,451    11.21
  Granted              280,300   39.19    264,100   32.10    362,400    23.09
  Exercised           (140,352)  15.45   (398,480)   9.85   (412,838)   10.30
  Canceled             (52,460)  27.14    (16,240)  23.27     (1,800)   10.94


Outstanding at end of
  year               1,565,081   22.04  1,477,593   18.34  1,628,213    14.08
Options exercisable at
  end of year          892,236            875,235            999,600
(1) Weighted average exercise price
The following table summarizes information concerning stock options outstanding at September 30, 2003.

                         Options          Options          Remaining
Exercise Price         Outstanding      Exercisable          Life
$  10.9375               688,151          688,151          3.5 years
   24.25                  56,450           27,020          6.3 years
   22.875                224,570           99,425          7.2 years
   23.9167                75,000           30,000          7.3 years
   32.10                 246,460           47,640          8.3 years
   39.55 (average)       274,450                -          9.3 years

    Total              1,565,081          892,236



Remaining non-exercisable options as of September 30, 2003 become exercisable as follows: 2004 - 176,025; 2005 - 176,025; 2006 - 161,310; 2007 - 104,595 and
2008 - 54,890.

  Options granted have been at a price equal to the fair market value of common stock on the dates of grant. The options expire ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one-year waiting period from the date of grant.

The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The weighted average fair value of options granted in fiscal 2003, was estimated to be $14.44 on the date of grant using the following assumptions; dividend yield of 1.0%, expected volatility of 31.7%,
risk-free interest rate of 3.8% and expected lives of 7 years.   In 2002 was
estimated to be $13.05 on the date of grant using the following assumptions; dividend yield of 1.1%, expected volatility of 34.9%, risk-free interest rate
of 4.7% and expected lives of 7 years.   The weighted average fair value of
options granted in fiscal 2001 was estimated to be $11.52 on the dates of grant using the following assumptions; dividend yield of 1.5%, expected volatility of 49.2%, risk free interest rate of 5.3% and expected lives of 7 years.

10. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):

                                      2003          2002            2001
Current:
  Federal                          $ 30,821        27,101          14,120
  State                               4,356         4,786           2,739
                                     35,177        31,887          16,859
Deferred                              5,530         5,538          20,777
  Total                            $ 40,707        37,425          37,636

   A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                      2003          2002            2001
Amount computed at statutory
  Federal rate of 35%              $ 40,708        37,212          37,421
Effect of percentage depletion       (3,667)       (3,730)         (3,782)
State income taxes (net of Federal
  income tax benefit)                 3,956         3,615           3,700
Other, net                             (290)          328             297
Provision for income taxes         $ 40,707        37,425          37,636



   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below (in thousands):
                                      2003         2002
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $  71,098        68,396
 Other                                6,243         4,692
  Gross deferred tax liabilities     77,341        73,088

Deferred tax assets:
 Insurance reserves                   2,281         3,606
 Other accrued liabilities           10,922         8,058
 Other                                  760         3,591
 Gross deferred tax assets           13,963        15,255
Net deferred tax liability        $  63,378        57,833

11. Employee benefits. The Company and its subsidiaries have a number of retirement plans which cover substantially all employees.

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

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                            2003        2002           2001
Service cost-benefits earned during
  the period                             $   265         207             209
Interest cost on projected benefit
  obligation                               1,363       1,366           1,350
Return on assets                          (1,780)     (2,223)         (2,388)
Amortization of net asset and prior
  service cost                               (82)        (92)            (93)
Net periodic pension income              $  (234)     (  742)          ( 922)

   Assumptions used in determining the net periodic pension cost (income) are discount rate of 5.75% for 2003, 6.5% for 2002 and 7.5% for 2001; rate of increase in compensation levels of 4.5% for 2003 and 2002 and 5% for 2001 and expected return on assets of 8% for 2003 and 2002 and 9% for 2001.

  The following table provides for the retirement plan a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                           2003          2002

Change in benefit obligation
  Balance beginning of year              $20,991        18,935
  Service cost                               265           207
  Interest cost                            1,363         1,366
  Actuarial loss (gain)                    2,608         1,688
  Amendments                                 700            29
  Benefits paid                           (1,268)       (1,234)

  Balance end of year                    $24,659        20,991

Change in plan assets
  Balance beginning of year              $23,006        24,888
  Actual return on assets                  1,134          (535)
  Expenses                                  (155)         (113)
  Benefits paid                           (1,268)       (1,234)

  Balance end of year                    $22,717        23,006

Funded status                            $(1,942)        2,015
Unrecognized net actuarial loss (gain)     5,106         1,698
Unrecognized net obligation                  (86)         (173)
Unrecognized prior service cost              756            60

Prepaid benefit cost                     $ 3,834         3,600

   Union employees are covered by multi-employer plans not administered by the Company. Payments of $135,000, $145,000 and $150,000 were made to these plans during fiscal 2003, 2002 and 2001, respectively.

   Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $11,624,000 in 2003; $10,290,000 in 2002 and $8,756,000 in 2001.

   The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. Life insurance on the lives of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2003, 2002 and 2001 was $2,136,000, $2,136,000 and $2,041,000, respectively.



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

   The following table for the retiree health care plan provides a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                            2003         2002
 Change in benefit obligation
   Balance beginning of year             $ 2,227        2,244
   Service cost                               75           86
   Plan participant contributions            153          104
   Interest cost                             117          138
   Amendments                                 47          100
   Actuarial gain (Loss)                    (168)        (163)
   Benefits paid                            (349)        (282)
   Balance end of year                   $ 2,102        2,227

 Change in plan assets
   Balance beginning of year             $     0            0
   Employer contributions                    196          178
   Plan participant contributions            153          104
   Benefits paid                            (349)        (282)
   Balance end of year                   $     0            0

Funded status                            $(2,102)      (2,227)
Unrecognized net gain                       (384)        (258)
Unrecognized prior service cost              116           81

Accrued post-retirement benefit costs    $(2,370)      (2,404)

     Net periodic post-retirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                            2003         2002      2001
Service cost of benefits earned
 during the period                     $      75           86        95
Interest cost on APBO                        117          138       158
Net amortization and deferral                (31)         (31)      (15)
Net periodic post-retirement benefit
 cost                                  $     161          193       238

     The discount rate used in determining the Net Periodic Post-retirement Benefit Cost and the APBO was 5.75% for 2003, 6.5% for 2002 and 7.50% for 2001.

12. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal 2003, 2002 and 2001 was $4,693,000, $5,439,000 and $4,896,000, respectively.
Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral
leases, at   September 30, 2003 are as follows:  2004-$1,681,000; 2005-
$1,357,000; 2006-$1,036,000; 2007-$707,000; 2008-$704,000; after 2008-
$5,077,000. Certain leases include options for renewal. Most leases require the Company to pay for utilities, insurance and maintenance.



13. Gain (loss) on sales of real estate. Gains on the sales of certain real estate, quarry assets and settlement of a claim were $3,556,000 in 2003, $2,812,000 in 2002 and $19,866,000 in 2001. In September 2001, a claim was settled wherein the Company conveyed 1,560 acres of land in Dade County, Florida in return for proceeds of $21,000,000 and recorded in the fourth quarter a pre-tax gain of $18,028,000.

14. Business Segments.

   Three business segments have been identified, each of which is managed
separately along product lines.   All operations are in the Southeastern and
Mid-Atlantic states.   The Aggregates segment mines, processes and sells
construction aggregates.   The Concrete products segment produces and sells
ready mix concrete and other concrete products.   The Cement and Calcium
products segment produces and sells cement and calcium products to customers
in Florida, Georgia and Maryland.   It also imports into Florida cement, slag
and clinker that is either sold or ground into cement and slag and then sold.

   Operating results and certain other financial data for the business segments are as follows (in thousands):
                                                2003       2002      2001
           Net sales, excluding freight
                  Aggregates                 $253,112    247,441   231,963
                  Concrete products           491,960    488,276   489,370
                  Cement and calcium           72,427     52,204    51,363
                  Intersegment sales          (88,825)   (80,462)  (76,106)

                  Total revenues             $728,674    707,459   696,590

           Operating profit
                  Aggregates                 $ 64,755     58,724    70,771
                  Concrete products            37,341     47,294    44,524
                  Cement and calcium           22,394     12,875    14,278
                  Corporate overhead          (12,191)   (12,446)  (15,502)

                  Total operating profit     $112,299    106,447   114,071

           Identifiable assets, at year end
                  Aggregates                 $333,700    325,395   330,174
                  Concrete products           217,161    218,052   222,781
                  Cement and calcium          235,153    115,326   122,491
                  Unallocated corporate assets 48,883     53,752    35,271
                  Cash items                   38,136      3,846    29,108
                  Investments in affiliates    13,121     16,978    15,295

                  Total identifiable assets  $886,154    733,349   755,120

            Depreciation, depletion and
               amortization
                  Aggregates                 $ 25,304     28,482    27,835
                  Concrete products            24,076     23,124    22,039
                  Cement and calcium            8,424      8,970     7,869
                  Other                         5,322      5,576     4,860
                  Total depreciation, depletion
                    and amortization         $ 63,126     66,152    62,603

            Capital expenditures
                  Aggregates                 $ 28,360     17,843    43,174
                  Concrete products            14,155     25,312    30,671
                  Cement and calcium            1,173      4,443     7,513
                  Other                         2,594      2,239     4,253

                  Total capital expenditures $ 46,282     49,837    85,611


15. Fair values of financial instruments. At September 30, 2003 and 2002 the carrying amounts reported in the balance sheets for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair values. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2003 the carrying amount and fair value of such other long-term debt was $1,432,000 and $1,536,000, respectively. At September 30, 2002 the carrying amount and fair value of such other long-term debt was $1,340,000 and $1,330,000, respectively.
16. Contingent liabilities. In November 2000, the United States Environmental Protection Agency through the offices of the United States Attorney for the District of Columbia commenced an investigation of DC Materials, Inc. and Cardinal Concrete Company, both subsidiaries of the Company, with respect to a parcel of real property leased by DC Materials, Inc. in the District of
Columbia.   The investigation consists of looking into possible violations of the Clean Water Act in connection with the discharge of runoff water at the aforementioned site. On September 10, 2003, a former employee of this
facility was convicted of violating the Clean Water Act.   As a result, he has
been barred from receiving federal government contracts or benefits at this facility. Neither the Company nor its subsidiaries have been barred from
receiving government contracts or benefits at this facility.   The Company and
its   subsidiaries are cooperating fully with the investigation, which is still continuing. Based in part on advice of counsel, in the opinion of management, the outcome is not expected to have a material adverse effect on the Company's consolidated financial statements.

A lawsuit was filed by three national environmental groups on August 20, 2002 challenging federal agency decisions to authorize continued limestone mining
in the Miami-Dade County, Florida "Lake Belt."   Specifically, the
environmental plaintiffs challenge the U.S. Army Corps of Engineers' ("the Corps") April 2002 decision to issue twelve new mining permits pursuant to
Section 404 of the federal Clean Water Act, and the U.S. Fish and Wildlife Service's June 2001 decision not to require formal consultation under the
federal Endangered Species Act regarding those permits.   The environmental
plaintiffs claim that the two federal agencies violated the Clean Water Act, the Endangered Species Act, the Migratory Bird Treaty Act, and the National Environmental Policy Act. They ask the court to set aside the April 2002 permits and to enjoin the Corps from "authorizing any further mining within the Lake Belt project area unless and until the Corps fully complies with the requirements of the Clean Water Act, Migratory Bird Treaty Act, and National Environmental Policy Act."

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

A lawsuit was filed by three environmental organizations on June 26, 2003, challenging federal agency decisions to authorize the Company's proposed
limestone mine in Ft. Myers, Florida.   Specifically, the environmental
plaintiffs challenge the U.S. Army Corps of Engineers' (the "Corps") April 2003 decision to issue a new mining permit pursuant to Section 404 of the federal Clean Water Act, and the U.S. Fish and Wildlife Service's January 30, 2002, biological opinion concluding that this limestone mining would not jeopardize
the continued existence of the Florida panther.   The environmental plaintiffs
claim that the two federal agencies violated the Clean Water Act, the Endangered Species Act, the Administrative Procedures Act, and the National
Environmental Policy Act.   They ask the court to invalidate that the U.S. Fish
and Wildlife Service's January 30, 2002, biological opinion, set aside the April 2003 Corps permit, and to remand U.S. Fish and Wildlife Service's January 30, 2002, biological opinion so that the Service can prepare "a complete and adequate" biological opinion.

The Company was not named as defendant in the lawsuit by the environmental plaintiffs; however, since the Company would be adversely affected if the environmental groups were to obtain all of the relief they seek, on September
2, 2003, the Company filed a Motion to Intervene.   The court has not yet ruled
on the Motion to Intervene.   The federal defendants to this lawsuit have filed
a Motion to Transfer Venue to the Middle District of Florida.   The Court
denied this Motion to Transfer Venue.

The Company is unable to assess at this time, with any degree of certainty, the impact on the Company and its future financial performance of an adverse judgment in this lawsuit.

The Company and its subsidiaries are involved in litigation on a number of other matters and are subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a materially adverse effect on the consolidated financial statements.

The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage.



17. Commitments.  At September 30, 2003, the Company had placed orders and was
committed to purchase equipment costing approximately $6,480,000.   In
addition, as discussed in Note 4, "Transaction with Related Parties", the Company has agreed to purchase two parcels of land from Patriot for $16,638,000.

18. Subsequent Event.  On November 12, 2003, the Company closed on all
remaining installments of a sale of a former quarry site.   Gross proceeds of
the sale were $20,250,000 resulting in a pre-tax gain of approximately $12,900,000.



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

Martin E. Stein Jr. (3)(4)
Chairman and Chief Executive Officer of
Regency Centers Corporation

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

George J. Hossenlopp
Vice President
President, Southern Concrete Group

Clarron E. Render, Jr.
Vice President
President, Northern Concrete Group

Thompson S. Baker II
Vice President
President, Aggregates and Cement Group

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

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 4, 2004, at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

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

38