Form 10-K, Exhibit 13
period 2004-09-30
FLORIDA ROCK INDUSTRIES INC
filed 2004-12-06
CIK 37651

Annual Report 2004

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                               %
                                          2004       2003    Change

Total sales                             $ 948,519    746,059  +  27.1
Gross profit                            $ 255,202    188,272  +  35.5
Operating profit                        $ 175,928    112,299  +  56.7
Income before income taxes              $ 177,953    116,308  +  53.0
Income before accounting change         $ 113,670     75,601  +  50.4
Net income                              $ 113,670     75,934  +  49.7

Per common share:
  Basic earnings per share
   Income before cumulative effect
   of accounting change                 $   2.63       1.76    + 49.4
   Net income                           $   2.63       1.77    + 48.6
  Diluted earnings per share
   Income before cumulative effect
   of accounting change                 $   2.58       1.73    + 49.1
   Net income                           $   2.58       1.74    + 48.3
  Shareholders' equity                  $  14.32      13.33    +  7.4
  Cash dividend                         $  1.701       .368
Return on average shareholders' equity      19.0%      13.9

2004 CORPORATE HIGHLIGHTS

Most profitable year ever

Gross profit increased 35.5% to $255,202,000

Operating profit increased 56.7% to $175,928,000

Diluted earnings per share increased 48.3% to $2.58 per share from $1.74 per share

Shareholders' equity increased to $620,880,000 from $574,422,000

$104,656,000 invested in additional property, plant and equipment including property, plant and equipment acquired in acquisitions

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




TO OUR SHAREHOLDERS:

By all accounts, fiscal 2004 was a record year for Florida Rock Industries, Inc. with volume growth, revenue growth and operating profitability growth coming from all three business segments, the company earned a record $113,670,000, a 49.7% improvement over fiscal 2003.

Even though the company's fourth quarter performance was adversely affected by a tempestuous hurricane season, fourth quarter profits still improved slightly year over year.

The 2004 record annual earnings were enabled by superlative performances from the Florida Rock personnel operating each of our business segments.

Incorporating the assets at the Tampa and Port Manatee facilities acquired in August, 2003, our cement segment experienced the largest earnings growth as they more than doubled the operating profit for that segment from 2003. Even when the gains associated with the sale of our Frederick calcium plant are excluded, the year over year percentage improvement in operating profit is still some 97-1/2 percent.

This cement segment performance was aided, in part, by an unexpected shortage occurring in the Florida cement market as early as February, 2004 as demand in the entire Florida market seemed to exceed the prior year's volume in excess of 10%. This strong demand and limited supply enabled price increases in our Florida markets on more than one occasion during the year.

Our special thanks go out to the new members of the Florida Rock team who joined our operations with the acquisition of the Tampa and Port Manatee facilities. These people hit the ground running with us, adjusting to our different systems for managing operations, and put in a stellar performance for these two facilities.

We cannot leave the cement segment without noting that our Newberry facility continued to improve its performance with specific improvements in product-quality and consistency as well as profitability. While the August and September hurricanes interfered with production and sales at the end of the year, the Newberry cement team members still met the goal of continuous improvement despite these weather setbacks.

Our concrete products segment likewise delivered spectacular improvements over their 2003 results fueled to some degree by stronger than expected residential construction demand and tight to restricted supplies of cement. Our people responded by adding operational and scheduling efficiencies that enabled over60% plus growth in operating profit to $60,007,000 in fiscal 2004. We also added two additional concrete plants to bring our total number of ready-mix facilities to 109 by the end of the year.

We are pleased to recognize the dedication of our concrete segment personnel to continuous improvement as evidenced by their substantial completion of the
implementation of their CAB operating systems in all our markets.   This
proprietary software system enables operating efficiencies by automating time entry, truck tracking and key measures of productivity such as yards per driver hour, elapsed time from driver punch-in to first load and on-time
deliveries.   At year-end we were sufficiently impressed with the performance of this CAB software to form a new controlled entity to attempt to market this software product to the rest of the industry.

The aggregates segment, our largest in terms of capital employed as well as total operating profits contribution, generated a 35% plus improvement in operating profit year over year on a general accepted accounting principles
basis.   This improvement included additional real estate gains of
$7,121,000. Without the benefit of exterior acquisitions, our aggregate team personnel still managed to grow their operating profits (excluding profits from real estate sales) in excess of $15,000,000. We have to take time to commend this team for their dedication to growing their business the hard way through development of new greenfield sites, implementation of cost reducing operating efficiencies and market vigilance for both volume and pricing improvement opportunities.

Although we were fortunate that our Florida facilities sustained only minor physical damage from the four Florida hurricanes, our distribution network for aggregate sales was impacted adversely by hurricane delayed rail schedules that caused several of our terminals to run completely out of aggregate product on more than one occasion in the fourth quarter.

As a quick postscript to the year in our aggregates segment, we were fortunate to close on a new quarry site in Illinois with loading facilities on the Ohio River on October 1, 2004. We believe this site offers us great potential to produce limestone aggregate and move it by the less expensive waterborn barge transportation system to southern markets available through the Ohio/Mississippi River waterway system.

In our final board meeting of the 2004 fiscal year, our board elected to take two significant new steps with regard to dividends. In the first step, it raised our regular quarterly dividend to $.20 per share making a total annual dividend payout rate of $.80 per share. In addition, the Board, after noting our strong cash flow performance and almost excessively strong balance sheet, elected to avail our shareholders of the benefits of the lowered federal income tax rate on dividends by declaring a one time special dividend of $1.00 per share payable on October 1, 2004 to shareholders of record on September 17, 2004. We were pleased to be able to take these steps in our dividend policy as we believe they emphasize our dedication to continuous improvement in the production of cash flow as the ultimate measurement of improved business performance.

As we look forward to the coming year, we expect to see continuing strong market demand at least for the first half of our 2005 fiscal year. While we have less visibility beyond six months out, we remain considerably bullish on the potential for our particular markets in the longer run.

Fiscal 2005 will bring us the requirement for the first time that management test the adequacy of our internal controls and to report to you and our auditors on the results of that testing. Our auditors in turn will be assessing the adequacy of our testing as well as the adequacy of our controls and reporting to you at the end of the year on our performance on both issues. While our people have spent significant efforts in designing, documenting and testing our internal control processes, we, with the guidance of our audit committee, are taking this Sarbanes-Oxley Section 404 requirement seriously and are guardedly optimistic that we will receive passing grades on our final exam a year from now.

Both our proxy and our annual report with this letter are being delivered a little earlier this year in order to allow our shareholders' meeting to occur a week earlier than normal. Our board has taken this action in order that our board members and shareholders attending our annual meeting will not have to compete with the Super Bowl crowds scheduled to arrive in Jacksonville during the first week of February, 2005, the normal time for our annual meeting.

Finally, let us close this letter with final congratulations to all of our valued employees here at Florida Rock. Several years ago we set a target for all of our operations to achieve a return on capital employed after taxes that would equal 15% of their average capital employed for the year. While year to year since then some of our operations have more than exceeded that target, this is the first year since our publication of that goal that we can
say as a company that we achieved that goal.   For our fiscal 2004, we are
pleased to report to you that we achieved a 15.4% return on average capital employed. Before we raise the bar for future years, let us commend to you for your own measure of congratulations, all of the employees of Florida Rock Industries, Inc. that made this achievement possible.

Once again we thank you for your continuing support and interest in our company. We look forward to the opportunity of retaining your trust, confidence and support in the future.

Respectfully yours,

Edward L. Baker
Chairman of the Board

John D. Baker, II
President and Chief Executive Officer




Operating Review

     Operations. The Company is a major basic construction materials company concentrating its operations in the Southeastern and Mid-Atlantic states.
The Company is one of the nation's leading producers of construction
aggregates, ready mixed concrete and concrete block.   In Florida, the
Company manufactures Portland cement and calcium products, imports cement and slag which are either sold or blended or ground and then sold. It also imports clinker which is ground into cement and sold.

     Aggregates. The construction aggregates segment currently operates three crushed stone plants, two baserock plants, nine sand plants and one industrial sand plant in Florida. It operates six crushed stone plants, one crushed stone plant through a joint venture and three sand plants in Georgia; one crushed stone plant in Tennessee; one crushed stone plant in Alabama; two sand and gravel plants and two crushed stone plants in Maryland; and two crushed stone and two sand and gravel plants in Virginia. The Company also has an investment interest in a crushed stone quarry located in Charlotte County, New Brunswick, Canada. The Company operates aggregates distribution terminals in Woodbridge, Virginia; Norfolk-Virginia Beach, Virginia; Baltimore, Maryland; the Eastern Shore of Maryland; Seaford, Delaware and Washington D.C. In Florida, the Company serves Jacksonville and Central Florida including Orlando and the Polk County markets through unit train distribution terminals. In Central Florida, the Company has two terminals, at Taft and Auburndale, on the CSX rail line. In Georgia, the Company has two terminals at the ports of Brunswick and Savannah. Through a joint venture, the Company has an interest in a distribution terminal in New York City. The Company maintains in excess of 2.5 billion tons of long-term aggregates reserves of sand and stone in Florida, Georgia, Maryland, Tennessee, Virginia and New Brunswick, Canada, which are owned, or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. During fiscal 2004 the Company produced and shipped approximately 43 million tons of aggregates.

     Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Williamsburg, Newport News, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 2004 the Company had 109 ready mixed concrete plants, 11 concrete block plants, and a delivery fleet of 1,352 ready mix and block trucks. Concrete block is sold in the peninsular of Florida and South Georgia.

     Prestressed concrete products for commercial developments and bridge and highway construction are produced from two yards in Wilmington, North Carolina and precast concrete lintels and other building products are produced in Kissimmee, Florida.

     Cement. The Company's cement segment operates one cement plant located in Newberry, Florida and limestone grinding or calcium operation in
Brooksville, Florida.   During fiscal 2004, the cement plant sold 819,000
tons of cement. The Company has applied to the Florida Department of Environmental Protection for a permit to expand production of the cement plant.

Cement and granulate blast furnace slag are imported into Tampa, Florida and
some of the cement sold and the balance is either blended or bagged.   The
slag is ground and either sold or blended and then sold. Clinker, which is an unground cement, is imported into Port Manatee, Florida and is ground into cement and sold.

The limestone grinding plant in Brooksville, Florida provides product for the animal feed industry.






Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                           2004       2003        2002        2001        2000
Summary of Operations
Total sales, including  $ 948,519    746,059     723,724     715,695     665,599
  freight
Gross profit            $ 255,202    188,272     176,290     168,512     147,747
Operating profit        $ 175,928    112,299     106,447     114,071      99,192
Interest expense        $   2,126      1,853       3,862       9,891       8,750
Income before income    $ 177,953    116,308     106,320     106,920      92,153
  taxes
Provision for income    $  64,283     40,707      37,425      37,636      32,439
  taxes
Net income              $ 113,670     75,934      68,895      69,284      59,714

Per Common Share
Basic earnings per share$    2.63       1.77        1.62        1.65        1.43
Diluted earnings per
 share                  $    2.58       1.74        1.59        1.61        1.40
Shareholders' equity    $   14.32      13.33       11.91       10.53        9.09
Cash dividend           $   1.701       .368        .247        .223        .189

Financial Summary
Current assets          $ 198,336    190,094     126,587     156,258     123,348
Current liabilities     $ 158,901     95,723      87,181      86,270      80,717
Working capital         $  39,435     94,371      39,406      69,988      42,631
Property, plant and
 equipment, net         $ 520,959    489,778     490,734     509,150     486,544
Total assets            $ 934,929    886,154     733,349     755,120     690,045
Long-term debt,         $  41,927    118,964      43,695     138,456     163,620
 excluding current
Shareholders' equity    $ 620,880    574,422     510,647     446,198     379,949

Other Data
Return on average
 shareholders' equity        19.0       13.9        14.4        16.8        16.6
Return on average capital
 employed                    15.4       11.2        11.3        12.3        12.1
Additions to property,
 plant and equipment    $ 104,656     63,195      49,837      85,611     127,600
Depreciation, depletion
 and amortization       $  63,628     63,126      66,152      62,603      51,960
Weighted average number
 of shares - basic         43,207     42,947      42,623      42,011      41,834
Weighted average number
 of shares - diluted       44,089     43,642      43,429      42,930      42,677
Number of employees at
 end of year                3,208      3,127       3,092       3,392       3,243
Shareholders of record        834        845         892       1,059       1,136

(a) Included in operating profit for 2004, 2003, 2002, 2001 and 2000 are gain(loss) on the sale of assets of $13,167,000, $3,556,000, $ 2,812,000,
$19,866,000, and $17,726,000, respectively. See Note 13 to the Consolidated Financial Statements.






Management Analysis

     Overview. The Company is one of the nation's leading producers of construction aggregates, a major provider of ready-mix concrete and concrete products in the Southeastern and mid Atlantic States and a significant supplier
of cement in Florida and Georgia.   We operate through three business segments:
construction aggregates, concrete products and cement and calcium. The construction aggregates segment is engaged in the mining, processing,
distribution and sale of sand, gravel and crushed stone.   The concrete
products segment is engaged in production and sale of ready-mix concrete, concrete block, prestressed concrete as well as sales of other building
materials.   The cement and calcium products segment is engaged in the
production and sale of Portland and masonry cement, the importation of cement and slag which are either sold or ground or blended and then sold and the sale
of calcium products to the animal feed industry.   Opportunities are being
explored in other industries to expand the sale of calcium products.

    For the contribution made to net sales and operating profit from each business segment, see Note 14 to the Consolidated Financial Statements.

    During August 2003, the Company completed the acquisition of Lafarge
Florida Inc. (see Note 3).     As a result, this acquisition is a significant
contributor to the changes in our operating results for this fiscal year as compared to last fiscal year.

    Our operations are influenced by a number of external and internal factors. External factors include weather, competition, levels of construction activity in the Company's markets, the cost and availability of money, appropriations and construction contract lettings by federal and state governments, fuel costs, transportation costs, driver availability, availability and affordability of clinker and cement, reliability and affordability of ocean shipping vessels to deliver clinker and cement, labor costs and inflation. Internal factors include sales mix, plant location, quality and quantities of aggregates reserves, capacity utilization and other operating factors.

    During August and September 2004, the southeastern United States was
affected by four hurricanes and one tropical storm.   These storms caused a
disruption in our business.   While we had only minor damage to our plants, we
had to secure our assets prior to the storms causing us to cease operations
just prior to the storms.   After the storms, we were without electricity in
some of our markets for several days, our customers reduced their purchases due to loss of electricity or conditions too wet to use our products, a focus on restoring conditions rather than commencing new construction and rail
operations that ceased providing delivery of product to our terminals.    This
resulted in lower sales volumes in all of our southern operations during these two months.

    Financial results will be affected by planned maintenance at the cement plant since these costs, which can be significant, are expensed when incurred.
 The Company expensed planned maintenance of $3,284,000 in fiscal 2004, as compared to $2,522,000 in fiscal 2003. The plant was shut down for twenty-four days in fiscal 2004 and eighteen days in fiscal 2003 for planned maintenance. Planned maintenance is scheduled for the first quarter of fiscal 2005 at an estimated cost of $2,800,000 as compared to $2,300,000 for the first quarter of fiscal 2004.

        During the third quarter of our fiscal year, supplies of cement were
extremely tight.    This shortage during the third quarter and early fourth
quarter was driven by record demands for cement in the Florida market, unusual downtime at some of our Florida competitors' plants, no availability of increased imports or shipping vessels to fill the gaps and strong international
demand for cement.   Deliveries of imported cement and clinker did not occur on a timely basis. This resulted in outages at our cement terminals on several occasions and shipping product longer distances from our cement plant in
Newberry.   In August and September, four hurricanes and a tropical storm reduced the demand for cement and brought supply and demand for cement in balance.

    The shortage of cement caused some curtailment of sales of ready-mix
concrete during the third and early fourth quarter.   The Company did not shut
down any concrete plants but had to curtail operating hours by closing on
Saturday and early in the afternoon.    In addition, during the fourth quarter
in some markets there are now shortages of construction aggregates.    Our
construction aggregate plants in our Florida market have reduced their
inventories and are selling their production.   The weather during the fourth
quarter disrupted the rail transportation to distribution yards.   As a result,
the markets served by the Florida distribution yards had a shortage of construction aggregates during September and continuing into the first quarter of fiscal 2005.

    Our capital expenditure program for 2004 was $104.6 million.   During the
year, we made the decision to accelerate the purchase of equipment originally scheduled for purchase during the early part of fiscal 2005 to ensure delivery prior to the expiration of the bonus depreciation rules at December 31, 2004.
The 2004 program included the purchase of $32.6 million of land.   For fiscal
2005, the program has a budget of $105 million. Of this amount approximately $49 million is for replacements and approximately $56 million is for new land
and plants.   Historically, the capital expenditures for replacements have been slightly lower than the 2005 budget.

    Our insurance program consists of the Company self-insuring a portion of the claims and paying premiums for coverage in excess of this self-insurance
retention.   The self-insurance retention level is determined by comparing the
premium for the coverage versus the potential exposure.   For the automobile
and general liability insurance programs, self-insurance retention is
$3,000,000.   For workers compensation insurance program, during fiscal 2004 the self-insurance retention was $500,000 and for fiscal 2005 this was increased to $1,000,000.

   Operating Review. Fiscal 2004 sales increased 27.1% to $948,519,000 from
$746,059,000 for fiscal 2003.   The operations acquired in August 2003
contributed sales of $89,362,000.   Excluding the sales of the acquisition,
sales would have been $859,157,000, a 15.2% increase from fiscal 2003.   The
fiscal 2004 increase excluding the acquisition was the result of increased volumes and sales prices of construction aggregates, increased prices and volumes of ready mix concrete, increased volumes and prices of concrete block and building materials and increased cement volumes and prices.

    Fiscal 2003 sales increased 3.1% to $746,059,000 from $723,724,000 for
fiscal 2002.   The operations acquired in August 2003 contributed sales of
$12,534,000.   Excluding the sales of the acquisition, sales would have been
$733,525,000, a 1.4% increase from fiscal 2002.   The fiscal 2003 increase
excluding the acquisition was the result of increases in volumes and in sales prices of construction aggregates, increased prices of ready mix concrete, increased volumes and prices of concrete block and building materials and
increased cement volumes.   Partially offsetting these increases were decreased
volumes of ready mix concrete and prices of cement.

    For the contribution made to net sales from each business segment, see Note 14 to the Consolidated Financial Statements.

    Gross profit for 2004 increased 35.5% and gross margin increased to 26.9%
of sales as compared to 25.2% last year.    These increases were due to gross
profit and gross margin improvements in all three business segments. Construction aggregates improvements were due to higher sales prices while
maintaining the average cost of producing construction aggregates.   The cement
and calcium group improvement was due to gross profit from the operations acquired in August 2003 and increased volumes at the Newberry cement plant.
The increase in concrete products was due to higher volumes and prices
partially offset by higher material costs.   In fiscal 2004 expense was $1,
714,000 from LIFO as compared to $612,000 for fiscal 2003. During fiscal 2004, higher risk insurance depressed gross profit and margin, while lower depreciation expense of $625,000 contributed to the improvement in gross profit and margin.

    Gross profit for 2003 increased 6.8% and gross margin increased to 25.2% of
sales as compared to 24.4% for 2002.    These increases were due to
construction aggregates and cement gross profit and gross margin improvements
partially offset by a reduction in concrete products.   Construction aggregates
improvements were due to higher sales prices while maintaining the average cost
of producing construction aggregates.   The cement and calcium group
improvement was due to gross profit from the operations acquired in August 2003
and increased volumes at the Newberry cement plant.   The reduction in concrete
products gross profit was due to reduced volumes and higher material costs
partially offset by increased sales prices.   Fiscal 2002 includes income of
$1,170,000 as a result of the reduction in the LIFO reserve as compared to an
expense of $612,000 for fiscal 2003.   During fiscal 2003, higher risk
insurance depressed gross profit and margin, while lower depreciation expense of $2,294,000 contributed to the improvement in gross profit and margin.

    Selling, general and administrative expenses increased 16.2% in 2004. Selling, general and administrative expenses as a percentage of sales were
9.7% for fiscal 2004 as compared to 10.7% for fiscal 2003.   Selling, general
and administrative expenses were increased as a result of higher profit sharing and management incentives programs (which are linked to profitability before real estate gains), new site permitting costs, administrative and selling expenses of the operations acquired in 2003 and higher insurance costs.

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

    Interest expense for 2004 increased to $2,126,000 from $1,853,000 in 2003 as a result of higher debt outstanding on revolving credit agreements.

    Interest expense for 2003 decreased to $1,853,000 from $3,862,000 in 2002 as a result of increased debt outstanding on revolving credit agreements and lower interest rates.

    Interest income decreased to $786,000 in 2004 from $2,512,000 in 2003. This decrease was due to having excess funds available for investment purposes
during 2003.   Other income increased to $3,350,000 in 2003 from $2,285,000 in
2002 primarily as a result of $932,000 improvement in equity in net earnings of affiliates.

    Income tax expenses increased to $64,283,000 in 2004 from $40,707,000. The effective income tax rate in 2004 was 36.1% as compared to 35.0% in 2003. The increase in the effective income tax rate was primarily due to increased contribution to earnings from the cement and calcium and concrete products business segments not subject to percentage depletion.

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

     Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):

                                        2004        2003       2002

Cash and cash equivalents           $   45,891     38,135       3,845
Total debt                          $   44,048    119,482      50,982
Current ratio                         1.2 to 1   2.0 to 1   1.5  to 1
Debt as a percent of
  capital employed                         6.0%      15.8         8.2
Unused revolving credit             $  250,000    125,000     200,000
Unused short-term lines             $   65,000     65,000      38,100

     In 2004, cash provided by operations of $192,392,000, sales of assets of $27,461,000 and proceeds from the exercise of stock options of $6, 385,000 were used to purchase $104,552,000 of property, plant and equipment, to repay debt of $75,433,000 and to pay dividends of $28,763,000.

     During fiscal 2004, cash flow provided by operations was $192,392,000. The major reason for the increase was increased earnings, an increase in deferred taxes and an increase in accounts payable and accrued liabilities. Deferred taxes increased primarily as a result of accelerated fixed asset purchases to take advantage of bonus depreciation prior to expiration of the
current law.   Accounts payable and other liabilities increased primarily as a result of accruing the special dividend paid on October 1, 2004 and being allowed to postpone payment of Federal income taxes due to the hurricane.

     Cash flow used in investing activities was $86, 820,000 for fiscal 2004. This resulted from purchases of property, plant and equipment of $104,552,000.
Proceeds from sales of property, plant and equipment was $27,461,000.   The
closing of the remaining installment of a sale of a former quarry accounted for $20,250,000 of this number.

     Cash flow used for financing activities was $97,816,000 in fiscal 2004. During the year, $75,433,000 of revolving credit and long-term debt was repaid from excess cash flow.

     In 2003, cash provided by operations of $132,578,000, proceeds from long-term debt of $75,808,000, sales of assets of $7,193,000 and proceeds from the exercise of stock options of $3,626,000 were used to purchase $45,451,000 of property, plant and equipment, to repay short-term debt of $6,900,000 and to pay dividends of $11,458,000 and to fund a business acquisition of $124,501,000.

     The Company expects its 2005 expenditures for property, plant and equipment to be approximately $105,000,000 and depreciation, depletion and amortization to be approximately $67,000,000.

     The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. New plants and land acquisitions account for
approximately $56,000,000 of this expenditure program.   At September 30, 2004,
the Company had placed orders and was committed to purchase equipment costing approximately $2,306,000 and purchase a quarry for $10,234,000.
     In August 2002, the Board of Directors authorized management to repurchase up to $20,000,000 of common stock from time to time as opportunities may arise. No shares have been repurchased under this authorization.

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

     Working capital for fiscal 2004 decreased to $39,435,000 from $94,371,000
for fiscal 2003.   The decrease was due to accruing the special dividend paid on October 1, 2005 and repayment of the long-term revolving credit agreement during the year.

      Working capital for fiscal 2003 increased to $94,371,000 from $39,406,000
for fiscal 2002.   The increase was due to the Company committing not to repay
a portion of its revolving credit agreement for a fixed period.   As a result,
excess cash was invested in short-term investments.   In addition, the
acquisition in August 2003 contributed $13,712,000 of working capital.

      Based on current expectations, management believes that its internally generated cash flow and access to existing credit facilities are sufficient to meet the liquidity requirements necessary to fund operations, capital requirements, debt service and future dividend payments. At September 30, 2004, there was available $250,000,000 under a long-term revolver and
$65,000,000 available under overnight lines of credit.   In addition, there is
approximately $28,000,000 that could be re-borrowed under insurance policies. It may be necessary to obtain additional levels of financing in the event opportunities arise for the Company to make a large strategic acquisition.

     The following table summarizes the Company's contractual obligations,
maturities and commitments.   See Notes 7 and 12 of the Notes to Consolidated
Financial Statements for additional information regarding long-term debt and operating leases.

                            Less Than    1-3     3-5   More Than
                             1 Year     Years   Years   5 Years     Total

Long-term debt             $  2,121     7,819   5,825   28,283      44,048

Operating leases              1,447     2,092   1,728    4,293       9,560

Purchase obligations          1,750     3,500   4,438    7,000      16,688

Other long-term liabilities   8,991    11,565   5,874   12,596      39,026

    Total                  $ 14,309    24,976  17,865   52,172     109,322

      Excluded from the above table are minimum royalties on contracts that are cancelable on short notice.

       Off-Balance Sheet Arrangements. There are not off-balance sheet arrangements, such as financing or variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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

	Intangible assets and goodwill.   Financial Accounting Standards Board
Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" requires companies to test goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying
value).   The Company has determined that it has three reporting units and the
annual impairment test will be performed as of September 30th.   SFAS 142 also
requires that the carrying value of an identifiable intangible asset that has an indefinite life be determined by using a fair value based approach.

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

	Inventory.    Inventory for the aggregates segment on a quarterly basis
is based on internal estimates of production during the period.   An outside
consultant measures the volume of aggregates inventory for our large quarries on a quarterly basis and the balance of the locations primarily on a semi-
annual basis.   Aggregates inventory is adjusted to the amounts shown in the report of the outside consultant.

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

     Related Party Transactions.   Patriot Transportation Holding, Inc.
("Patriot"), a related party, hauls diesel fuel, cement and other supplies for
the Company.   Charges for such services are based on prevailing market prices.
The Company also leases various aggregate mining and other properties paying rent or royalties based on long-term contracts entered into during the mid
1980's and early 1990's.   In addition, the Company provides administrative
services to Patriot. These services are provided at market prices.

	The Company has purchased from Patriot four parcels of land during the
last two years.   On May 7, 2004, the Company purchased for $15,000,000 108
acres of land in Northern Virginia currently leased by the Company from Patriot
and another parcel of property for $1,638,000.   In September 2003, the Company
purchased for $1,836,000 a parcel of land.   On March 31, 2004, the Company
purchased a parcel of land and improvements containing approximately 6,321
acres in Northeast Florida for $13,000,000.   These transactions were reviewed
and approved on behalf of the Company by a committee of independent directors after receipt of appraisals and consultation with management.

	In April 2002, the Company purchased for $67,000 a parcel of land in which an officer had an undivided 80% interest.

     Outlook.   Residential construction continues strong in most of the
Company's markets.   Slight improvements in non-residential are also evident
throughout our market area.   Highway construction spending in our Florida
markets continues to be quite strong but state budgetary constraints in our other markets are restraining any improvements in highway construction
activity.   We expect a continuing strong market demand for the first half of
fiscal 2005.   While we have less visibility beyond the first half, we remain considerably bullish in the potential for our particular markets in the longer run.

       For fiscal 2005, due to increasing premiums for workers compensation insurance, the Company increased its self-insurance retention from $500,000 to $1,000,000 for this line coverage.

     Inflation. In the past five years the Company has been able to raise the price of its core products in amounts that generally offset or exceed inflation as measured by the Consumer Price Index.



     Forward-Looking Statements.	Certain matters discussed in this report
contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by
such forward-looking statements.   These forward-looking statements relate to,
among other things, capital expenditures, liquidity, capital resources, and competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "project," "continuing," "ongoing," "expects," "contemplates," "management believes," "the Company believes," "the Company
intends," and similar words or phrases.   The following factors are among the
principal factors that could cause actual results to differ materially from the forward-looking statements: availability and terms of financing; the weather; competition; levels of construction activity in the Company's markets; cement shipments; fuel and electric costs; transportation costs; inflation; quality and quantities of the Company's aggregates reserves; residential and nonresidential construction; public spending for federal highways and infrastructure; governmental regulations; ocean shipping rates; and management's ability to determine appropriate sales mix, plant location and capacity utilization.

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




Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                         First            Second            Third          Fourth
                     2004    2003      2004    2003    2004    2003     2004    2003
Total sales,      $ 225,392 164,246  228,602 163,615 251,649 198,113  242,876  220,085
 including freight
Gross profit      $  58,803  36,020   60,500  41,637  74,812  54,929   61,087   55,686

Operating
 profit           $  49,517  18,643   38,561  24,891  51,153  34,117  36,697  34,648

Income before
 income taxes     $  50,199  19,126   38,556  25,157  51,802  35,450  37,396   36,575

Income before
 cumulative effect
 of accounting
 change		$  32,128  12,396   24,497  16,300  33,050  22,971   23,995   23,934

Cumulative effect
 of accounting
 change                   -     333        -       -       -       -       -       -

Net income        $  32,128  12,729   24,497  16,300  33,050  22,971  23,995  23,934

Per common share:
    Basic EPS
     Income before
      cumulative
      effect of
      accounting
      change      $     .75     .29      .57     .38     .76     .53     .55     .56
     Cumulative
      effect of
      accounting
      change              -     .01        -       -       -       -       -       -
     Net Income   $     .75     .30      .57     .38     .76     .53     .55     .56

    Diluted EPS
     Income before
      cumulative
      effect of
      accounting
      change      $     .73     .28      .56     .37     .75     .53     .54     .55
     Cumulative effect
      of accounting
      change              -     .01        -       -       -       -       -       -
     Net Income   $     .73     .29      .56     .37     .75     .53     .54     .55

    Cash dividend $    .167    .067     .167    .067    .167    .067     1.20   .167
    Market price:
        High      $   40.00   28.45    45.50   26.53   43.22   29.94    50.30    35.49
        Low       $   32.87   19.15    36.15   21.07   35.90   22.47    39.75    27.00




Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Florida Rock Industries, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2002 the Company changed its method of accounting for its costs of reclamation to conform to Standard of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
December 01, 2004





Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                 2004       2003      2002

Net sales                                     $926,609    728,674    707,459
Freight revenues                                21,910     17,385     16,265
    Total sales                                948,519    746,059    723,724

Cost of sales                                  671,506    540,637    531,287
Freight expense                                 21,811     17,150     16,147
    Total cost of sales                        693,317    557,787    547,434

Gross profit                                   255,202    188,272    176,290
Selling, general and administrative expenses    92,441     79,529     72,655
Gain on sales of real estate                   (13,167)    (3,556)    (2,812)

Operating profit                               175,928    112,299    106,447
Interest expense                                (2,126)    (1,853)    (3,862)
Interest income                                    786      2,512      1,450
Other income, net                                3,365      3,350      2,285
Income before income taxes                     177,953    116,308    106,320
Provision for income taxes                      64,283     40,707     37,425

Income before cumulative effect of
 accounting change                             113,670     75,601     68,895
Cumulative effect of accounting change,
  net of income taxes of $181	             	     -        333          -

  Net income                                 $ 113,670     75,934     68,895

Earnings per common share:
    Basic
      Income before cumulative effect
       of accounting change                      $2.63       1.76       1.62
      Cumulative effect of accounting change         -        .01          -
      Net income                                 $2.63       1.77       1.62
    Diluted
      Income before cumulative effect of
       accounting change                         $2.58       1.73       1.59
      Cumulative effect of accounting change         -        .01          -
      Net income                                 $2.58       1.74       1.59

 Weighted average number of shares used in
 computing earnings per common share:
    Basic                                       43,207     42,947     42,623
    Diluted                                     44,089     43,642     43,429


See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Balance Sheets September 30
(Dollars in thousands)
                                                     2004            2003
Assets
Current assets:
  Cash and cash equivalents                     $   45,891          38,135
  Accounts receivable, less allowance for
   doubtful accounts of $2,555($3,419 in 2003)     107,000         106,954
  Inventories                                       35,100          37,079
  Current deferred income taxes                      5,454           2,530
  Prepaid expenses and other                         4,891           5,396

          Total current assets                     198,336         190,094
Other assets                                        67,243          57,709
Goodwill                                           148,391         148,573
Property, plant and equipment, at cost:
  Depletable land                                  127,773         128,715
  Other land                                        75,626          52,074
  Plant and equipment                              818,378         784,367
  Construction in process                           15,784           7,276
                                                 1,037,561         972,432
  Less accumulated depreciation and depletion      516,602         482,654
          Net property, plant and equipment        520,959         489,778
                                                $  934,929         886,154
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                              $   47,121          46,557
  Dividends payable                                 52,017           7,187
  Federal and state income taxes                     7,770           3,600
  Accrued payroll and benefits                     31, 974          21,131
  Accrued insurance reserves, current portion        6,627           4,924
  Accrued liabilities, other                        11,271          11,806
  Long-term debt due within one year                 2,121             518
          Total current liabilities                158,901          95,723

Long-term debt                                      41,927         118,964
Deferred income taxes                               79,181          65,907
Accrued employee benefits                           18,268          17,661
Long-term accrued insurance reserves                10,443           8,281
Other accrued liabilities                            5,329           5,196
          Total liabilities                        314,049         311,732

Commitments and contingent liabilities
  (Notes 12, 16 and 17)
Shareholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -               -
  Common stock, $.10 par value;
       50,000,000 shares authorized, 43,347,634
       shares issued (43,078,013 shares in 2003)     4,335           4,308
  Capital in excess of par value                    24,431          18,078
  Retained earnings                                592,114         552,036
         Total shareholders' equity                620,880         574,422
                                                $  934,929         886,154

See accompanying notes.




Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows Years ended September 30
(Dollars in thousands)
                                                     2004     2003      2002
Cash flows from operating activities:
  Net income                                      $113,670   75,934   68,895
  Cumulative effect of accounting change                 -     (333)       -
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       63,628   63,126   66,152
     Deferred income tax provision                  10,350    5,530    5,538
     Provision for doubtful accounts                   777    1,170    1,025
     Gain on disposition of property, plant and
       equipment and other assets                  (16,181)  (4,999)  (5,276)
     Net changes in operating assets and
       liabilities, net of businesses acquired:
       Accounts receivable                          (1,244) (14,031)   6,254
       Inventories                                   1,980      809     (872)
       Prepaid expenses and other                      504   (2,583)    (698)
       Accounts payable and accrued liabilities     19,960    7,486    2,672
     Other, net                                     (1,052)     469      361
Net cash provided by operating activities          192,392  132,578  144,051

Cash flows from investing activities:
  Purchase of property, plant and equipment       (104,552) (45,451) (49,806)
  Proceeds from the sale of property, plant and
    equipment and other assets                      27,461    7,193    8,658
  Additions to other assets                         (9,768)  (3,301) (27,938)
  Business acquisitions, net of cash acquired            - (124,501)       -
  Additions to notes receivable                          -        -     (150)
  Collection of notes receivable and advance to
    affiliates                                          39    7,104      532
Net cash used in investing activities              (86,820)(158,956) (68,704)

Cash flows from financing activities:
  Proceeds from long-term debt                           -   75,808    4,182
  Net increase (decrease) in short-term debt             -   (6,900)   6,900
  Repayment of long-term debt                      (75,433)    (408)(107,701)
  Exercise of employee stock options                 6,385    3,626    8,500
  Repurchase of Company common stock                    (5)       -   (2,407)
  Payment of dividends                             (28,763) (11,458) (10,084)
Net cash provided by(used in)financing activities (97,816) 60,668 (100,610) Net increase (decrease) in cash and cash
  equivalents                                        7,756   34,290  (25,263)

Cash and cash equivalents at beginning of year      38,135    3,845   29,108
Cash and cash equivalents at end of year           $45,891   38,135    3,845

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $ 2,126    1,707    6,291
     Income taxes                                  $46,496   32,667   22,160
  Non-cash investing and financing activities:
     Additions to property, plant and equipment
       from exchanges                              $   104      831       31
     Additions to receivables from sale of
       property, plant and equipment               $     -       20       75
     Additions to other assets from selling
       property, plant and equipment for a
       prepaid royalty agreement                   $ 1,000        -        -



See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity Years ended September 30

(Dollars in thousands except share and per share amounts)

                                        Capital in
                       Common Stock     Excess of    Retained   Treasury Stock
                     Shares    Amount   Par Value    Earnings   Shares  Amount


Balance at October
 1, 2001            42,692,891 $4,269   13,851      433,531 (335,853) (5,453)


Shares purchased       (86,870)    (8)  (2,395)                 (117)     (4)
Exercise of stock
 options               261,554     26   (1,539)              335,970   5,457
Tax benefits on stock
 options exercised                       4,556
Net income                                           68,895
Cash dividends ($.247                               (10,539)
 per share)
Balance at September
 30, 2002                                                    _______   _____
                    42,867,575  4,287   14,473      491,887        -       -


Exercise of stock
 options               210,528     21    2,147
Tax benefits on stock
 options exercised                       1,458
Net income                                           75,934
Cash dividends ($.368
 per share)                                         (15,785)
Balance at September                                         _______   _____
 30, 2003           43,078,103  4,308   18,078      552,036        -       -


Shares repurchased        (151)             (5)
Shares issued            6,000      1      256
Exercise of stock
 Options               263,682     26    2,833
Tax benefits on stock
 options exercised                       3,269
Net income                                          113,670
Cash dividends ($1.701
 per share)                                         (73,592)
Balance at September
 30, 2004           43,347,634 $4,335   24,431      592,114        -      -





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

   RECLASSIFICATION - Certain reclassifications have been made to prior year amounts to conform with the presentation adopted in 2004.

   COMMON STOCK SPLIT - On December 3, 2003, the Board of Directors approved a
3 for 2 common stock split.    Shareholders of record as of January 2, 2004,
received one additional share for each two shares held.   The stock split was
effected in the form of a stock dividend on January 16, 2004.   All share and
per share amounts for all prior periods have been restated to reflect the stock split.

   For the two years ended September 30, 2003, the following is the effect on earnings per share:

                                         2003	            2002

Basic earnings per share
  as reported				    $2.65               2.42
After giving effect to the
  stock split				     1.77               1.62

Diluted earnings per share
  as reported				     2.61               2.38
After giving effect to the
  stock split				     1.74               1.59

  INVENTORIES - Inventories are valued at the lower of cost or market. Cost for parts and supplies inventory at the cement plant are determined under the first-in, first-out (FIFO) method. Cost for other inventories is determined under the last-in, first-out (LIFO) and average cost methods.

  REVENUE RECOGNITION - Revenue, net of discounts, is recognized on the sale of products at the time the products are shipped, all significant contractual obligations have been satisfied and the collection of the resulting receivable
is reasonably assured.   Amounts billed customers for delivery costs are
classified as a component of total sales and the related delivery costs are classified as a component of total cost of sales.

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

Depletion of sand and stone deposits is computed on the basis of units of
production in relation to estimated proven reserves.   Proven reserves are
estimated by our geologists based upon results of sampling and other scientific methods and techniques.

   GOODWILL - SFAS 142 was adopted effective October 1, 2001.   As a result,
goodwill is no longer amortized, but reviewed for impairment annually or more
frequently if certain indicators arise.   The transitional impairment tests as
of October 1, 2001 and the annual impairment tests show no impairment of goodwill. Goodwill is tested for impairment annually on September 30th at the reporting unit level unless an event occurs during the year that might reduce
the fair value of a reporting unit below its carrying value.   The Company has
determined that it has three reporting units.

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

  STOCK OPTIONS - The Company accounts for stock options under the intrinsic
value method of APB Option No. 25.   The Company has not incurred any
compensation cost using the intrinsic value method for employee stock options. If the fair value based method had been used, the following table summarizes the pro forma effect (in thousands except per share amounts):

                              	  2004       2003       2002

Reported net income               $113,670      75,934      68,895
Compensation cost
 determined under fair value
 based method, net of income
 taxes                              (2,134)     (1,582)     (1,448)

Pro forma net income              $111,536      74,352      67,447

Basic earnings per share:
 Reported net income              $   2.63        1.77        1.62
 Compensation cost, net of
  income taxes                        (.05)       (.04)       (.04)
 Pro forma basic earnings
  per share                       $   2.58        1.73        1.58

Diluted earnings per share:
 Reported net income              $   2.58        1.74        1.59
 Compensation cost, net of
  income taxes                        (.05)       (.04)       (.04)
 Pro forma diluted earnings
  per share                       $   2.53        1.70        1.55


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



  CASH FLOW STATEMENT - All highly liquid debt instruments with maturities of three months or less at the time of purchase are considered to be cash equivalents.

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

  DERIVATIVES - SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities" has been adopted.   This statement requires companies to
record derivatives on the balance sheet as assets and liabilities measured at
fair value.   Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and
whether it qualifies for hedge accounting.   All derivatives whether designated
in hedging relationships or not, are required to be reported on the balance sheet at fair value. During September 2002, a heating oil derivative contract was purchased. As the derivative contract did not qualify for hedge accounting, the change in fair value of the contract between the date purchased and September 30, 2002 was a loss in the amount of $72,000. For 2003, the Company recorded $64,000 of income from this contract.

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

The analysis of the asset retirement obligation for the 2003 and 2004 years ended September 30 is as follows:

                                             2004          2003
    Balance at beginning of period         $ 8,649       $     -
    Initial liability on adoption of
      the new standard                           -         8,385
    Additional liabilities                     213           441
    Accretion of expenses                      361           363
    Payment of obligations                    (190)         (540)

       Balance at end of period            $ 9,033       $ 8,649

If the provisions of SFAS No. 143 had been adopted as of October 1, 2001, earnings before income taxes and net income for 2002 would have increased
$28,000 and $18,000, respectively.   The pro forma asset retirement obligation
as of October 1, 2001 would have been $8,018,000.

3. Acquisitions.   On August 12, 2003, the Company completed the acquisition of
Lafarge Florida, Inc. which imports cement and granulates blast furnace slag
into Tampa, Florida.   Some of the cement is sold and the balance is either
blended or bagged and then sold.   The slag is ground and either sold or
blended and then sold.   Clinker is imported into Port Manatee, Florida and is
ground into cement and sold.   The purchase price was $124,545,000 in cash
including acquisition costs of $594,000.   A portion of the cash purchase price
was borrowed under the Company's existing revolving credit agreements.

   The purchase price has been allocated to assets and liabilities acquired. The following summarizes the estimated fair values of the assets acquired and liabilities as of the date of acquisition (in thousands):


      Current assets                               $ 18,131
      Goodwill                                       93,689
      Property, plant and equipment                  16,913

         Total assets acquired                      128,733

      Current liabilities                             4,188

         Purchase price                            $124,545

   During 2004, the final determination of the fair value of the assets acquired and liabilities assumed was made resulting in a decrease in goodwill of $182,000.

   All of the assets acquired including goodwill are attributable to the Cement
and Calcium segment.   All of the goodwill is expected to be amortized for
income tax purposes.

   The following unaudited pro forma financial information presents the results of operations as if this acquisition had occurred at the beginning of the period (in thousands, except per share amounts; unaudited).

                                                     2003           2002

Total sales                                       $ 829,156       815,265
Net income                                        $  84,232        76,887
Earnings per share:
      Basic                                       $    1.96          1.81
      Diluted                                     $    1.93          1.77

   The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments for increased interest expense on the
revolving credit agreement.   The unaudited pro forma results are not
indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the period or of future results. The unaudited pro forma financial information for the year ended September 30, 2003 is based on the Company's fiscal year and Lafarge
Florida's results to the date of purchase.   As a result, the results of
operations for Lafarge Florida for the quarter ended December 31, 2002 are included in both periods.

   In addition, the Company formalized a supply agreement with Lafarge North
America.   Under the supply agreement, the Company is required to purchase
annually a fixed amount of raw materials.   If the Company does not purchase
the required raw materials, liquidated damages may apply.    Based on
historical purchases, the Company does not expect to pay liquidated damages. The supply agreement qualifies under the normal purchase exception for derivatives.

4. Transactions with related parties. As of September 30, 2004 four of the Company's directors were also directors of Patriot Transportation Holding, Inc. ("Patriot"). Such directors own approximately 48.0% of the stock of Patriot and 27.1% of the stock of the Company. Accordingly, Patriot and the Company are considered related parties.

   Patriot, through its transportation subsidiaries, hauls diesel fuel, cement and other supplies for the Company. Charges for these services are based on
prevailing market prices.   Other wholly owned subsidiaries of Patriot lease
certain construction aggregates mining and other properties to the Company.
The Company paid rents, royalties and transportation charges to subsidiaries of Patriot totaling $7,623,000 in 2004, $7,305,000 in 2003 and $6,944,000 in 2002.

   The Company furnishes certain management, legal and administrative services
to Patriot and its subsidiaries.   Income earned for these services was
$372,000 in 2004, $440,000 in 2003 and $463,000 in 2002.

   At September 30, 2004, the Company had net accounts payable to Patriot of $32,000 and at September 30, 2003 had net accounts payable to Patriot of $358,000.

   The Company has purchased from Patriot four parcels of land during the last
two years.   On May 7, 2004, the Company purchased for $15,000,000 108 acres of land in Northern Virginia currently leased by the Company from Patriot and another parcel of property for $1,638,000. In September 2003, the Company purchased for $1,836,000 a parcel of land. On March 31, 2004, the Company purchased a parcel of land and improvements containing approximately 6,321 acres in Northeast Florida for $13,000,000. These transactions were reviewed and approved on behalf of the Company by a committee of independent directors after receipt of appraisals and consultation with management.

   In April 2002, the Company purchased for $67,000 a parcel of land in which an officer had an undivided 80% interest.

5. Inventories. Inventories at September 30 consisted of the following (in thousands):

                                           2004            2003

Finished products                       $ 19,878          21,240
Raw materials                              8,123           8,223
Work in progress                             449           1,704
Parts and supplies                         6,650           5,912
                                        $ 35,100          37,079

   The excess of current cost over the LIFO stated values of inventories was $6,619,000 and $4,905,000 at September 30, 2004 and 2003, respectively.

   During fiscal 2004 and 2003, certain inventory quantities increased which combined with increased unit costs in fiscal 2004 and 2003 resulted in increases to the LIFO reserve. The effect of which increased costs of sales by
$1,714,000 and $612,000, respectively.   During fiscal 2002, certain inventory
quantities were reduced which resulted in a liquidation of the LIFO reserve. The effect of which decreased cost of sales by $1,170,000.

6. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           2004            2003
Investment in and advances
  to joint ventures                     $ 13,177          13,122
Real estate                                2,290           2,504
Restricted cash under deferred exchange
  agreement                                6,748               -
Other                                     45,028          42,083
                                        $ 67,243          57,709

7. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           2004             2003
Unsecured notes:
  7.8%-10% notes                        $    276             476
  Revolving credit agreement                   -          75,000
Industrial development
  revenue bonds                           21,550          21,550
Secured note of consolidated
   joint venture                          21,500          21,500
7% - 8.75% secured notes                     722             956
                                          44,048         119,482
Less portion due within
    one year                               2,121             518
                                        $ 41,927         118,964



   Of the industrial development revenue bonds at September 30, 2004, $7,550,000 is due between 2020 and 2024. The bonds provide for quarterly interest payments between 68.0% and 71.5% of prime rate (4.75% at September 30,
2004). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the Company
during the following fiscal years:   $700,000 in 2005, $1,000,000 in 2006,
$3,475,000 in 2007 and $2,375,000 in 2008. The bonds are collateralized by certain property, plant and equipment having a carrying value of $167,000 at September 30, 2004. In addition, the bonds are collateralized by certain properties of Patriot having a carrying value at September 30, 2004 of
$793,000.   The remaining $14,000,000 of industrial revenue bonds is due in
2022, and is secured by a letter of credit.  The interest rate on these bonds
is a variable rate established weekly.   The average rate on the bonds was 1.2%
and 1.3% for fiscal 2004 and 2003, respectively.

  The secured note of a consolidated joint venture is secured by the assets of the joint venture and is guaranteed by each joint venture partner based on their percentage of ownership in the joint venture and payments begin on the note in January 2005 with final maturity in January 2010. The note bears interest at 45 basis points over the London Interbank Offered Rate (1.84% at September 30, 2004).

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $12,947,000 at September 30, 2004 and are payable in installments through 2011.

  The aggregate amount of principal payments due subsequent to September 30, 2004, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 2005 - $2,121,000; 2006 - $2,677,000; 2007 - $5,142,000; 2008 - $4,047,000; 2009 - $1,778,000;
subsequent years - $28,283,000.

  The Company has a revolving credit facility, which is syndicated through a group of five commercial banks under which it may borrow up to $250,000,000.
The credit facility expires on June 30, 2009.   During 2004, the facility was
increased from $200,000,000 and the maturity date extended to June 30, 2009. Interest is currently payable at 45 basis points over the London Interbank
Offered Rate.   A commitment fee is paid on the unused portion of the total
credit.   At September 30, 2004, no balance was outstanding under the credit agreement.

  The credit agreement contains financial covenants requiring maintenance of certain debt to total capitalization and interest coverage ratios. In addition, the covenants restrict activities regarding investments and leasing and borrowing. At September 30, 2004, the Company was in compliance with all covenants contained in the credit agreement.

  The Company also has available short-term lines of credit from three banks
aggregating $65,000,000.   At September 30, 2004, no borrowings were
outstanding. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing. The weighted average interest rates on such borrowings for fiscal 2004 and 2003 were 1.6% and 1.9%, respectively.

  Capitalized interest cost on qualified construction projects amounted to $51,000 in 2002.



8. Preferred Shareholder Rights Plan.   On May 5, 1999, the Board of Directors
declared a dividend of two preferred share purchase rights (a "Right") for each
four and half outstanding shares of common stock.   The dividend was paid on
June 11, 1999. Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $145 per one one-hundredth of a Preferred Share, subject to adjustment.

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

9. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2004, 1,096,432 shares of common stock were available for future grants.

Option transactions for the fiscal years ended September 30 are summarized as follows:
                            2004              2003               2002
                               Average            Average             Average
                      Options  Price(1)  Options  Price(1)  Options   Price(1)
Shares under option:
  Outstanding at
   beginning of year 2,347,622   14.69  2,216,390   12.23  2,442,320     9.39
  Granted              450,200   38.14    420,450   26.13    396,150    21.40
  Exercised           (269,682)  10.76   (210,528)  10.30   (597,720)    6.57
  Canceled             (66,282)  18.73    (78,690)  18.09    (24,360)   15.51


Outstanding at end of
  year               2,461,858   12.36  2,347,622   14.69  2,216,390    12.23
Options exercisable at
  end of year        1,336,271          1,338,354          1,312,853
(1) Weighted average exercise price
The following table summarizes information concerning stock options outstanding at September 30, 2004.

                         Options          Options          Remaining
Exercise Price         Outstanding      Exercisable          Life
$   7.2917               839,750          839,750          2.5 years
   16.1667                50,900           40,720          5.3 years
   15.25                 292,788          175,673          6.2 years
   15.9445               112,500           67,500          6.3 years
   21.40                 337,220          134,888          7.3 years
   22.37 (average)       382,700           76,540          8.3 years
   38.64 (average)       446,000            1,200          9.3 years

    Total              2,461,858        1,336,271



Remaining non-exercisable options as of September 30, 2004 become exercisable as follows: 2005 - 324,422; 2006 - 314,242; 2007 - 233,184 and 2008 - 165,740;
2009 - 88,000.

  Options granted have been at a price equal to the fair market value of common stock on the dates of grant. The options expire ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one-year waiting period from the date of grant.

The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The weighted average fair value of options granted in fiscal 2004 was estimated to be $15.74 on the dates of grant using the following assumptions; dividend yield of 1.73%, expected volatility of 23.81%,
risk-free interest rate of 3.98% and expected lives of 7 years.   The weighted
average fair value of options granted in fiscal 2003 was estimated to be $9.63 on the dates of grant using the following assumptions; dividend yield of 1.0%, expected volatility of 31.7%, risk-free interest rate of 3.8% and expected
lives of 7 years.   In 2002 was estimated to be $8.70 on the date of grant
using the following assumptions; dividend yield of 1.1%, expected volatility of 34.9%, risk-free interest rate of 4.7% and expected lives of 7 years.

10. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):

                                      2004          2003            2002
Current:
  Federal                          $ 46,857        30,821          27,101
  State                               7,076         4,356           4,786
                                     53,933        35,177          31,887
Deferred                             10,350         5,530           5,538
  Total                            $ 64,283        40,707          37,425


 A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):



                                      2004          2003            2002
Amount computed at statutory
  Federal rate of 35%              $ 62,284        40,708          37,212
Effect of percentage depletion       (4,185)       (3,667)         (3,730)
State income taxes (net of Federal
  income tax benefit)                 5,736         3,956           3,615
Other, net                              448          (290)            328
Provision for income taxes         $ 64,283        40,707          37,425



   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below (in thousands):
                                      2004          2003
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $  83,153        71,098
 Other                                9,590         6,243
  Gross deferred tax liabilities     92,743        77,341

Deferred tax assets:
 Insurance reserves                   6,614         2,281
 Other accrued liabilities           11,262        10,922
 Other                                1,140           761
 Gross deferred tax assets           19,016        13,964
Net deferred tax liability        $  73,727        63,377

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

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                            2004        2003           2002
Service cost-benefits earned during
  the period                             $   505         265             207
Interest cost on projected benefit
  obligation                               1,369       1,363           1,366
Return on assets                          (1,759)     (1,780)         (2,223)
Amortization of net asset and prior
  service cost                               250         (82)            (92)
Total FAS 87 periodic pension cost(income)   365        (234)           (742)
FAS 88 charges/credits                         -           -               -
Net periodic pension cost (income)       $   365        (234)           (742)


  Assumptions used in determining the net periodic pension cost (income) are discount rate of 6.0% for 2004, 5.75% for 2003 and 6.5% for 2002; rate of increase in compensation levels of 4.5% for 2004, 2003 and 2002 and expected return on assets of 8% for 2004, 2003 and 2002.

  The following table provides for the retirement plan a reconciliation of projected benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                                2004          2003

Change in projected benefit obligation
  Balance beginning of year                   $24,659        20,991
  Service cost                                    505           265
  Interest cost                                 1,369         1,363
  Actuarial loss (gain)                          (862)        2,608
  Amendments                                       42           700
  Benefits paid                                (1,286)       (1,268)

  Balance end of year                          $24,427        24,659
Accumulated benefit obligation at
  end of year                                  $22,215        22,463
Change in plan assets
  Balance beginning of year                    $22,717        23,006
  Actual return on assets                        2,809         1,134
  Expenses                                        (174)         (155)
  Benefits paid                                 (1,286)       (1,268)

  Balance end of year                          $24,066        22,717

Net amount recognized

  Funded status                                $  (361)       (1,942)
  Unrecognized net actuarial loss (gain)         3,111         5,106
  Unrecognized net obligation                        -           (86)
  Unrecognized prior service cost                  720           756

Net amount recognized                          $ 3,470         3,834

Amount recognized in Consolidated Balance Sheet
  Prepaid Benefit Cost                         $ 3,470         3,834

Weighted Average Assumptions at the end of year
  Discount Rate                                   6.00%         5.75%
  Rate of Compensation Increase                   4.50%         4.50%

Increase in minimum liability included
  In Comprehensive Income                      $     -             -

Weighted Average Assumptions
  Discount Rate                                   5.75%         6.50%
  Expected Return on Plan Assets                  8.00%         8.00%
  Rate of Compensation Increase                   4.50%         4.50%

Plan Assets

                        Target Allocation
                        Fiscal year-end      Percentage of Plan Assets At
                          2005	     	    6/30/04           6/30/03

Equity securities        60 - 80                  69                61
Debt securities          20 - 30                  29                37
Other                     2 -  5                   2                 2
  Total                                          100               100

   Our pension policy was established by evaluating asset/liability studies
periodically performed by our consultants.   These studies estimate trade-offs
between expected returns on our investments and the variability in anticipated
cash contributions to fund our pension liabilities.   Our policy accepts a
relatively high level of variability in potential pension fund contributions in exchange for higher expected returns on our investments and lower expected
future contributions.   We believe this policy is prudent given our strong
pension funding, balance sheet and cash flows.

   Our strategy for implementing this policy is to invest in a relatively high proportion (60%-80%) in publicly traded equities, a moderate amount (20%-30%) in long-term publicly traded debt and a relatively small amount (2%-5%) in other investments.

   The policy is articulated through guideline ranges and targets for each asset category: domestic equities, bonds, specialty investments and cash
reserves.   Management implements the strategy within these guidelines and reviews the financial results monthly.

   Assumptions regarding our expected return on plan assets are based primarily
on judgments made by management.   These judgments take into account the
expectations of our pension plan consultants and actuaries and our investment
advisors, and the opinions of market professionals.   We base our expected
return on the long-term, not recent history.   Accordingly, the expected return
has been 8% for the past several years.

   There is no expected contribution for either the Company or the covered employees during 2005.

   Estimated Future Benefit Payments reflecting future service for the fiscal year ending (in thousands):

                  2005	                  $1,348
                  2006                     1,369
                  2007                     1,368
                  2008                     1,503
                  2009                     1,565
                  Thereafter               9,446

   Union employees are covered by multi-employer plans not administered by the Company. Payments of $139,000, $135,000 and $145,000 were made to these plans during fiscal 2004, 2003 and 2002, respectively.

   Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $16,109,000 in 2004; $11,624,000 in 2003; and $10,290,000 in 2002.

   The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. Life insurance on the lives of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2004, 2003 and 2002 was $1,555,000, $2,136,000, $2,136,000, respectively.



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

   The following table for the retiree health care plan provides a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                            2004         2003
 Change in benefit obligation
   Balance beginning of year             $ 2,102        2,227
   Service cost                               73           75
   Plan participant contributions            162          153
   Interest cost                             101          117
   Amendments                                  -           47
   Actuarial gain                           (316)        (168)
   Benefits paid                            (307)        (349)
   Balance end of year                   $ 1,815        2,102

 Change in plan assets
   Balance beginning of year             $     0            0
   Employer contributions                    145          196
   Plan participant contributions            162          153
   Benefits paid                            (307)        (349)
   Balance end of year                   $     0            0

Funded status                            $(1,815)      (2,102)
Unrecognized net gain                       (646)        (384)
Unrecognized prior service cost              100          116

Accrued post-retirement benefit costs    $(2,361)      (2,370)

     Net periodic post-retirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                            2004         2003      2002
Service cost of benefits earned
 during the period                     $      73           75        86
Interest cost on APBO                        101          117       138
Net amortization and deferral                (38)         (31)      (31)
Net periodic post-retirement benefit
 cost                                  $     136          161       193

     The discount rate used in determining the Net Periodic Post-retirement Benefit Cost and the APBO was 6.0% for 2004; 5.75% for 2003 and 6.5% for 2002.

12. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases, for fiscal 2004, 2003 and 2002 was $5,644,000, $4,693,000, $5,439,000, respectively.
Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral
leases, at   September 30, 2004 are as follows:  2005-$1,447,000; 2006-
$1,147,000; 2007-$945,000; 2008-$945,000; 2009-$783,000; after 2009-$4,293,000.
Certain leases include options for renewal. Most leases require the Company to pay for utilities, insurance and maintenance.



13. Gain on sales of real estate.  During 2004, several parcels of land were
sold resulting in a pre-tax gain of $13,167,000.   This included closing on all
remaining installments of a sale of a former quarry site.   Gross proceeds of
this sale were $20,250,000 resulting in a pre-tax gain of approximately $12,900,000. Gains on the sales of certain real estate and quarry assets were $3,556,000 in 2003 and $2,812,000 in 2002.

14. Business Segments.

   Three business segments have been identified, each of which is managed
separately along product lines.   All operations are in the Southeastern and
Mid-Atlantic states.   The Construction Aggregates segment mines, processes and
sells construction aggregates.   The Concrete products segment produces and
sells ready mix concrete and other concrete products.   The Cement and Calcium
products segment produces and sells cement and calcium products to customers in
Florida and Georgia.   It also imports into Florida cement, slag and clinker
that is either sold or ground into cement and slag and then sold.

   Operating results and certain other financial data for the business segments are as follows (in thousands):
                                                2004       2003      2002
           Net sales, excluding freight
                  Construction aggregates    $291,550    253,112   247,441
                  Concrete products           575,053    491,960   488,276
                  Cement and calcium          164,251     72,427    52,204
                  Intersegment sales         (104,245)   (88,825)  (80,462)

                  Total net sales            $926,609    728,674   707,459

           Operating profit
                  Construction aggregates    $ 87,518     64,755    58,724
                  Concrete products            60,009     37,341    47,294
                  Cement and calcium           46,123     22,394    12,875
                  Corporate overhead          (17,722)   (12,191)  (12,446)

                  Total operating profit     $175,928    112,299   106,447

           Identifiable assets, at year end
                  Construction aggregates    $340,217    333,700   325,395
                  Concrete products           253,392    217,161   218,052
                  Cement and calcium          222,855    235,153   115,326
                  Unallocated corporate assets 59,587     48,883    53,752
                  Cash items                   45,890     38,136     3,846
                  Investments in affiliates    12,988     13,121    16,978

                  Total identifiable assets  $934,929    886,154   733,349

            Depreciation, depletion and
               amortization
                  Construction aggregates    $ 25,809     25,304    28,482
                  Concrete products            23,146     24,076    23,124
                  Cement and calcium            9,211      8,424     8,970
                  Other                         5,462      5,322     5,576
                  Total depreciation, depletion
                    and amortization         $ 63,628     63,126    66,152

            Capital expenditures
                  Construction aggregates    $ 47,211     28,360    17,843
                  Concrete products            40,167     14,155    25,312
                  Cement and calcium            2,244      1,173     4,443
                  Other                        15,034      2,594     2,239

                  Total capital expenditures $104,656     46,282    49,837


    Capital expenditures include additions to property, plant and equipment from exchanges of $104,000, $831,000 and $31,000 for fiscal 2004, 2003 and
2002, respectively, which are reported in the cash flow statement as non-cash activity.

    Construction aggregates operating profit for 2004, 2003 and 2002 includes gains on the sale of real estate of $10,677,000, $3,556,000 and $1,586,000,
respectively.   Cement and calcium operating profit for 2004 includes a gain of $2,490,000 on the sale of a calcium plant. Concrete products operating profit for 2002 includes gains on the sale of real estate of $1,226,000.

15. Fair values of financial instruments. At September 30, 2004 and 2003 the carrying amounts reported in the balance sheets for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair values. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2004 the carrying amount and fair value of such other long-term debt was $998,000 and $1,075,000, respectively. At September 30, 2003 the carrying amount and fair value of such other long-term debt was $1,432,000 and $1,536,000, respectively.

16. Contingent liabilities. In November 2000, the United States Environmental Protection Agency through the offices of the United States Attorney for the District of Columbia commenced an investigation of DC Materials, Inc. and Cardinal Concrete Company, both subsidiaries of the Company, with respect to a parcel of real property leased by DC Materials, Inc. in the District of
Columbia.   The investigation involves looking into possible violations of the
Clean Water Act in connection with the discharge of runoff water at the
aforementioned site.   On September 10, 2003, a former employee of this
facility was convicted of violating the Clean Water Act.   As a result, he has
been barred from receiving federal government contracts or benefits at this
facility.   Neither the Company nor its subsidiaries have been barred from receiving government contracts or benefits at this facility. The Company and its subsidiaries are cooperating fully with the investigation, which is still
continuing.   On April 27, 2004, the United States Environmental Protection
Agency requested the Company to provide information on the Company's environmental compliance programs to show that the Company is a responsible party that should not be barred from receiving federal government contracts or
benefits.   The Company provided the requested information by letter dated
June 24, 2004.   Based in part on advice of counsel, in the opinion of
management, the outcome is not expected to have a material adverse effect on the Company's consolidated financial statements.

A lawsuit was filed by three national environmental groups on August 20, 2002 challenging federal agency decisions to authorize continued limestone mining
in Miami-Dade County, Florida "Lake Belt."   Specifically, the environmental
plaintiffs challenge the U.S. Army Corps of Engineers' (the "Corps") April 2002 decision to issue twelve new mining permits pursuant to Section 404 of the federal Clean Water Act, and the U.S. Fish and Wildlife Service's June 2001 decision not to require formal consultation under the federal Endangered
Species Act regarding those permits.   The environmental plaintiffs claim that
the two federal agencies violated the Clean Water Act, the Endangered Species Act, the Migratory Bird Treaty Act, and the National Environmental Policy Act. They ask the court to set aside the April 2002 permits and to enjoin the Corps from "authorizing any further mining within the Lake Belt project area unless and until the Corps fully complies with the requirements of the Clean Water Act, Migratory Bird Treaty Act, and National Environmental Policy Act."

The mining companies holding the April 2002 permits were not named as defendants in the lawsuit by the environmental plaintiffs; however, since the mining companies would be adversely affected if the environmental groups were to obtain all of the relief they seek, on September 18, 2002, two Motions to Intervene were filed on behalf of several of the mining companies, including the Company which motions were granted by the Court on February 23, 2004.

On March 25, 2004, the plaintiffs filed a Motion to Amend Complaint.   The
amended complaint dropped plaintiffs' claim under the Migratory Bird Treaty Act and added a claim that the Corps violated the National Environmental Policy Act by not preparing a supplemental environmental impact statement. Plaintiffs' amended complaint did not include a motion for a preliminary
injunction.   As of July 23, 2004, all memoranda of law regarding summary
judgment have been filed.   Oral argument on the summary judgment motions was
held on October 22, 2004.   The Court has not yet ruled on the Motions for
Summary Judgement.   The Company is unable to assess at this time, with any
degree of certainty, the impact on the Company and its future financial performance of an adverse judgment in this lawsuit.

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



17. Commitments. At September 30, 2004, the Company had placed orders and was committed to purchase equipment costing approximately $2,306,000. In addition, the Company has agreed to purchase a quarry site in Southern Illinois for
$10,234,000.   The purchase closed in early October 2004.




Directors and Officers

Directors

Edward L. Baker (1)
Chairman of the Board
of the Company

John D. Baker II (1)
President and Chief Executive Officer
of the Company

Thompson S. Baker II
Vice President of the Company

Alvin R. (Pete) Carpenter (2)(4)
Retired Vice Chairman of CSX Corporation

J. Dix Druce, Jr. (2)(4)
Chairman, National P.E.T., Scan LLC

Luke E. Fichthorn III
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

Tillie K. Fowler (3)(4)
Partner, Holland & Knight LLP

John D. Milton, Jr. (1)
Executive Vice President, Chief Financial
Officer and Treasurer of the Company

Francis X. Knott (3)
Chairman of Partners Management Company
LLC and Partners Realty Trust, Inc.

G. Kennedy Thompson (2)
Chairman, President and Chief Executive Officer,
Wachovia Corporation

William H. Walton III (3)
Managing Member, Rockpoint Group, LLC (a real estate investment firm); Managing Principal, Westbrook
Real Estate Partners, LLC (a real estate investment firm)

Directors Emeritus

Charles H. Denny III
Investments

Frank M. Hubbard
Chairman of the Board of
A. Friends' Foundation Trust




W. Thomas Rice
Chairman Emeritus of Seaboard
Coast Line Industries, Inc.

C. J. Shepherdson
Vice President of the Company


(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Corporate Governance Committee

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

H. W. Walton
Vice President, Environment, Safety,
Health and Organizational Development

Scott L. McCaleb
Vice President, Corporate
Development

Dennis D. Frick
Secretary
Corporate Counsel

John W. Green
Assistant Secretary
Director of Corporate Credit



Florida Rock Industries, Inc.

General Office:  155 East 21st Street
Jacksonville, Florida 32206
Telephone:  (904) 355-1781

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 9 a.m. local time, on Wednesday, January 26, 2005 at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

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

1