Form 10-K, Exhibit 13
period 2005-09-30
FLORIDA ROCK INDUSTRIES INC
filed 2005-12-14
CIK 37651

Annual Report 2005

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                               %
                                          2005       2004    Change

Total sales                            $1,153,452    948,519  +  21.6
Gross profit                           $  351,242    255,202  +  37.6
Operating profit                       $  249,473    175,928  +  41.8
Income before income taxes             $  255,632    177,953  +  43.7
Net income                             $  157,653    113,670  +  38.7

Per common share:
  Basic earnings per share             $     2.41       1.75   + 37.7
  Diluted earnings per share           $     2.36       1.72   + 37.2
  Shareholders' equity                 $    11.41       9.55   + 19.5
  Cash dividend                        $     .566      1.134
Return on average shareholders' equity       23.0%      19.0%

2005 CORPORATE HIGHLIGHTS

Most profitable year ever

Gross profit increased 37.6% to $351,242,000

Operating profit increased 41.8% to $249,473,000

Diluted earnings per share increased 37.2% to $2.36 per share from $1.72 per share

Shareholders' equity increased to $747,933,000 from $620,880,000

$140,143,000 invested in additional property, plant and equipment including property, plant and equipment acquired in acquisitions

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



To Our Shareholders

Fiscal 2005 was another record year for Florida Rock Industries, Inc. with revenues for the first time going over one billion dollars. In terms of stock performance, we started the year at a split adjusted price of approximately $33.00 per share and we closed the year at an exuberant $64.09. While the stock performance has since retreated to the neighborhood of $50.00, our P/E ratio has improved substantially from prior years.

In terms of business performance, we were able to grow earnings during the year by some 39% over fiscal 2004. While we've enjoyed volume growth in all segments, the most significant bottom line contribution came from price improvements in all segments.

Although the earnings growth rate for 2005 was slightly less than the 49.7% we achieved in fiscal 2004, we are proud to say that the 39% growth of fiscal 2005 came from our existing markets and operations without benefit of contribution from an exterior acquisition as we had enjoyed in 2004 from the addition of the Tampa and Port Manatee cement importation facilities.

Fiscal 2005 certainly represented one of the best years we have ever enjoyed in terms of market demand for our products. Our concrete segment led the way in earnings growth contribution with a nearly 97% improvement in its operating profit contribution. In this process, we were able to add one new ready-mix plant and two new block production facilities to expand our capacities in this segment. Volume growth in ready-mix concrete yards was approximately 8% while concrete block production improved over 13%.

Our cement segment grew its volumes through the adept balancing of imports and our Newberry plant production by a little over 8% and improved their operating profit contribution by 24% over fiscal 2004. With demand for cement continuing to grow in our Florida market, we filed our applications for the expansion of our capacity at our Newberry plant production facility by another 850,000 tons.
 To the credit of our capable and dedicated employees in the cement segment, we have now obtained substantially all the permits necessary to double the capacity of our Newberry cement plant and we shortly will be proceeding to contract for the design of the expanded facility.

Our aggregates segment, by virtue of its performance in the fourth quarter, moved its volumes to a positive 2.4% improvement over fiscal 2004 and its operating profit improvement a credible 8% over the prior year. We made two acquisitions in this segment during the year. One reported in our prior year's report was a limestone quarry at Golconda, Illinois acquired in October, 2004 and a second, a sand and gravel production facility in Atmore, Alabama was closed in September, 2005. While neither of these acquisitions were able to contribute to our operating profit during fiscal 2005, their strategic locations near, or access to, hurricane damaged areas on the gulf coast should enable them to be positive contributors in fiscal 2006 and beyond.

For those of us in management, fiscal 2005 will undoubtedly be most memorable as our first year of required compliance with Section 404 of the Sarbanes-Oxley legislation. Our preparation for that testing in terms of examining our controls and the way in which we manage our business no doubt made us better in the way we operate. But the extensive documentation and reporting of normal business habits and processes proved time consuming and a bit burdensome. Our cost increased in direct dollars by about $2,000,000 not counting the additional time and extensive effort put in by many of our people in complying with the rigors of the SOX mandated management assessment of internal controls by the Company and the external audit of internal controls. Notwithstanding, we are proud to report that our business came through without the identification of any "material weakness" in our internal controls.

At our May board meeting, our board decided to once again split our stock on a 3-for-2 basis effective July 1, 2005. With the consummation of that stock split, the daily trading volumes in our stock have now improved to levels allowing the most cautious of institutions to be afforded the liquidity of investment we may have lacked in prior years.

As some of you may remember, several years ago we began a total quality management program here at Florida Rock that we named Business Process Improvement or BPI. As we began fiscal 2005, we elected to re-energize our efforts at continuous improvement by retaining an experienced outside management consultant to guide us in another quest for disciplined improvement in our business operations. Through the guidance of our selected consultant, we have adopted in fiscal 2005 a three year program continuing through fiscal 2007 with primary focus on three principle initiatives: Quality Growth; Quality People; and Quality Operations. The central theme of this three year initiative which we have denominated "Good to Great" or G2G for short is the communication of these simple and straight forward initiatives to each and every one of our employees at every level of operation. Using a series of employee meetings that our consultant terms "cascades" we are involving all of our employees in making Commitments To Action in their individual areas of responsibility that are designed to assist the company in its overall achievement of these initiatives.

While we only began the process mid-year in fiscal 2005, we will have all of fiscal 2006 and 2007 to measure our achievement of these three initiatives. We here at Florida Rock are excited to participate in this program and look forward to reporting to you next year on the results of our first full year of employee engagement in this process.

As our G2G initiative so clearly recognizes, the key to any past success and future performance of Florida Rock as a company lies with each and every one of our valued employees. We cannot close this letter without giving special thanks to each of them for their incredible efforts during fiscal 2005 and recognizing that the accomplishments of fiscal 2005 are to their credit entirely. We are pleased to note that with the record performance of fiscal 2005 have come record contributions to the profit sharing accounts of each and every employee participant in our Profit Sharing Plan. We are proud that they can share in this way in the success enjoyed by our shareholders.

In closing, we once again express our appreciation for your continuing support and interest in Florida Rock Industries. We value your trust and confidence and hope to continue to earn your support in the future.

Respectfully yours,

Edward L. Baker, Chairman
John D. Baker, II, President


























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

     Aggregates. The construction aggregates segment currently operates three crushed stone plants, two baserock plants, nine sand plants and one industrial sand plant in Florida. It operates six crushed stone plants, one crushed stone plant through a joint venture and three sand plants in Georgia; one crushed stone plant in Tennessee; one crushed stone plant and one sand and gravel plant in Alabama; one crushed stone plant in Illinois; two sand and gravel plants and two crushed stone plants in Maryland; and two crushed stone and two sand and gravel plants in Virginia. The Company also has an investment interest in a crushed stone quarry located in Charlotte County, New Brunswick, Canada. The Company operates aggregates distribution terminals in Woodbridge, Virginia; Norfolk-Virginia Beach, Virginia; Baltimore, Maryland; the Eastern Shore of Maryland; Seaford, Delaware and Washington D.C. In Florida, the Company serves Jacksonville and Central Florida including Orlando and the Polk County markets through unit train distribution terminals. In Central Florida, the Company has two terminals, at Taft and Auburndale, on the CSX rail line. In Georgia, the Company has two terminals at the ports of Brunswick and Savannah. Through a joint venture, the Company has an interest in a distribution terminal in New York City. The Company maintains in excess of 2.5 billion tons of long-term aggregates reserves of sand and stone in Florida, Georgia, Maryland, Tennessee, Alabama, Illinois, Virginia and New Brunswick, Canada, which are owned, or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. During fiscal 2005 the Company produced and shipped approximately 43 million tons of aggregates.

     Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Williamsburg, Newport News, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 2005 the Company had 109 ready mixed concrete plants, 13 concrete block plants, and a delivery fleet of 1,353 ready mix and block trucks. Concrete block is sold in the peninsular of Florida and South Georgia.

     Prestressed concrete products for commercial developments and bridge and highway construction are produced from two yards in Wilmington, North Carolina and precast concrete lintels and other building products are produced in Kissimmee, Florida.

     Cement. The Company's cement segment operates one cement plant located in Newberry, Florida and limestone grinding or calcium operation in
Brooksville, Florida.   During fiscal 2005, the cement plant sold 819,000
tons of cement. The Company has received a permit from the Florida Department of Environmental Protection to expand production of the cement plant. A permit for expansion has also been approved, subject to certain conditions, by the City of Newberry.

Cement and granulate blast furnace slag are imported into Tampa, Florida and
some of the cement sold and the balance is either blended or bagged.   The
slag is ground and either sold or blended and then sold. Clinker, which is an unground cement, is imported into Port Manatee, Florida and is ground into cement and sold.

The limestone grinding plant in Brooksville, Florida provides product for the animal feed industry.







Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                           2005         2004       2003        2002      2001
Summary of Operations
 Total sales, including  $1,153,452    948,519   746,059     723,724   715,695
  freight
 Gross profit            $  351,242    255,202   188,272     176,290   168,512
 Operating profit        $  249,473    175,928   112,299     106,447   114,071
 Interest expense        $    1,555      2,126     1,853       3,862     9,891
 Income before income    $  255,632    177,953   116,308     106,320   106,920
   taxes
 Provision for income    $   97,979     64,283    40,707      37,425    37,636
   taxes
 Net income              $  157,653    113,670    75,934      68,895    69,284

Per Common Share
 Basic earnings per share$     2.41       1.75b     1.18b       1.08b     1.10b
 Diluted earnings per
  share                  $     2.36       1.72b     1.16b       1.06b     1.08b
 Shareholders' equity    $    11.41       9.55      8.89        7.94      6.97
 Cash dividend           $     .566      1.134b     .245b       .165b     .149b
Financial Summary
 Current assets          $  266,825    198,336    190,094    126,587   156,258
 Current liabilities     $  145,280    158,901     95,723     87,181    86,270
 Working capital         $  121,545     39,435     94,371     39,406    69,988
 Property, plant and
  equipment, net         $  578,500    520,959    489,778    490,734   509,150
 Total assets            $1,052,774    934,929    886,154    733,349   755,120
 Long-term debt, exclud-
  ing current portion    $   18,437     41,927    118,964     43,695   138,456
 Shareholders' equity    $  747,933    620,880    574,422    510,647   446,198
Other Data
 Return on average
  shareholders' equity         23.0       19.0       13.9       14.4      16.8
 Return on average capital
  employed                     19.9       15.4       11.2       11.3      12.3
 Additions to property,
  plant and equipment    $  140,143    104,656     63,195     49,837    85,611
 Depreciation, depletion
  and amortization       $   64,558     63,628     63,126     66,152    62,603
 Weighted average number
  of shares - basic          65,306     64,810b    64,420b    63,934b   63,017b
 Weighted average number
  of shares - diluted        66,764     66,133b    65,464b    65,144b   64,396b
  Number of employees at
  End of year                 3,426      3,208     3,127       3,092     3,392
 Shareholders of record         852        834       845         892     1,092

(a) Included in operating profit for 2005, 2004, 2003, 2002 and 2001 are gain on the sale of assets of $6,367,000, $13,167,000, $3,556,000,
$2,812,000 and $19,866,000, respectively.  See Note 13 to the
Consolidated Financial Statements.
(b)  Adjusted for stock split.

Management Analysis

     Executive Overview. The Company is one of the nation's leading producers of construction aggregates, a major provider of ready-mix concrete and concrete products in the Southeastern and mid Atlantic
States and a significant supplier of cement in Florida and Georgia.   We
operate through three business segments: construction aggregates, concrete products and cement and calcium. The construction aggregates segment is engaged in the mining, processing, distribution and sale of
sand, gravel and crushed stone.   The concrete products segment is
engaged in production and sale of ready-mix concrete, concrete block,
prestressed concrete as well as sales of other building materials.   The
cement and calcium products segment is engaged in the production and sale of Portland and masonry cement, the importation of cement and slag which are either sold or ground or blended and then sold and the sale of calcium products to the animal feed industry.

     For the contribution made to net sales and operating profit from each business segment, see Note 14 to the Consolidated Financial
Statements.

2005 Highlights

Your Company achieved its most profitable year in 2005.   Notable
highlights from the year include:

      Record net income of $157,653,000, an increase of 38.7% over 2004

	$2.36 diluted earnings per share, a 37.2% increase over 2004

      Return on average shareholders' equity of 23.0%

$140,143,000 invested in additional property, plant and equipment and acquisitions

Remarkable progress in efficiency initiatives and process improvements

Our Business

     We are a major basic construction materials company concentrating on
growth markets in the Southeastern and Mid-Atlantic states.   We operate
in three business segments: construction aggregates, cement and calcium products, and concrete products.

     Construction Aggregates.   Our construction aggregates segment is
engaged in the mining, processing, distribution and sale of crushed
stone, sand and gravel.   Our construction aggregates segment operates
plants in multiple states:


                Crushed     Base Rock  Sand, Gravel and   Distribution
             Stone Plants    Plants    Industrial Sand      Terminals

Florida           3               2              10 			  3

Georgia           7                               3                 2
Tennessee         1
Alabama           1                               1
Maryland          2                               2                 5
Virginia          2                               2                 2
Illinois          1
Canada            1

Note: Chart includes one joint venture crushed stone plant in Georgia and one joint venture crushed stone plant in Canada.

Our aggregates segment also operates 11 aggregates distribution terminals in Florida, Georgia, Virginia, Maryland, Delaware, Washington D.C. and (through a joint venture) in New York.

     During fiscal 2005 we produced and shipped 43 million tons of
construction aggregates.   Currently, we have 2.5 billion tons of
[permitted] reserves.

     Concrete Products Segment.   Our concrete products segment produces
and sells ready-mix concrete, concrete block, prestressed and precast concrete sales other building materials in multiple states:

			     Ready-Mix
			     Concrete	Concrete	  Prestress    Precast
			      Plants    Block Plants     Plants       Plant

Florida                   60          12                          1
Georgia                   10           1
North Carolina		                              2
Virginia                  32
District of Columbia       1
Maryland                   6

In 2005, we had a delivery fleet of 1,353 ready-mix and block trucks.

     Cement and Calcium Products.   Our cement and calcium products
segment operates a cement plant in Newberry, Florida, import terminals and grinding facilities in Tampa and Port Manatee, Florida and a limestone grinding facility in Brooksville, Florida.

     Our Newberry cement plant produced 819,000 tons of cement in 2005. We have obtained a permit from the Florida Department of Environmental
Protection to double annual production capacity and we have received
approval, subject to certain conditions, from the City of Newberry.   As
such, we expect to complete construction of the additional cement line in late 2007 - early 2008.

     Our Tampa facility imports, blends or bags and sells cement and
grinds, blends and sells granulate blast furnace slag.   Our Port Manatee
facility imports and grinds clinker (unground cement) and sells the ground cement.

     Our Brooksville facility operates a limestone grinding plant that provides product for the animal feed industry.


Business Environment

     Our business principally serves customers in the construction
industry.   Our business is impacted by a number of factors affecting the
construction industry and the economy as a whole.   Although a number of
different factors, risks and trends affect our business, we have highlighted some of these factors below:

     Our Markets.   Construction activity and general economic conditions
in our principal markets significantly affects our results.   We continue
to focus our operations and expansion on growth markets.   The following
breakdown shows our sales by market:

		Market			2005 % of Sales    2004 % of Sales

		Florida                     65.2%              62.5
		Mid-Atlantic                26.6%              28.5
		Georgia                      7.1%               7.4
		North Carolina                .5%                .8
		Tennessee                     .6%                .8

     Construction Activity.    Our Florida markets have enjoyed strong
levels of residential construction activity in recent years.
Residential construction activity has been fueled by many factors, including migration into Florida and mortgage rates near historic lows. We expect this trend to continue in Florida over the long term due to projected population growth although it is important to recognize that residential construction may decline in the short term as interest rates
rise.   It is more difficult to predict commercial construction activity
and residential construction activity in other states.   Construction
activity in our markets is affected by a number of factors, including population growth, economic conditions, interest rates and other factors.

     Our financial results also are affected by highway construction
spending levels.   On August 10, 2005, the "Safe, Accountable, Flexible
and Efficient Transportation Equity Act-A Legacy for Users" became law, providing $286.5 billion in guaranteed funding for federal highway, transit and safety programs. We expect this legislation to result in modest increases in highway construction spending over the next several
years.   The budgeted levels of Florida Department of Transportation
Construction Spending are scheduled to increase substantially over the next few years, although highway spending continues to be severely limited in certain markets, including Virginia.

     Cement Supplies.   Our cement performance in fiscal 2004 was aided
by a severe cement shortage in the Florida market.   The cement shortage
was fueled by a record level of demand, unusual downtime at some of our competitors' plants and limited availability of imports due to stronger international demand, particularly in China, and a shortage of available barges.

     The cement shortage eased in 2005, although many states in our markets still are currently experiencing somewhat tight supply
conditions.   Cement plants primarily serving our markets are operating
at or near full capacity.   Subject to certain conditions, the necessary
permits have been approved to begin construction of an expansion of our
Newberry plant.   Some of our competitors also either are expanding
capacity or building new plants.   We believe international supply will
increase with supplies that exceed demand in China and the possible
reduction of tariffs on imports from Mexico.   Nevertheless, we expect
demand to continue to be strong in our principal markets.

     Our operations are influenced by a number of other external and
internal factors.   Other external factors include weather, competition,
interest rates, fuel costs, transportation costs, driver availability,
labor costs and inflation.   Other internal factors include sales mix,
plant location, quality and quantities of aggregates reserves, capacity utilization and other operating factors.

     During the third quarter and early fourth quarter of fiscal 2004
supplies of cement were extremely tight.   In August and September 2004
four hurricanes and a tropical storm affected the southeastern United
States.   These storms reduced the demand for cement and brought supply
and demand for cement in balance.   These storms caused a temporary
disruption in our business during the first quarter of fiscal 2005.   In
addition, rail operations were interrupted resulting in restricted
delivery of aggregates products to our distribution terminals.   This
interruption in rail service continued throughout much of fiscal 2005. During the first quarter of fiscal 2006, rail transportation was once
again curtailed due to a hurricane.   Rail shipments continue to be
restricted.

     In October 2005 a hurricane affected southern Florida and has caused a disruption of business during the first quarter of fiscal 2006. After the storm, the focus in that area has been on restoring conditions rather
than commencing new construction.   Rail operations have been
interrupted, resulting in restricted delivery of product to our terminals. This interruption caused a shortage of aggregate productions in some parts of Florida which has affected business in areas not affected by the hurricane. This will result in a negative impact on sales volumes in our southern operations during the first quarter of fiscal 2006.

     Financial results will be affected by planned maintenance at the cement plant since these costs, which can be significant, are expensed when incurred. The Company expensed planned maintenance of $2,800,000 in fiscal 2005, as compared to $3,284,000 in fiscal 2004. The plant was shut down for fifteen days in fiscal 2005 and twenty-four days in fiscal 2004 for planned maintenance. Planned maintenance is scheduled for the first quarter of fiscal 2006 at an estimated cost of $2,300,000 as
compared to $2,100,000 for the first quarter of fiscal 2005.   During the
fourth quarter of fiscal 2005, the plant had an unplanned outage that

extended for 20 days at a cost of $1,600,000.   The outage also resulted
in lower sales volumes for the fourth quarter.

     Our capital expenditure program fiscal for 2006 has a budget of $250 million. Of this amount, approximately $67 million is for replacements and approximately $183 million is for new land and plants. Historically, the capital expenditures for replacements have been slightly lower than the 2006 budget.

     This compares to capital expenditures in 2005 of $125.5 million
excluding acquisitions.   The increase in the capital expenditure program
for 2006 relates to adding a second line at our cement plant in Newberry, Florida and building new aggregates and concrete plants.

     Our insurance program consists of the Company self-insuring a portion of the claims and paying premiums for coverage in excess of this
self-insurance retention.   The self-insurance retention level is
determined by comparing the premium for the coverage versus the potential exposure. For the automobile insurance programs, self-insurance retention
is $3,000,000 per occurrence.   For workers compensation and general
liability insurance program, the self-insurance retention is $1,000,000 per occurrence with an aggregate of $2,000,000 for general liability.

    Operating Review. Fiscal 2005 sales increased 21.6% to
$1,153,452,000 from $948,519,000 for fiscal 2004 due to increased
revenues in all three business segments.   These increases were
attributable to both increased volumes and sales prices of construction aggregates at producing locations, ready-mix concrete, concrete block and
building materials, and cement.   In our aggregates segment, volumes at
our producing locations were up 2.4% over 2004 volumes primarily from our southern operations. These volume increases were offset by decreases in volumes at our distribution terminals of 10.1% and lower volumes in our
Georgia, Virginia and Maryland markets.   In our concrete segment,
volumes of ready-mix concrete were up 8.2% and block volumes were up 13.4% over 2004. In our cement operations, the increased volumes were the result of our cement grinding operations as the Newberry cement plant
volumes were down 3.7% this year.   During the fourth quarter, the
Newberry cement plant had an unscheduled maintenance shutdown of 20 days due to a mechanical failure which reduced the volumes during the quarter.


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

     Gross profit for 2005 increased 37.6% and gross margin increased to
30.5% of sales as compared to 26.9% for 2004.    These increases were due
to all three business segments gross profit and gross margin improvements with the most significant improvement in the concrete products segment. Construction aggregates improvements were primarily due to higher sales prices and increased volumes. The construction aggregates segment gross profit included a credit of $2,116,000 from an insurance settlement which
recovered costs previously expensed.   The cement and calcium group
improvement was due to increased prices and volumes in the grinding
operations.   Our concrete products segment improved gross profit and
margin due to increased sales prices and volumes.   All three segments
gross profit and margins were adversely affected by dramatic increasing fuel and energy costs and repairs and maintenance: The cement and concrete products segment were adversely affected by price increases of
raw material purchases.   Fuel costs were $17,061,000 higher this year as
compared to last year.   Repair costs increased $9,620,000 this year.
Higher depreciation expense of approximately $2,674,000 also depressed
profit and margin.   Additionally, the change in LIFO was $2,804,000 in
2005 compared to $1,714,000 in 2004.

     Gross profit for 2004 increased 35.5% and gross margin increased to
26.9% of sales as compared to 25.2% for 2003.    These increases were due
to gross profit and gross margin improvements in all three business
segments.   Construction aggregates improvements were due to higher sales prices while maintaining the average cost of producing construction
aggregates.   The cement and calcium group improvement was due to gross
profit from the operations acquired in August 2003 and increased volumes
at the Newberry cement plant.   The increase in concrete products was due
to higher volumes and prices partially offset by higher material costs. In fiscal 2004 expense was $1,714,000 from LIFO as compared to $612,000 for fiscal 2003. During fiscal 2004, higher risk insurance depressed gross profit and margin, while lower depreciation expense of $625,000 contributed to the improvement in gross profit and margin.

     Selling, general and administrative expenses increased 17.0% in
2005.   Selling, general and administrative expenses as a percentage of sales were 9.4% for fiscal 2005 as compared to 9.7% for fiscal 2004. Selling, general and administrative expenses were higher as a result of increased profit sharing and management incentives programs (which are linked to profitability before real estate gains), new site permitting
costs and higher costs due to Sarbanes Oxley compliance.   These higher
costs are partially offset by lower depreciation expenses.   Selling,
general and administrative expenses benefited $556,000 from a reimbursement of legal fees in connection with the insurance settlement discussed above and $596,000 from life insurance proceeds under the Management Security Plan.


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

    Operating profit increased to $249,473,000 in 2005 as compared to
$175,928,000 for the same period last year.   This year includes the
gains on the sale of real estate of $6,367,000, primarily from the sale
of a former quarry site.   Last year gains on the sale of several parcels
of land were $13,167,000.   As discussed above, the Company had an
increase in gross profit for all of our business segments.

    Interest expense for 2005 decreased to $1,555,000 from $2,126,000 in 2004 as a result of reduced debt outstanding on revolving credit
agreements.     Interest expense for 2004 increased to $2,126,000 from
$1,853,000 in 2003 as a result of higher debt outstanding on revolving credit agreements.

    Interest income for 2005 was $1,260,000 as compared to $786,000 last year. Included in interest income this year is $604,000 of interest
income on the insurance settlement discussed above.   Excluding this
interest income, other interest income declined due to having less
average excess cash available for short-term investment.   The Company
ended the year with approximately $69 million of excess cash.   As a
result, interest income during fiscal 2006 will be greater than 2005 until the cash is invested in capital expenditures or acquisitions.

    Interest income decreased to $786,000 in 2004 from $2,512,000 in 2003. This decrease was due to having excess funds available for investment purposes during 2003.

    Other income increased $3,089,000 from last year.   Other income for
2005 includes a gain of $3,747,000 from an exchange of real estate which resulted from a lawsuit settlement. Included in other income is our 50% equity in the operating results of our joint ventures. During fiscal 2005 this equity in earnings of joint ventures was $512,000 as compared to
$1,096,000 last year.   This decrease was primarily due to costs related
to an environmental issue and tax audit.

    Income tax expense increased to $97,979,000 in 2005 as compared to
$64,283,000 last year.   This is due to higher income before taxes and an
increase in the effective tax rate to 37.4% versus 36.1% last year and an
adjustment to deferred taxes in the amount of $2,450,000.   This resulted
in income tax expense of 38.3% of pre-tax income.   The adjustment to
deferred taxes resulted from a review of the Company's percentage depletion calculation to ensure that the calculation complied with tax
law and generally accepted accounting principles.   In that review, the
Company determined that deferred taxes of $2,450,000 should have been recorded in prior periods for the difference between the book and tax
basis of its mineral reserves.   The effect on any prior period was not
material.   The increase in the effective income tax rate was due to
increased contribution to earnings from the cement and calcium and concrete products business segments not subject to percentage depletion, a reduction in percentage depletion, and the correction of the Company's method of recording tax depletion in 2005.

    The passage of the "American Job Creation" Act provides a
manufacturing credit beginning October 1, 2006 for the Company.   If that
credit had been effective for fiscal 2005, income tax expense would have
been lower by approximately $2,000,000.   The effective rate would have
been approximately eight hundredths of a percent less.

    Income tax expenses increased to $64,283,000 in 2004 from
$40,707,000.   The effective income tax rate in 2004 was 36.1% as
compared to 35.0% in 2003. The increase in the effective income tax rate was primarily due to increased contribution to earnings from the cement and calcium and concrete products business segments not subject to percentage depletion.

     Net earnings for fiscal 2005 were $157,653,000 as compared to
$113,670,000 last year.   Included in net earnings for this year is the
gain on the sale of real estate of $6,367,000 pre-tax ($3,998,000 after tax), gain of $3,747,000 pre-tax (2,346,000 after tax) from the exchange of real estate, recovery of previous expensed costs and fee reimbursement in an insurance settlement and proceeds from a life insurance policy of $3,871,000 pre-tax ($2,653,000 after tax) an expense of $1,100,000 pre-
tax (688,600 after tax) for additional asset retirement obligation at a closed quarry and an expense of $2,450,000 after tax to provide deferred
taxes on mineral reserves book tax differences.   Also the effective
income tax rate was increased from 36.1% to 37.4%   Included in fiscal
2004 was a gain on the sale of real estate of $13,167,000 pre-tax ($8,414,000 after tax).

     Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):

                                     2005        2004       2003

Cash and cash equivalents        $  68,921      45,891     38,135
Total debt                       $  19,934      44,048    119,482
Current ratio                     1.8 to 1    1.2 to 1   2.0 to 1
Debt as a percent of
  capital employed                     2.3%        6.0%      15.8%
Unused revolving credit          $ 250,000     250,000    125,000
Unused short-term lines          $  35,000      65,000     65,000

   In 2005, cash provided by operations of $224,928,000, sales of assets of $35,560,000 and proceeds from the exercise of stock options of $4,549,000 were used to purchase $125,546,000 of property, plant and equipment, for business acquisitions of $14,342,000 to repay debt of $25,724,000 and to pay dividends of $79,233,000.

    In 2004, cash provided by operations of $196,863,000, sales of assets of $27,461,000 and proceeds from the exercise of stock options of $3,116,000 were used to purchase $104,552,000 of property, plant and equipment, to repay debt of $75,433,000 and to pay dividends of $28,763,000.

Operating Activities:
     During fiscal 2005, cash flow provided by operations was
$224,928,000.   The major reason for the increase was increased earnings,
an increase in deferred taxes and an increase in accounts payable and accrued liabilities partially offset by and an increase in accounts
receivable and inventory.   The primary reasons for the increase in
accounts receivable, inventory and accounts payable is the effect that the four hurricanes and one tropical storm in 2004 had on operations. Sales for the month of September 2004 were extremely low resulting in a
low accounts receivable balance at September 30, 2004.   Our inventory
levels were also low due to reduced production during September 2004. During September 2005 our sales were 49% higher than in September 2004 while receivables are 37% higher.

     During fiscal 2004, cash flow provided by operations was
$196,863,000.   The major reason for the increase was increased earnings,
an increase in deferred taxes and an increase in accounts payable and
accrued liabilities.   Deferred taxes increased primarily as a result of
accelerated fixed asset purchases to take advantage of bonus depreciation
prior to expiration of the current law.   Accounts payable and other
liabilities increased primarily as a result of accruing the special dividend paid on October 1, 2004 and being allowed to postpone payment of Federal income taxes due to the hurricane.

Investing Activities:
     Cash flow used for investing activities was $101,483,000 for fiscal 2005. This resulted from purchases of property, plant and equipment of $125,546,000 and $14,342,000 used for business acquisitions, partially offset by proceeds from sales of property, plant and equipment and other assets of $35,560,000. Cash flow used in investing activities was
$88,022,000 for fiscal 2004.   This resulted from purchases of property,
plant and equipment of $104,552,000. Proceeds from sales of property,
plant and equipment was $27,461,000.   The closing of the remaining
installment of a sale of a former quarry accounted for $20,250,000 of these proceeds.

     Cash flow used in investing activities was $88,022,000 for fiscal 2004. This resulted from purchases of property, plant and equipment of

$104,552,000. Proceeds from sales of property, plant and equipment was
$27,461,000.   The closing of the remaining installment of a sale of a
former quarry accounted for $20,250,000 of these proceeds.

Financing Activities:
     Cash flow used for financing activities was $100,415,000 in fiscal 2005. During the year, $25,723,000 of long-term debt and dividends of $79,233,000 were paid.

     The Company expects its 2006 expenditures for property, plant and equipment to be approximately $250,000,000 and depreciation, depletion and amortization to be approximately $70,000,000.

     The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. New plants and land acquisitions account for approximately $183,000,000 of this
expenditure program.   At September 30, 2005, the Company had placed
orders and was committed to purchase equipment costing approximately
$47,132,000.

     In August 2002, the Board of Directors authorized management to repurchase up to $20,000,000 of common stock from time to time as opportunities may arise. No shares have been repurchased under this program.

     The Company expects that the Purchase and Put Agreements covering $3,550,000 of the Industrial Revenue Bonds (See Note 7 to the Consolidated Financial Statements) will continue to be amended until the earlier of the final maturity date of the respective bonds or until the project financed by the bonds is terminated. To the extent that the bonds mature or the Purchase and Put Agreements are not extended, the Company will repurchase and/or repay the bonds with borrowings under its revolving credit agreement. The Company believes it will be able to renegotiate its present credit facilities or obtain similar replacement credit facilities when necessary in the future.

Capital Resources:
     Working capital for fiscal 2005 increased to $121,545,000 from
$39,435,000 for fiscal 2004.   The increase was due to the Company having
repaid substantially all of debt and resulting cash flow being invested in short-term investments.

     Working capital for fiscal 2004 decreased to $39,435,000 from
$94,371,000 for fiscal 2003.   The decrease was due to accruing the
special dividend paid on October 1, 2005 and repayment of the long-term revolving credit agreement during the year.

      Based on current expectations, management believes that its internally generated cash flow and access to existing credit facilities are sufficient to meet the liquidity requirements necessary to fund operations, capital requirements, debt service and future dividend payments. At September 30, 2005, there was available $250,000,000 under a long-term revolver and $35,000,000 available under overnight lines of
credit.   In addition, there is approximately $29,000,000 that could be re-borrowed under insurance policies. It may be necessary to obtain additional levels of financing in the event opportunities arise for the Company to make a large strategic acquisition.

     The following table summarizes the Company's contractual
obligations, maturities and commitments.   See Notes 7 and 12 of the
Notes to Consolidated Financial Statements for additional information regarding long-term debt and operating leases.

                          Less Than    1-3     3-5    More Than
                           1 Year     Years    Years   5 Years  Total

Long-term debt including
interest                  $ 1,900     4,587     683   14,297   21,467

Operating leases            1,473     2,331   1,750    3,540    9,094

Purchase obligations       52,822     7,440   4,438    7,000   71,700

Other long-term liabilities 7,883     9,436   5,954   36,246   59,519

    Total                 $64,078    23,794  12,825   61,083  161,780

      Excluded from the above table are minimum royalties on contracts that are cancelable on short notice.

       Off-Balance Sheet Arrangements. There are no off-balance sheet arrangements, such as financing or variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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

	The following is a discussion of the accounting policies considered
to be most critical to the Company.   These accounting policies are both
most important to the portrayal of the financial condition and results, and require management's most difficult, subjective or complex judgments often as a result of the need to make estimates about the effect of
matters that are inherently uncertain.   Management has discussed each of
these critical accounting policies with the Audit Committee, and the Audit Committee has reviewed this disclosure regarding Critical
Accounting Policies.

	Self-insurance reserves.   It is our policy to self insure for
certain insurable risks consisting primarily of physical loss to property, business interruptions, workers' compensation, comprehensive
general liability, product liability and auto liability.   Insurance
coverage is obtained for catastrophic property and casualty exposures as
well as those risks required to be insured by law or contract.   Based on
an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is
recorded and revised annually.   The actuarial estimates are subject to
uncertainty from various sources, including changes in claim reporting patterns, claims settlement patterns, judicial decisions, legislation,
and economic conditions.    Although the Company believes that the
actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company's self-insurance obligations and future expense.

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

	Inventory.    Inventories are valued at the lower of cost or
market.  Inventory for the aggregates segment on a quarterly basis is
based on internal estimates of production during the period.   An outside
consultant measures the volume of aggregates inventory for our large quarries on a quarterly basis and the balance of the locations primarily
on a semi-annual basis.   Aggregates inventory is adjusted to the amounts
shown in the report of the outside consultant.

	Asset Retirement Obligation.	SFAS No. 143 requires that the fair
value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value
can be made.   The fair value of the liability is added to the carrying
amount of the associated asset and this additional carrying amount is
amortized over the life of the asset.   The liability is accreted at the
end of each reporting period through charges to operating expenses.  If the obligation is settled for other than the carrying amount of the
liability, the Company will recognize a gain or loss on settlement.   The
company cannot reasonably estimate the fair value of the asset retirement obligation related to substantially all of its concrete products segment and all of its cement segment since the Company is unable to estimate the date the obligation would be incurred or the cost of the obligation.
For the aggregates segment, an asset retirement obligation was provided where the Company has a legal obligation to reclaim the mining site.

      Assessments, Claims and Litigation.   From time to time, the
Company is involved with assessments, claims and litigation.   The
Company uses both in-house and outside legal counsel to assess the
probability of loss.     The Company establishes an accrual when the
claims and litigation represent a probable loss and the cost can be
reasonably estimated.   Accruals for remediation efforts are recorded no
later than the time a feasibility study is undertaken and the Company
commits to a formal plan of action.   Additionally, legal fees associated
with these matters are accrued at the time such claims are made.   There
can be no assurance that the ultimate resolution of these assessments, claims and litigation will not differ materially from the Company estimates.

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

	The Company has purchased from Patriot four parcels of land during
the last three years.   On May 7, 2004, the Company purchased for
$15,000,000 108 acres of land in Northern Virginia formerly leased by the
Company from Patriot and another parcel of property for $1,638,000.   In
September 2003, the Company purchased for $1,836,000 a parcel of land.
On March 31, 2004, the Company purchased a parcel of land and improvements containing approximately 6,321 acres in Northeast Florida
for $13,000,000.   These transactions were reviewed and approved on
behalf of the Company by a committee of independent directors after receipt of appraisals and consultation with management.

	Florida Rock Industries owns approximately 553 acres of land near Brooksville, Florida and leases from Patriot approximately 3,433 acres of
land near Brooksville under a long-term mining lease.   Florida Rock
Industries management believes that Florida Rock Industries and Patriot may realize greater value from the Brooksville property through
development rather than continued mining.   Accordingly, the independent
directors of Florida Rock Industries are considering a proposal to form a 50-50 joint venture with Patriot to develop the Brooksville property.
If this proposal is approved, the joint venture development will move forward only if zoning and permitting approvals are obtained that permit development of the property in a manner acceptable to Florida Rock Industries and Patriot; otherwise, Florida Rock Industries intends to
continue to lease the property for mining and related purposes.   If the
development proceeds, Florida Rock Industries will continue to conduct mining operations on at least a portion of the property.

      New Accounting Pronouncements. In March 2005, the Emerging
Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6"), EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005 and requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are
incurred.   The Company currently accounts for stripping costs consistent with the method prescribed by EITF 04-6, and as such, it is not expected that it will have an effect on the Company's consolidated financial statements.

     In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations, Interpretation of FASB Statement No. 143," related to the ability to reasonably estimate the fair value of an asset
retirement obligation.   This interpretation is effective for the Company
no later than the end of fiscal 2006.   The Company is in the process of
evaluating the impact of this interpretation.

     In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123R, "Share Based
Payment").   SFAS 123R supersedes Accounting Principles Board Opinion No.
25, Accounting for Stock Issued to Employees.   SFAS No. 123R requires
that all share-based compensation, including options, be expensed at fair
value as of the grant date over the vesting periods.   Companies will be
required to use an option pricing model to determine compensation expense, consistent with the model used in the already required disclosures of SFAS No. 148, Accounting for Stock-Based Compensation-
Transition and Disclosure (i.e., Black-Scholes or Binomial).   SFAS 123R
is effective for the Company beginning October 1, 2005 and while the Company is still evaluating the impact on its financial statements, the Company currently does not expect the impact on the results of operations to be materially different from proforma disclosures.


    In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an
amendment of ARB No. 43, Chapter 4."   The amendments made by SFAS 151
clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges and requires that the allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. This Statement is effective for the Company beginning October 1, 2005 and is not expected to have a material impact on the consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," which eliminates the fair value measurement exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for the Company beginning October 1, 2005 and is not expected to have a material impact on the consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and
Error Corrections."   This Statement replaces APB Opinion No. 20,
"Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the accounting for and
reporting of a change in accounting principle.   This Statement applies
to all voluntary changes in accounting principle and changes required by accounting pronouncement when specific transition provisions are not
provided.   Retrospective application to all prior periods' financial
statements is required in changes in accounting principle, unless it is impracticable to determine the prior period specific or cumulative effect
of the change.   This Statement carries forward without change the
guidance from APB 20 regarding the correction of an error in previously issued financial statements and the reporting of a change in accounting
estimate.   SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

     Outlook.   Residential construction in the Company's markets
continues to show strength, if not growth, and non-residential and highway opportunities appear to be improving slightly.


     The passage of the "American Job Creation" Act provides a
manufacturing credit beginning October 1, 2006 for the Company.   If that
credit had been effective for fiscal 2005, income tax expense would have
been lower by approximately $2,000,000.   The effective rate would have
been approximately eight hundredths of a percent less.

     In October 2005 a hurricane affected southern Florida that resulted in a disruption of business during the first quarter of fiscal 2006. After the storm, the focus in that area has been on restoring conditions
rather than commencing new construction.   Rail operations have been
interrupted, resulting in restricted delivery of product to our
terminals.   This interruption caused a shortage of aggregate productions in some impacted parts of Florida which has affected business in areas not directly affected by the hurricane. This will negatively affect sales volumes in our southern operations during the first quarter of fiscal 2006.

     Florida Rock Industries owns approximately 553 acres of land in Brooksville, Florida and leases from Patriot approximately 3,443 acres of
land in Brooksville under a long-term mining lease.   Florida Rock
Industries management believes that Florida Rock Industries and Patriot may realize greater value from the Brooksville property through
development rather than continued mining.   Accordingly, the independent
directors of Florida Rock Industries are considering a proposal to form a
50-50 joint venture with Patriot to develop the Brookville property.   If
this proposal is approved, the joint venture development will move forward only if zoning and permitting approvals are obtained that permit development of the property in a manner acceptable to Florida Rock Industries and Patriot; otherwise, Florida Rock Industries intends to
continue to lease the property for mining and related purposes.   If the
development proceeds, Florida Rock Industries will continue to conduct mining operations on at least a portion of the property.

     Inflation. In the past five years the Company has been able to raise the price of its core products in amounts that generally offset or exceed inflation as measured by the Consumer Price Index.

     Forward-Looking Statements.	Certain matters discussed in this
report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from
those indicated by such forward-looking statements.   These forward-
looking statements relate to, among other things, capital expenditures, liquidity, capital resources, and competition and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "project," "continuing," "ongoing," "expects," "contemplates," "management believes," "the Company believes," "the Company intends," and similar
words or phrases.   The following factors are among the principal factors
that could cause actual results to differ materially from the forward-looking statements: availability and terms of financing; the weather; competition; levels of construction activity in the Company's markets; cement shipments; fuel and electric costs; transportation costs; inflation; quality and quantities of the Company's aggregates reserves; residential and nonresidential construction; public spending for federal highways and infrastructure; governmental regulations; ocean shipping rates; and management's ability to determine appropriate sales mix, plant location and capacity utilization.

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




Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                         First            Second            Third          Fourth
                     2005     2004     2005    2004    2005    2004     2005    2004
Total sales,      $ 250,928 225,392  260,565 228,602 313,499 251,649 328,460 242,876
 including freight
Gross profit      $  69,539  58,803   77,521  60,500 102,116  74,812 102,066  61,087

Operating
 profit           $  46,947  49,517   55,828  38,561  76,890  51,153  69,808  36,697

Income before
 income taxes     $  47,530  50,199   55,516  38,556  77,779  51,802  74,807  37,396

Net income        $  30,087  32,128   35,140  24,497  45,878  33,050  46,548  23,995

Per common share:
    Basic EPS     $     .46     .50      .54     .38     .70     .51     .71     .37

    Diluted EPS   $     .45     .49      .53     .37     .69     .50     .69     .36

    Cash dividend $    .133    .111     .133    .111    .150    .111     .150   1.20
    Market price:
        High      $   39.90   26.67    43.80   30.33   49.21   28.81    64.62  33.53
        Low       $   30.53   21.91    36.17   24.10   36.00   23.93    48.16  26.50




Management's Report on Internal Control Over Financial Reporting

The management of Florida Rock is responsible for establishing and maintaining
adequate internal control over financial reporting.    Florida Rock's internal
control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S.
generally accepted accounting principles.   All internal controls systems, no
matter how well designed have inherent limitations.    Therefore, even those
systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Florida Rock's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO) in Internal Control-Integrated Framework.   Based on this
assessment, management believes that, as of September 30, 2005, the Company's internal control over financial reporting is effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of September 30, 2005.



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Florida Rock Industries, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Florida Rock Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO).   The
Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness and
internal control over financial reporting.   Our responsibility is to express
an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance
with generally accepted accounting principles.   A company's internal control
over financial reporting includes those policies and procedures that(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting
may not prevent or detect misstatements.   Also, projections of any evaluation
of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Florida Rock maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).   Also, in our opinion,
Florida Rock maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Commitment of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for year then ended and our report dated December 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP


Jacksonville, Florida
December 14, 2005


Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Florida Rock Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Florida Rock Industries, Inc. and subsidiaries (the "Company") as of September 30, 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Company as of September 30, 2004 and 2003, were audited by other auditors whose report thereon dated December 1, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 14, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP


Jacksonville, Florida
December 14, 2005


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Florida Rock Industries, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheet of Florida Rock Industries, Inc. and subsidiaries (the "Company") as of September 30, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2004 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2002 the Company changed its method of accounting for its costs of reclamation to conform to Standard of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
December 1, 2004 (December 14, 2005 as to the effects of the stock split described in Note 1)



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                    2005     2004      2003

Net sales                                       $1,126,608  926,609  728,674
  Freight revenues                                  26,844   21,910   17,385
    Total sales                                  1,153,452  948,519  746,059

Cost of sales                                      775,247  671,506  540,637
Freight expense                                     26,963   21,811   17,150
    Total cost of sales                            802,210  693,317  557,787

Gross profit                                       351,242  255,202  188,272
Selling, general and administrative expenses       108,136   92,441   79,529
Gain on sales of real estate                        (6,367) (13,167)  (3,556)

Operating profit                                   249,473  175,928  112,299
Interest expense                                    (1,555)  (2,126)  (1,853)
Interest income                                      1,260      786    2,512
Other income, net                                    6,454    3,365    3,350
Income before income taxes                         255,632  177,953  116,308
Provision for income taxes                          97,979   64,283   40,707

Income before cumulative effect of
  accounting change                                157,653  113,670   75,601

Cumulative effect of accounting change,
  net of income taxes of $181                            -        -      333

  Net income                                    $  157,653  113,670   75,934

Earnings per common share:
   Basic
     Income before cumulative effect
      of accounting change                      $     2.41     1.75     1.17
     Cumulative effect of accounting change              -        -      .01
     Net income                                 $     2.41     1.75     1.18
   Diluted
     Income before cumulative effect of
      accounting change                         $     2.36     1.72     1.15
     Cumulative effect of accounting change              -        -      .01
     Net income                                       2.36     1.72     1.16

Weighted average number of shares used in
computing earnings per common shares:
   Basic                                            65,306   64,810   64,420
   Diluted                                          66,764   66,133   65,464

See accompanying notes.


Florida Rock Industries, Inc. and Subsidiaries
Consolidated Balance Sheets September 30
(Dollars in thousands)
                                                     2005            2004
Assets
Current assets:
  Cash and cash equivalents                     $   68,921          45,891
  Accounts receivable, less allowance for
   doubtful accounts of $2,301($2,555 in 2004)     146,501         107,000
  Inventories                                       43,682          35,100
  Deferred income taxes                              3,605           5,454
  Prepaid expenses and other                         4,116           4,891

          Total current assets                     266,825         198,336
Other assets                                        54,684          67,243
Goodwill                                           152,982         148,391
Property, plant and equipment, at cost:
  Depletable land                                  149,862         127,773
  Other land                                        77,811          75,626
  Plant and equipment                              885,855         818,378
  Construction in process                           20,977          15,784
                                                 1,134,505       1,037,561
  Less accumulated depreciation, depletion
          and amortization                         556,005         516,602
          Net property, plant and equipment        578,500         520,959
                                                $1,052,991         934,929
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                              $   73,128          47,121
  Dividends payable                                  9,832          52,017
  Federal and state income taxes                       433           7,770
  Accrued payroll and benefits                      42,084          31,974
  Accrued insurance reserves, current portion        5,303           6,627
  Accrued liabilities, other                        13,003          11,271
  Long-term debt due within one year                 1,497           2,121
          Total current liabilities                145,280         158,901

Long-term debt                                      18,437          41,927
Deferred income taxes                               87,789          79,181
Accrued employee benefits                           24,659          18,268
Long-term accrued insurance reserves                14,103          10,443
Other accrued liabilities                           14,790           5,329
          Total liabilities                        305,058         314,049

Commitments and contingent liabilities
  (Notes 4, 7, 11, 12, 16 and 17)
Shareholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -               -
  Common stock, $.10 par value;
      100,000,000 shares authorized,65,547,811
       shares issued (65,021,451 shares in 2004)     6,555           6,502
  Capital in excess of par value                    33,897          22,264
  Retained earnings                                712,719         592,114
  Accumulated other comprehensive loss              (5,238)              -
         Total shareholders' equity                747,933         620,880
                                                $1,052,991         934,929

See accompanying notes.


Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows Years ended September 30
(Dollars in thousands)
                                                     2005     2004      2003
Cash flows from operating activities:
  Net income                                      $157,653  113,670   75,934
  Cumulative effect of accounting change                 -        -     (333)
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization       64,558   63,628   63,126
     Deferred income tax provision                  13,747   10,350    5,530
     Provision for doubtful accounts                   258      777    1,170
     Gain on disposition of property, plant and
       equipment and other assets                  (12,744) (16,181)  (4,999)
     Dividends from affiliates                         984    1,202        -
     Income tax benefit from exercise of stock
       options                                       7,145    3,269    1,458
     Net changes in operating assets and
       liabilities, net of businesses acquired:
       Accounts receivable                         (39,759)  (1,244) (14,031)
       Inventories                                  (6,776)   1,980      809
       Prepaid expenses and other                      837      504   (2,583)
       Accounts payable and accrued liabilities     39,486   19,960    7,486
     Other, net                                       (461)  (1,052)     469
Net cash provided by operating activities          224,928  196,863  134,036

Cash flows from investing activities:
  Purchase of property, plant and equipment       (125,546)(104,552) (45,451)
  Proceeds from the sale of property, plant and
    equipment and other assets                      35,560   27,461    7,193
  Additions to other assets                         (4,846) (10,970)  (3,301)
  Business acquisitions, net of cash acquired      (14,342)       - (124,501)
  Long-term cash released from escrow                2,915        -        -
  Collection of notes receivable and advance to
    affiliates                                           -       39    7,104
  Proceeds from life insurance                       4,776        -        -
  Net cash used in investing activities           (101,483) (88,022)(158,956)

Cash flows from financing activities:
  Proceeds from long-term debt                           -        -   75,808
  Net decrease in short-term debt                        -        -   (6,900)
  Repayment of long-term debt                      (25,723) (75,433)    (408)
  Exercise of employee stock options                 4,549    3,116    2,168
  Repurchase of Company common stock                    (8)      (5)       -
  Payment of dividends                             (79,233) (28,763) (11,458)
Net cash (used in)provided by financing activities(100,415)(101,085)  59,210
Net increase in cash and cash equivalents           23,030    7,756   34,290

Cash and cash equivalents at beginning of year      45,891   38,135    3,845
Cash and cash equivalents at end of year           $68,921   45,891   38,135

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $ 1,734    2,126    1,707
     Income taxes                                  $84,430   46,496   32,667
  Non-cash investing and financing activities:
     Additions to property, plant and equipment
       from exchanges                              $ 4,652      104      831
     Additions to receivables from sale of
       property, plant and equipment               $     -        -       20
     Additions to other assets from selling
       property, plant and equipment for a
       prepaid royalty agreement                   $     -    1,000        -
     Additions to property, plant and equipment
       financed by issuing debt                    $ 1,276        -        -

See accompanying notes.





Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income Years ended September 30

(Dollars in thousands except share and per share amounts)
                                                              Accumu-
                                                              Lated Other Total
                                        Capital in            Compre-     Share-
                       Common Stock     Excess of   Retained  hensive   Holder's
                     Shares    Amount   Par Value   Earnings  Loss       Equity

Balance at October

 1, 2002            64,301,363 $6,430  $12,330      $491,887           $510,647
Exercise of stock
 options               315,792     32    2,136                            2,168
Tax benefits on stock
 options exercised                       1,458                            1,458
Net income                                            75,934             75,934
Cash dividends ($.245
 per share)                                          (15,785)           (15,785)
Balance at September__________  _____   ______       _______
 30, 2003           64,617,155  6,462   15,924       552,036            574,422

Shares repurchased        (227)             (5)                              (5)
Shares issued            9,000      1      256                              257
Exercise of stock
 Options               395,523     39    2,820                            2,859
Tax benefits on stock
 options exercised                       3,269                            3,269
Net income                                           113,670            113,670
Cash dividends ($1.134
 per share)                                          (73,592)           (73,592)
Balance at September__________  _____   ______      _______
 30, 2004           65,021,451  6,502   22,264       592,114            620,880

Shares repurchased        (173)             (8)                              (8)
Exercise of stock
 Options               526,533     53    4,496                            4,549
Tax benefits on stock
 options exercised                       7,145                            7,145
Net income                                           157,653            157,653
Minimum pension
 liability, net of
 $3,290 tax                                                    (5,238)   (5,238)
Comprehensive income                                                    152,415
Cash dividends ($.566
 per share)                                          (37,048)           (37,048)
Balance at September__________  _____   ______       _______   _____     ______
 30, 2005           65,547,811 $6,555  $33,897      $712,719  $(5,238) $747,933

See accompanying notes.





Florida Rock Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Accounting policies. CONSOLIDATION - The consolidated financial statements include the accounts of Florida Rock Industries, Inc. and its more than 50% owned subsidiaries and joint ventures (the "Company"). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation. Investments in joint ventures 50% or less owned are accounted for under the equity method of accounting.

  RECLASSIFICATION - Certain reclassifications have been made to prior year amounts to conform with the presentation adopted in 2005.

  COMMON STOCK SPLIT - On May 4, 2005, the Board of Directors approved a 3 for
2 common stock split.   Shareholders of record as of June 15, 2005, received
one additional share for each two shares held.   The stock split was effected
in the form of a stock dividend on July 1, 2005.   All share and per share
amounts for all prior periods have been restated to reflect the stock split.

  INVENTORIES - Inventories are valued at the lower of cost or market. Cost for parts and supplies inventory at the cement plant are determined under the first-in, first-out (FIFO) method. Cost for other inventories is principally
determined under the last-in, first-out (LIFO).   Cost of inventories includes
raw materials, direct labor and production costs.

  REVENUE RECOGNITION - Revenue, net of discounts, is recognized on the sale of products at the time the products are shipped, all significant contractual obligations have been satisfied and the collection of the resulting accounts receivable is reasonably assured. Amounts billed customers for delivery costs are classified as a component of total sales and the related delivery costs are classified as a component of total cost of sales.

  PROPERTY, PLANT AND EQUIPMENT - Provision for depreciation of plant and equipment is computed using the straight-line method based on the following estimated useful lives:

                                                      Years
Buildings and improvements                             8-39
Machinery and equipment                                3-20
Automobiles, trucks and mobile equipment               3-8
Furniture and fixtures                                 3-10

Depletion of sand and stone deposits is computed on the basis of units of
production in relation to estimated proven reserves.   Proven reserves are
estimated by our geologists based upon results of sampling and other scientific methods and techniques.

  REPAIRS AND MAINTENANCE - Repair and maintenance costs are expensed as
incurred.   Renewals and betterments that add to the utility or useful lives of
property, plant and equipment are capitalized.   Costs of planned major
maintenance activities are expensed in the period in which they are incurred.

  GOODWILL - Goodwill is not amortized, but reviewed for impairment annually or
more frequently if certain indicators arise.   The annual impairment tests
resulted in no impairment of goodwill. Goodwill is tested for impairment annually on September 30th at the reporting unit level unless an event occurs during the year that might reduce the fair value of a reporting unit below its carrying value.

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

  STOCK OPTIONS - The Company accounts for stock options under the intrinsic
value method of APB Option No. 25.   The Company has not incurred any
compensation cost using the intrinsic value method for employee stock options. If the fair value based method had been used, the following table summarizes the pro forma effect (in thousands except per share amounts):

                              	  2005       2004       2003

Reported net income               $157,653     113,670      75,934
Compensation cost
 determined under fair value
 based method, net of income
 taxes                              (2,892)     (2,134)     (1,582)

Pro forma net income              $154,761     111,536      74,352

Basic earnings per share:
 Reported net income              $   2.41        1.75        1.18
 Compensation cost, net of
  income taxes                        (.04)       (.03)       (.02)
 Pro forma basic earnings
  per share                       $   2.37        1.72        1.16

Diluted earnings per share:
 Reported net income              $   2.36        1.72        1.16
 Compensation cost, net of
  income taxes                        (.04)       (.03)       (.02)
 Pro forma diluted earnings
  per share                       $   2.32        1.69        1.14

  SFAS 123R is effective for the Company beginning October 1, 2005.   See "New
Accounting Pronouncements".

  EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is based on the weighted average number of common shares outstanding during the period. Diluted EPS is based on the weighted average number of common shares outstanding and potential dilution of securities that could share in earnings. The only difference between basic and diluted shares used for the calculation is the effect of employee stock options.

  CASH EQUIVALENTS - All highly liquid debt instruments with maturities of three months or less at the time of purchase are considered to be cash equivalents.

  CONCENTRATIONS OF CREDIT RISK - The Company's operations are principally located within the Southeastern and Mid-Atlantic regions of the United States.
 It sells construction materials and grants credit to customers, substantially all of whom are related to the construction industry.

  RECLAMATION AND ASSET RETIREMENT OBLIGATIONS - Prior to October 1, 2002, the estimated cost of reclamation was accrued over the life of the deposit based on tons sold in relation to total estimated tons of reserves. Expenditures to reclaim land were charged to the reserve as paid. Effective October 1, 2002, the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations." If a legal obligation exists for the retirement of an asset, the fair value of the liability is recorded and a corresponding amount added to the carrying value. The additional carrying value is amortized over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized (see Note
2).

  DERIVATIVES - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires companies to record derivatives on the balance
sheet as assets and liabilities measured at fair value.   Gains or losses
resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge
accounting.   All derivatives whether designated in hedging relationships or not, are required to be reported on the balance sheet at fair value. During September 2002, a heating oil derivative contract was purchased. As the derivative contract did not qualify for hedge accounting, the change in fair value of the contract between the date purchased and September 30, 2002 was a loss in the amount of $72,000. For 2003, the Company recorded $64,000 of income from this contract.

  RISK INSURANCE - The Company's self-insurance retention per occurrence is $3,000,000 for automobile liability ("Risk Insurance"). For workers compensation and general liability, the self-insurance retention is $1,000,000 per occurrence with an aggregate of $2,000,000 for general liability. The Company accrues monthly its estimated cost in connection with its portion of its Risk Insurance losses. Claims paid are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on historical analysis of such claims.

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

  COMPREHENSIVE INCOME - There are no differences in net income and comprehensive income for the years ended September 30, 2004 and 2003.

  NEW ACCOUNTING PRONOUNCEMENTS - In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6"), EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005 and requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory
produced during the period that the stripping costs are incurred.   The
Company currently accounts for stripping costs consistent with the method prescribed by EITF 04-6, and as such, it is not expected that it will have an effect on the Company's consolidated financial statements.


  In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations, Interpretation of FASB Statement No. 143," related to the ability to reasonably estimate the fair value of an asset retirement obligation.
This interpretation is effective for the Company no later than the end of
fiscal 2006.   The Company is in the process of evaluating the impact of this interpretation.

  In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting
for Stock-Based Compensation" (SFAS No. 123R, "Share Based Payment").   SFAS
123R supersedes Accounting Principles Board Opinion No. 25, Accounting for
Stock Issued to Employees.   SFAS 123R requires that all share-based
compensation, including options, be expensed at fair value as of the grant
date over the vesting periods.   Companies will be required to use an option
pricing model to determine compensation expense, consistent with the model used in the already required disclosures of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (i.e., Black-Scholes or
Binomial).   SFAS 123R is effective for the Company beginning October 1, 2005 and while the Company is still evaluating the impact on its financial statements, the Company does not expect the impact on the results of operations to be materially different from proforma disclosures.

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an
amendment of ARB No. 43, Chapter 4."   The amendments made by SFAS 151 clarify
that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges and requires that the allocation of fixed production overhead to inventory be based on the
normal capacity of the production facilities.   This Statement is effective
for the Company beginning October 1, 2005 and is not expected to have a material impact on the consolidated financial statements.

  In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," which eliminates the fair value measurement exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for the Company beginning October 1, 2005 and is not expected to have a material impact on the consolidated financial statements.

  In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error
Corrections."   This Statement replaces APB Opinion No. 20, "Accounting
Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the accounting for and reporting of a change in
accounting principle.   This Statement applies to all voluntary changes in
accounting principle and changes required by accounting pronouncement when
specific transition provisions are not provided.   Retrospective application
to all prior periods' financial statements is required in accounting principle, unless it is impracticable to determine the prior period specific
or cumulative effect of the change.   This Statement carries forward without
change the guidance from APB 20 regarding the correction of an error in previously issued financial statements and the reporting of a change in
accounting estimate.   SFAS 154 is effective for accounting changes and
corrections of errors made in fiscal years beginning after December 15, 2005.

2. Asset Retirement Obligation. Effective October 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No.
143). The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this
additional carrying amount is amortized over the life of the asset.   The
liability is accreted at the end of each reporting period through charges to
operating expenses.   If the obligation is settled for other than the carrying
amount of the liability, the Company will recognize a gain or loss on settlement. Previously, the Company accrued for such costs on units of production basis over the estimated reserves.

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

All legal obligations for asset retirement obligations were identified and the
fair value of these obligations were determined as of October 1, 2002.    Upon
the adoption of the new standard, the Company recorded the current fair value
of its expected cost of reclamation.   The cumulative effect of the change
related to prior years resulted in income recognized in the first quarter of
fiscal 2003 of $514,000 before taxes and $333,000 after taxes.   The current
and long-term portions of the asset retirement obligation are recorded in Accrued Liabilities, Other and Other accrued liabilities, respectively in the accompanying consolidated balance sheets.

The analysis of the asset retirement obligation for years ended September 30 is as follows (in thousands):

                                             2005           2004
    Balance at beginning of period         $ 9,033       $ 8,649
    Additional liabilities                   1,736           213
    Accretion of expenses                      404           361
    Payment of obligations                  (2,113)         (190)

       Balance at end of period            $ 9,060       $ 9,033

3. Acquisitions.   On October 1, 2004, the Company acquired from several
sellers a small quarry operation and certain facilities on the Ohio River for $10,382,000 and inventory of $984,000 at the date of closing; and royalties to
be paid as mining occurs.   A purchase price allocation has been made, which
resulted in goodwill of $3,734,000.   In September 2005, the Company acquired
a small sand and gravel operation in Alabama for $2,689,000 and inventory of $287,000 at the date of closing; and royalties to be paid as mining occurs. A preliminary purchase price allocation has been made, which resulted in goodwill of $825,000. The results of operations of these two operations are
immaterial to the results of the Company.   The goodwill associated with both
of these acquisitions is attributed to the Aggregates segment.

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

   The purchase price was allocated to assets and liabilities acquired.   The
following summarizes the estimated fair values of the assets acquired and liabilities as of the date of acquisition (in thousands):


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

                                                     2003

Total sales                                       $ 829,156
Net income                                        $  84,232
Earnings per share:
      Basic                                       $    1.31
      Diluted                                     $    1.29

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

4. Transactions with related parties. As of September 30, 2005, four of the Company's directors were also directors of Patriot Transportation Holding, Inc. ("Patriot"). Such directors own approximately 49.5% of the stock of Patriot and 26.1% of the stock of the Company. Accordingly, Patriot and the Company are considered related parties.

   Patriot, through its transportation subsidiaries, hauls diesel fuel, cement and other supplies for the Company. Charges for these services are based on
prevailing market prices.   Other wholly owned subsidiaries of Patriot lease
certain construction aggregates mining and other properties to the Company. The Company paid rents, royalties and transportation charges to subsidiaries of Patriot totaling $6,728,000 in 2005, $7,623,000 in 2004 and $7,305,000 in
2003.

   The Company furnishes certain administrative and property services to
Patriot and its subsidiaries.   Income earned for these services was $174,000
in 2005, $372,000 in 2004 and $440,000 in 2003.

   At September 30, 2005 and 2004, the Company had net accounts payable to Patriot of $288,000 and, 32,000, respectively.

   The Company has purchased from Patriot four parcels of land during the last
three years.   On May 7, 2004, the Company purchased for $15,000,000, 108 acres of land in Northern Virginia previously leased by the Company from Patriot and another parcel of property for $1,638,000. In September 2003, the Company purchased for $1,836,000 a parcel of land. On March 31, 2004, the Company purchased a parcel of land and improvements containing approximately 6,321 acres in Northeast Florida for $13,000,000. These transactions were reviewed and approved on behalf of the Company by a committee of independent directors after receipt of appraisals and consultation with management.

   5. Inventories. Inventories at September 30 consisted of the following (in thousands):

                                           2005            2004

Finished products                       $ 25,850          19,878
Raw materials                              6,923           8,123
Work in progress                             636             449
Parts and supplies                        10,273           6,650
                                        $ 43,682          35,100


   The excess of current cost over the LIFO stated values of inventories was $9,423,000 and $6,619,000 at September 30, 2005 and 2004, respectively.

   During fiscal 2005, 2004 and 2003, certain inventory quantities increased which combined with increased unit costs in fiscal 2005, 2004 and 2003 resulted in increases to the LIFO reserve. The effects increased costs of sales by $2,804,000, $1,714,000 and $612,000, respectively.

6. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           2005            2004
Investment in and advances
  to joint ventures                     $ 12,758          13,177
Real estate                                2,277           2,290
Restricted cash under deferred exchange
  agreement                                    -           6,748
Other                                     39,649          45,028
                                        $ 54,684          67,243

7. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           2005             2004
Unsecured notes:
    8%-10% notes                        $    447             276
Industrial development
  revenue bonds                           17,550          21,550
Secured note of consolidated
   joint venture                               -          21,500
7% - 8.75% secured notes                   1,937             722
                                          19,934          44,048
Less portion due within
    one year                               1,497           2,121
                                        $ 18,437          41,927

   Of the industrial development revenue bonds at September 30, 2005, $3,550,000 is due between 2012 and 2021. The bonds provide for quarterly interest payments between 70.5% and 71.5% of the prime rate (6.75% at September 30, 2005). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the
Company during the following fiscal years:   $1,775,000 in 2007 and $1,775,000
in 2008. The bonds are collateralized by certain property, plant and equipment
having no carrying value at September 30, 2005.     The remaining $14,000,000
of industrial revenue bonds is due in 2022, and is secured by a letter of credit. The interest rate on these bonds is a variable rate established
weekly.   The average rate on the bonds was 2.2% and 1.2% for fiscal 2005 and
2004, respectively.

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $2,650,684 at September 30, 2005 and are payable in installments through 2015.

  The aggregate amount of principal payments due subsequent to September 30, 2005, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 2006 - $1,497,000; 2007 - $2,018,000; 2008 - $1,961,000; 2009 - $78,000; 2010 - $83,000;
subsequent years - $14,297,000.

  The Company has a revolving credit facility, which is syndicated through a group of six commercial banks under which it may borrow up to $250,000,000.
The credit facility expires on June 30, 2009.   A commitment fee of .1% is paid
on the unused portion of the total credit.   At September 30, 2005, no balance
was outstanding under the credit agreement.

  The credit agreement contains financial covenants requiring maintenance of certain debt to total capitalization and interest coverage ratios. In addition, the covenants restrict activities regarding investments and leasing and borrowing. At September 30, 2005, the Company was in compliance with all covenants contained in the credit agreement.

  The Company also has available short-term lines of credit from two banks
aggregating $35,000,000.   At September 30, 2005, no borrowings were
outstanding. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing.

8. Preferred Shareholder Rights Plan.   On May 5, 1999, the Board of Directors
declared a dividend of eight preferred share purchase rights (a "Right") for each twenty-seven outstanding shares of common stock (after giving effect to
stock splits effected subsequent to May 5, 1999).   The dividend was paid on
June 11, 1999.   Each right entitles the registered holder to purchase from the
Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $145 per one one-hundredth of a Preferred Share, subject to adjustment.

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

9. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. At September 30, 2005, 1,219,000 shares of common stock were available for future grants.

Option transactions for the fiscal years ended September 30 are summarized as follows:

                            2005              2004               2003
                               Average            Average             Average
                      Options  Price(1)  Options  Price(1)  Options   Price(1)
Shares under option:
  Outstanding at
   beginning of year 3,692,787   12.92  3,521,433    9.80  3,324,584    8.15
  Granted              484,900   38.14    675,300   25.43    630,675    17.42
  Exercised           (526,533)   8.50   (404,523)   7.17   (315,792)    6.87
  Canceled             (59,228)  18.27    (99,423)  12.49   (118,035)   12.06


Outstanding at end of
  year               3,591,926   16.89  3,692,787   12.92  3,521,432     9.80
Options exercisable at
  end of year        2,042,941          2,004,407          2,007,531

(1) Weighted average exercise price

The following table summarizes information concerning stock options outstanding at September 30, 2005.

                         Options          Options          Remaining
Exercise Price         Outstanding      Exercisable          Life
$   4.8611               940,475          940,475          1.5 years
   10.7778                45,725           45,725          4.3 years
   10.167                363,805          291,044          5.2 years
   10.63                 168,750          135,000          5.3 years
   14.267                453,180          271,908          6.3 years
   17.61 (average)       529,503          211,801          7.3 years
   25.77 (average)       609,938          121,988          8.3 years
   38.14 (average)       480,550           25,000          9.3 years

    Total              3,591,926        2,042,941



Remaining non-exercisable options as of September 30, 2005 become exercisable as follows: 2006 - 516,145; 2007 - 409,634 and 2008 - 318,998; 2009 - 213,098;
2010 - 91,110.

  Options granted have been at a price equal to the fair market value of common stock on the dates of grant. The options expire ten years from the date of grant and become exercisable in cumulative installments of 20% each year after a one-year waiting period from the date of grant.

The SFAS 123 method has not been applied to options granted prior to October 1, 1996, and the pro forma compensation expense may not be indicative of pro forma expense in future years. The weighted average fair value of options granted in fiscal 2005 was estimated to be $11.96 on the dates of grant using the following assumptions; dividend yield of 1.41%, expected volatility of 26.81%,
risk-free interest rate of 4.08% and expected lives of 7 years.   The weighted
average fair value of options granted in fiscal 2004 was estimated to be $10.49 on the dates of grant using the following assumptions; dividend yield of 1.73%, expected volatility of 23.81%, risk-free interest rate of 3.98% and expected
lives of 7 years.   In 2003 the weighted average fair value of options granted was estimated to be $6.42 on the date of grant using the following assumptions; dividend yield of 1.0%, expected volatility of 31.7%, risk-free interest rate of 3.8% and expected lives of 7 years.

10. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):


                                     2005          2004            2003
Current:
  Federal                          $ 72,672        46,857          30,821
  State                              11,560         7,076           4,356
                                     84,232        53,933          35,177
Deferred                             13,747        10,350           5,530
  Total                            $ 97,979        64,283          40,707


 A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):

                                      2005          2004            2003
Amount computed at statutory
  Federal rate of 35%              $ 89,471        62,284          40,708
Effect of percentage depletion       (3,505)       (4,185)         (3,667)
State income taxes (net of Federal
  income tax benefit)                 8,619         5,736           3,956
Other, net                            3,394           448            (290)
Provision for income taxes         $ 97,979        64,283          40,707



   The types of temporary differences and their related tax effects that five rise to deferred tax assets and deferred tax liabilities at September 30 are presented below (in thousands):
                                      2005         2004
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $  93,082        83,153
 Other                               13,687         9,590
  Gross deferred tax liabilities    106,769        92,743

Deferred tax assets:
 Insurance reserves                   7,189         6,614
 Other accrued liabilities           10,731        11,262
 Minimum pension liability            3,290             -
 Canadian net operating losses        1,575		  -
 Other                                1,375         1,140
 Gross deferred tax assets           24,160        19,016
 Valuation allowance for Canadian
  net operating losses               (1,575)            -
 Net deferred tax assets             22,585             -
Net deferred tax liability        $  84,184        73,727

At September 30, 2005, the Company and subsidiaries included in these consolidated financial statements had available Canadian loss carry forwards of approximately $3.9 million, which expire between the years 2007 and 2011.

Management believes that sufficient uncertainty exists regarding the realization of these deferred tax assets and that a valuation allowance is
required.   The change in valuation allowance reflects management's assessment regarding the future realization of the Canadian loss carry forwards.

11. Employee benefits. The Company and its subsidiaries have a number of retirement plans which cover substantially all employees.

   Certain subsidiaries have a noncontributory defined benefit retirement plan covering certain employees. The benefits are based on years of service and the employee's highest average compensation for any five (or in the case of one subsidiary three) consecutive years of service. Plan assets are invested in mutual funds, listed stocks and bonds and cash equivalents. The Company's funding policy is to fund annually within the limits imposed by the Employee
Retirement Income Security Act.   The Company uses a measurement date of June
30 for the defined benefit retirement plan.

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):

                                            2005        2004       2003
Service cost-benefits earned during
  the period                             $   447         505        265
Interest cost on projected benefit
  obligation                               1,429       1,369      1,363
Return on assets                          (1,866)     (1,759)    (1,780)
Amortization of net asset and prior
  service cost                               164         250        (82)
Net periodic pension cost (income)       $   174         365       (234)

  The following table provides for the retirement plan a reconciliation of projected benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                                2005          2004

Change in projected benefit obligation:

  Balance beginning of year                   $24,427        24,659
  Service cost                                    447           505
  Interest cost                                 1,428         1,369
  Actuarial loss (gain)                         6,141          (862)
  Amendments                                        -            42
  Benefits paid                                (1,254)       (1,286)

  Balance end of year                         $31,189         24,427
Accumulated benefit obligation at
  end of year                                 $29,297         22,215
Change in plan assets:

  Balance beginning of year                   $24,066         22,717
  Actual return on assets                         837          2,809
  Expenses                                       (224)          (174)
  Benefits paid                                (1,254)        (1,286)

  Balance end of year                         $23,425         24,066

Net amount recognized:

  Funded status                               $(7,764)          (361)
  Unrecognized net actuarial loss              10,420          3,111
  Unrecognized prior service cost                 639            720

  Net amount recognized                       $ 3,295          3,470

Amount recognized in Consolidated Balance Sheet:

  Prepaid Benefit Cost                        $     -          3,470
  Accrued Benefit Liability                    (5,872)             -
  Intangible Asset                                639              -
  Accumulated Other Comprehensive Income        8,528              -
                                              $ 3,295          3,470


Weighted Average Assumptions used to determine benefit obligation:

  Discount Rate                                  5.00%          6.00%
  Rate of Compensation Increase                  3.50%          4.50%

Increase in minimum liability included
  in Comprehensive Income                      $ 8,528              -

Weighted Average Assumptions used to
  determine net periodic pension cost:

  Discount Rate                                   6.00%         5.75%
  Expected Return on Plan Assets                  8.00%         8.00%
  Rate of Compensation Increase                   4.50%         4.50%

Plan Assets:

                        Target Allocation
                        Fiscal year-end      Percentage of Plan Assets At
                          2005	     	    6/30/05           6/30/04

Equity securities        60 - 80                  73                69
Debt securities          20 - 30                  24                29
Other                     2 -  5                   3                 2
  Total                                          100               100



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

   There is no expected contribution for either the Company or the covered employees during 2006.

   Estimated future benefit payments reflecting future service for the fiscal year ending (in thousands):

                  2006	                  $1,416
                  2007                     1,433
                  2008                     1,576
                  2009                     1,643
                  2010                     1,794
                  Thereafter              10,473

   Union employees are covered by multi-employer plans not administered by the Company. Payments of $136,000, $139,000 and $135,000 were made to these plans during fiscal 2005, 2004 and 2003, respectively.

   Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $25,161,000 in 2005, $16,109,000 in 2004 and $11,624,000 in 2003.

   The Company has a management security plan for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees. Life insurance on the lives of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies. The expense for fiscal 2005, 2004 and 2003 was $1,573,000, $1,555,000 and $2,136,000, respectively.



   The Company and one of its subsidiaries provide certain health care benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet service requirements and reach retirement age while working for the Company. The plans are contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The Company uses a June 30 measurement date for the retiree healthcare plan.

   The following table for the retiree health care plan provides a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheet at September 30 (in thousands):

                                            2005         2004
 Change in benefit obligation:
   Balance beginning of year             $ 1,815        2,102
   Service cost                               72           73
   Plan participant contributions            176          162
   Interest cost                              91          101
   Amendments                                  -            -
   Actuarial loss (gain)                     371         (316)
   Benefits paid                            (363)        (307)
   Balance end of year                   $ 2,162        1,815

 Change in plan assets:
   Balance beginning of year             $     0            0
   Employer contributions                    187          145
   Plan participant contributions            176          162
   Benefits paid                            (363)        (307)
   Balance end of year                   $     0            0

Net amount recognized:
Funded status                            $(2,162)      (1,815)
Unrecognized net gain                       (193)        (646)
Unrecognized prior service cost               84          100

Accrued post-retirement benefit costs    $(2,271)      (2,361)

     Net periodic post-retirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                            2005         2004      2003
Service cost of benefits earned
 during the period                     $      72           73        75
Interest cost on APBO                         91          101       117
Net amortization and deferral                (66)         (38)      (31)
Net periodic post-retirement benefit
 cost                                  $      97          136       161

     The discount rate used in determining the Net Periodic Post Retirement
Benefit Cost was 6.0% and 5.75% for 2005 and 2004, respectively.   The discount
rate used in determining the benefit obligation was 5% and 6% in 2005 and 2004, respectively.

     The expected contribution by the Company for 2006 is $99,000.

     Estimated future benefit payments reflecting expected future service for the fiscal year ending (in thousands):

				2006				$  99
				2007				   99
				2008				  110
				2009				  117
				2010				  123
                        Thereafter                789

12. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases which are cancelable, for fiscal 2005, 2004 and 2003 was $5,894,000, $5,644,000 and
$4,693,000 respectively. Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year, exclusive of mineral leases which are cancelable, at September 30, 2005 are as follows: 2006-$1,473,000; 2007-$1,226,000; 2008-$1,105,000; 2009-$936,000;
2010-$814,000; after 2010-$3,540,000. Certain leases include options for renewal by the Company. Most leases require the Company to pay for utilities,
insurance and maintenance.   The mineral leases which are cancelable have
variable payments based on the actual tons mined each month.

13. Gain on sales of real estate and other income. During 2005, the Company sold a former quarry site in the Baltimore area in two closings with gross
proceeds of $33,500,000, resulting in a pre-tax gain of $6,013,000.   The
Company is in the process of completing the site work related to these sales. As a result, an additional $886,000 of gain has been deferred and will be
recognized as income as the site work is completed.   Also in 2005, the Company
sold another parcel of land for $600,000 and realized a pre-tax gain of $116,000. Additionally during 2005, the Company sold other parcels of land resulting in a combined gain of $238,000. During 2004, several parcels of land
were sold resulting in a pre-tax gain of $13,167,000.   This included closing
on all remaining installments of a sale of another former quarry site.   Gross
proceeds of this sale were $20,250,000 resulting in a pre-tax gain of approximately $12,900,000. Gains on the sales of certain real estate and quarry assets were $3,556,000 in 2003.

    During 2005, the Company exchanged parcels of real estate with another
party in settlement of a lawsuit.   The exchange was recorded at fair value and
the resulting gain of $3,747,000 is included in other income in the accompanying consolidated statements of income for the year ended September 30, 2005.

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

   Operating results and certain other financial data for the business segments are as follows (in thousands):
                                                2005       2004      2003
           Net sales, excluding freight
                  Construction aggregates  $  325,254    291,550   253,112
                  Concrete products           728,272    575,053   491,960
                  Cement and calcium          206,254    164,251    72,427
                  Intersegment sales         (133,172)  (104,245)  (88,825)

                  Total net sales          $1,126,608    929,609   728,674

           Operating profit
                  Construction aggregates  $   94,552     87,518    64,755
                  Concrete products           118,161     60,009    37,341
                  Cement and calcium           57,336     46,123    22,394
                  Corporate overhead          (20,576)   (17,722)  (12,191)

                  Total operating profit   $  249,473    175,928   112,299

           Identifiable assets, at year end
                  Construction aggregates  $  408,322    340,217   333,700
                  Concrete products           280,114    253,392   217,161
                  Cement and calcium          226,490    222,855   235,153
                  Unallocated corporate assets 56,776     59,587    48,883
                  Cash items                   68,921     45,890    38,136
                  Investments in affiliates    12,368     12,988    13,121

                  Total identifiable assets$1,052,991    934,929   886,154

            Depreciation, depletion and
               amortization
                  Construction aggregates  $   27,578     25,809    25,304
                  Concrete products            25,138     23,146    24,076
                  Cement and calcium            8,712      9,211     8,424
                  Other                         3,130      5,462     5,322
                  Total depreciation, depletion
                    and amortization       $   64,558     63,628    63,126

            Capital expenditures
                  Construction aggregates  $   91,003     47,211    28,360
                  Concrete products            27,961     40,167    14,155
                  Cement and calcium            7,804      2,244     1,173
                  Other                         4,706     15,034     2,594

                  Total capital            $  131,474    104,656    46,282
                    expenditures

    Capital expenditures include additions to property, plant and equipment from exchanges of $4,652,000, $104,000 and $831,000 for fiscal 2005, 2004 and
2003, respectively, which are reported in the cash flow statement as non-cash
activity.   Capital expenditures also include additions to property, plant and equipment financed by issuing debt of $1,276,000 for fiscal 2005.

    Construction aggregates operating profit for 2005, 2004 and 2003 includes gains on the sale of real estate of $6,194,000, $10,677,000 and $3,556,000, respectively. Concrete products operating profit for 2005 includes gains on the sale of real estate of $173,000. Cement and calcium operating profit for 2004 includes a gain of $2,490,000 on the sale of a calcium plant.

15. Fair values of financial instruments. At September 30, 2005 and 2004 the carrying amounts reported in the balance sheets for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair values. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2005 and 2004 the carrying amount of such other long-term debt approximated their fair value.

16. Contingent liabilities. In November 2000, the United States Environmental Protection Agency through the offices of the United States Attorney for the District of Columbia commenced an investigation of DC Materials, Inc. and Cardinal Concrete Company, both subsidiaries of the Company, with respect to possible violations of the Clean Water Act at a site in the District of Columbia. On September 10, 2003, a former employee of this facility was convicted of violating the Clean Water Act. As a result, the employee (but not the Company) has been barred from receiving federal government contracts or
benefits at this facility.   Counsel for the Company has advised that the
statute of limitations has run and no action has been initiated by the United States Attorney. The United States Environmental Protection Agency has notified Cardinal Concrete Company that it will not be barred from receiving government contracts and benefits. As a result, no further action is anticipated.

Florida Rock holds one of 12 federal mining permits granted for the Lake Belt
area in South Florida.   The permit covers Florida Rock's Miami quarry.   The
Miami quarry is one of the largest of Florida Rock's quarries measured by
volume of aggregates mined and sold.   Various governmental agencies are
involved in litigation brought by environmental groups concerning the manner in
which all 12 permits were granted.   The plaintiffs allege that the relevant
governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all
appropriate information when issuing the permits.   The plaintiffs seek to set
aside the permits and to enjoin the relevant governmental agencies from granting further permits. Although not named as a defendant, Florida Rock has intervened in the proceedings to protect its interests. The proceedings are continuing and it is not possible to determine the likely outcome or what
impact it will have on Florida Rock's operations.   If the Lake Belt permits,
including the permit for the Miami quarry, were ultimately set aside, Florida Rock and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations
in Florida or import aggregates.   This would likely result in increased costs
and other adverse operational effects on Florida Rock.   However, Florida Rock
believes that its permit for the Miami quarry was validly issued.

In December 2004, management discovered potential violations of the terms of wetland dredge-and-fill permits issued by the U.S. Army Corps of Engineers and
the Florida Department of Environmental Protection at the Miami Quarry.   Upon
discovery, the Company halted the activities in question and voluntarily disclosed the activities to the U.S. Army Corps of Engineers and Florida Department of Environmental Protection. On December 30, 2004, the Florida Department of Environmental Protection issued a warning letter to the Company. On January 13, 2005, the U.S. Army Corps of Engineers issued a Notice of Noncompliance to the Company. In June 2005, the Company entered into a settlement agreement with the U.S. Army Corps of Engineers that resolves the matter through payment of an administrative penalty of $27,500 and completion of a supplemental environmental project in the amount of $411,840, which was recorded in the third quarter of 2005. In August 2005, the Company entered into a Consent Decree with the Florida Department of Environmental Protection, which resolved the matter through payment of a $5,500 administrative penalty. As a result of these two settlements, the enforcement proceedings on the part of these two agencies have been resolved.

The Company's 50% owned subsidiary, Jamer Materials, Ltd., has learned that samples of some crushed material from its New Brunswick, Canada quarry contain
elevated levels of naturally occurring arsenic.     Based on test results to
date, the Company does not believe that the material poses a risk to human
health.   The Company is continuing to study the potential impact of this issue
on the future operations of the subsidiary.   In addition, at the request of a
nearby property owner, some of this material had been used on nearby property
for fill near a stream that leads to the local water supply.   The Canadian
environmental authorities have ordered that the material be removed from that site. The Company cannot assess at this time, with any degree of certainty, the impact on the Company's subsidiary and its future financial performance, but management does not expect this matter to have a material adverse effect on the Company's consolidated financial statements.

The Company has been named as one of numerous defendants in a lawsuit filed in Broward County, Florida, by a plaintiff alleging personal injuries arising from
silicosis.   The lawsuit asserts that the Company and various other mining companies named in the complaint (along with other defendants) are liable for
negligence under a number of theories.   The complaint has not yet been served
upon the Company.   The Company is unable to determine the impact, if any, on
financial position or results of operations.

In December 2005, the Company received a Request for Information from the U.S. Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and the Resource
Conservation and Recovery Act (RCRA).   The request seeks information regarding
whether the Company's subsidiary, Florida Cement, Inc., disposed of cement kiln dust at the Jernigan Trucking Dump Site in Hillsborough County, Florida during
the 1970s.   The Company acquired this subsidiary from Lafarge North America,
Inc., in 2003.   The Company has commenced an investigation of this matter but does not have sufficient information to determine whether the Company has any liability with respect to this matter or the extent of any potential liability.

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



17. Commitments.  At September 30, 2005, the Company had purchase commitments
of approximately $71,700,000.   Of this amount approximately $47,132,000 were
orders placed for equipment.



Directors and Officers

Directors

Edward L. Baker (1)
Chairman of the Board
of the Company

John D. Baker II (1)
President and Chief Executive Officer
of the Company

Thompson S. Baker II
Vice President of the Company


Alvin R. (Pete) Carpenter (2)(4)
Retired Vice Chairman of CSX Corporation

Robert P. Crozer (4)
Senior Advisor, Greenhill & Co., Inc.

John A. Delaney (2)
President of the University of North Florida

J. Dix Druce, Jr. (2)(4)
Chairman and Chief Executive Officer, National P.E.T., Scan LLC

Luke E. Fichthorn III
Private Investment Banker,
Twain Associates and Chairman of the
Board and Chief Executive Officer of
Bairnco Corporation

William P. Foley II(3)
Chairman of the Board and Chief Executive Officer of
Fidelity National Financial, Inc.

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

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 01, 2006 at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent

Wachovia Bank, N.A.
Corporate Trust Client Services NC-1153
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC 28288-1153
Telephone: 1-800-829-8432

General Counsel

McGuireWoods LLP
Jacksonville, Florida

Independent Registered Public Accounting Firm

KPMG LLP
Jacksonville, Florida

Common Stock Listed

New York Stock Exchange
(Symbol:  FRK)
Form 10-K and Certificates

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

The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 are filed as
exhibits to our Form 10-K.   We have also filed with the New York
Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

58