Form 10-K, Exhibit 13
period 2006-09-30
FLORIDA ROCK INDUSTRIES INC
filed 2006-12-08
CIK 37651

Annual Report 2006

CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended September 30
(Dollars in thousands except per share amounts)
                                                               %
                                          2006       2005    Change

Total sales                            $1,367,789 $1,153,452  +  18.6
Gross profit                           $  445,703    351,242  +  26.9
Operating profit                       $  319,475    249,473  +  28.1
Income before income taxes             $  330,084    255,632  +  29.1
Net income                             $  211,409    157,653  +  34.1

Per common share:
  Basic earnings per share             $     3.22       2.41   + 33.6
  Diluted earnings per share           $     3.16       2.36   + 33.9
  Shareholders' equity                 $    14.02      11.41   + 22.9
  Cash dividend                        $      .60       .566
Return on average shareholders' equity       25.4%      23.0%

2006 CORPORATE HIGHLIGHTS

Most profitable year ever

Gross profit increased 26.9% to $445,703,000

Operating profit increased 28.1% to $319,475,000

Diluted earnings per share increased 33.9% to $3.16 per share from $2.36 per share

Shareholders' equity increased to $915,896,000 from $747,933,000

$179,777,000 invested in additional property, plant and equipment including property, plant and equipment acquired in acquisitions

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



To Our Shareholders

Fiscal 2006 brought yet another record revenue and earnings performance for Florida Rock Industries, Inc. Revenue grew 18.6% over fiscal 2005 and net income and diluted earnings per share grew 34.1% and 33.9% respectively over the prior year's record. Return on average shareholders' equity increased to 25.4%. On the other hand, stock performance was an opposite story as we started the year at $64.09 price and ended with a significantly lesser $38.71 as the market's anticipation of the downturn in housing overshadowed the continuation of earnings growth in the third and fourth quarters even in the face of declining volumes in both concrete and cement.

As in fiscal 2005, the single most important factor in the continuing earnings growth was the significant price improvements in all segments. Even as the concrete and cement volumes declined at the end of the third quarter, price increases in all three segments went through in most markets in July and continued to hold fairly stable in the face of the even greater declines in volumes.

In our aggregates segment, we were still able to grow volumes 7% over fiscal 2005 levels at our producing locations while average pricing for fiscal 2006 was up 13.4% over the fiscal 2005 average. Aggregates operating profit grew 24% over the prior year even as our cost of sales rocketed up 19.2% with the surge in fuel, energy, steel, tires and related commodities. In this segment fuel costs were up 42%, electricity 23% and tires over 100% as shortages required advanced purchases to secure supply. The majority of the construction work on our new aggregates plant in Miami was performed during the year and will be operating in February. Though our Miami quarry still faces a lawsuit threat on its permit status, we are excited about the capabilities of the new plant that should lower our production costs as well as add up to 25% more tonnage capacity over the next few years. Early in the year we purchased a river quarry near Paducah, Kentucky. This supplements the quarry we purchased last year in Golconda, Illinois and gives us a strong position to serve the growing markets on the Mississippi River system. In 2007 we also hope to complete the major portion of our new plant and rail access system at our West Lee granite quarry near Auburn, Alabama.
 We also plan to build three new sand plants in Florida and Maryland to replace depleting reserves at the existing locations.

Our concrete products segment again led the way in revenue growth for the year with a 19.1% improvement over fiscal 2005. It also grew operating profit 25.4% even with the steady decline in volumes from May 2006 through the end of the fiscal year. Pricing improvement was again the greatest contributing factor to profitability growth with average ready-mix prices growing 16.9% over the prior year and average block prices growing 21.4%. Ready mix volumes for the year managed to show a 3.2% gain over fiscal 2005, but block volumes declined 1.9%. Filling in gaps in our Florida and Virginia market coverage, we opened new concrete plants in Daytona and LaBelle, Florida and in Stephens City, Virginia. In February we also added the Newington Concrete acquisition with its two plants in Alexandria, Virginia and one each in Gainesville and Culpepper, Virginia.

The cement segment grew revenues 14.1% in fiscal 2006 and operating profit a significant 45.9% over fiscal 2005. For the year total cement volumes were down 2.1% at 2,336,000 tons but average prices for the year grew 16.9% over the fiscal 2005 average. From an operations standpoint, our cement segment turned in a stellar performance with our Newberry production facility achieving its highest cement production ever and our Tampa facility lowered operating costs even in the face of higher energy and commodity costs. Construction of the second production line at Newberry also commenced in earnest during the year with an on-line target date of late fiscal 2008 to early fiscal 2009. An artist rendering of the new plant is our cover photo for this 2006 Annual Report.

This year was our second year for compliance with section 404 of Sarbanes-Oxley and we are pleased to report that, once again, we have come through without any material weakness in our internal controls. We have made progress in reducing the total number of our controls requiring testing as well as with automating more of them with technological solutions. Both of these steps have enabled us to lower slightly the total expense of this year's compliance.

Last year we introduced to you the key elements of our three-year initiative that we named "Good to Great" or G2G with its three principal initiatives of Quality Growth, Quality People and Quality Operations.

We made great progress on our Quality Growth program, both through the acquisitions and the Greenfield sites we established. We purchased a number of new raw sites that will be the new plants of the future. We grew prices and, in some cases, we grew volumes where the market would allow it.

Our Quality Operations initiative saw us implement numerous process improvements and efficiency projects. While our costs escalated with the aforementioned commodity spikes, we improved the key operating metrics throughout the company.

The Quality People team identified supervisory training and performance management as the top two areas of focus, and the training and performance evaluation tools that we developed will make FRI a more effective and employee-friendly place to work for the future.

As we focus on 2007 we are clearly facing a serious downturn in residential construction in all our markets. Volumes in concrete and cement will clearly decline; our focus will be to hold on to relative market share and to maintain and improve pricing where at all possible in these segments. Our aggregates volumes have yet to see the declines of the other two segments and we will continue to push pricing in this segment as the scarce resource realization permeates more of our markets. As of this writing our pricing has held up relatively well through the first wave of volume declines in housing and the expectation for price increases in many locations still seem achievable for January 1, 2007.

Before closing this letter we must express our continued appreciation to our dedicated employees who make our continuous improvement a reality. We are proud to tell you that the record earnings they achieved this year will also result in their receiving record contributions to our profit-sharing/401(k) plans, a well earned reward!

And to you, our fellow shareholders, we again extend our thanks for your
support and continuing interest in our Company.   While the equity markets
have adjusted their valuation of our stock in the face of the near-term housing downturn, our longer term focus still keeps us quite positive about the future opportunities for our business model in the excellent markets where we operate. More than ever we value your trust and confidence as we work to earn your continued support for the future.

Respectfully yours,

Edward L. Baker, Chairman
John D. Baker II, President















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


     Aggregates. The construction aggregates segment currently operates three crushed stone plants, two baserock plants, nine sand plants and one industrial sand plant in Florida. It operates six crushed stone plants, one crushed stone plant through a joint venture and three sand plants in Georgia; one crushed stone plant in Tennessee; one crushed stone plant and one sand and gravel plant in Alabama; one crushed stone plant in Illinois; one crushed stone plant in Kentucky; two sand and gravel plants and two crushed stone plants in Maryland; and two crushed stone and two sand and gravel plants in Virginia. The Company also has an investment interest in a crushed stone quarry located in Charlotte County, New Brunswick, Canada.
 The Company operates aggregates distribution terminals in Woodbridge, Virginia; Norfolk-Virginia Beach, Virginia; Baltimore, Maryland; the Eastern Shore of Maryland; Seaford, Delaware; Washington D.C. and Baton Rouge, Louisiana. In Florida, the Company serves Jacksonville and Central Florida including Orlando and the Polk County markets through unit train distribution terminals. In Central Florida, the Company has two terminals, at Taft and Auburndale, on the CSX rail line. In Georgia, the Company has two terminals at the ports of Brunswick and Savannah. Through a joint venture, the Company has an interest in a distribution terminal in New York City. The Company maintains in excess of 2.5 billion tons of long-term aggregates reserves of sand and stone in Florida, Georgia, Maryland, Tennessee, Alabama, Kentucky, Illinois, Virginia and New Brunswick, Canada, which are owned, or under long-term mining leases with terms generally commensurate with the extent of the deposits at current rates of extraction. During fiscal 2006 the Company produced and shipped approximately 45 million tons of aggregates.

     Ready mixed concrete is produced and sold throughout peninsular Florida; South Georgia; Richmond, Williamsburg, Newport News, Norfolk/Virginia Beach, and Northeastern Virginia; Central Maryland; and Washington, D.C. At the end of fiscal 2006 the Company had 118 ready mixed concrete plants, 13 concrete block plants, and a delivery fleet of 1,460 ready mix and block trucks. Concrete block is sold in the peninsula of Florida and in South Georgia.

     Prestressed concrete products for commercial developments and bridge and highway construction are produced from two yards in Wilmington, North Carolina and precast concrete lintels and other building products are produced in Kissimmee, Florida.

     Cement. The Company's cement segment operates one cement plant located in Newberry, Florida and limestone grinding and calcium operation
in Brooksville, Florida.   During fiscal 2006, the cement plant sold
794,000 tons of cement. The Company has received a permit from the Florida Department of Environmental Protection to expand production of the cement plant. We have obtained all the necessary approvals and have started construction to double the annual production capacity of this plant. Construction is expected to be completed in late fiscal 2008 or early fiscal 2009.

Cement and granulate blast furnace slag are imported into Tampa, Florida and some of the cement sold and the balance is either blended or bagged.


The limestone grinding plant in Brooksville, Florida provides product for the animal feed industry and paint, plastics and joint compound industries.









SHAREHOLDER RETURN PERFORMANCE

The following table and graph compare the performance of our common stock to the S&P 500 Index, the Dow Jones U.S. Building Materials and
Fixtures Index and a peer group of companies in our industry for the five-year period commencing September 30, 2001 and ending on September 30, 2006.
  The peer group consists of Martin Marietta Materials, Inc., Texas
Industries, Inc., and Vulcan Materials Company.   The table and graph assume
that $100 was invested on September 30, 2001 in the Company's common stock and in each of the indices and assumes the reinvestment of dividends.


                         2001    2002  2003  2004  2005  2006
Florida Rock Industries  100      98    161   248  492    301
Peer Group               100      85     95   130  200    214
S&P 500                  100      80     99   113  126    140
Dow Jones US Building
  Materials & Fixtures   100      96    123   175  216    205

































Five Year Summary Years ended September 30
(Dollars and shares in thousands except per share amounts)

                           2006         2005       2004        2003      2002
Summary of Operations
 Total sales, including  $1,367,789  1,153,452   948,519     746,059   723,724
   freight
 Gross profit            $  445,703    351,242   255,202     188,272   176,290
 Operating profit(a)     $  319,475    249,473   175,928     112,299   106,447
 Interest expense        $      259      1,555     2,126       1,853     3,862
 Income before income    $  330,084    255,632   177,953     116,308   106,320
   taxes
 Provision for income    $  118,675     97,979    64,283      40,707    37,425
   taxes
 Net income              $  211,409    157,653   113,670      75,934    68,895

Per Common Share
 Basic earnings per share$     3.22       2.41      1.75        1.18      1.08
 Diluted earnings per
  share                  $     3.16       2.36      1.72        1.16      1.06
 Shareholders' equity    $    14.02      11.41      9.55        8.89      7.94
 Cash dividend           $     .600       .566     1.134        .245      .165
Financial Summary
 Current assets          $  305,191    266,825    198,336    190,094   126,587
 Current liabilities     $  151,266    145,280    158,901     95,723    87,181
 Working capital         $  153,925    121,545     39,435     94,371    39,406
 Property, plant and
  equipment, net         $  690,012    578,500    520,959    489,778   490,734
 Total assets            $1,236,260  1,052,991    934,929    886,154   733,349
 Long-term debt, exclud-
  ing current portion    $   16,423     18,437     41,927    118,964    43,695
 Shareholders' equity    $  915,896    747,933    620,880    574,422   510,647
Other Data
 Return on average
  shareholders' equity         25.4       23.0       19.0       13.9      14.4
 Return on average capital
  employed                     22.6       19.9       15.4       11.2      11.3
 Additions to property,
  plant and equipment    $  179,777 b   140,143 b   104,656    63,195 b   49,837
 Depreciation, depletion
  and amortization       $   74,687     64,558     63,628     63,126    66,152
 Weighted average number
  of shares - basic          65,621     65,306     64,810     64,420    63,934
 Weighted average number
  of shares - diluted        66,829     66,764     66,133     65,464    65,144
  Number of employees at
  End of year                 3,464      3,426     3,208       3,127     3,092
 Shareholders of record         832        852       834         845       892

(a) Included in operating profit for 2006, 2005, 2004, 2003 and 2002 are gain on the sale of real estate of $3,569,000 $6,367,000, $13,167,000, $3,556,000 and $2,812,000, respectively. See Note 13 to the Consolidated Financial Statements.

(b)  Includes property, plant and equipment acquired in acquisitions.








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

2006 Highlights

Your Company achieved its most profitable year in 2006.   Notable
highlights from the year include:

      Record net income of $211,409,000, an increase of 34.1% over 2005

	$3.16 diluted earnings per share, a 33.9% increase over 2005

      Return on average shareholders' equity of 25.4%

$179,777,000 invested in additional property, plant and equipment including property, plant and equipment acquired in acquisitions.

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

     Construction Aggregates.   Our construction aggregates segment is
engaged in the mining, processing, distribution and sale of crushed
stone, sand and gravel.   Our construction aggregates segment operates
plants in multiple states:


                Crushed     Base Rock  Sand, Gravel and   Distribution
             Stone Plants    Plants    Industrial Sand      Terminals

Florida           3               2              10                 3
Georgia           7                               3                 2
Tennessee         1
Alabama           1                               1
Maryland          2                               2                 5
Virginia          2                               2                 2
Illinois          1
Kentucky          1
Louisiana                                                           1
Canada            1

Note: Chart includes one joint venture crushed stone plant in Georgia and one joint venture crushed stone plant in Canada.

Our aggregates segment also operates 13 aggregates distribution terminals in Florida, Georgia, Virginia, Maryland, Delaware, Washington D.C., Louisiana and one terminal(through a joint venture) in New York.

     During fiscal 2006 we produced and shipped 44.7 million tons of
construction aggregates.   Currently, we have 2.5 billion tons of
[permitted] reserves.

     Concrete Products Segment.   Our concrete products segment
produces and sells ready-mix concrete, concrete block, prestressed and precast concrete sales other building materials in multiple states:

                       Ready-Mix
                       Concrete	Concrete	  Prestress    Precast
                       Plants    Block Plants     Plants       Plant

Florida                   63          12                          1
Georgia                   11           1
North Carolina		                              2
Virginia                  37
District of Columbia       1
Maryland                   6

In 2006, we had a delivery fleet of 1,460 ready-mix and block trucks.

     Cement and Calcium Products.   Our cement and calcium products
segment operates a cement plant in Newberry, Florida, import terminals and grinding facilities in Tampa and Port Manatee, Florida and a limestone grinding facility in Brooksville, Florida.

     Our Newberry cement plant produced 802,000 tons of cement in 2006. We have obtained all the necessary approvals and have started construction to double the annual production capacity of this plant. Construction is expected to be completed in late fiscal 2008 or early fiscal 2009.

     Our Tampa facility imports, blends or bags and sells cement and
grinds, blends and sells granulate blast furnace slag.   Our Port
Manatee facility imports and grinds clinker (unground cement) and sells the ground cement.

     Our Brooksville facility operates a limestone grinding plant that provides product for the animal feed industry and paint, plastic and joint compound industries.

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

     Our Markets.   Construction activity and general economic
conditions in our principal markets significantly affects our results.
  We continue to focus our operations and expansion on growth markets. The following breakdown shows our sales by market:

		Market			2006 % of Sales    2005 % of Sales

            Florida                        65.6            65.2
            Mid-Atlantic                   25.7            26.6
            Georgia                         7.2             7.1
            North Carolina                   .4              .5
            Tennessee                        .5              .6
            Illinois                         .5               -
            Kentucky                         .2               -

     Construction Activity.    Our Florida markets have enjoyed strong
levels of residential construction activity in recent years. Residential construction activity has been fueled by many factors, including migration into Florida and mortgage rates near historic lows.
 We expect this trend to continue in Florida over the long term due to
projected population growth.   Residential construction has declined
starting in our markets in late fiscal 2006 and continuing into fiscal
2007.   It is not possible to predict how long this decline in
residential construction will continue. Construction activity in our markets is affected by a number of factors, including population growth, economic conditions, interest rates and other factors.

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

     The cement shortage eased in 2005, although many states in our
markets experienced somewhat tight supply conditions.   Cement plants
primarily serving our markets are operating at or near full capacity.
 We began construction of an expansion of our Newberry plant. Some of our competitors also either are expanding capacity or building new
plants.   Demand for cement products also weakened in late fiscal 2006 as a result of the slowdown in residential construction. Nevertheless, we expect long-term demand to continue to be strong in our principal markets.

     Additional Factors Influencing Operations.  Our operations are
influenced by a number of other external and internal factors.   Other
external factors include weather, competition, interest rates, fuel costs, transportation costs, driver availability, labor costs and
inflation.   Other internal factors include sales mix, plant location,
quality and quantities of aggregates reserves, capacity utilization and other operating factors.

     In late fiscal 2004 four hurricanes and a tropical storm affected
the southeastern United States.   These storms reduced the demand for
cement and brought supply and demand for cement in balance.   These
storms caused a temporary disruption in our business during the first
quarter of fiscal 2005.   In addition, rail operations were interrupted
resulting in restricted delivery of aggregates products to our
distribution terminals.   This interruption in rail service continued
throughout much of fiscal 2005.   During the first quarter of fiscal
2006, rail transportation was once again curtailed due to a hurricane.

     In October 2005 a hurricane affected southern Florida and caused a
disruption of business during the first quarter of fiscal 2006.   After
the storm, the focus in that area was on restoring conditions rather
than commencing new construction.   Rail operations were interrupted,
resulting in restricted delivery of product to our terminals.   This
interruption caused a shortage of aggregate production in some parts of Florida which affected business in areas not affected by the hurricane during the first quarter of fiscal 2006.

     Financial results will be affected by planned maintenance at the cement plant since these costs, which can be significant, are expensed when incurred. The Company expensed planned maintenance of $4,100,000 in fiscal 2006, as compared to $2,800,000 in fiscal 2005. The plant was shut down for nineteen days in fiscal 2006 and fifteen days in fiscal 2005 for planned maintenance. Planned maintenance is scheduled for the first quarter of fiscal 2007 at an estimated cost of $2,800,000 as compared to $2,500,000 for the first quarter of fiscal 2006.
During the fourth quarter of fiscal 2005, the plant had an unplanned
outage that extended for 20 days at a cost of $1,600,000.   The outage
also resulted in lower sales volumes for the fourth quarter of fiscal
2005.

     Our capital expenditure program for fiscal 2007 has a budget of $345 million. Of this amount, approximately $67 million is for replacements and approximately $183 million is for new land and plants.
 Historically, the capital expenditures for replacements have been slightly lower than the 2007 budget.

     This compares to capital expenditures in 2006 of $158.9 million
excluding acquisitions.   The increase in the capital expenditure
program for 2007 relates to adding a second line at our cement plant in Newberry, Florida and building new aggregates and concrete plants.

     Our insurance program consists of the Company self-insuring a portion of the claims and paying premiums for coverage in excess of
this self-insurance retention.   The self-insurance retention level is
determined by comparing the premium for the coverage versus the potential exposure. For the automobile insurance programs, self-
insurance retention is $3,000,000 per occurrence.   For workers
compensation and general liability insurance programs, the self-insurance retention is $1,000,000 per occurrence with an aggregate of $2,000,000 for general liability.

    Operating Review. Fiscal 2006 sales increased 18.6% to $1,367,789,000 from $1,153,452,000 for fiscal 2005 due to increased
revenues in all three business segments.   These increases were
attributable to both increased volumes and sales prices of construction aggregates at producing locations, ready-mix concrete, concrete block
and building materials, and cement.   Although sales increased 18.6%
for the year, sales in the fourth quarter only increased 2.4% as compared to the fourth quarter of last year and decreased 6.8% as
compared to the third quarter of fiscal 2006.   During the fourth
quarter volumes decreased while the average price increased as compared to both the fourth quarter of last year and the third quarter of this year.

     In our aggregates segment for the year, volumes at our producing locations were up 7.0% over 2005 volumes primarily from acquisitions at the end of last fiscal year or early this fiscal year, increased volumes from our quarry on the Ohio River in Illinois acquired at the beginning of last fiscal year and from our Georgia and Florida operations. These volume increases were offset by decreases in volumes at our distribution terminals of 4.8% and lower volumes in our Virginia and Maryland markets. Volumes at our producing locations in the fourth quarter declined slightly as compared to the same quarter last year and decreased 7.0% when compared to the third quarter of this year.
Volumes at our distribution terminals declined 9.0% as compared to the fourth quarter last year and 6.7% when compared to the third quarter of this year. Sales prices were higher in the fourth quarter of this year as compared to both the same quarter last year and the third quarter of this year.

     In our concrete segment for the year, volumes of ready-mix concrete were up 3.2%, while our block volumes were down 1.9% compared to 2005. Sales prices for ready-mix were up 16.9% and for block were up
19.1%.   For the fourth quarter of fiscal 2006 ready-mix volumes were down 13.8% as compared to the fourth quarter of last year and 12.8% as compared to the third quarter of fiscal 2006. The average selling price in the fourth quarter increased 16.4% as compared to the fourth quarter last year and 4.9% as compared to the third quarter of this
year.   Block volumes in the fourth quarter of this year declined 22.4%
as compared to the fourth quarter last year and 21.6% as compared to
the third quarter of last year.   The average block selling price
increased 13.9% as compared to the fourth quarter last year and 2.8% as compared to the third quarter.

      In our cement operations for the year volumes decreased 2.1% due to lower volumes at our grinding facilities partially offset by
increased volumes at the Newberry cement plant.   During the fourth
quarter of last year, the Newberry cement plant had an unscheduled maintenance shutdown of 20 days due to a mechanical failure which reduced the volumes during the quarter. Cement volumes for the fourth quarter of this year declined 13.5% as compared to the fourth quarter last year and 14.0% as compared to the third quarter of this year.
This was due to decreased volumes at our grinding facilities.   Volumes
at the Newberry cement plant increased 2.7% as compared to the fourth quarter last year and remained stable as compared to the third quarter this year.

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

     Gross profit for fiscal 2006 increased 26.9% and gross margin
increased to 32.6% of sales as compared to 30.5% for 2005.    These
increases were due to all three business segments gross profit and
gross margin improvements.   Gross profit for the fourth quarter
increased 8.7% as compared to the fourth quarter of last year and gross margin for this year was 33.0% as compared to 31.1% last year. Construction aggregates improvements were primarily due to higher sales
prices and increased volumes.   Gross profit last year benefited from
an insurance settlement of $2,116,000 which recovered costs previously
expensed.   Gross profit increased for aggregates as compared to the
fourth quarter last year and the third quarter of this year were
primarily as a result of higher average selling prices.   The cement
and calcium group improvement for the year, and the fourth quarter of this year as compared to the fourth quarter of last year was due to price increases partially offset by the reduced volumes. Cement and calcium gross profit decreased for the fourth quarter as compared to the third quarter of this year as a result of volume decreases only
partially offset by price increases.   The third quarter of fiscal 2006
benefited from the collection of insurance proceeds of $1,075,000 related to an equipment failure in fiscal 2005. Our concrete products segment for the year improved due to increased sales prices and ready-
mix volumes.   Gross profit for the concrete products segment for the
fourth quarter decreased 17.3% as compared to the fourth quarter of last year and 11.9% as compared to the third quarter of this year. These declines were due to the reduction in sales volumes and increased costs partially offset by increased average selling prices. All three segments gross profit and margins were adversely affected by dramatic increases in fuel and energy costs and construction aggregates and concrete products were adversely affected by repairs and maintenance. The cement and concrete products segments were adversely affected by
increased raw material prices.   Gross profit last year also benefited
from an insurance settlement of $2,116,000 which recovered costs
previously expensed.   Fuel costs were $14,464,000 higher this year as
compared to last year.   Repair costs increased $5,453,000 this year.
Higher depreciation expense of approximately $7,425,000 also depressed profit and margin.

     Gross profit for 2005 increased 37.6% and gross margin increased
to 30.5% of sales as compared to 26.9% for 2004.    These increases
were due to all three business segments gross profit and gross margin improvements with the most significant improvement in the concrete products segment. Construction aggregates improvements were primarily due to higher sales prices and increased volumes. The construction aggregates segment gross profit included a credit of $2,116,000 from an
insurance settlement which recovered costs previously expensed.   The
cement and calcium group improvement was due to increased prices and
volumes in the grinding operations.   Our concrete products segment
improved gross profit and margin due to increased sales prices and
volumes.   All three segments gross profit and margins were adversely affected by dramatic increases in fuel and energy costs and repairs and maintenance: The cement and concrete products segment were adversely
affected by price increases of raw material purchases.   Fuel costs
were $17,061,000 higher in 2005 as compared to the previous year.
Repair costs increased $9,620,000 in 2005.   Higher depreciation
expense of approximately $2,674,000 also depressed profit and margin.
 Additionally, the change in LIFO was $2,804,000 in 2005 compared to $1,714,000 in 2004.

     Selling, general and administrative (SGA) expenses on a
consolidated basis increased 20.0% in 2006.   SGA as a percentage of
sales were 9.5% for fiscal 2006 as compared to 9.4% for fiscal 2005. The dollar increase is due to profit sharing and management incentive compensation, which are both linked to earnings before income taxes and real estate gains, stock option expense related to the adoption of FAS
123R which increased cost by $5,192,000 and legal services.   All three
business segments had an increase in SGA expense primarily due to profit sharing, management incentive and stock option expenses.
Without these increased expenses, SGA expenses for each of the business
segments would have increased slightly.   For corporate overhead, SGA
expenses increased as a result of higher profit sharing, management
incentive, stock option expense and professional fees.   Last year SGA
expenses benefited $556,000 from reimbursement of legal fees in connection with the insurance settlement discussed above and $596,000 from life insurance proceeds.

     SGA expenses on a consolidated basis increased 17.0% in 2005. SGA expenses were 9.4% for fiscal 2005 as compared to 9.7% for fiscal 2004.

SGA expenses were higher as a result of increased profit sharing and management incentive programs (which are linked to profitability before real estate gains), new site permitting costs and higher costs due to depreciation expense. SGA expenses benefited $556,000 from a reimbursement of legal fees in connection with the insurance settlement discussed above and $596,000 from life insurance proceeds under the Management Security Plan.

    Consolidated operating profit increased to $319,475,000 in 2006 as
compared to $249,473,000 for the same period last year.   Last year
included the gain on the sale of a former quarry and other real estate
which resulted in a gain of $6,367,000.   Gains on the sale of real
estate this year were $3,569,000.    Operating profit for the fourth
quarter this year was $77,054,000 as compared to $69,808,000 for the fourth quarter last year and $90,296,000 for the third quarter of this
year.   The increase in operating profit as compared to the same
quarter last year was due to increased operating profit in the construction aggregates and cement and calcium products segment partially offset by a decrease in operating profit in the concrete
products segment.   As compared to the third quarter of this year, the
decrease was the result of lower operating profit in the cement and calcium products and concrete products segments partially offset by higher operating profit in the construction aggregates segment. Operating profit for the year for the Aggregates group increased to
$117,215,000 from $94,552,000 last year.   This was due to a 7.0%
increase in volume and price increases slightly offset by higher SGA expense and further reduced by higher fuel and repair costs. Fiscal 2006 included real estate gains of $1,685,000 as compared to $6,194,000
last year.   For the fourth quarter this year, operating profit was
$35,459,000 as compared to $23,608,000 for the fourth quarter last year
and $31,704,000 for the third quarter of this year.   For the concrete
products segment, operating profit increased to $148,149,000 from
$118,161,000 last year.    This was due to 3.2% increase in ready-mix
volumes, price increases and additional real estate gains of
$1,711,000.   These increases were slightly offset by increased fuel
and SGA expenses.   For the fourth quarter this year, operating profit
was $28,543,000 as compared to $37,109,000 for the fourth quarter last
year and $42,953,000 for the third quarter this year.   These decreases
were primarily due to the lower volumes discussed above.   For the
cement and calcium segment, operating profit increased to $83,600,000
from $57,336,000 last year.   This increase is due to higher prices,
partially offset by increased SGA expenses.   For the fourth quarter
this year, operating profit was $19,455,000 as compared to $11,941,000 for the same quarter last year and $23,787,000 for the third quarter of
this year.   The decrease from the third quarter is due primarily to
lower sales volumes.

    Interest expense for 2006 decreased to $259,000 from $1,555,000 in 2005 as a result of reduced debt outstanding on revolving credit agreements and capitalization of interest of $898,000 this year. Interest expense for 2005 decreased to $1,555,000 from $2,126,000 in 2004 as a result of lower debt outstanding on revolving credit agreements.

    Interest income for 2006 was $3,161,000 as compared to $1,260,000
last year.   Last year's interest income included $604,000 of interest
income on the insurance settlement discussed above.   The increase is
the result of having more excess cash available during fiscal 2006 for
investment in short-term investments.   During fiscal 2006, the Company
had very little usage of its revolving credit facilities.    The
Company ended the year with approximately $93 million of excess cash.


    Interest income for 2005 was $1,260,000 as compared to $786,000 the previous year. Included in interest income in 2005 is $604,000 of interest income on the insurance settlement discussed above.
Excluding this interest income, other interest income declined due to having less average excess cash available for short-term investment.
The Company ended the year with approximately $69 million of cash.   As
a result, interest income during fiscal 2006 will be greater than 2005 until the cash is invested in capital expenditures or acquisitions.

    Other income increased $1,253,000 from last year primarily from
gains on sale of real estate and other assets.   Other income includes
a gain from an exchange of real estate which resulted from a lawsuit settlement of $2,838,000 for 2006 and $3,747,000 for 2005. Also
included in other income is a gain of $1,442,000 from the sale of a 15%
interest in an affiliate.   Included in other income is our 50% equity
in the operating results of our joint ventures. During fiscal 2006 this equity in earnings of joint ventures was $810,000 as compared to $512,000 last year.

    Income tax expense increased to $118,675,000 in 2006 as compared to
$97,979,000 last year.   This is due to higher income before taxes and
a decrease in the effective tax rate to 36.0% versus 37.4% last year.
 The decrease in effective income tax rate is due to the 3% manufacture credit in fiscal 2006 and an increase in excess percentage depletion as a result of increased revenues.

    Income tax expense in 2005 increased to $97,979,000 as compared to $64,283,000 the previous year. This is due to higher income before taxes and an increase in the effective tax rate to 37.4% versus 36.1%
and an adjustment to deferred taxes in the amount of $2,450,000.   This
resulted in income tax expense of 38.3% of pre-tax income. The adjustment to deferred taxes resulted from a review of the Company's percentage depletion calculation to ensure that the calculation complied with tax law and generally accepted accounting principles.
In that review, the Company determined that deferred taxes of $2,450,000 should have been recorded in prior periods for the difference between the book and tax basis of its mineral reserves.
The effect on any prior period was not material.   The increase in the
effective income tax rate was due to increased contribution to earnings from the cement and calcium and concrete products business segments not subject to percentage depletion, a reduction in percentage depletion, and the correction of the Company's method of recording tax depletion in 2005.

    Net earnings for fiscal 2006 were $211,409,000 as compared to
$157,653,000 last year.   Included in net earnings for this year is the
gain on the sale of real estate of $3,569,000 pre-tax ($2,266,000 after tax), and a gain of $2,838,000 pre-tax (1,802,000 after tax) from the
exchange of real estate.   Included in fiscal 2005 was the gain on the
sale of real estate of $6,367,000 ($3,998,000 after tax) and a gain of $3,747,000 pretax from the exchange of real estate (2,346,000 after tax).

     Liquidity and Capital Resources. The following key financial measurements reflect the Company's financial position and capital resources at September 30 (dollars in thousands):

                                     2006        2005       2004

Cash and cash equivalents        $  93,353      68,921     45,891
Total debt                       $  19,702      19,934     44,048
Current ratio                     2.0 to 1    1.8 to 1   1.2 to 1
Debt as a percent of
  capital employed                     1.9%        2.3%       6.0%
Unused revolving credit          $ 250,000     250,000    250,000
Unused short-term lines          $  35,000      35,000     65,000

   In 2006, cash provided by operations of $291,719,000, sales of assets of $9,384,000 and proceeds from the exercise of stock options of $3,949,000 were used to purchase $158,929,000 of property, plant and equipment, for business acquisitions of $44,030,000 to repurchase stock of $19,898,000 and to pay dividends of $49,197,000.

    In 2005, cash provided by operations of $224,928,000, sales of assets of $35,560,000 and proceeds from the exercise of stock options of $4,459,000 were used to purchase $125,546,000 of property, plant and equipment, to repay debt of $25,723,000 for business acquisitions of $14,342,000 and to pay dividends of $79,233,000.

Operating Activities:
    During fiscal 2006, cash flow provided by operations was
$291,719,000.   The major reason for the increase from 2005 was
increased earnings, an increase in depreciation and amortization, an increase in accounts payables and accrued expenses partially offset by an increase in inventory and an increase in accounts receivable.

    During fiscal 2005, cash flow provided by operations was
$224,928,000.   The major reason for the increase from 2004 was
increased earnings, an increase in deferred taxes and an increase in accounts payable and accrued liabilities partially offset by an
increase in accounts receivable and inventory.   The primary reasons
for the increase in accounts receivable, inventory and accounts payable is the effect that the four hurricanes and one tropical storm in 2004
had on operations.   Sales for the month of September 2004 were
extremely low resulting in a low accounts receivable balance at
September 30, 2004.   Our inventory levels were also low due to reduced
production during September 2004.   During September 2005 our sales
were 49% higher than in September 2004 while receivables are 37% higher.

Investing Activities:
     Cash flow used for investing activities was $205,946,000 for fiscal 2006. This resulted from purchases of property, plant and equipment of $158,929,000; and $44,030,000 used for business acquisitions, partially offset by proceeds from sales of property, plant and equipment and other assets of $9,384,000.

     Cash flow used in investing activities was $101,483,000 for fiscal 2005. This resulted from purchases of property, plant and equipment of $125,546,000 and $14,342,000 used for business acquisitions partially by proceeds from sales of property, plant and equipment and other assets of $35,560,000.

Financing Activities:
     Cash flow used for financing activities was $61,341,000 in fiscal 2006. During the year, dividends of $49,197,000 were paid and $19,898,000 of common stock was repurchased.

     The Company expects its 2007 expenditures for property, plant and equipment to be approximately $345,000,000 and depreciation, depletion and amortization to be approximately $85,000,000.

     The Company's normal capital expenditures are by and large discretionary and not contractual commitments until the actual orders are placed. However, over time it is desirable and necessary to replace equipment due to wear and tear and to make capital expenditures to improve efficiencies and expand capacity where warranted. New plants and land acquisitions account for approximately $270,000,000 of
this expenditure program.   At September 30, 2006, the Company had
placed orders and was committed to purchase equipment costing approximately $66,746,000.

     In August 2006, the Board of Directors authorized management to repurchase up to $200,000,000 of common stock from time to time as opportunities may arise and the Company has repurchased $19,898,000 under this authorization.

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

Capital Resources:
     Working capital for fiscal 2006 increased to $153,925,000 from
$121,545,000 for fiscal 2005.   The increase was due to increased cash
from operations.

     Working capital for fiscal 2005 increased to $121,545,000 from
$39,435,000 for fiscal 2004.   The increase was due to increased cash
from operations.

     Based on current expectations, management believes that its internally generated cash flow and access to existing credit facilities are sufficient to meet the liquidity requirements necessary to fund operations, capital requirements, debt service and future dividend payments. At September 30, 2006, there was available $250,000,000 under a long-term revolver and $35,000,000 available under overnight
lines of credit.   In addition, there is approximately $30,000,000 that
could be re-borrowed under insurance policies. It may be necessary to obtain additional levels of financing in the event opportunities arise for the Company to make a large strategic acquisition.

         The following table summarizes the Company's contractual
obligations, maturities and commitments.   See Notes 7 and 12 of the
Notes to Consolidated Financial Statements for additional information regarding long-term debt and operating leases.













                          Less Than    1-3     3-5    More Than
                           1 Year     Years    Years   5 Years  Total

Long-term debt including
interest                  $ 3,786     2,526     599   14,211   21,122

Operating leases            1,599     2,741   2,007    3,575    9,922

Purchase obligations       72,435     5,295   3,500    5,600   86,830

Other long-term liabilities 6,772    13,297   9,887   35,020   64,976

    Total                 $84,592    23,859  15,993   58,406  182,850

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

      Critical Accounting Estimates.	The Consolidated Financial
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

	The following is a discussion of the accounting policies
considered to be most critical to the Company.   These accounting
policies are both most important to the portrayal of the financial condition and results, and require management's most difficult, subjective or complex judgments often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has discussed each of these critical accounting policies with the Audit Committee, and the Audit Committee has reviewed this disclosure regarding Critical Accounting Estimates.

	Self-insurance reserves.   It is our policy to self insure for
certain insurable risks consisting primarily of physical loss to property, business interruptions, workers' compensation, comprehensive
general liability, product liability and auto liability.   Insurance
coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract.
Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured
program is recorded and adjusted monthly.   The actuarial estimates are
subject to uncertainty from various sources, including changes in claim reporting patterns, claims settlement patterns, judicial decisions,
legislation, and economic conditions.    Although the Company believes
that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company's self-insurance obligations and future expense.

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

	Asset Retirement Obligation.	SFAS No. 143 and FIN 47 require
that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable
estimate of fair value can be made.   The fair value of the liability
is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset.
The liability is accreted at the end of each reporting period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a
gain or loss on settlement.   For concrete and terminal locations,
asset retirement obligations are recorded for lease-stipulated requirements, as well as closure obligations related to storage tanks.
  For the cement and calcium segment, asset retirement obligations have been provided for obligations to reclaim mining sites, asbestos removal, and closure obligations related to storage tanks. For the aggregates segment, an asset retirement obligation was provided where the Company has a legal obligation to reclaim the mining site and closure obligations related to storage tanks.

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

      Employee Benefits.   Under the provisions of SFAS No.87,
"Employer's Accounting for Pensions" and SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement of the obligations under employee benefits plans are
subject to a number of assumptions.   These include the rate of return
on plan assets, health care cost trend rates and the rate at which the future obligations are discounted to the value of the liability. (See
Note 11 to the consolidated financial statements).

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

	On October 4, 2006, the Company entered into a 50-50 joint venture with Patriot to develop property near Brooksville, Florida.
We contributed approximately 553 acres of land and Patriot contributed approximately 3,433 acres of land which the Company leases from Patriot
under a long-term mining lease.   Florida Rock Industries' management
believes that Florida Rock Industries and Patriot may realize greater value from the Brooksville property through development rather than
continued mining.   Florida Rock Industries will continue to conduct
mining operations on a portion of the property.   In connection with
the Joint Venture, the independent directors of the Company also approved certain extensions of lease agreements with FRP on the Company's corporate headquarters in Jacksonville, Florida, the Astatula
and Marion Sand mining properties, also in Florida.   The Company and
Patriot also agreed that a 2,500 acre tract of the Grandin mine property, in Florida, due to be released will remain subject to the lease and available for future mining.

      New Accounting Pronouncements. In March 2005, the Emerging
Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6"), EITF 04-6 is effective for the Company beginning October 1, 2006 and requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred. The Company currently accounts for stripping costs consistent with the method prescribed by EITF 04-6, and as such, it is not expected that it will have an effect on the Company's consolidated financial statements.

  In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations, Interpretation of FASB Statement No. 143," related to the ability to reasonably estimate the fair value of
an asset retirement obligation.   This interpretation was effective for
the Company, for the year ended September 30, 2006 and did not have a material effect on the Company's consolidated financial statements.

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an
amendment of ARB No. 43, Chapter 4."   The amendments made by SFAS 151
clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges and requires that the allocation of fixed production overhead to inventory be based on the normal capacity of the production
facilities.   This Statement was effective for the Company beginning
October 1, 2005 and has not had a material impact on the consolidated financial statements.

  In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," which eliminates the fair value measurement exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have
commercial substance.   This Statement was effective for the Company
beginning October 1, 2005 and has not had a material impact on the consolidated financial statements.

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

  In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for the Company beginning October 1, 2007 and it is not expected to have a material effect on the Company's consolidated financial statements.

  In June 2006, the FASB ratified EITF No. 06-3, "Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions." EITF 06-3 requires disclosure of a company's accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenue and costs), EITF 06-3 also requires disclosure of the amount of taxes included in the financial statements. EITF 06-3 is effective for the Company beginning January 1, 2007 and is not expected to have a material effect on the Company's consolidated financial statements.

  In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for the Company beginning October 1, 2007 and, as the Company does not currently use the prohibited method, is not expected to have a material impact on the Company's consolidated financial statements.

  In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements," which requires registrants to consider the effect of all carryover and reversing effects or prior year misstatements when quantifying errors in current year financial statements. The cumulative effect of initial application is to be reported in the carrying amount of assets and liabilities as of the beginning of that fiscal year, and the offset is to be made to the opening balance of retained earnings for that year. The provisions of SAB 108 are effective for the Company's fiscal year ending September 30, 2007. The Company is in the process of evaluating the requirements of SAB 108 and has not yet determined the impact, if any, on its consolidated financial statements.

  In September 2006, the FASB ratified EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." This issue requires that the determination of the amount that could be realized under an insurance contract (1) consider any additional amounts (beyond cash surrender value) included in the contractual terms of the policy and (2) be based on assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. When it is probable that contractual restrictions would limit the amount that could be realized, such contractual limitations should be considered and any amounts recoverable at the insurance company's discretion should be excluded from the amount that could be realized. EITF 06-5 is effective for the company beginning October 1, 2007 and the Company is in the process of evaluating its impact, if any, on the consolidated financial statements.

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company beginning October 1, 2008 and the Company is evaluating the impact, if any, of this Statement on its consolidated financial statements.

  In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement requires the Company to recognize the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires the measurement of defined benefit plan assets and obligations as of the date of the Company's fiscal year end. SFAS 158 is effective for the Company as of September 30, 2007, with the exception of the measurement date provisions, which are effective for the Company's fiscal year ending September 30, 2009. The Company is evaluating the impact, if any, of this Statement on its consolidated financial statements.

     Outlook.   Residential construction in our markets continues to
show significant weakness, with non-residential showing a slight dip in the most recent quarter and highway opportunities still better year over year.

     During the fourth quarter of fiscal 2006, the level of construction activity in the residential sector decreased resulting in a reduction in volumes in our concrete products and cement segments. The volumes in these segments in fiscal 2007 have continued to be
depressed from fiscal 2006 levels.   In addition, recently prices for
our products have stabilized.   During fiscal 2007, the Company may not
be able to continue the price increases that were obtained in the last few years.

     For further discussion of the issues surrounding the Miami quarry, refer to Note 16 to the Consolidated Financial Statements.

     For our cement grinding and import facilities, our purchases are under a three year contract that expires at the end of 2006.
Currently the purchases are at prices below the current spot prices for
the product.   The prices paid upon the expiration of the contract will
depend on market prices at that time for the product and shipping rates. It is currently estimated that the prices paid could increase $12-15 million in fiscal 2007.

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




Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

                         First            Second            Third          Fourth
                     2006     2005     2006    2005    2006    2005     2006    2005

Total sales,      $ 306,252 250,928  364,087 260,565 360,993 313,499 336,457 328,460
 including freight
Gross profit      $  89,325  69,539  124,073  77,521 121,405 102,116 110,900 102,066

Operating
 profit           $  61,749  46,947   90,376  55,828  90,296  76,890  77,054  69,808

Income before
 income taxes     $  66,165  47,530   91,034  55,516  91,871  77,779  81,014  74,807

Net income        $  42,015  30,087   57,810  35,140  58,317  45,878  53,267  46,548

Per common share:
    Basic EPS     $     .64     .46      .88     .54     .89     .70     .81     .71

    Diluted EPS   $     .63     .45      .86     .53     .87     .69     .80     .69

    Cash dividend $    .150    .133     .150    .133    .150    .150    .150    .150
    Market price:
        High      $   67.98   39.90    60.50   43.80   66.10   49.21   50.31   64.62
        Low       $   45.30   30.53    48.65   36.17   43.61   36.00   35.71   48.16














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

Florida Rock's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based
on this assessment, management believes that, as of September 30, 2006, the Company's internal control over financial reporting is effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of September 30, 2006.




Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Florida Rock Industries, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Florida Rock Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness
and internal control over financial reporting.   Our responsibility is to
express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Florida Rock maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).   Also, in our opinion,
Florida Rock maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Commitment of Sponsoring Organizations of the Treadway Commission (COSO).












We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended, and our report dated December 6, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Jacksonville, Florida
Certified Public Accountants
December 6, 2006
























































Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Florida Rock Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Florida Rock Industries, Inc. and subsidiaries (the "Company") as of September 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Rock Industries, Inc. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of computing share-based compensation as of October 1, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP


Jacksonville, Florida
Certified Public Accountants
December 6, 2006


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Florida Rock Industries, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of Florida Rock Industries, Inc. and
subsidiaries (the "Company") for the year September 30, 2004.    These
financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
December 1, 2004 (December 14, 2005 as to the effects of the stock split described in Note 1)



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Income Years ended September 30

(Dollars and shares in thousands except per share amounts)

                                                    2006     2005      2004

Net sales                                      $1,328,271 1,126,608  926,609
  Freight revenues                                 39,518    26,844   21,910
    Total sales                                 1,367,789 1,153,452  948,519

Cost of sales                                     882,341   775,247  671,506
Freight expense                                    39,745    26,963   21,811
    Total cost of sales                           922,086   802,210  693,317

Gross profit                                      445,703   351,242  255,202
Selling, general and administrative expenses      129,797   108,136   92,441
Gain on sales of real estate                       (3,569)   (6,367) (13,167)

Operating profit                                  319,475   249,473  175,928
Interest expense                                     (259)   (1,555)  (2,126)
Interest income                                     3,161     1,260      786
Other income, net                                   7,707     6,454    3,365
Income before income taxes                        330,084   255,632  177,953
Provision for income taxes                        118,675    97,979   64,283

  Net income                                    $ 211,409   157,653  113,670

Earnings per common share:
   Basic                                        $    3.22      2.41     1.75
   Diluted                                      $    3.16      2.36     1.72

Weighted average number of shares used in
computing earnings per common shares:
   Basic                                            65,621   65,306   64,810
   Diluted                                          66,829   66,764   66,133

See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Balance Sheets September 30
(Dollars in thousands)
                                                     2006            2005
Assets
Current assets:
  Cash and cash equivalents                     $   93,353          68,921
  Accounts receivable, less allowance for
   doubtful accounts of $2,530($2,301 in 2005)     150,088         146,501
  Inventories                                       53,015          43,682
  Deferred income taxes                              3,696           3,605
  Prepaid expenses and other                         5,039           4,116

          Total current assets                     305,191         266,825
Other assets                                        64,305          54,684
Goodwill                                           176,752         152,982
Property, plant and equipment, at cost:
  Depletable land                                  157,536         149,862
  Other land                                        81,839          77,811
  Plant and equipment                              966,363         885,855
  Construction in process                           81,976          20,977
                                                 1,287,714       1,134,505
  Less accumulated depreciation, depletion
          and amortization                         597,702         556,005
          Net property, plant and equipment        690,012         578,500
                                                $1,236,260      $1,052,991
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                              $   82,327          73,128
  Dividends payable                                      -           9,832
  Federal and state income taxes                         -             433
  Accrued payroll and benefits                      50,670          42,084
  Accrued insurance reserves, current portion        3,196           5,303
  Accrued liabilities, other                        11,794          13,003
  Long-term debt due within one year                 3,279           1,497
          Total current liabilities                151,266         145,280

Long-term debt                                      16,423          18,437
Deferred income taxes                               92,449          87,789
Accrued employee benefits                           22,329          24,659
Long-term accrued insurance reserves                19,423          14,103
Other accrued liabilities                           18,474          14,790
          Total liabilities                        320,364         305,058

Commitments and contingent liabilities
  (Notes 2, 4, 7, 11, 12, 16 and 17)
Shareholders' equity:
  Preferred stock, no par value;
       10,000,000 shares authorized, none issued         -               -
  Common stock, $.10 par value;
      100,000,000 shares authorized,65,809,776
       shares issued (65,547,811 shares in 2005)     6,581           6,555
  Capital in excess of par value                    46,171          33,897
  Retained earnings                                884,763         712,719
  Less cost of treasury stock; 478,390 shares	   (18,421)              -
  Accumulated other comprehensive loss, net of tax  (3,198)         (5,238)
         Total shareholders' equity                915,896         747,933
                                                $1,236,260       1,052,991

See accompanying notes.




Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows Years ended September 30
(Dollars in thousands)
                                                     2006     2005      2004
Cash flows from operating activities:
  Net income                                      $ 211,409  157,653  113,670
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation, depletion and amortization        74,687   64,558   63,628
     Deferred income tax provision                    3,288   13,747   10,350
     Provision for doubtful accounts                    273      258      777
     Gain on disposition of property, plant and
       equipment and other assets                    (8,595) (12,744) (16,181)
     Dividends from affiliates                          338      984    1,202
     Income tax benefit from exercise of stock
      options                                            -     7,145    3,269
     Stock option expense                             5,192	       -        -
     Net changes in operating assets and
       liabilities, net of businesses acquired:
       Accounts receivable                           (1,930) (39,759)  (1,244)
       Inventories                                   (9,008)  (6,776)   1,980
       Prepaid expenses and other                      (982)     837      504
       Accounts payable and accrued liabilities      19,127   39,486   19,960
     Other, net                                      (2,080)    (461)  (1,052)
Net cash provided by operating activities           291,719  224,928  196,863

Cash flows from investing activities:
  Purchase of property, plant and equipment        (158,929)(125,546)(104,552)
  Proceeds from the sale of property, plant and
    equipment and other assets                        9,384   35,560   27,461
  Additions to other assets                         (12,712)  (4,846) (10,970)
  Business acquisitions, net of cash acquired       (44,030) (14,342)       -
  Long-term cash released from escrow                     -    2,915        -
  Collection of notes receivable and advance to
    affiliates                                          341        -       39
  Proceeds from life insurance                            -    4,776        -
  Net cash used in investing activities            (205,946)(101,483) (88,022)

Cash flows from financing activities:
  Repayment of long-term debt                          (232) (25,723) (75,433)
  Exercise of employee stock options                  3,949    4,549    3,116
  Excess tax benefits from exercise of stock
    options                                           4,037        -        -
  Repurchase of Company common stock                (19,898)      (8)      (5)
  Payment of dividends                              (49,197) (79,233) (28,763)
Net cash used in financing activities               (61,341)(100,415)(101,085)

Net increase in cash and cash equivalents            24,432   23,030    7,756

Cash and cash equivalents at beginning of year       68,921   45,891   38,135
Cash and cash equivalents at end of year           $ 93,353   68,921   45,891

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest expense, net of amount capitalized   $    201    1,734    2,126
     Income taxes                                  $118,549   84,430   45,496
  Non-cash investing and financing activities:
     Additions to property, plant and equipment
       from exchanges                              $  4,010    4,652      104
     Additions to other assets from selling
       property, plant and equipment for a
       prepaid royalty agreement                   $      -        -    1,000
     Additions to property, plant and equipment
       financed by issuing debt                    $      -    1,276        -

See accompanying notes.



Florida Rock Industries, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income Years ended September 30

(Dollars in thousands except share and per share amounts)

                                                                                Accumu-
                                                                                lated
                                                                                Other
                                                                              	Copre-     Total
                                       	Capital in                              hensive    Share
                       Common Stock    	Excess of   Retained   Treasury Stock   Loss, net  Holder's
                    Shares     Amount  	Par Value   Earnings   Shares   Amount  of tax     Equity
Balances at October
 1, 2003           64,617,155 $6,462   $15,924      $552,036                              $574,422

Shares repurchased       (227)              (5)                                                 (5)
Shares issued            9,000     1       256                                                 257
Exercise of stock
 options               395,523    39     2,820                                               2,859
Tax benefits on stock
 options exercised                       3,269                                               3,269
Net income                                           113,670                               113,670
Cash dividends ($1.134
 per share)                                          (73,592)                              (73,592)
Balances at Sept.   __________  _____   ______                                  _______
 30, 2004           65,021,451  6,502   22,264       592,114       -        -      -       620,880


Shares repurchased        (173)             (8)                                                 (8)
Exercise of stock
 Options               526,533     53    4,496                                               4,549
Tax benefits on stock
 options exercised                       7,145                                               7,145
Net income                                           157,653                               157,653
Minimum pension
 liability net of
 $3,290 tax                                                                      (5,238)    (5,238)
Comprehensive income                                                                       152,415
Cash dividends ($.566
 per share)                                          (37,048)                              (37,048)
Balances at Sept.   __________  _____   ______                                   _______
 30, 2005           65,547,811  6,555   33,897       712,719        -       -    (5,238)   747,933


Shares repurchased 		                               (516,000) (19,898)          (19,898)
Shares issued							 37,610    1,477	     1,477
Exercise of stock
 Options               261,965     26    2,446                                               2,472
Tax benefits on stock
 options exercised                       4,636                                               4,636
Stock option expense                     5,192                                               5,192
Net income                                           211,409                               211,409
Minimum pension
 liability, net of
  $1,281 tax                                                                       2,040     2,040
Comprehensive income                                                                       213,449
Cash dividends ($.60
 per share)                                          (39,365)                              (39,365)
Balances at Sept.   __________  _____    ______      _______    ______   _______   _____   _______
 30, 2006           65,809,776 $6,581   $46,171     $884,763  (478,390) $(18,421)$(3,198) $915,896

See accompanying notes.


Florida Rock Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Accounting policies. CONSOLIDATION - The consolidated financial statements include the accounts of Florida Rock Industries, Inc. and its more than 50% owned subsidiaries and joint ventures (the "Company"). These statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant intercompany transactions have been eliminated in consolidation. Investments in joint ventures 50% or less owned are accounted for under the equity method of accounting.

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

  PROPERTY, PLANT AND EQUIPMENT - Provision for depreciation of plant and equipment is computed using the straight-line method based on the following estimated useful lives:

                                                      Years
	Buildings and improvements                       8-39
	Machinery and equipment:
	 Water towing equipment	                           18
	 Plants and related equipment                    8-20
	 Ancillary equipment                             3-25
	Automobiles and trucks	                         3-08
	Furniture and fixtures                           3-10

Depletion of sand and stone deposits is determined on the basis of units of
production in relation to estimated proven reserves.   Proven reserves are
estimated by our geologists based upon results of sampling and other scientific
methods and techniques.   Depletion was $1,306,000, $1,232,000 and $2,696,000
for the years ended September 30, 2006, 2005 and 2004, respectively. Units of production were 15,493,000, 17,554,000 and 22,415,000 for years ended September 30, 2006, 2005 and 2004, respectively. Total estimated proven reserves at September 30, 2006 were 747,000,000 tons for owned properties and 1,052,000,000 tons for leased properties.

The Company capitalized interest on construction activities of $898,000 and $78,000 for the years ended September 30, 2006 and 2005, respectively.

  REPAIRS AND MAINTENANCE - Repair and maintenance costs are expensed as
incurred.   Renewals and betterments that add to the utility or useful lives of
property, plant and equipment are capitalized.   Costs of planned major
maintenance activities at the cement plant are expensed in the period in which they are incurred. The Company expensed planned maintenance of $4,100,000 in fiscal 2006, as compared to $2,800,000 in fiscal 2005. Planned maintenance costs typically results in an overhaul to the wear parts of the major operating components. Since the cement manufacturing process is continuous, the coordination of the repair to multiple components is paramount. Items that would typically be inspected, repaired and/or replaced during an outage would include: chain and belt conveyers, idlers, rollers, mill journals, impact hammers, grinding table liners, separator blades, mill liners, bearings, fans, ductwork, airslides, grinding media, refractory, castable and shell replacement.

 Planned maintenance costs incurred are included in the cost of sales line item in the accompanying statements of income.

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

  STOCK OPTIONS - The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key employees. Prior to October 1, 2005, the Company accounted for stock options under the
intrinsic value method of APB Opinion No. 25.   Accordingly, no compensation
expense was recognized because the exercise price of the stock options was equal to the market price of the stock on the date of grant.

Effective October 1, 2005, the Company adopted SFAS No. 123R, "Share-Based Payment," which requires the Company to recognize compensation expense for the
fair value of stock-based compensation awards.   As permitted by FAS 123R, the
Company elected the modified prospective transition method, and as such, results from prior periods have not been restated. Under the modified prospective method, compensation expense associated with stock options recognized in fiscal 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123R; and 2) expense related to all stock option awards granted subsequent to October 1, 2005, based on the grant date fair value
estimated in accordance with the provisions of SFAS 123R.   (See Note 9 to the
consolidated financial statements)

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

  ASSET RETIREMENT OBLIGATIONS - The Company records an asset retirement obligation if a legal obligation exists for the retirement of an asset, the fair value of the liability is recorded and a corresponding amount added to the carrying value. The additional carrying value is amortized over the life of the asset. The liability is accreted at the end of each period through charges
to operating expenses.   If the obligation is settled for other than the
carrying amount of the liability, a gain or loss on settlement is recognized (see Note 2).

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

  USE OF ESTIMATES - The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

  COMPREHENSIVE INCOME - Comprehensive income consists of net income and, in 2006 and 2005 respectively, a $3,321,000 decrease and a $8,528,000 increase in the minimum pension liability, net of income taxes of $1,281,000 and $3,290,000, respectively. There are no differences in net income and comprehensive income for the year ended September 30, 2004.

  NEW ACCOUNTING PRONOUNCEMENTS - In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6"), EITF 04-6 is effective for the Company beginning October 1, 2006 and requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred.
  The Company currently accounts for stripping costs consistent with the method prescribed by EITF 04-6, and as such, it is not expected that it will have an effect on the Company's consolidated financial statements.

  In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations, Interpretation of FASB Statement No. 143, " related to the ability to reasonably estimate the fair value of an asset retirement obligation. This interpretation was effective for the Company, for the year ended September 30, 2006 and did not have a material effect on the Company's consolidated financial statements.

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an
amendment of ARB No. 43, Chapter 4."   The amendments made by SFAS 151 clarify
that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges and requires that the allocation of fixed production overhead to inventory be based on the
normal capacity of the production facilities.   This Statement was effective
for the Company beginning October 1, 2005 and has not had a material impact on the consolidated financial statements.

  In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," which eliminates the fair value measurement exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets
that do not have commercial substance.   This Statement was effective for the
Company beginning October 1, 2005 and has not had a material impact on the consolidated financial statements.

  In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error
Corrections."   This Statement replaces APB Opinion No. 20, "Accounting
Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by accounting pronouncement when
specific transition provisions are not provided.   Retrospective application to
all prior periods' financial statements is required in accounting principle, unless it is impracticable to determine the prior period specific or cumulative
effect of the change.   This Statement carries forward without change the
guidance from APB 20 regarding the correction of an error in previously issued financial statements and the reporting of a change in accounting estimate.
This statement is effective for the Company beginning October 1, 2006.

  In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for the Company beginning October 1, 2007 and it is not expected to have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB ratified EITF No. 06-3, "Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions." EITF 06-3 requires disclosure of a company's accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenue and costs), EITF 06-3 also requires disclosure of the amount of taxes included in the financial statements. The Company records taxes on a net
basis.   EITF 06-3 is effective for the Company beginning January 1, 2007 and it is not expected to have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for the Company beginning October 1, 2007 and, as the Company does not currently use the prohibited method, it is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements," which requires registrants to consider the effect of all carryover and reversing effects or prior year misstatements when quantifying errors in current year financial statements. The cumulative effective of initial application is to be reported in the carrying amount of assets and liabilities as of the beginning of that fiscal year, and the offsetting is to be made to the opening balance of retained earnings for that year. The provisions of SAB 108 are effective for the Company's fiscal year ending September 30, 2007. The Company is in the process of evaluating the requirements of SAB 108 and has net yet determined the impact, if any, on its consolidated financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." This issue requires that the determination of the amount that could be realized under an insurance contract
(1) consider any additional amounts (beyond cash surrender value) included in the contractual terms of the policy and (2) be based on assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. When it is probable that contractual restrictions would limit the amount that could be realized, such contractual limitations should be considered and any amounts recoverable at the insurance company's discretion should be excluded from the amount that could be realized. EITF 06-5 is effective for the company beginning October 1, 2007 and the Company is in the process of evaluating its impact, if any, on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company beginning October 1, 2008 and the Company is evaluating the impact, if any, of this Statement on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement requires the Company to recognize the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires the measurement of defined benefit plan assets and obligations as of the date of the Company's fiscal year end. SFAS 158 is effective for the Company as of September 30, 2007, with the exception of the measurement date provisions, which are effective for the Company's fiscal year ending September 30, 2009. The Company is evaluating the impact, if any, of this Statement on its consolidated financial statements.

2. Asset Retirement Obligation. Asset retirement obligations are recorded for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over
the life of the asset.   The liability is accreted at the end of each reporting
period through charges to operating expenses.   If the obligation is settled
for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

For concrete and terminal locations, asset retirement obligations are recorded for lease-stipulated requirements, as well as closure obligations related to
storage tanks.   For the cement and calcium segment, asset retirement
obligations have been provided for obligations to reclaim mining sites, asbestos removal, and closure obligations related to storage tanks. For the aggregates segment, an asset retirement obligation was provided where the Company has a legal obligation to reclaim the mining site and closure obligations related to storage tanks.

The current and long-term portions of the asset retirement obligation are recorded in accrued liabilities, other and other accrued liabilities, respectively in the accompanying consolidated balance sheets.

The analysis of the asset retirement obligation for years ended September 30 is as follows (in thousands):

                                             2006           2005
    Balance at beginning of period         $ 9,060       $ 9,033
    Additional liabilities                   2,148         1,736
    Cash flow revisions                      2,295             -
    Accretion of expenses                      489           404
    Payment of obligations                    (481)       (2,113)

       Balance at end of period            $13,511       $ 9,060

3. Acquisitions.   During the year ended September 30, 2006, the Company
acquired a small quarry and a small concrete operation for a combined cost of $44,030,000. Goodwill of $23,770,000 was recorded for the excess of the purchase price over the fair value of the acquired assets and assumed
liabilities.   The results of operations of these acquisitions are immaterial to the results of the Company.

4. Transactions with related parties. As of September 30, 2006, four of the Company's directors were also directors of Patriot Transportation Holding, Inc. ("Patriot"). Such directors own approximately 46% of the stock of Patriot and 26% of the stock of the Company. Accordingly, Patriot and the Company are considered related parties.

   Patriot, through its transportation subsidiaries, hauls diesel fuel, cement and other supplies for the Company. Charges for these services are based on
prevailing market prices.   Other wholly owned subsidiaries of Patriot lease
certain construction aggregates mining and other properties to the Company.
The Company paid rents, royalties and transportation charges to subsidiaries of Patriot totaling $8,686,000 in 2006, $6,728,000 in 2005 and $7,623,000 in 2004.

   The Company furnishes certain administrative and property services to
Patriot and its subsidiaries.   Income earned for these services was $207,000
in 2006, $174,000 in 2005 and $372,000 in 2004.

   At September 30, 2006 and 2005, the Company had net accounts payable to Patriot of $440,000 and, $288,000, respectively.

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

   On October 4, 2006, the Company entered into a 50-50 joint venture with
Patriot to develop property near Brooksville, Florida.    We contributed
approximately 553 acres of land and Patriot contributed approximately 3,433 acres of land which the Company leases from Patriot under a long-term mining
lease.   Florida Rock Industries' management believes that Florida Rock
Industries and Patriot may realize greater value from the Brooksville property
through development rather than continued mining.   Florida Rock Industries
will continue to conduct mining operations on a portion of the property.   In
connection with the Joint Venture, the independent directors of the Company also approved certain extensions of lease agreements with FRP on the Company's corporate headquarters in Jacksonville, Florida, the Astatula and Marion Sand
mining properties, also in Florida.   The Company and Patriot also agreed that
a 2,500 acre tract of the Grandin mine property, in Florida, due to be released will remain subject to the lease and available for future mining.

   5. Inventories. Inventories at September 30 consisted of the following (in thousands):
                                            2006            2005

Finished products                       $ 29,312          25,850
Raw materials                              9,232           6,923
Work in progress                           2,382             636
Parts and supplies                        12,089          10,273
                                        $ 53,015          43,682


   The excess of current cost over the LIFO stated values of inventories was $12,018,000 and $9,423,000 at September 30, 2006 and 2005, respectively.

   During fiscal 2006, 2005 and 2004, certain inventory quantities increased which combined with increased unit costs resulted in increases to the LIFO reserve. The effects increased costs of sales by $2,595,000, $2,804,000 and $1,714,000, respectively.


6. Other assets. Other assets at September 30 consisted of the following (in thousands):
                                           2006            2005
Cash surrender value of life
  insurance                             $ 30,723          28,906
Investment in and advances
  to joint ventures                       12,890          12,758
Real estate                                8,187           2,277
Other                                     12,505          10,743
                                        $ 64,305          54,684

   In late November 2006 the Company decided to review the long-term strategy of its joint ventures that operate and sell from a quarry in Canada. The Company's alternatives include, but are not limited to, continuing to operate the quarry, selling its investment, or closing the quarry. At the present time, it is not possible to determine the amount the Company will realize if it does not continue to operate the quarry. At September 30, 2006, the investment in and advances to these joint ventures were $11,224,000.

7. Lines of credit and debt. Long-term debt at September 30 is summarized as follows (in thousands):
                                           2006             2005
Unsecured notes:
    8%-10% notes                        $    275             447
Industrial development
  revenue bonds                           17,550          17,550
7% - 8.75% secured notes                   1,877           1,937
                                          19,702          19,934
Less portion due within
    one year                               3,279           1,497
                                        $ 16,423          18,437

   Of the industrial development revenue bonds at September 30, 2006, $3,550,000 is due between 2012 and 2021. The bonds provide for quarterly interest payments between 70.5% and 71.5% of the prime rate (8.25% at September 30, 2006). The bonds are subject to Purchase and Put Agreements with several banks whereby the bondholders may, at their option, sell the bonds to the
Company during the following fiscal years:   $1,775,000 in 2007 and $1,775,000
in 2008. The bonds are collateralized by certain property, plant and equipment
having no carrying value at September 30, 2006.     The remaining $14,000,000
of industrial revenue bonds is due in 2022, and is secured by a letter of credit. The interest rate on these bonds is a variable rate established weekly.
  The average rate on the bonds was 3.3% and 2.2% for fiscal 2006 and 2005, respectively.

  The secured notes and contracts are collateralized by certain real estate having a carrying value of approximately $2,917,000 at September 30, 2006 and are payable in installments through 2015.

  The aggregate amount of principal payments due subsequent to September 30, 2006, assuming that all of the industrial development revenue bondholders exercise their options to sell the bonds to the Company is: 2007 - $3,279,000, 2008 - $1,964,000, 2009 - $78,000, 2010 - $83,000, 2011 - $86,000 subsequent years - $14,212,000.

  The Company has a revolving credit facility, which is syndicated through a group of six commercial banks under which it may borrow up to $250,000,000.
The credit facility expires on June 30, 2009.   A commitment fee of .1% is paid
on the unused portion of the total credit.   At September 30, 2006, no balance
was outstanding under the credit agreement.

  The credit agreement contains financial covenants requiring maintenance of certain debt to total capitalization and interest coverage ratios. In addition, the covenants restrict activities regarding investments and leasing and borrowing. At September 30, 2006, the Company was in compliance with all covenants contained in the credit agreement.

  The Company also has available short-term lines of credit from two banks
aggregating $35,000,000.   At September 30, 2006, no borrowings were
outstanding. Under these lines the Company may borrow funds for a period of one to ninety days. There is no commitment fee and the banks can terminate the lines at any time. The interest rate is determined at the time of each borrowing.

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

9. Stock option plan. The Company has a stock option plan under which options for shares of common stock may be granted to directors, officers and key
employees.   Prior to October 1, 2005, the Company accounted for stock options
under the intrinsic value method of APB Opinion No. 25.   Accordingly, no
compensation expense was recognized because the exercise price of the stock options was equal to the market price of the stock on the date of grant.

Effective October 1, 2005, the Company adopted SFAS No. 123R, "Share-Based Payment," which requires the Company to recognize compensation expense for the
fair value of stock-based compensation awards.   As permitted by SFAS 123R, the
Company elected the modified prospective transition method, and as such, results from prior periods have not been restated. Under the modified prospective method, the Company must record stock-based compensation expense for all awards granted after October 1, 2005 and for the unvested portion of previously granted awards outstanding prior to October 1, 2005.

The Company grants stock options to officers and key employees that become exercisable in five equal annual installments, subject to continued employment.
 Compensation expense for these awards is recognized on a straight-line basis
over the five-year vesting period.   Typically, the annual vesting date occurs
in the first quarter of the fiscal year.   For fiscal years 2005 and 2006, the
Company also granted 1,000 options to each of its non-employee directors for
each regular board meeting that they attend.   Effective October 1, 2006, non-
employee directors will receive annually in December stock options valued at $50,000 using the Black Scholes option-pricing model. Options granted to directors are immediately exercisable and therefore the entire expense related to these options is recorded at the date of grant. The Company will issue new shares for the exercise of stock options unless there are shares available in treasury. At September 30, 2006, 881,000 shares of common stock were available for future grants.

Compensation cost related to the unvested portion of awards was estimated in accordance with the original provisions of SFAS 123, adjusted for estimated forfeitures. Compensation cost for all stock-based awards granted after the adoption dated was determined based on grant-date fair value estimated in accordance with SFAS 123R. For the year ended September 30, 2006, compensation cost related to stock-based awards was $5,192,000. Tax benefits recognized related to stock-based compensation for year ended September 30, 2006 were $2,003,000.

The Company used the Black Scholes option-pricing model to determine fair value
before and after the adoption of SFAS 123R.   The fair value of options granted
during the years ended September 30, 2006, 2005 and 2004 was estimated using the following weighted average assumptions:

                                           2006      2005      2004

     Expected dividend yield               1.17%     1.41%     1.73%
     Expected volatility                  34.32%    26.81%    23.81%
     Risk-free interest rate               4.52%     4.08%     3.98%
     Expected life of stock
       options - years                      7.2         7         7

     Expected volatility is based on the Company's historical stock prices.

     The following table summarizes stock option activity for the fiscal year ended September 30, 2006:

                                  Weighted    Weighted
                                          Average     Average     Aggregate
                                          Exercise    Remaining   Intrinsic
                               Options     Price       Life       Value

     Outstanding on
        September 30, 2005   3,591,926     16.81

      Granted                  383,900     51.47
      Exercised               (299,575)    13.21
      Canceled                 (45,625)    42.93

      Outstanding on
        September 30, 2006   3,630,626     20.45       5.1     $ 66,305,043
      Exercisable on
        September 30, 2006   2,348,914     13.26       3.7     $ 59,783,471

The weighted average grant-date fair values for the years ended September 30, 2006, 2005 and 2004 were $20.86, $11.96 and $10.49, respectively. The total intrinsic value of options exercised during the years ended September 30, 2006, 2005 and 2004 was $12,010,000, $18,522,000 and $8,688.000, respectively.

The total tax benefits for year ended September 30, 2006 were $4,636,000 of which $4,037,000 were excess tax benefits and reported as cash flows from financing activities. Prior to the adoption of FAS 123R, these tax benefits would have been classified as cash flows from operating activities.

As of September 30, 2006, there is $10,821,000 of unrecognized compensation expense related to nonvested option awards that is expected to be recognized over a weighted average period of 2.7 years.

During fiscal years 2005 and 2004, the Company accounted for its stock option plans using the intrinsic value method prescribed by APB 25 and provided the
pro forma disclosures required by SFAS 123.   The following presents pro forma
income and per share data as if a fair value based method had been used to account for stock based compensation for the fiscal years ended September 30, 2005 and 2004 (in thousands except per share amounts):

                                                    2005            2004

Reported net income                              $157,653         113,670
Compensation cost determined
 under fair value based
 method, net of income tax                         (2,892)         (2,134)

Pro forma net income                             $154,761         111,536
Basic earnings per share:
 Reported net income                             $   2.41            1.75
 Compensation cost, net of
  income taxes                                       (.04)           (.03)
 Pro forma basic earnings
  per share                                      $   2.37            1.72

Diluted earnings per share:
 Reported net income                             $   2.36            1.72
 Compensation cost, net of
  income taxes                                       (.04)           (.03)
 Pro forma diluted earnings
  per share                                      $   2.32            1.69

10. Income taxes. The provision for income taxes for the fiscal years ended September 30 consisted of the following (in thousands):


                                     2006           2005            2004
Current:
  Federal                          $ 99,267        72,672          46,857
  State                              16,120        11,560           7,076
                                    115,387        84,232          53,933
Deferred                              3,288        13,747          10,350
  Total                            $118,675        97,979          64,283


 A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate follows (in thousands):


                                      2006          2005            2004
Amount computed at statutory
  Federal rate of 35%              $115,529        89,471          62,284
Effect of percentage depletion       (5,250)       (3,505)         (4,185)
State income taxes (net of Federal
  income tax benefit)                10,778         8,619           5,736
Manufacturing deduction              (2,686)          -               -
Other, net                              304         3,394             448
Provision for income taxes         $118,675        97,979          64,283



   The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30 are presented below (in thousands):
                                      2006         2005
Deferred tax liabilities:
 Basis difference in property,
  plant and equipment             $  96,715        93,082
 Goodwill                            15,693        11,740
 Other                                2,197         1,947
  Gross deferred tax liabilities    114,605       106,769

Deferred tax assets:
 Insurance reserves                   8,544         7,189
 Other accrued liabilities           14,136        10,731
 Minimum pension liability            2,009         3,290
 Canadian net operating losses        2,034         1,575
 Other                                1,163         1,375
 Gross deferred tax assets           27,886        24,160
 Valuation allowance for Canadian
  net operating losses               (2,034)       (1,575)
 Net deferred tax assets             25,852        22,585
Net deferred tax liability        $  88,753        84,184

     At September 30, 2006, the Company and subsidiaries included in these consolidated financial statements had available Canadian loss carry forwards of approximately $5.3 million, which expire between the years 2009 and 2014.

     Management believes that sufficient uncertainty exists regarding the realization of these deferred tax assets and that a valuation allowance is
required.   The change in valuation allowance reflects management's assessment regarding the future realization of the Canadian loss carry forwards.

     Income taxes receivable were $7,361,000 at September 30, 2006 and are included in accounts receivable in the consolidated balance sheet.

     For the years ended September 30, 2006, 2005 and 2004, income tax benefits attributable to stock option transactions that were recorded to shareholders'
equity were $4,636,000, $7,145,000 and $3,269,000, respectively.   For the
years ended September 30, 2006 and 2005, income taxes of $1,281,000 and $3,290,000 were recorded to shareholders' equity related to the minimum pension liability.

11. Employee benefits. The Company and its subsidiaries have a number of retirement plans which cover substantially all employees.

   Certain subsidiaries have a qualified noncontributory defined benefit retirement plan covering certain employees. The benefits are based on years of service and the employee's highest average compensation for any five (or in the case of one subsidiary three) consecutive years of service. Plan assets are invested in mutual funds, listed stocks and bonds and cash equivalents. The Company's funding policy is to fund annually within the limits imposed by the Employee Retirement Income Security Act.

    The Company also has a nonqualified management security plan for certain
officers and key employees.   Accrued benefits were frozen as of December 31,
2001.  Contributions are made to the plan, sufficient to satisfy the funding
requirements as incurred.   Life insurance on the lives of the participants has
been purchased to partially fund this benefit and the Company is the owner and beneficiary of such policies (see Note 6 to the consolidated financial statements).

   The Company uses a measurement date of June 30 and September 30 for its noncontributory defined benefit retirement plan and its management security plan, respectively.

   Net periodic pension cost (income) for fiscal years ended September 30 included the following components (in thousands):


                                            2006        2005       2004
Service cost-benefits earned during
  the period                             $   414         447        505
Interest cost on projected benefit
  obligation                               2,386       2,382      1,369
Return on assets                          (1,795)     (1,866)    (1,759)
Amortization of net asset and prior
  service cost                             2,043         925        250
Net periodic pension cost                  3,048       1,888        365
FAS 88 changes:
  Curtailment                                 10           -          -
Total net periodic pension cost          $ 3,058       1,888        365

  The following table provides for the retirement plan a reconciliation of projected benefit obligations, the funded status and the amounts included in the consolidated balance sheets at September 30 (in thousands):

                                                2006          2005

Change in projected benefit obligation:

  Balance beginning of year                   $48,736        40,324
  Service cost                                    414           447
  Interest cost                                 2,386         2,382
  Actuarial (gain) loss                          (941)        6,902
  Curtailment                                    (179)            -
  Benefits paid                                (2,615)       (2,357)

  Balance end of year                         $47,801        47,698
Accumulated benefit obligation at
  end of year                                 $46,842        45,806

Change in plan assets:

  Balance beginning of year                   $23,425        24,066
  Employer contributions                        1,314	        1,103
  Actual return on assets                       1,429           837
  Expenses                                       (199)         (224)
  Benefits paid                                (2,615)       (2,357)

  Balance end of year                         $23,354        23,425



Net amount recognized:

  Funded status                              $(24,447)      (24,273)
  Unrecognized net actuarial loss               7,894        10,420
  Unrecognized prior service cost                 558           639

  Net amount recognized                      $(15,995)      (13,214)

Amount recognized in Consolidated Balance Sheets:

  Accrued Benefit Liability                  $(21,760)      (22,381)
  Intangible Asset                                558           639
  Accumulated Other Comprehensive Income        5,207         8,528
                                             $(15,995)      (13,214)


Weighted Average Assumptions used to determine benefit obligation:

  Discount Rate                                  6.00%         5.00%
  Rate of Compensation Increase                  3.50%         3.50%

Increase in minimum liability included
  in Comprehensive Income                      $ 3,321        8,528

Weighted Average Assumptions used to
  determine net periodic pension cost:

  Discount Rate                                   5.00%        6.00%
  Expected Return on Plan Assets                  8.00%        8.00%
  Rate of Compensation Increase                   3.50%        4.50%

Plan Assets:

                        Target Allocation   Percentage of Plan   Assets At
                        Percentages	           6/30/06           6/30/05

Equity securities        60 - 80                  78                73
Debt securities          20 - 30                  18                24
Other                     2 -  5                   4                 3
  Total                                          100               100


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

   The Company expects to contribute approximately $2,246,000 to the Plans during 2007.

   Estimated future benefit payments reflecting future service for the fiscal year ending (in thousands):

                  2007	                  $3,167
                  2008                     3,027
                  2009                     3,086
                  2010                     3,627
                  2011                     3,487
                  2012-2016               20,507

   Union employees are covered by multi-employer plans not administered by the Company. Payments of $79,000, $136,000 and $139,000 were made to these plans during fiscal 2006, 2005 and 2004, respectively.

   Additionally, the Company and certain subsidiaries have savings/profit sharing plans for the benefit of qualified employees. The savings feature of the plans incorporates the provisions of Section 401(k) of the Internal Revenue Code. Under the savings feature of the plans, eligible employees may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company and certain subsidiaries may make annual contributions to the plans as determined by the Board of Directors, with certain limitations. The plans provide for deferred vesting with benefits payable upon retirement or earlier termination of employment. The total cost of the plans was $33,930,000 in 2006, $25,161,000 in 2005 and $16,109,000 in 2004.



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

   The following table for the retiree health care plan provides a reconciliation of benefit obligations, the funded status and the amounts included in the consolidated balance sheets at September 30 (in thousands):

                                            2006         2005
 Change in benefit obligation:
   Balance beginning of year             $ 2,162        1,815
   Service cost                               87           72
   Plan participant contributions            176          176
   Interest cost                              84           91
   Actuarial (gain) loss                    (569)         371
   Benefits paid                            (340)        (363)
   Balance end of year                   $ 1,600        2,162

 Change in plan assets:
   Balance beginning of year             $     0            0
   Employer contributions                    164          187
   Plan participant contributions            176          176
   Benefits paid                            (340)        (363)
   Balance end of year                   $     0            0

Net amount recognized:
Funded status                            $(1,600)      (2,162)
Unrecognized net gain                       (714)        (193)
Unrecognized prior service cost               68           84

Accrued post-retirement benefit costs    $(2,246)      (2,271)

     Net periodic post-retirement benefit cost for fiscal years ended September 30 includes the following components (in thousands):
                                            2006         2005      2004
Service cost of benefits earned
 during the period                     $      87           72        73
Interest cost on APBO                         84           91       101
Net amortization and deferral                (32)         (66)      (38)
Net periodic post-retirement benefit
 cost                                  $     139           97       136

     The discount rate used in determining the Net Periodic Post Retirement
Benefit Cost was 5% and 6% for 2006 and 2005, respectively.   The discount rate
used in determining the benefit obligation was 6% and 5% in 2006 and 2005, respectively.

     The expected contribution by the Company for 2007 is $116,000.

     Estimated future benefit payments reflecting expected future service for the fiscal year ending (in thousands):

                        2007	                  $ 116
                        2008	                    124
                        2009	                    130
                        2010	                    136
                        2011	                    146
                        Thereafter                877

    The discount rate assumptions for the Company's benefit plans at September 30, 2006 and 2005 were determined based on yield rates on long-term corporate Aa and Aaa bonds that would approximate projected benefit payments.

12. Leases. Certain plant sites, office space and equipment are rented under operating leases. Total rental expense, excluding mineral leases which are cancelable, for fiscal 2006, 2005 and 2004 was $6,510,000, $5,894,000 and
$5,644,000 respectively. Future minimum lease payments under operating leases with an initial or remaining non-cancelable term in excess of one year, exclusive of mineral leases which are cancelable, at September 30, 2006 are as follows: 2007-$1,599,000; 2008-$1,460,000; 2009-$1,281,000; 2010-$1,124,000;
2011-$883,000; after 2011-$3,575,000. Certain leases include options for renewal by the Company. Most leases require the Company to pay for utilities,
insurance and maintenance.   The mineral leases which are cancelable have
variable payments based on the actual tons mined each month.

13. Gain on sales of real estate and other income. During 2006, the Company sold real estate resulting in pre-tax gains of $3,569,000. The Company exchanged parcels of land with another party in settlement of a lawsuit, with part of the transaction occurring in 2006 and part in 2005. The exchange was recorded at fair value, with the resulting pre-tax gains of $2,838,000 and $3,747,000 recorded in other income in 2006 and 2005, respectively. Additionally during 2006, the Company sold a 15% interest in an affiliate, resulting in a gain of $1,442,000, which is included in other income. During 2005, the Company sold a former quarry site in the Baltimore area in two closings with gross proceeds of $33,500,000, resulting in a pre-tax gain of $6,013,000. The Company is in the process of completing the site work related to this sale. As a result, an additional $886,000 of gain was deferred and
will be recognized as income as the site work is completed.   During fiscal
2006, $397,000 of the deferred gain was recognized in income.   Also in 2005,
the Company sold another parcel of land for $600,000 and realized a pre-tax gain of $116,000. Additionally during 2005, the Company sold other parcels of land resulting in a combined gain of $238,000. During 2004, several parcels of
land were sold resulting in a pre-tax gain of $13,167,000.   This included
closing on all remaining installments of a sale of another former quarry site. Gross proceeds of this sale were $20,250,000 resulting in a pre-tax gain of approximately $12,900,000.

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

   Operating results and certain other financial data for the business segments are as follows (in thousands):
                                                2006       2005      2004
           Net sales, excluding freight
                  Construction aggregates  $  387,590    325,254   291,550
                  Concrete products           867,123    728,272   575,053
                  Cement and calcium          235,244    206,254   164,251
                  Intersegment sales         (161,686)  (133,172) (104,245)

                  Total net sales          $1,328,271  1,126,608   926,609

           Operating profit
                  Construction aggregates  $  117,215     94,552    87,518
                  Concrete products           148,149    118,161    60,009
                  Cement and calcium           83,600     57,336    46,123
                  Corporate overhead          (29,489)   (20,576)  (17,722)

                  Total operating profit   $  319,475    249,473   175,928

           Identifiable assets, at year end
                  Construction aggregates  $  471,637    408,322   340,217
                  Concrete products           331,117    280,114   253,392
                  Cement and calcium          252,825    226,490   222,855
                  Unallocated corporate assets 74,831     56,776    59,587
                  Cash items                   93,353     68,921    45,890
                  Investments in affiliates    12,497     12,368    12,988

                  Total identifiable assets$1,236,260  1,052,991   934,929

            Depreciation, depletion and
               amortization
                  Construction aggregates  $   33,789     27,578    25,809
                  Concrete products            28,808     25,138    23,146
                  Cement and calcium            8,882      8,712     9,211
                  Other                         3,208      3,130     5,462
                  Total depreciation, depletion
                    and amortization       $   74,687     64,558    63,628

            Capital expenditures
                  Construction aggregates  $   81,076     91,003    47,211
                  Concrete products            48,173     27,961    40,167
                  Cement and calcium           29,782      7,804     2,244
                  Other                         3,908      4,706    15,034

                  Total capital            $  162,939    131,474   104,656
                    expenditures

    Capital expenditures include additions to property, plant and equipment from exchanges of $4,010,000, $4,652,000 and $104,000 for fiscal 2006, 2005 and 2004, respectively, which are reported in the cash flow statement as non-
cash activity.   Capital expenditures also include additions to property,
plant and equipment financed by issuing debt of $1,276,000 for fiscal 2005.

    Construction aggregates operating profit for 2006, 2005 and 2004 includes gains on the sale of real estate of $1,685,000, $6,194,000 and $10,677,000,
respectively.   Construction aggregates operating profit for 2005 also
includes the recovery of previously expensed costs and fee reimbursement in an insurance settlement of $2,116,000. Concrete products operating profit for 2006 and 2005 includes gains on the sale of real estate of $1,884,000 and $173,000, respectively. Cement and calcium operating profit for 2006 includes $1,075,000 of insurance proceeds and operating profit for 2004 includes a gain of $2,490,000 on the sale of a calcium plant.

Corporate overhead includes the costs of certain operating activities that are not reflected in the operating results used internally to measure and evaluate our core businesses. These costs include executive management and related personnel costs, corporate development costs, public company expenses, certain employee benefits, professional and service fees, certain insurance costs, and other general corporate items.

15. Fair values of financial instruments. At September 30, 2006 and 2005 the carrying amounts reported in the balance sheets for cash and cash equivalents, notes receivable, short-term notes payable to banks, revolving credit and industrial development revenue bonds approximate their fair values. The fair values of the Company's other long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At September 30, 2006 and 2005 the carrying amount of such other long-term debt approximated their fair value.

16. Contingent liabilities.  Following is a discussion of the more significant
matters.   In view of the inherent uncertainties, the outcome of any unresolved matters described below cannot be predicted at this time, nor can the amount of
potential loss, if any, be reasonably estimated.   On March 22, 2006, the
United States District Court for the Southern District of Florida ruled that the mining permit issued for our Miami quarry, as well as several permits issued to competitors in the same region, had been improperly issued. The Court remanded the permitting process to the U.S. Army Corps of Engineers for further review and consideration. To date mining has been unaffected pending the
outcome of a hearing which began on June 13, 2006.   The Court has not issued
any rulings as to the remedy it intends to order at the conclusion of these proceedings.

The Court's ruling affects most of the twelve mining permits issued for Florida's Lake Belt region. We hold one of the twelve permits. In 1997, the Florida Legislature adopted the Miami-Dade County Lake Belt Plan, covering an approximately 57,515-acre area west of Miami and east of Everglades National Park. Among other purposes, the Lake Belt Plan was developed to maximize efficient recovery of limestone while promoting the social and economic welfare of the community and protecting the environment. In 2002, the U.S. Army Corps of Engineers issued ten permits that collectively authorize dredging 5,409 acres of wetlands in the Lake Belt for mining-related purposes while requiring the permit holders to pay mitigation fees to fund the acquisition and restoration of approximately 7,500 acres in the Everglades.

The Lake Belt is the single biggest source of supply for the State of Florida's needs of limestone and related products. Approximately half of Florida's supply of coarse aggregates comes from the Lake Belt. Although we hold only one of the twelve mining permits issued for the Lake Belt, this source of supply is important to the Company's Florida operations.

For the year ended September 30, 2006, we sold 3,899,000 tons of aggregates from the Miami quarry, generating $40,628,000 in revenues. A significant portion of this volume is shipped by rail to Central and Northeast Florida and used in our concrete production facilities in Southeastern Florida, Central Florida and Jacksonville. Our Miami quarry employs 98 persons and has property, plant and equipment of approximately $58,910,000 of which $20,641,000 is land.

We estimate that recoverable reserves at the Miami quarry (assuming that mining is permitted to continue in the long term) are approximately 135 million tons.

We strongly believe that the Lake Belt Plan previously approved by the agencies protects both environmental interests and the economic interests of Miami-Dade County and the State of Florida. We further believe that the permits issued by the Corps of Engineers were properly issued. We intend to appeal the Court's ruling, while at the same time seeking re-issuance of the permits.

The ultimate impact of this ruling on our operations and future results is largely dependent on several factors:

- whether mining will be interrupted pending reconsideration of the permit by the Corps of Engineers;

- whether our permit will be reissued by the Corp of Engineers;

- whether our competitors who mine in the Lake Belt will be enjoined from mining or will have their permits reissued; and

- whether the price increases that would likely result from the inability to mine in the Lake Belt would lead to cancellation of planned public projects and commercial and residential construction projects in the Company's markets.

We have developed contingency plans in the event of a temporary or permanent mining shutdown in the Lake Belt region. Our Ft. Myers quarry has adequate reserves and plant capacity (via a second shift) to replace the volume provided by our Miami quarry, but transporting aggregates to many of the markets currently served by the Miami quarry would require utilization of truck transportation, due to the absence of adequate rail service from Ft. Myers. We are uncertain whether the market could supply sufficient truck transportation to get Ft. Myers aggregates to all of the markets currently being served with Florida Rock Miami aggregate. Even if truck transportation is available, the transportation cost via truck would be substantially higher and possibly prohibitive to some markets. Likewise, we would expect time delays of one year or more to ramp up the Ft. Myers quarry to the full second shift and some increased inefficiency inherent in such a 24 hour operation.

If mining was suspended or discontinued, we would need to determine if the value of the assets or land had been impaired. The recovery of our investment would be dependent upon alternative uses for the assets currently employed at Miami and cannot be estimated at this time.

We previously reported that Canadian environmental authorities had ordered the removal from a third party landowner's site of certain crushed material produced by the New Brunswick, Canada quarry operated by our 50% subsidiary, Jamer Materials, Ltd. These materials have been found to contain elevated levels of naturally occurring arsenic. The removal of this crush material has been completed. We do not expect this matter to have a material adverse effect on our operating results or financial condition.

We were named as one of numerous defendants in a lawsuit filed in Broward County, Florida, by 61 plaintiffs alleging personal injuries arising from
silicosis.   The lawsuit asserted that we and various other mining companies named in the complaint (along with other defendants) are liable for negligence
under a number of theories.   Since the filing, all cases against us have been
dismissed as none of the verified worksheets identified us in connection with claimed loss. While there is still a potential for 9 of the plaintiffs to be permitted a final opportunity to present verified evidence linking us with the claimed loss, management does not expect this matter in any event to have a material adverse effect on our financial position or results of operations.

We are involved in litigation on a number of other matters and are subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a materially adverse effect on our consolidated financial statements.

We have retained certain self-insurance risks with respect to losses for third party liability and property damage.



17. Commitments.  At September 30, 2006, the Company had purchase commitments
of approximately $86,830,000.   Of this amount approximately $66,746,000 were
orders placed for equipment.



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

Barbara C. Johnston
Secretary
General Counsel

John W. Green
Assistant Secretary
Director of Corporate Credit



Florida Rock Industries, Inc.

General Office:  155 East 21st Street
Jacksonville, Florida 32206
Telephone:  (904) 355-1781

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 9 a.m. local time, on Wednesday, February 07, 2007 at the general offices of the Company, 155 East 21st Street, Jacksonville, Florida.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 1-800-937-5449

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

Shareholders may also obtain copies of reports to the Securities and Exchange Commission on Form 10-K, 10-Q and 8-K by accessing the Company
website at.   Copies of these reports are available on the website the
same day they are filed with the Securities and Exchange Commission.

The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-
K. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

55